THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION.

If you are in any doubt as to the action you should take, you should consult your stockbroker, bank manager, solicitor, accountant or other professional adviser immediately.

Bursa Malaysia Securities Berhad ("**Bursa Securities**") takes no responsibility for the contents of this document, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from, or due to your reliance upon, the whole or any part of the contents of this document. Bursa Securities has not perused the contents of this document before the issue of this document.

RESORTS WORLD BHD

(Company no. 58019-U)
(Incorporated in Malaysia under the Companies Act, 1965)

Part A

Statement in relation to the

(i) Proposed renewal of share buy-back authority; and

(ii) Proposed exemption under Practice Note 2.9.10 of the Malaysian Code on Take-Overs and Mergers, 1998 to Genting Berhad and persons acting in concert with it from the obligation to undertake a mandatory take-over offer on the remaining voting shares in Resorts World Bhd ("Resorts World") not already owned by them, upon the purchase by Resorts World of its own shares pursuant to the proposed renewal of share buy-back authority ("Proposed Exemption")

Part B

Independent advice circular from Public Investment Bank Berhad on the Proposed Exemption

Part C

Statement in relation to the proposed amendments to Resorts World's Articles of Association

Adviser for Part A

CIMB

CIMB Investment Bank Berhad (18417-M)
(A Participating Organisation of Bursa Malaysia Securities Berhad)

Independent Adviser for Part B

PUBLIC INVESTMENT BANK BERHAD (20027-W)
(A Participating Organisation of Bursa Malaysia Securities Berhad)
(Wholly-Owned Subsidiary of Public Bank Berhad)

The resolutions in respect of the above proposals will be tabled at Resorts World's Twenty-Eighth Annual General Meeting ("**AGM**"), details of which are set out below. The Notice of AGM and the Form of Proxy are set out in Resorts World's Annual Report for the financial year ended 31 December 2007 despatched together with this document.

Date and time of the AGM	:	Monday, 23 June 2008 at 10.30 a.m. or at any adjournment
Venue of AGM	:	Nirwana Ballroom, Lower Lobby, Crowne Plaza Mutiara Kuala Lumpur, Jalan Sultan Ismail, 50250 Kuala Lumpur
Last date and time for lodging the Form of Proxy	:	Saturday, 21 June 2008 at 10.30 a.m.

This document is dated 30 May 2008

CONTENTS

PAGE

PART A - STATEMENT IN RELATION TO THE PROPOSED SHARE BUY-BACK RENEWAL AND PROPOSED EXEMPTION

PART B

PART C - STATEMENT IN RELATION TO THE PROPOSED AMENDMENTS

Part A

Statement in relation to the Proposed Share Buy-Back Renewal and Proposed Exemption

DEFINITIONS

The following definitions shall apply throughout Part A of this document unless the context requires otherwise:

Act	:	Companies Act, 1965
AGM	:	Annual general meeting
Board	:	Board of Directors
Bursa Securities	:	Bursa Malaysia Securities Berhad
CIMB	:	CIMB Investment Bank Berhad
Code	:	Malaysian Code on Take-Overs and Mergers, 1998
Convertible Notes	:	RM1.1 billion zero coupon convertible notes due 2008 issued by Resorts World expiring on 21 September 2008
EPS	:	Earnings per share
ESOS	:	Executive share option scheme for eligible executives of the Group
Exchangeable Notes	:	USD300 million 1% guaranteed exchangeable notes due 2008 issued by Prime Venture (Labuan) Limited (Genting's subsidiary), which are exchangeable into existing Resorts World Shares held by Genting expiring on 12 December 2008
Genting	:	Genting Berhad
Group	:	Resorts World and its subsidiaries
KHR	:	Kien Huat Realty Sdn Berhad
LPD	:	28 April 2008, being the latest practicable date before the printing of this document
Market Day	:	A day on which Bursa Securities is open for trading of securities
PACs	:	Persons acting in concert with Genting
PIVB	:	Public Investment Bank Berhad
PN	:	Practice Note
Proposals	:	Collectively, the Proposed Share Buy-Back Renewal and Proposed Exemption
Proposed Exemption	:	Proposed exemption under PN 2.9.10 of the Code to Genting and the PACs from the obligation to undertake a mandatory take-over offer under Part II of the Code on the remaining voting shares in Resorts World not already owned by them, upon the purchase by Resorts World of its own shares pursuant to the Proposed Share Buy-Back Renewal
Proposed Share Buy-Back Renewal	:	Proposed renewal of the authority for Resorts World to purchase and/or hold its own shares of an aggregate amount of up to 10% of its prevailing issued and paid-up share capital at any time
Resorts World	:	Resorts World Bhd
Resorts World Shares	:	Ordinary shares of RM0.10 each in Resorts World
SC	:	Securities Commission
The Estate	:	The Estate of Tan Sri (Dr.) Lim Goh Tong (deceased)
VWAP	:	Volume weighted average market price

DEFINITIONS *(cont'd)*

RM and sen	:	Ringgit Malaysia and sen respectively
USD	:	United States Dollar

All references to "you" in Part A of this document are to the shareholders of Resorts World.

Words denoting the singular shall, where applicable, include the plural and vice versa, and words denoting the masculine gender shall, where applicable, include the feminine and/or neuter genders, and vice versa. References to persons shall include corporations.

Any reference to any legislation in Part A of this document is a reference to that legislation as for the time being amended or re-enacted.

Any reference to time of day in Part A of this document is a reference to Malaysian time, unless otherwise stated.

Any reference to announcements in Part A of this document is to announcements made by CIMB on behalf of Resorts World, on Bursa Malaysia Berhad's website, unless otherwise stated.

Any discrepancy in the tables between the amounts listed and the totals in Part A of this document are due to rounding.

All references to "voting shares" in Part A of this document refers to issued and paid-up share capital less treasury shares.

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RESORTS WORLD BHD

(Company no. 58019-U)
(Incorporated in Malaysia under the Act)

Registered Office:

24th Floor Wisma Genting
Jalan Sultan Ismail
50250 Kuala Lumpur

30 May 2008

Board of Directors:

Tan Sri Lim Kok Thay *(Chairman and Chief Executive)*
Tun Mohammed Hanif bin Omar *(Deputy Chairman)*
Tan Sri Alwi Jantan *(Executive Director)*
Mr Quah Chek Tin *(Non-Independent Non-Executive Director)*
Tan Sri Wan Sidek bin Hj Wan Abdul Rahman *(Independent Non-Executive Director)*
Tan Sri Dr Lin See Yan *(Independent Non-Executive Director)*
Tan Sri Clifford Francis Herbert *(Independent Non-Executive Director)*
General (R) Tan Sri Mohd Zahidi bin Hj Zainuddin *(Independent Non-Executive Director)*

To the Shareholders of Resorts World

Dear Sir/Madam

(i) Proposed renewal of share buy-back authority; and

(ii) Proposed exemption under PN 2.9.10 of the Code to Genting and the PACs from the obligation to undertake a mandatory take-over offer on the remaining voting shares in Resorts World not already owned by them, upon the purchase by Resorts World of its own shares pursuant to the proposed renewal of share buy-back authority

1. INTRODUCTION

At the Twenty-Seventh AGM held on 21 June 2007, Resorts World's Board had obtained your approval for the renewal of the authorisation for Resorts World to purchase up to 568,039,000 Resorts World Shares representing 10% of the issued and paid-up share capital of Resorts World as at 3 May 2007. Such authorisation will expire at the conclusion of Resorts World's forthcoming AGM.

On 2 May 2008, Resorts World announced its intention to seek your approval for the Proposals.

Part A of this document provides you with the details of the Proposals. Resorts World will be seeking your approval for the resolutions pertaining to the Proposals at its forthcoming AGM.

The Notice of AGM together with the Form of Proxy are set out in Resorts World's Annual Report for the financial year ended 31 December 2007, which is despatched together with this document.

You are advised to read and consider carefully the contents of Parts A and B of this document, before voting on the resolutions pertaining to the Proposed Share Buy-Back Renewal and Proposed Exemption to be tabled at Resorts World's forthcoming AGM.

2. DETAILS OF THE PROPOSALS

2.1 Proposed Share Buy-Back Renewal

2.1.1 Resorts World is proposing to seek your approval for the renewal of the authority for Resorts World to purchase and/or hold its own shares of an aggregate amount of up to 10% of its prevailing issued and paid-up share capital at any time within the time period stated in Section 2.1.2 below. Such purchase is subject to compliance with Section 67A of the Act and any prevailing laws, rules, regulations, orders, guidelines and requirements issued by the relevant authorities at the time of the purchase.

2.1.2 The authority from you, if renewed, shall be effective upon the passing of the ordinary resolution for the Proposed Share Buy-Back Renewal at Resorts World's forthcoming AGM until:

(i) the conclusion of the next AGM; or

(ii) the expiry of the period within which the next AGM is required by law to be held,

unless earlier revoked or varied by ordinary resolution passed by the shareholders of Resorts World in general meeting, whichever occurs first.

2.1.3 For illustrative purposes, based on Resorts World's issued and paid-up share capital and the number of treasury shares held as at the LPD of 5,872,397,604 Resorts World Shares and 129,065,100 Resorts World Shares respectively, the maximum number of Resorts World Shares that can be purchased pursuant to the Proposed Share Buy-Back Renewal is 458,174,660 Resorts World Shares.

Nonetheless, Resorts World has ESOS options and Convertible Notes in issue. Hence, the maximum number of Resorts World Shares that Resorts World can purchase and/or hold may change from time to time during the validity period of the authority stated in Section 2.1.2 above, depending on Resorts World's enlarged issued and paid-up share capital at the time of purchase of its own shares. Please refer to Section 5 below for further details.

2.1.4 As at the LPD, Resorts World's public shareholding spread was approximately 51.5%. For illustrative purposes, assuming that the purchase by Resorts World of its own shares is carried out in full based on its issued and paid-up share capital as at the LPD, and the shares are purchased from public shareholders, Resorts World's proforma public shareholding spread will be approximately 47.3%.

2.1.5 The Proposed Share Buy-Back Renewal will allow Resorts World's Board to exercise its power to purchase Resorts World Shares at any time within the time period stated in Section 2.1.2 above, using Resorts World's internally generated funds and/or external borrowings.

The actual number of Resorts World Shares that may be purchased will depend on the availability of funds, relevant cost factors, and market conditions and sentiments.

Notwithstanding the above, the maximum amount of funds to be allocated for the purchase of Resorts World Shares under the Proposed Share Buy-Back Renewal will be subject to the amount of Resorts World's retained earnings and/or share premium accounts. Based on Resorts World's latest audited financial statements as at 31 December 2007, the retained earnings and share premium accounts were RM7,147.7 million and RM927.7 million respectively.

In the event Resorts World purchases its own shares using external borrowings, Resorts World's Board will ensure that there are sufficient funds to repay the external borrowings and that the repayment will not have any material effect on the cashflow of Resorts World.

2.1.6 In accordance with Section 67A of the Act, Resorts World's Board may, at its discretion, deal with the purchased Resorts World Shares in the following manner:

(i) cancel the Resorts World Shares so purchased; or

(ii) retain the Resorts World Shares so purchased as treasury shares which may be distributed as share dividends to the shareholders of Resorts World and/or be resold on Bursa Securities in accordance with the relevant rules of Bursa Securities and/or be cancelled subsequently; or

(iii) combination of items (i) and (ii) above,

or in any other manner as may be prescribed by all applicable laws and/or regulations and guidelines applied from time to time by Bursa Securities and/or any other relevant authority for the time being in force and that the authority to deal with the purchased Resorts World Shares shall continue to be valid until all the purchased Resorts World Shares have been dealt with by the Directors of Resorts World.

In the event Resorts World ceases to hold all or part of the purchased Resorts World Shares as a result of the above, Resorts World may further purchase and/or hold such additional number of Resorts World Shares provided that the total purchased Resorts World Shares (including Resorts World Shares held as treasury shares then) does not exceed 10% of its total issued and paid-up share capital at the time of such purchase.

While the purchased Resorts World Shares are held as treasury shares, the rights attached to them as to voting, dividends and participation in other distributions or otherwise are suspended and the treasury shares shall not be taken into account in calculating the number or percentage of shares or of a class of shares in Resorts World for any purpose including substantial shareholdings, take-overs, notices, the requisitioning of meetings, the quorum for a meeting and the result of a vote on a resolution at a meeting.

2.1.7 Under the Listing Requirements of Bursa Securities:

(i) Resorts World may only purchase its own shares on Bursa Securities at a price which is not more than 15% above the VWAP of Resorts World Shares for the 5 Market Days immediately preceding the date of the purchase; and

(ii) Resorts World may only resell the treasury shares at a price which is:

(a) not less than the VWAP for the Resorts World Shares for the 5 Market Days immediately preceding the date of the resale; or

(b) not more than 5% discount to the VWAP of Resorts World Shares for the 5 Market Days immediately prior to the resale provided that:

- the resale takes place no earlier than 30 days from the date of purchase; and

- the resale price is not less than the cost of purchase of the Resorts World Shares being resold.

The details of Resorts World's purchases of Resorts World Shares made in the last financial year are set out in Note 31 of Resorts World's audited financial statements and the Corporate Governance Report which are enclosed in Resorts World's Annual Report for the financial year ended 31 December 2007.

2.2 Proposed Exemption

As at the LPD, Genting and the PACs collectively hold approximately 48.45% of the voting shares in Resorts World. The future purchase by Resorts World of its own shares pursuant to the Proposed Share Buy-Back Renewal may result in the collective voting interest of Genting and the PACs in Resorts World to increase by more than 2% in any 6-month period (the effects of such purchase on the shareholdings of Genting and the PACs in Resorts World are set out in Section 5.3 below). As a result, Genting and the PACs will be required to undertake a mandatory take-over offer pursuant to Part II of the Code.

In this regard, Genting had submitted an application to the SC (through CIMB) on 5 May 2008 for the Proposed Exemption.

The SC had, through its letter dated 12 May 2008, stated that it would only consider the application for the Proposed Exemption upon Genting and the PACs fulfilling the following requirements:

(i) approval from the independent holders of the voting shares of Resorts World, by way of poll at a general meeting in which the interested parties are to abstain from voting. The result of the poll has to be confirmed by an independent auditor;

(ii) provision for competent independent advice regarding the Proposed Exemption is to be made to the shareholders of Resorts World. The appointment of the independent adviser and the independent adviser's circular to the shareholders are to be first approved and consented by the SC respectively; and

(iii) Genting and the PACs are to submit declarations addressed to the SC, attesting that Genting and the PACs have not purchased shares in Resorts World subsequent to the discussion in relation to the Proposed Share Buy-Back Renewal and until the granting of the Proposed Exemption by the SC (if so decided).

Resorts World has appointed PIVB as the Independent Adviser to advise Resorts World's independent shareholders on the Proposed Exemption. The appointment of PIVB as the Independent Adviser was approved by the SC through its letter dated 12 May 2008. Please refer to Part B of this document for the independent advice circular from PIVB on the Proposed Exemption.

3. RATIONALE FOR THE PROPOSALS

3.1 Proposed Share Buy-Back Renewal

The Proposed Share Buy-Back Renewal, if implemented, will provide the Group with an additional option to utilise its financial resources more efficiently by purchasing Resorts World Shares from the open market to help stabilise the supply and demand of Resorts World Shares traded on the Main Board of Bursa Securities and thereby support its fundamental value.

3.2 Proposed Exemption

The tabling of the Proposed Exemption to seek your approval at Resorts World's forthcoming AGM is to facilitate Genting and the PACs to obtain an exemption from the obligation to undertake a mandatory take-over offer on the remaining voting shares in Resorts World not already owned by them, upon the purchase by Resorts World of its own shares pursuant to the Proposed Share Buy-Back Renewal.

The Proposed Exemption, if approved by you, will allow Resorts World to purchase its own shares under the Proposed Share Buy-Back Renewal without causing Genting and the PACs to trigger a mandatory take-over obligation under Part II of the Code.

4. POTENTIAL ADVANTAGES AND DISADVANTAGES OF THE PROPOSED SHARE BUY-BACK RENEWAL

4.1 The Proposed Share Buy-Back Renewal, if implemented, may help stabilise the supply and demand of Resorts World Shares traded on the Main Board of Bursa Securities and thereby support its fundamental value.

Resorts World's Board may also choose to retain the Resorts World Shares purchased as treasury shares and subsequently distribute them as share dividends to the shareholders of Resorts World or cancel them.

In addition, Resorts World may have the opportunity to realise potential capital gains if the shares so purchased are resold at prices higher than the purchase prices without affecting the total issued and paid-up share capital of Resorts World and such proceeds may be subsequently used for investments opportunities arising in the future or as working capital and/or distribute such proceeds as dividends to shareholders of Resorts World.

4.2 The Proposed Share Buy-Back Renewal, if implemented, will reduce the amount of financial resources available for distribution to shareholders and may result in the Group having to forego other investment opportunities that may emerge in the future, or deprive the Group of interest income that can be derived from the funds utilised for any purchase of Resorts World Shares. However, such decrease in Resorts World's financial resources may be temporary since the Resorts World Shares purchased which are retained as treasury shares may be subsequently resold.

In addition, the Group's cashflow will also be affected, as any purchase of Resorts World Shares will reduce the Group's cashflow depending on the actual number of Resorts World Shares purchased and the purchase prices.

4.3 Resorts World's Board does not expect the Proposed Share Buy-Back Renewal to have any material disadvantage to Resorts World and its shareholders as it will be implemented only after due consideration of the financial resources of the Group and of the resultant impact on Resorts World and its shareholders. Resorts World's Board, in exercising any decision to purchase any Resorts World Share, will be mindful of Resorts World's and its shareholders' interests.

5. EFFECTS OF THE PROPOSED SHARE BUY-BACK RENEWAL

The effects illustrated below are based on the following assumptions:

(i) *Scenario 1*

Assuming that:

(a) all of the 23,669,000[*1] ESOS options which are exercisable as at the LPD up to 30 June 2009 are exercised into new Resorts World Shares; and

(b) all of the RM76,350,000 nominal amount Convertible Notes outstanding as at the LPD are fully converted into approximately 30,418,326 new Resorts World Shares at the prevailing conversion price of RM2.51 per share,

prior to the purchase by Resorts World of its own shares pursuant to the Proposed Share Buy-Back Renewal.

Note:

*1 *Including 2,500,000 ESOS options held by The Estate as at the LPD and assuming all of these ESOS options are exercisable as at the LPD up to 30 June 2009 into new Resorts World Shares.*

(ii) *Scenario 2*

Assuming that:

(a) none of the ESOS options which are exercisable as at the LPD up to 30 June 2009 are exercised into new Resorts World Shares; and

(b) none of the Convertible Notes outstanding as at the LPD are converted into new Resorts World Shares,

prior to the purchase by Resorts World of its own shares pursuant to the Proposed Share Buy-Back Renewal.

5.1 Voting shares

The maximum number of Resorts World Shares that may be purchased pursuant to the Proposed Share Buy-Back Renewal and the effects of such purchase on the number of voting shares in Resorts World (illustrated on a proforma basis as at the LPD) are as follows:

	Scenario 1 No. of Resorts World Shares	**Scenario 2 No. of Resorts World Shares**
Issued and paid-up share capital as at the LPD	5,872,397,604	5,872,397,604
Exercise of ESOS options	23,669,000	-
Conversion of Convertible Notes	30,418,326	-
Enlarged issued and paid-up share capital	5,926,484,930	5,872,397,604
Treasury shares as at the LPD	129,065,100	129,065,100
Maximum number of Resorts World Shares that may be purchased pursuant to the Proposed Share Buy-Back Renewal	**463,583,393**	**458,174,660**
Voting shares	5,333,836,437	5,285,157,844

As at the LPD, the nominal amount of Exchangeable Notes which are outstanding is USD36,700,000. Based on the prevailing exchange right, holders of the Exchangeable Notes are entitled to exchange these notes into approximately 53,056,731 existing Resorts World Shares held by Genting ("**Full Exchange of Exchangeable Notes**").

Any exchange of the Exchangeable Notes by their holders into existing Resorts World Shares held by Genting will not have any effect on the number of voting shares in Resorts World in either of the scenarios above.

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5.2 Substantial shareholders' and Directors' shareholdings

5.2.1 Substantial shareholders

Assuming the purchase by Resorts World of its own shares pursuant to the Proposed Share Buy-Back Renewal is carried out in full, the effects of such purchase on the shareholdings of the substantial shareholders of Resorts World (based on Resorts World's Register of Substantial Shareholders as at the LPD) are as follows:

(i) *With Full Exchange of Exchangeable Notes*

	As at the LPD				Full Exchange of Exchangeable Notes				After share buy-back							
									Scenario 1				Scenario 2			
	Direct		Indirect		Direct		Indirect		Direct		Indirect		Direct		Indirect	
Substantial shareholder	No. of Resorts World Shares held	%	No. of Resorts World Shares held	%	No. of Resorts World Shares held	%	No. of Resorts World Shares held	%	No. of Resorts World Shares held	%	No. of Resorts World Shares held	%	No. of Resorts World Shares held	%	No. of Resorts World Shares held	%
Genting	2,777,194,560	48.36	-	-	2,724,137,829	47.43	-	-	2,724,137,829	51.07	-	-	2,724,137,829	51.54	-	-
KHR	-	-	2,778,393,490[*1]	48.38	-	-	2,725,336,759[*1]	47.45	-	-	2,725,336,759[*1]	51.10	-	-	2,725,336,759[*1]	51.57
Parkview Management Sdn Bhd	-	-	2,778,393,490[*2]	48.38	-	-	2,725,336,759[*2]	47.45	-	-	2,725,336,759[*2]	51.10	-	-	2,725,336,759[*2]	51.57
Voting shares	5,743,332,504				5,743,332,504				5,333,836,437				5,285,157,844			

Notes:

*1 *Deemed interest through its subsidiary and Genting under Section 6A of the Act.*

*2 *Deemed interest through a subsidiary of KHR and Genting under Section 6A of the Act.*

(ii) *Without any exchange of Exchangeable Notes*

					After share buy-back							
	As at the LPD				Scenario 1				Scenario 2			
	Direct		Indirect		Direct		Indirect		Direct		Indirect	
Substantial shareholder	**No. of Resorts World Shares held**	**%**	**No. of Resorts World Shares held**	**%**	**No. of Resorts World Shares held**	**%**	**No. of Resorts World Shares held**	**%**	**No. of Resorts World Shares held**	**%**	**No. of Resorts World Shares held**	**%**
Genting	2,777,194,560	48.36	-	-	2,777,194,560	52.07	-	-	2,777,194,560	52.55	-	-
KHR	-	-	2,778,393,490*1	48.38	-	-	2,778,393,490*1	52.09	-	-	2,778,393,490*1	52.57
Parkview Management Sdn Bhd	-	-	2,778,393,490*2	48.38	-	-	2,778,393,490*2	52.09	-	-	2,778,393,490*2	52.57
Voting shares	5,743,332,504				5,333,836,437				5,285,157,844			

Notes:

*1 *Deemed interest through its subsidiary and Genting under Section 6A of the Act.*

*2 *Deemed interest through a subsidiary of KHR and Genting under Section 6A of the Act.*

5.2.2 Directors

Assuming the purchase by Resorts World of its own shares pursuant to the Proposed Share Buy-Back Renewal is carried out in full, the effects of such purchase on the shareholdings of the Directors of Resorts World (based on Resorts World's Register of Directors' Shareholdings as at the LPD) are as follows:

	As at the LPD				After share buy-back							
					Scenario 1				Scenario 2			
	Direct		Indirect		Direct		Indirect		Direct		Indirect	
Director	**No. of Resorts World Shares held**	**%**	**No. of Resorts World Shares held**	**%**	**No. of Resorts World Shares held**	**%**	**No. of Resorts World Shares held**	**%**	**No. of Resorts World Shares held**	**%**	**No. of Resorts World Shares held**	**%**
Tan Sri Lim Kok Thay	1,660,000	0.03	-	-	2,600,000	0.05	-	-	1,660,000	0.03	-	-
Tun Mohammed Hanif bin Omar	5,000	*	-	-	1,265,000	0.02	-	-	5,000	*	-	-
Tan Sri Alwi Jantan	540,000	0.01	-	-	1,170,000	0.02	-	-	540,000	0.01	-	-
Mr Quah Chek Tin	5,000	*	-	-	5,000	*	-	-	5,000	*	-	-
Tan Sri Wan Sidek bin Hj Wan Abdul Rahman	-	-	-	-	-	-	-	-	-	-	-	-
Tan Sri Dr Lin See Yan	450,000	0.01	-	-	450,000	0.01	-	-	450,000	0.01	-	-
Tan Sri Clifford Francis Herbert	-	-	-	-	-	-	-	-	-	-	-	-
General (R) Tan Sri Mohd Zahidi bin Hj Zainuddin	-	-	-	-	-	-	-	-	-	-	-	-
Voting shares	5,743,332,504				5,333,836,437				5,285,157,844			

Note:

* *Negligible.*

5.3 Genting and the PACs

Assuming the purchase by Resorts World of its own shares pursuant to the Proposed Share Buy-Back Renewal is carried out in full, the effects of such purchase on the direct shareholdings of Genting and the PACs are as follows:

(i) With Full Exchange of Exchangeable Notes

	As at the LPD		Full Exchange of Exchangeable Notes		After share buy-back: Scenario 1		After share buy-back: Scenario 2	
	No. of Resorts World Shares held	%	No. of Resorts World Shares held	%	No. of Resorts World Shares held	%	No. of Resorts World Shares held	%
Voting shares	5,743,332,504	100.00	5,743,332,504	100.00	5,333,836,437	100.00	5,285,157,844	100.00
Genting	2,777,194,560	48.36	2,724,137,829	47.43	2,724,137,829	51.07	2,724,137,829	51.54
PACs								
KHR	-	-	-	-	-	-	-	-
Tan Sri Lim Kok Thay	1,660,000	0.03	1,660,000	0.03	2,600,000	0.05	1,660,000	0.03
Tinehay Holdings Limited	1,198,930	0.02	1,198,930	0.02	1,198,930	0.02	1,198,930	0.02
Golden Hope Limited (as trustee of Golden Hope Unit Trust)	4,100	*	4,100	*	4,100	*	4,100	*
The Estate	2,500,000	0.04	2,500,000	0.04	5,000,000	0.09	2,500,000	0.05
Total	2,782,557,590	48.45	2,729,500,859	47.52	2,732,940,859	51.24	2,729,500,859	51.64

Note:

* *Negligible.*

As at the LPD, none of the persons above hold any convertible securities in Resorts World, other than Tan Sri Lim Kok Thay holding 940,000 ESOS options which are exercisable as at the LPD up to 30 June 2009 into new Resorts World Shares, and The Estate holding 2,500,000 ESOS options which may become exercisable into new Resorts World Shares, in whole or in part, subject to the approval of the Remuneration, Compensation and Benefits Committee of Resorts World.

Assuming only both Tan Sri Lim Kok Thay fully exercises all the ESOS options held by him, and all the outstanding ESOS options held by The Estate as at the LPD become exercisable (as mentioned above) and are fully exercised into new Resorts World Shares, the maximum number of Resorts World Shares that may be purchased pursuant to the Proposed Share Buy-Back Renewal is 458,518,660 Resorts World Shares and consequently, the collective shareholdings of Genting and the PACs will increase to 51.68%.

(ii) Without any exchange of Exchangeable Notes

	As at the LPD		After share buy-back Scenario 1		After share buy-back Scenario 2	
	No. of Resorts World Shares held	**%**	**No. of Resorts World Shares held**	**%**	**No. of Resorts World Shares held**	**%**
Voting shares	5,743,332,504	100.00	5,333,836,437	100.00	5,285,157,844	100.00
Genting	2,777,194,560	48.36	2,777,194,560	52.07	2,777,194,560	52.55
PACs						
KHR	-	-	-	-	-	-
Tan Sri Lim Kok Thay	1,660,000	0.03	2,600,000	0.05	1,660,000	0.03
Tinehay Holdings Limited	1,198,930	0.02	1,198,930	0.02	1,198,930	0.02
Golden Hope Limited (as trustee of Golden Hope Unit Trust)	4,100	*	4,100	*	4,100	*
The Estate	2,500,000	0.04	5,000,000	0.09	2,500,000	0.05
Total	2,782,557,590	48.45	2,785,997,590	52.23	2,782,557,590	52.65

Note:

* *Negligible.*

Assuming only both Tan Sri Lim Kok Thay fully exercises all the ESOS options held by him, and all the outstanding ESOS options held by The Estate as at the LPD become exercisable (as mentioned above) and are fully exercised into new Resorts World Shares, the maximum number of Resorts World Shares that may be purchased pursuant to the Proposed Share Buy-Back Renewal is 458,518,660 Resorts World Shares and consequently, the collective shareholdings of Genting and the PACs will increase to 52.68%.

5.4 EPS

The effects of the purchase by Resorts World of its own shares pursuant to the Proposed Share Buy-Back Renewal on the consolidated earnings of Resorts World will depend on the purchase price paid for the Resorts World Shares purchased, the effective funding cost to the Group to finance such purchases and/or any loss in interest income to the Group, whilst the purchase of Resorts World Shares will result in a lower number of shares being taken into account for purposes of EPS computation.

5.5 Net assets per share

If the Resorts World Shares purchased are retained as treasury shares, the consolidated net assets of Resorts World would decrease by the purchase cost of the treasury shares because the treasury shares are required to be carried at cost and be deducted from equity. If the treasury shares are subsequently cancelled or distributed as share dividends, there will be no additional effect on the consolidated net assets of Resorts World.

The purchase of Resorts World Shares will reduce the consolidated net assets per share of Resorts World if the purchase price of such shares exceeds the consolidated net assets per share of Resorts World, and vice versa.

If the treasury shares are resold on Bursa Securities, it will increase the consolidated net assets per share of Resorts World if Resorts World realises a gain from such resale, and vice versa.

5.6 Working capital

The implementation of the Proposed Share Buy-Back Renewal will reduce the Group's working capital, the quantum of which would depend on, amongst others, the number of Resorts World Shares purchased and the purchase prices of the Resorts World Shares.

However, the resale of Resorts World Shares purchased which are retained as treasury shares will increase the Group's working capital. The quantum of the increase in the Group's working capital will depend on the actual selling price of the treasury shares and the number of treasury shares resold on Bursa Securities.

5.7 Dividends

The Proposed Share Buy-Back Renewal is not expected to have any material impact on the policy of Resorts World's Board in recommending future dividends. However, Resorts World's Board will have the option of distributing the treasury shares as share dividends to the shareholders of Resorts World.

6. APPROVALS REQUIRED

The Proposed Share Buy-Back Renewal is subject to your approval at Resorts World's forthcoming AGM.

The Proposed Exemption is subject to the approval of the SC and the approval of the independent shareholders by way of poll at Resorts World's forthcoming AGM.

The Proposed Share Buy-Back Renewal and Proposed Exemption are inter-conditional upon each other.

7. INTERESTS OF DIRECTORS, MAJOR SHAREHOLDERS AND PERSONS CONNECTED

Other than as disclosed below, none of the Directors and major shareholders of Resorts World and/or persons connected to them have any interest, direct or indirect, in the Proposals:

7.1 Proposed Share Buy-Back Renewal

Save for the proportionate increase in the percentage shareholdings and/or voting rights of the shareholders of Resorts World as a consequence of the implementation of the Proposed Share Buy-Back Renewal, none of the major shareholders and Directors of Resorts World and/or persons connected to them have any interest, direct or indirect, in the Proposed Share Buy-Back Renewal or resale of treasury shares, if any, in the future.

7.2 Proposed Exemption

Pursuant to PN 2.9.10 of the Code, Genting and the PACs, namely KHR, Tan Sri Lim Kok Thay, Tinehay Holdings Limited, Golden Hope Limited (as trustee of Golden Hope Unit Trust) and The Estate, will abstain from voting in respect of their direct and/or indirect shareholdings in Resorts World on the resolution pertaining to the Proposed Exemption to be tabled at Resorts World's forthcoming AGM.

In addition, Tan Sri Lim Kok Thay (the Chairman and Chief Executive of Resorts World) being a PAC, has abstained, and will continue to abstain from deliberating and voting on the resolution pertaining to the Proposed Exemption at the relevant Board meetings, if applicable.

8. DIRECTORS' RECOMMENDATION

8.1 Proposed Share Buy-Back Renewal

Resorts World's Board, having considered all aspects of the Proposed Share Buy-Back Renewal, is of the opinion that the Proposed Share Buy-Back Renewal is in the best interest of Resorts World, and accordingly recommends that you vote in favour of the resolution pertaining to the Proposed Share Buy-Back Renewal to be tabled at Resorts World's forthcoming AGM.

8.2 Proposed Exemption

Resorts World's Board (other than Tan Sri Lim Kok Thay), having considered all aspects of the Proposed Exemption, including the advice of PIVB, is of the opinion that the Proposed Exemption is in the best interest of Resorts World, and accordingly recommends that you vote in favour of the resolution pertaining to the Proposed Exemption to be tabled at Resorts World's forthcoming AGM.

9. RESOLUTIONS ON THE PROPOSALS AND AGM

The ordinary resolutions on the Proposals will be tabled at Resorts World's forthcoming AGM, which will be held on Monday, 23 June 2008 at 10.30 a.m. or at any adjournment at Nirwana Ballroom, Lower Lobby, Crowne Plaza Mutiara Kuala Lumpur, Jalan Sultan Ismail, 50250 Kuala Lumpur. The said resolutions are set out in Resorts World's Annual Report for the financial year ended 31 December 2007.

The Notice of AGM and Form of Proxy are enclosed in Resorts World's Annual Report for the financial year ended 31 December 2007, which is despatched together with this document.

Yours faithfully
For and on behalf of the Board of Directors of
RESORTS WORLD BHD

Tun Mohammed Hanif bin Omar
Deputy Chairman

Part B

Independent Advice Circular from PIVB on the Proposed Exemption

This Independent Advice Circular ("IAC") is important and requires your immediate attention. You should read this IAC in conjunction with the Statement dated 30 May 2008 issued by Resorts World Bhd which has been despatched to you together with this IAC.

If you are in any doubt as to what course of action you should take, you should consult your stockbroker, bank manager, solicitor, accountant or other professional adviser immediately. If you have sold or transferred all of your ordinary shares of RM0.10 each in Resorts World Bhd, you should at once hand this IAC to the purchaser or to the transferee or to the agent through whom you effected the sale or transfer for onward transmission to the purchaser or transferee.

Pursuant to Practice Note 2.9.10(5(b)) of the Malaysian Code on Take-Overs and Mergers, 1998 ("Code"), the Securities Commission ("SC") has granted its consent to the despatch of this IAC. However, such consent shall not be taken to imply that the SC agrees with the views and recommendation contained in this IAC. It merely means that this IAC has complied with the disclosure requirements under the Code. The SC takes no responsibility for the contents of this IAC, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of this IAC.

RESORTS WORLD BHD

(Company no. 58019-U)
(Incorporated in Malaysia under the Companies Act, 1965)

Independent Advice Circular to Shareholders

in relation to the

Proposed exemption under Practice Note 2.9.10 of the Malaysian Code on Take-Overs and Mergers, 1998 for Genting Berhad and persons acting in concert with it from the obligation to undertake a mandatory take-over offer on the remaining voting shares in Resorts World Bhd ("Resorts World") not already owned by them, upon the purchase by Resorts World of its own shares

Independent Adviser

PUBLIC INVESTMENT BANK BERHAD (20027-W)
(A Participating Organisation of Bursa Malaysia Securities Berhad)
(Wholly-Owned Subsidiary of Public Bank Berhad)

This Independent Advice Circular is dated 30 May 2008

Except where the context otherwise requires or where otherwise defined herein, the following definitions shall apply throughout this IAC:

Act	:	Companies Act, 1965
AGM	:	Annual general meeting
Board	:	Board of Directors
Bursa Securities	:	Bursa Malaysia Securities Berhad
CIMB	:	CIMB Investment Bank Berhad
Code	:	Malaysian Code on Take-Overs and Mergers, 1998
Convertible Notes	:	RM1.1 billion zero coupon convertible notes due 2008 issued by Resorts World expiring on 21 September 2008
Directors	:	Directors of Resorts World
EPS	:	Earnings per share
ESOS	:	Executive share option scheme for eligible executives of the Group
Exchangeable Notes	:	USD300.0 million 1% guaranteed exchangeable notes due 2008 issued by Prime Venture (Labuan) Limited (Genting's subsidiary), which are exchangeable into existing Resorts World Shares held by Genting expiring on 12 December 2008
Full Exchange of Exchangeable Notes	:	Based on the prevailing exchange right as at the LPD, the remaining USD37,200,000 Exchangeable Notes are exchanged into approximately 53,056,731 existing Resorts World Shares held by Genting
FYE	:	Financial year ended
Genting	:	Genting Berhad
Group	:	Resorts World and its subsidiaries
HKD	:	Hong Kong Dollar
IA	:	Independent adviser appointed by the Board pursuant to Practice Note 2.9.10 of the Code, namely PIVB
IAC	:	This independent advice circular dated 30 May 2008 to the shareholders of Resorts World
KHR	:	Kien Huat Realty Sdn Berhad
LPD	:	28 April 2008, being the latest practicable date before the printing of this IAC
MI	:	Minority interests
PACs	:	Persons acting in concert with Genting namely Tan Sri Lim Kok Thay, The Estate, Kien Huat Realty Sdn Berhad, Tinehay Holdings Limited and Golden Hope Limited
PAT	:	Profit after taxation

PATAMI	:	PAT after MI, being profit attributable to shareholders/equity holders
PBT	:	Profit before taxation
PIVB	:	Public Investment Bank Berhad
Proposals	:	Collectively, the Proposed Share Buy-Back Renewal and Proposed Exemption
Proposed Exemption	:	Proposed exemption under Practice Note 2.9.10 of the Code to Genting and the PACs from the obligation to undertake a mandatory take-over offer under Part II of the Code on the remaining voting shares in Resorts World not already owned by them, upon the purchase by Resorts World of its own shares pursuant to the Proposed Share Buy-Back Renewal
Proposed Share Buy-Back Renewal	:	Proposed renewal of the authority for Resorts World to purchase and/or hold its own shares of an aggregate amount of up to ten percent (10%) of its prevailing issued and paid-up share capital at any time
Purchased Resorts World Shares	:	Resorts World Shares that are purchased by Resorts World pursuant to the Proposed Share Buy-Back Renewal
Resorts World or Company	:	Resorts World Bhd
Resorts World Share	:	Ordinary share of RM0.10 each in Resorts World
RM and sen	:	Ringgit Malaysia and sen, respectively
SC	:	Securities Commission
Scenario 1	:	Assuming that all of the 23,669,000 ESOS options which are exercisable as at the LPD up to 30 June 2009 are exercised into new Resorts World Shares and all of the RM76,350,000 nominal amount of Convertible Notes outstanding as at the LPD are fully converted into approximately 30,418,326 new Resorts World Shares at the prevailing conversion price of RM2.51 per share, prior to the purchase by Resorts World of its own shares pursuant to the Proposed Share Buy-Back Renewal. The 23,669,000 ESOS options include 2,500,000 ESOS options held by The Estate as at the LPD and assuming all of these ESOS options are exercisable as at the LPD up to 30 June 2009 into new Resorts World Shares
Scenario 2	:	Assuming that none of the ESOS options which are exercisable as at the LPD up to 30 June 2009 are exercised into new Resorts World Shares and none of the Convertible Notes outstanding as at the LPD are converted into new Resorts World Shares, prior to the purchase by Resorts World of its own shares pursuant to the Proposed Share Buy-Back Renewal
Statement	:	Statement to shareholders of Resorts World dated 30 May 2008 in relation to the Proposals as set out in Part A of this document
The Estate	:	The Estate of Tan Sri (Dr.) Lim Goh Tong (deceased)
USD	:	United States Dollar

In this IAC, unless there is something in the subject or context inconsistent herewith, the singular includes the plural and references to gender include both genders and the neuter genders. References to persons shall include corporations.

DEFINITIONS ***(Cont'd)***

Any reference in this IAC to any legislation is a reference to that legislation as for the time being amended or re-enacted.

Any reference to a time of day in this IAC shall be a reference to Malaysian time, unless otherwise stated.

All references to "we", "us" and "our" in this IAC are to PIVB, being the independent adviser for the Proposed Exemption.

Any discrepancies in the tables between the amounts listed and the totals in this IAC are due to rounding.

All references to "voting shares" in this IAC refers to issued and paid-up share capital less treasury shares.

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EXECUTIVE SUMMARY

EXECUTIVE SUMMARY

This executive summary highlights only the pertinent information on the Proposed Exemption. The independent shareholders of Resorts World are advised to read and understand fully the contents of this IAC in its entirety, which is to be read in conjunction with the Statement, and to carefully consider the recommendation contained herein before voting on the resolution pertaining to the Proposed Exemption at the forthcoming AGM of Resorts World.

1. INTRODUCTION

On 2 May 2008, CIMB announced on behalf of Resorts World that the Board of Resorts World proposes to undertake the following proposals:

(i) Proposed Share Buy-Back Renewal; and

(ii) Proposed Exemption.

The Proposals are inter-conditional upon each other.

As it is not the intention of Genting and/or the PACs to undertake a mandatory take-over offer on all the remaining voting shares in Resorts World not already owned by them as a result of the implementation of the Proposed Share Buy-Back Renewal, Genting has made an application to the SC, seeking the SC's approval for the Proposed Exemption under Practice Note 2.9.10 of the Code.

The SC had, vide its letter dated 12 May 2008, stated that the SC will consider Genting's application for the Proposed Exemption subject to the following conditions being met:

(i) approval from the independent holders of the voting shares of Resorts World, by way of poll at a general meeting in which the interested parties are to abstain from voting. The result of the poll has to be confirmed by an independent auditor;

(ii) provision for competent independent advice regarding the Proposed Exemption is to be made to the shareholders of Resorts World. The appointment of the independent adviser and the independent adviser's circular to the shareholders are to be first approved and consented by the SC respectively; and

(iii) Genting and the PACs are to submit declarations addressed to the SC, attesting that Genting and the PACs have not purchased shares in Resorts World subsequent to the discussion in relation to the Proposed Share Buy-Back Renewal and until the granting of the Proposed Exemption by the SC (if so decided).

In compliance with the requirements under Practice Note 2.9.10(5)(a) of the Code, Resorts World has appointed PIVB as the IA to advise the independent shareholders of Resorts World in relation to the Proposed Exemption. The appointment of PIVB as the IA to the independent shareholders of Resorts World for the Proposed Exemption was approved by the SC on 12 May 2008. The SC had also on 20 May 2008, given its consent to the despatch of this IAC. The consent of the SC for the despatch of this IAC is not to be taken or implied that the SC concurs with the views and recommendation of PIVB contained herein but only that this IAC has been prepared in compliance with the disclosure requirements of the Code.

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2. DETAILS OF THE PROPOSED EXEMPTION

As at the LPD, Genting holds approximately 48.36% of the total voting shares of Resorts World, and together with the PACs, they collectively hold approximately 48.45% of the total voting shares of Resorts World.

The purchase by Resorts World of its own shares pursuant to the Proposed Share Buy-Back Renewal, may result in the collective voting interest held by Genting and the PACs to increase by more than 2% in any given six (6) month period. Should such circumstances arise, pursuant to Part II of the Code, Genting and the PACs will be required to undertake a mandatory take-over offer on all the remaining voting shares in Resorts World not already owned by them.

As this inadvertent increase in the percentage of voting interest affects all Resorts World shareholders (and not only Genting and the PACs) and arises from an event outside their direct participation, the Proposed Exemption will relieve Genting and the PACs from the obligation to undertake a mandatory take-over offer on the remaining voting shares in Resorts World not already owned by them upon implementation of the Proposed Share Buy-Back Renewal.

However, it is pertinent to note that in the event the Proposed Share Buy-Back Renewal is carried out in full, Genting on its own or together with the PACs, may hold more than 50% of the total voting shares of Resorts World following which, Genting on its own or together with the PACs, may increase their voting shares in Resorts World without incurring any further obligation under the Code.

Notwithstanding that, the Directors regard Genting as the immediate and ultimate holding company of Resorts World notwithstanding Genting's shareholding of less than 50% in Resorts World as Genting has control over Resorts World by virtue of its ability to manage the financial and operating policies of the Company.

It is pertinent for the independent shareholders of Resorts World to note that the Proposals are inter-conditional upon each other. As such, the Proposed Share Buy-Back Renewal will not be implemented in the absence of the approval from the independent shareholders of Resorts World for the Proposed Exemption, and vice versa.

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3. EVALUATION OF THE PROPOSED EXEMPTION

Rationale for the Proposed Exemption	The rationale for the Proposed Exemption is **fair and reasonable** considering: ▪ The Proposed Exemption is sought as it is not intended for Genting and the PACs to gain control[1] of Resorts World via the Proposed Share Buy-Back Renewal. The increase in the percentage of voting interest of Genting and the PACs in Resorts World following the Proposed Share Buy-Back Renewal is an unintended consequence due to the decrease in the number of voting shares of Resorts World arising from the implementation of the Proposed Share Buy-Back Renewal and is not a result of a direct acquisition of Resorts World Shares by Genting or the PACs. ▪ Genting is already the single largest shareholder of Resorts World with a direct voting interest of approximately 48.36% as at the LPD and the implementation of the Proposed Share Buy-Back Renewal will not result in a change in the dominant shareholder of Resorts World. ▪ However, under both Scenario 1 and Scenario 2, upon implementation of the Proposed Share Buy-Back Renewal, Genting on its own or together with the PACs, may hold more than 50% of the voting shares of Resorts World following which, Genting on its own or together with the PACs, may increase their voting shares in Resorts World without incurring any further obligation under the Code. It is pertinent to note that the Directors regard Genting as the immediate and ultimate holding company of Resorts World notwithstanding Genting's shareholding of less than 50% of Resorts World as Genting has control over the Company by virtue of its ability to manage the financial and operational policies of Resorts World. ▪ The Proposed Exemption will therefore relieve Genting and the PACs from the obligation to undertake a mandatory take-over offer should the collective voting interest of Genting and the PACs increase by more than 2% over a six (6) month period pursuant to the Proposed Share Buy-Back Renewal.
Effects of the Proposed Exemption	▪ The Proposed Exemption **will not have any effect** on Resorts World's voting shares, substantial shareholders' shareholdings, consolidated EPS, consolidated net assets per share, working capital or dividend policy of Resorts World.
Implications arising from the Proposed Exemption	*(i) Assuming the independent shareholders of Resorts World vote **<u>in favour</u>** of the Proposed Exemption:* ▪ The SC may be able to consider the application made by CIMB on behalf of Genting. ▪ In the event the Proposed Share Buy-Back Renewal is carried out in full, Genting on its own or together with the PACs, may hold more than 50% of the voting shares of Resorts World following which, Genting on its own or together with and the PACs, may increase their voting shares in Resorts World without incurring any further obligation under the Code. ▪ The number of Resorts World Shares held by Genting and the PACs will remain unchanged as a result of the Proposed Share Buy-Back Renewal, although their percentage shareholdings in Resorts World would increase pursuant to the Proposed Share Buy-Back Renewal.

[1] As defined under Section 33(1) of the Securities Commission Act, 1993.

<table>
<tr><td>Implications arising from the Proposed Exemption (Cont'd)</td><td>(ii) Assuming the independent shareholders of Resorts World vote <u>against</u> the Proposed Exemption:

▪ As the Proposals are inter-conditional, Resorts World will not be able to implement the Proposed Share Buy-Back Renewal in the absence of the approval from the independent shareholders of Resorts World for the Proposed Exemption and henceforth, any potential benefits arising from the Proposed Share Buy-Back Renewal will not materialise.</td></tr>
<tr><td>Other considerations</td><td>▪ The potential advantages of the Proposed Share Buy-Back Renewal, if implemented, may:

(i) enable Resorts World to utilise its resources which are not immediately required for other uses to purchase its own shares;

(ii) stabilise the supply and demand of Resorts World Shares as well as the market price of Resorts World Shares;

(iii) enhance the consolidated EPS of Resorts World, if the Purchased Resorts World Shares are retained as treasury shares and/or cancelled;

(iv) enable Resorts World to realise potential capital gains, if the Purchased Resorts World Shares are held as treasury shares and subsequently resold at a higher price in the open market without affecting the issued and paid-up shares of Resorts World; and

(v) enable Resorts World to hold the Purchased Resorts World Shares as treasury shares and be distributed to shareholders as share dividends, and thus benefiting all shareholders.

▪ The potential disadvantages of the Proposed Share Buy-Back Renewal, if implemented, may:

(i) reduce the financial resources available for distribution to the shareholders of Resorts World; and

(ii) result in the Group having to forego other investment opportunities of which income would be earned from these investments.

Nevertheless, the Board of Resorts World is of the view that the Proposed Share Buy-Back Renewal is not expected to have any material disadvantages to the shareholders of Resorts World as it will be implemented only after careful consideration on the availability of the financial resources of the Group and the resultant impact of the Proposed Share Buy-Back Renewal on the Company and the shareholders of Resorts World.</td></tr>
</table>

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Overview and prospects of the Malaysian economy and the leisure and hospitality industry in Malaysia for the next twelve (12) months	▪ The overview and prospects of the Malaysian economy are expected to be **positive** with the Malaysian economy expected to grow for the next twelve (12) months underpinned by continued expansion of private sector activities, complemented by the Government's pragmatic policies and strategies to diversify and promote the new sources of growth and supported by domestic demand. ▪ The overview and prospects of the leisure and hospitality are expected to remain **positive** in the next twelve (12) months supported by the aggressive and continued promotional activities by the Government to promote Malaysia as a tourist and business destination.
Prospects of the Group for the next twelve (12) months	▪ Based on the increasing tourists arrival in Malaysia and Government's continued effort to promote tourism in Malaysia, we are of the opinion that the Group is set to benefit from any further growth in the leisure and hospitality industry. The Group is expected to maintain its business activities, which is in line with its vision as the world's leading leisure, hospitality and entertainment corporation. ▪ The prospects of the Group's operations for the next twelve (12) months is expected to remain **satisfactory** based on the prospects of the core business activity of the Group in providing leisure and hospitality services.

4. CONCLUSION AND RECOMMENDATION

The purpose of this IAC is to provide the independent shareholders of Resorts World with an independent evaluation of the Proposed Exemption and to make our independent recommendation thereon. Based on our evaluation:

(i) we are of the opinion that the **Proposed Exemption is fair and reasonable** and is not detrimental to the interest of the independent shareholders of Resorts World; and

(ii) we recommend that the independent shareholders of Resorts World vote ***in favour of*** the resolutions pertaining to the Proposed Exemption to be tabled at the forthcoming AGM of Resorts World.

THE INDEPENDENT SHAREHOLDERS OF RESORTS WORLD ARE ADVISED TO READ THIS IAC THOROUGHLY AND IN ITS ENTIRETY FOR MORE INFORMATION AND NOT RELY SOLELY ON THIS EXECUTIVE SUMMARY BEFORE FORMING AN OPINION ON THE PROPOSED EXEMPTION.

THE INDEPENDENT SHAREHOLDERS ARE FURTHER ADVISED TO CONSIDER CAREFULLY THE INFORMATION CONTAINED IN THE STATEMENT AND THIS IAC BEFORE MAKING A DECISION ON THE COURSE OF ACTION TO BE TAKEN.

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INDEPENDENT ADVICE LETTER FROM PIVB

PUBLIC INVESTMENT BANK
大众投资银行

Registered Office
27th Floor
Menara Public Bank
146 Jalan Ampang
50450 Kuala Lumpur

30 May 2008

To: The Independent Shareholders of Resorts World Bhd

Dear Sir/Madam,

INDEPENDENT ADVICE IN RELATION TO THE PROPOSED EXEMPTION UNDER PRACTICE NOTE 2.9.10 OF THE CODE TO GENTING AND THE PACs FROM THE OBLIGATION TO EXTEND A MANDATORY TAKE-OVER OFFER ON ALL THE REMAINING VOTING SHARES IN RESORTS WORLD NOT ALREADY OWNED BY THEM PURSUANT TO THE PROPOSED SHARE BUY-BACK RENEWAL

---

1. INTRODUCTION

On 2 May 2008, CIMB announced on behalf of Resorts World that the Board of Resorts World proposes to undertake the following proposals:

(i) Proposed Share Buy-Back Renewal; and

(ii) Proposed Exemption.

The Proposals are inter-conditional upon each other.

The Proposed Share Buy-Back Renewal involves the renewal of the authority for Resorts World to purchase and/or hold its own shares, of an aggregate amount of up to ten percent (10%) of its prevailing issued and paid-up share capital at any time within the time period stated in Section 2.1.2 of the Statement, subject to the compliance with Section 67A of the Act and any prevailing laws, rules, regulations, orders, guidelines and requirements issued by the relevant authorities at the time of purchase.

Genting is a substantial shareholder of Resorts World, holding approximately 48.36% of the total voting shares of Resorts World as at the LPD. Together, Genting and the PACs collectively hold approximately 48.45% of the total voting shares of Resorts World as at the LPD.

The purchase by Resorts World of its own shares pursuant to the Proposed Share Buy-Back Renewal, may result in the collective voting interest held by Genting and the PACs to increase by more than 2% in any given six (6) month period. Should such circumstances arise, pursuant to Part II of the Code, Genting and the PACs will be required to undertake a mandatory take-over offer on all the remaining voting shares in Resorts World not already owned by them.

As it is not the intention of Genting and/or the PACs to undertake a mandatory take-over offer on all the remaining voting shares in Resorts World not already owned by them as a result of the implementation of the Proposed Share Buy-Back Renewal, Genting has made an application to the SC, seeking the SC's approval for the Proposed Exemption under Practice Note 2.9.10 of the Code.

The SC had, vide its letter dated 12 May 2008, stated that the SC will consider Genting's application for the Proposed Exemption subject to the following conditions being met:

(i) approval from the independent holders of the voting shares of Resorts World, by way of poll at a general meeting in which the interested parties are to abstain from voting. The result of the poll has to be confirmed by an independent auditor;

PUBLIC INVESTMENT BANK BERHAD (20027-W)
(Formerly known as PB Securities Sdn Bhd)
(A Participating Organisation of Bursa Malaysia Securities Berhad)
Head Office : 25th Floor, Menara Public Bank, 146 Jalan Ampang, 50450 Kuala Lumpur
Peti Surat 10988, 50732 Kuala Lumpur. Telephone : 03 - 21669382 (15 lines) Facsimile : 03 - 21669362
(Wholly-owned subsidiary of Public Bank Berhad)

(ii) provision for competent independent advice regarding the Proposed Exemption is to be made to the shareholders of Resorts World. The appointment of the independent adviser and the independent adviser's circular to the shareholders are to be first approved and consented by the SC respectively; and

(iii) Genting and the PACs are to submit declarations addressed to the SC, attesting that Genting and the PACs have not purchased shares in Resorts World subsequent to the discussion in relation to the Proposed Share Buy-Back Renewal and until the granting of the Proposed Exemption by the SC (if so decided).

In compliance with the requirements under Practice Note 2.9.10(5)(a) of the Code, Resorts World has appointed PIVB as the IA to advise the independent shareholders of Resorts World in relation to the Proposed Exemption. The appointment of PIVB as the IA to the independent shareholders of Resorts World for the Proposed Exemption was approved by the SC on 12 May 2008. The SC had also on 20 May 2008, given its consent to the despatch of this IAC. The consent of the SC for the despatch of this IAC is not to be taken or implied that the SC concurs with the views and recommendation of PIVB contained herein but only that this IAC has been prepared in compliance with the disclosure requirements of the Code.

The purpose of this IAC is to provide the independent shareholders of Resorts World with an independent evaluation on the terms and effects of the Proposed Exemption together with our recommendations thereon, subject to the scope of our role and evaluation specified herein, in relation to the Proposed Exemption. The independent shareholders of Resorts World should nonetheless rely on their own evaluation of the merits of the Proposed Exemption before making a decision on the course of action to be taken.

INDEPENDENT SHAREHOLDERS OF RESORTS WORLD ARE ADVISED TO READ BOTH THIS IAC TOGETHER WITH THE STATEMENT TO SHAREHOLDERS AND CAREFULLY CONSIDER THE RECOMMENDATIONS CONTAINED HEREIN BEFORE VOTING ON THE RESOLUTION PERTAINING TO THE PROPOSED EXEMPTION TO BE TABLED AT THE FORTHCOMING AGM OF RESORTS WORLD.

IF YOU ARE IN ANY DOUBT AS TO THE COURSE OF ACTION TO BE TAKEN, YOU SHOULD CONSULT YOUR STOCKBROKER, BANK MANAGER, ACCOUNTANT, SOLICITOR OR OTHER PROFESSIONAL ADVISERS IMMEDIATELY.

2. DETAILS OF THE PROPOSED EXEMPTION

Under Practice Note 2.9.10 of the Code, a holder of voting shares who, as a result of a reduction of voting shares of the company through a buy-back scheme under the Act, increases his voting shares in the company to:

(i) more than 33%; or

(ii) if his existing holding of voting shares is more than 33% but less than 50%, by more than 2% in any six (6) month period;

will be exempted from the obligation to undertake a mandatory take-over offer, if the increase in his holding is inadvertent and as a result of any action that is outside his direct participation.

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Assuming the purchase by Resorts World of its own shares pursuant to the Proposed Share Buy-Back Renewal is carried out in full, the effects of such purchase on the shareholdings of Genting and the PACs are as follows:

(a) *With Full Exchange of Exchangeable Notes*

					After share buy-back			
	As at the LPD		Full Exchange of Exchangeable Notes		Scenario 1		Scenario 2	
	No. of Resorts World Shares held	**%**	**No. of Resorts World Shares held**	**%**	**No. of Resorts World Shares held**	**%**	**No. of Resorts World Shares held**	**%**
Voting shares	*5,743,332,504*	*100.00*	*5,743,332,504*	*100.00*	*5,333,836,437*	*100.00*	*5,285,157,844*	*100.00*
Genting *(Company No. 7916-A)*	2,777,194,560	48.36	2,724,137,829	47.43	2,724,137,829	51.07	2,724,137,829	51.54
PACs								
KHR *(Company No. 3596-X)*	-	-	-	-	-	-	-	-
Tan Sri Lim Kok Thay *(NRIC No. 510816-10-5615)*	1,660,000	0.03	1,660,000	0.03	2,600,000	0.05	1,660,000	0.03
Tinehay Holdings Limited *(Company No. 000803v)*	1,198,930	0.02	1,198,930	0.02	1,198,930	0.02	1,198,930	0.02
Golden Hope Limited (as trustee of Golden Hope Unit Trust) *(Company No. 000815v)*	4,100	*	4,100	*	4,100	*	4,100	*
The Estate	2,500,000	0.04	2,500,000	0.04	5,000,000	0.09	2,500,000	0.05
Total	**2,782,557,590**	**48.45**	**2,729,500,859**	**47.52**	**2,732,940,859**	**51.24**	**2,729,500,859**	**51.64**

Note:

* *Negligible.*

As at the LPD, Genting and the PACs do not hold any convertible securities in Resorts World, save for Tan Sri Lim Kok Thay holding 940,000 ESOS options which are exercisable as at the LPD up to 30 June 2009 into new Resorts World Shares, and The Estate holding 2,500,000 ESOS options which may become exercisable into new Resorts World Shares, in whole or in part, subject to the approval of the Remuneration, Compensation and Benefits Committee of Resorts World.

Assuming only both Tan Sri Lim Kok Thay fully exercises all ESOS options held by him and all the outstanding ESOS options held by The Estate as at the LPD becomes exercisable (as mentioned above), and are fully exercised into new Resorts World Shares whilst the remaining 20,229,000 ESOS Options are not exercised, the maximum number of Resorts World Shares that may be purchased pursuant to the Proposed Share Buy-Back Renewal is 458,518,660 Resorts World Shares and consequently the collective shareholdings of Genting and the PACs will increase to 51.68%.

(b) *Without any exchange of Exchangeable Notes*

	As at the LPD		After share buy-back: Scenario 1		After share buy-back: Scenario 2	
	No. of Resorts World Shares held	**%**	**No. of Resorts World Shares held**	**%**	**No. of Resorts World Shares held**	**%**
Voting shares	*5,743,332,504*	***100.00***	*5,333,836,437*	***100.00***	*5,285,157,844*	***100.00***
Genting *(Company No. 7916-A)*	2,777,194,560	48.36	2,777,194,560	52.07	2,777,194,560	52.55
PACs						
KHR *(Company No. 3596-X)*	-	-	-	-	-	-
Tan Sri Lim Kok Thay *(NRIC No. 510816-10-5615)*	1,660,000	0.03	2,600,000	0.05	1,660,000	0.03
Tinehay Holdings Limited *(Company No. 000803v)*	1,198,930	0.02	1,198,930	0.02	1,198,930	0.02
Golden Hope Limited (as trustee of Golden Hope Unit Trust) *(Company No. 000815v)*	4,100	*	4,100	*	4,100	*
The Estate	2,500,000	0.04	5,000,000	0.09	2,500,000	0.05
Total	**2,782,557,590**	**48.45**	**2,785, 997,590**	**52.23**	**2,782,557,590**	**52.65**

Note:

* *Negligible.*

Assuming only both Tan Sri Lim Kok Thay fully exercises all ESOS options held by him and all the outstanding ESOS options held by The Estate as at the LPD becomes exercisable (as mentioned in Section 2(a) above), and are fully exercised into new Resorts World Shares whilst the remaining 20,229,000 ESOS Options are not exercised, the maximum number of Resorts World Shares that may be purchased pursuant to the Proposed Share Buy-Back Renewal is 458,518,660 Resorts World Shares and consequently the collective shareholdings of Genting and the PACs will increase to 52.68%.

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In accordance with Part II of the Code, Genting and the PACs will be obliged to undertake a mandatory take-over offer on all the remaining voting shares in Resorts World not already owned by them should such circumstances arise.

As this inadvertent increase in the percentage of voting interest affects all Resorts World shareholders (and not only Genting and the PACs) and arises from an event outside their direct participation, the Proposed Exemption will relieve Genting and the PACs from the obligation to undertake a mandatory take-over offer on the remaining voting shares in Resorts World not already owned by them upon implementation of the Proposed Share Buy-Back Renewal.

Genting and the PACs will abstain from voting in respect of their direct and/or indirect shareholdings in Resorts World on the resolution pertaining to the Proposed Exemption to be tabled at Resorts World's forthcoming AGM.

It is pertinent to note that under both Scenario 1 and Scenario 2, upon implementation of the Proposed Share Buy-Back Renewal, Genting on its own or together with the PACs, may hold more than 50% of the total voting shares of Resorts World following which, Genting on its own or together with the PACs, may increase their voting shares in Resorts World without incurring any further obligation under the Code.

It should be noted that the Directors regard Genting as the immediate and ultimate holding company of Resorts World notwithstanding Genting's shareholding of less than 50% of Resorts World as Genting has control over the Company by virtue of its ability to manage the financial and operational policies of Resorts World.

It is pertinent for the independent shareholders of Resorts World to note that the Proposed Share Buy-Back Renewal and the Proposed Exemption are inter-conditional upon each other. As such, the Proposed Share Buy-Back Renewal will not be implemented in the absence of the approval from the independent shareholders of Resorts World for the Proposed Exemption, and vice versa.

3. SOURCES OF INFORMATION

In preparing this IAC, PIVB has relied upon the following sources of information and documents:

(a) information contained in the Statement;

(b) other relevant information furnished to us by Resorts World;

(c) other publicly available information; and

(d) discussions with the management of Resorts World.

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4. LIMITATIONS TO THE EVALUATION OF THE PROPOSED EXEMPTION

PIVB was not involved in any formulation of the Proposed Exemption and/or any deliberation and negotiations on the terms and conditions of the Proposed Exemption. Accordingly, our evaluation of the Proposed Exemption is based on the sources of information requested/obtained by us from the various sources as highlighted in Section 3 of this IAC.

We have not independently verified such information for its reasonableness, reliability, accuracy and/or completeness. As such, no representation, express or implied, is made by us of such information. We express no opinion on any such information and have not taken any independent investigation into the business and affairs of Resorts World and all relevant parties involved in the Proposed Exemption.

However, based on our request for such information, the Directors have individually and collectively confirmed that, to the best of their knowledge and belief, all material facts and information critical to our evaluation of the Proposed Exemption have been disclosed to us. The Directors have also accepted responsibility for the accuracy of the information given to us and confirmed that after making all reasonable enquiries and to the best of their knowledge and belief, there is no material fact the omission of which would make any information supplied to us false or misleading.

As the IA, we have evaluated the Proposed Exemption, and, in rendering our advice, we have considered those factors, which we believe are of importance to an assessment of the implications of the Proposed Exemption. As such, the scope of PIVB's responsibility regarding the evaluation and recommendations contained herein is confined to the assessment of the implications of the Proposed Exemption only and where comments or points of consideration are included on matters which may be commercially oriented, these are incidental to our overall evaluation and concern matters which may be deemed material for disclosure.

In this IAC, there are some illustrations used that we believe would be of relevance and general importance to and for the better understanding of the independent shareholders of Resorts World on the Proposed Exemption, based on appropriate assumptions. However, the independent shareholders of Resorts World should note that some of these assumptions used have not been independently verified, may not materialise in the future and should only be used for illustrative purposes.

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5. SUBSTANTIAL SHAREHOLDERS' AND DIRECTORS' INTERESTS

5.1 Substantial shareholders' interests

Based on Resorts World's Register of Substantial Shareholders shareholdings as at the LPD, the direct and indirect voting interest of the substantial shareholders of Resorts World are as follows:

	<----------Direct---------->		<---------Indirect---------->	
Shareholders	**No. of Resorts World Shares held**	**%**	**No. of Resorts World Shares held**	**%**
Genting	2,777,194,560	48.36	-	-
KHR	-	-	2,778,393,490[(a)]	48.38
Parkview Management Sdn Bhd	-	-	2,778,393,490[(b)]	48.38

Notes:

(a) Deemed interest through its subsidiary and Genting under Section 6A of the Act.

(b) Deemed interest through a subsidiary of KHR and Genting under Section 6A of the Act.

Please refer to Section 8.2 of this IAC for further details on the effects of the Proposed Share Buy-Back Renewal on the direct and indirect voting interest of the substantial shareholders of Resorts World.

5.2 Directors' interests

Based on Resorts World's Register of Directors' shareholdings as at the LPD, the direct and indirect voting interest of the Directors are as follows:

	<----------Direct---------->		<---------Indirect---------->	
Directors	**No. of Resorts World Shares held**	**%**	**No. of Resorts World Shares held**	**%**
Tan Sri Lim Kok Thay	1,660,000	0.03	-	-
Tun Mohammed Hanif bin Omar	5,000	*	-	-
Tan Sri Alwi Jantan	540,000	0.01	-	-
Mr Quah Chek Tin	5,000	*	-	-
Tan Sri Wan Sidek bin Hj Wan Abdul Rahman	-	-	-	-
Tan Sri Dr Lin See Yan	450,000	0.01	-	-
Tan Sri Clifford Francis Herbert	-	-	-	-
General (R) Tan Sri Mohd Zahidi bin Hj Zainuddin	-	-	-	-

Note:

* *Negligible*

Pursuant to Practice Note 2.9.10 of the Code, Tan Sri Lim Kok Thay (the Chairman and Chief Executive of Resorts World) being a PAC, has abstained, and will continue to abstain from deliberating and voting on the resolution pertaining to the Proposed Exemption at the relevant Board meetings, where applicable.

Please refer to Section 5.2.2 of the Statement for further details on the effects of the Proposed Share Buy-Back Renewal on the direct and indirect voting interest of the Directors.

6. EVALUATION OF THE PROPOSED EXEMPTION

In carrying out our evaluation of the Proposed Exemption, we have considered the following factors, which we believe are of general concern to the independent shareholders of Resorts World:

(a)	Rationale for the Proposals	Section 7
(b)	Effects of the Proposals	Section 8
(c)	Implications arising from the Proposed Exemption	Section 9
(d)	Other considerations	Section 10
(e)	Overview and prospects of the Malaysian economy, the leisure and hospitality industry as well as the prospects of the Group in Malaysia for the next twelve (12) months	Section 11

7. RATIONALE FOR THE PROPOSALS

7.1 Rationale for the Proposed Share Buy-Back Renewal

As set out in Section 3.1, Part A of the Statement, we have taken cognisance of the rationale for the Proposed Share Buy-Back Renewal and are of the view that:

(i) the Proposed Share Buy-Back Renewal will enable the Group to utilise its financial resources more efficiently by purchasing the Resorts World Shares from the open market. If the Purchased Resorts World Shares are retained as treasury shares and/or cancelled, the EPS of the Group is expected to strengthen thereby enabling Resorts World's shareholders to benefit from any potential increase in the value of investment in Resorts World;

(ii) the Proposed Share Buy-Back Renewal may serve as a supporting mechanism in terms of the market prices of Resorts World Shares by stabilising the supply and demand of Resorts World Shares traded on the Main Board of Bursa Securities and reduce volatility of prices of Resorts World Shares, thereby supporting the fundamental value of Resorts World Shares;

(iii) any of the Purchased Resorts World Shares could be held as treasury shares and subsequently sold at higher price, which would provide Resorts World the opportunity for potential capital gains without affecting the total issued and paid-up share capital of Resorts World; and

(iv) any of the Purchased Resorts World Shares could be held as treasury shares and be distributed to shareholders as share dividends, and thus benefit all shareholders.

We have noted that the Proposed Share Buy-Back Renewal will only be implemented after careful consideration of the financial resources of the Group and the resultant impact on the Company and its shareholders. As such, the Proposed Share Buy-Back Renewal is not expected to have any material adverse effect on the financial position of Resorts World as well as the value of shareholders' shareholdings in Resorts World.

Premised on the above, we are of the opinion that the rationale for the Proposed Share Buy-Back Renewal is fair and reasonable.

7.2 Rationale for the Proposed Exemption

Set out below are our comments on the rationale for the Proposed Exemption as stated in Section 3.2, Part A of the Statement:

"The tabling of the Proposed Exemption to seek your approval at Resorts World's forthcoming AGM is to facilitate Genting and the PACs to obtain an exemption from the obligation to undertake a mandatory take-over offer on the remaining voting shares in Resorts World not already owned by them, upon the purchase by Resorts World of its own shares pursuant to the Proposed Share Buy-Back Renewal.

The Proposed Exemption, if approved by you, will allow Resorts World to purchase its own shares under the Proposed Share Buy-Back Renewal without causing Genting and the PACs to trigger a mandatory take-over obligation under Part II of the Code."

As at the LPD, Genting is the single largest shareholder of Resorts World with a direct voting interest of approximately 48.36%. Genting together with the PACs collectively hold approximately 48.45% of the total voting shares of Resorts World as at the LPD. Based on Section 5.3 of the Statement, under both Scenario 1 and 2, upon full implementation of the Proposed Share Buy-Back Renewal, Genting would remain as the single largest shareholder of Resorts World with a direct voting interest of 51.07% and 51.54% (with Full Exchange of Exchangeable Notes) or 52.07% and 52.55% (without any exchange of Exchangeable Notes) respectively. Genting together with the PACs will collectively hold 51.24% and 51.64% (with Full Exchange of Exchangeable Notes) or 52.23% and 52.65% (without any exchange of Exchangeable Notes) respectively of the total voting shares of Resorts World. As such, the Proposed Share Buy-Back Renewal will not result in a change in the dominant shareholder of Resorts World.

Furthermore, Genting and the PACs have not acquired any shares in Resorts World with the knowledge that the Board of Resorts World intends to seek its shareholders' approval for the Proposed Share Buy-Back Renewal.

Under both the Scenario 1 and Scenario 2, upon the purchase by Resorts World of its own shares pursuant to the Proposed Share Buy-Back Renewal, Genting on its own or together with the PACs may hold more than 50% of the voting shares of Resorts World following which, Genting on its own or together with the PACs may increase their voting shares in Resorts World without incurring any further obligation under the Code.

However, it is pertinent to note that the Directors regard Genting as the immediate and ultimate holding company of Resorts World notwithstanding Genting's shareholding of less than 50% of Resorts World as Genting has control over the Company by virtue of its ability to manage the financial and operational policies of Resorts World.

It is also to be noted that it is not intended for Genting and the PACs to gain control[1] of Resorts World via the Proposed Share Buy-Back Renewal. The increase in the percentage of voting interest of Genting and the PACs in Resorts World following the implementation of the Proposed Share Buy-Back Renewal is an unintended consequence due to the decrease in the number of voting shares of Resorts World and is not a result of a direct acquisition of Resorts World Shares by Genting or the PACs. As such, although the percentage voting interest held by Genting and the PACs will increase as a result of the implementation of the Proposed Share Buy-Back Renewal, the number of Resorts World Shares held by Genting and/or the PACs remain unchanged.

The Proposed Exemption will relieve Genting and the PACs from the obligation to undertake a mandatory take-over offer should the collective voting interest of Genting and the PACs increase by more than 2% over a six (6) month period pursuant to the Proposed Share Buy-Back Renewal.

In view of the above, we are of the opinion that the rationale for the Proposed Exemption is fair and reasonable.

[1] As defined under Section 33(1) of the Securities Commission Act, 1993.

8. EFFECTS OF THE PROPOSALS

The Proposed Exemption will not have any effect on the voting shares, shareholdings of substantial shareholders, consolidated EPS, consolidated net assets per share, working capital or dividend policy of Resorts World.

As the Proposed Exemption arises as a result of the Proposed Share Buy-Back Renewal, we have considered the effects of the Proposed Share Buy-Back Renewal on the following:

8.1 Voting shares

The maximum number of Resorts World Shares that may be purchased pursuant to the Proposed Share Buy-Back Renewal and the effects of such purchase on the number of voting shares in Resorts World (illustrated on a proforma basis as at the LPD) are as follows:

	Scenario 1	Scenario 2
	No. of Resorts World Shares	No. of Resorts World Shares
Issued and paid-up share capital as at the LPD	5,872,397,604	5,872,397,604
Exercise of ESOS options	23,669,000	-
Conversion of Convertible Notes	30,418,326	-
Enlarged issued and paid-up share capital	5,926,484,930	5,872,397,604
Treasury shares as at the LPD	129,065,100	129,065,100
Maximum number of Resorts World Shares that may be purchased pursuant to the Proposed Share Buy-Back Renewal	463,583,393	458,174,660
Voting shares	5,333,836,437	5,285,157,844

As at the LPD, the nominal amount of Exchangeable Notes which are outstanding is USD36,700,000. Based on the prevailing exchange right as at the LPD, holders of the Exchangeable Notes are entitled to exchange these notes into approximately 53,056,731 existing Resorts World Shares held by Genting.

Any exchange of the Exchangeable Notes by their holders into existing Resorts World Shares held by Genting will not have any effect on the total number of voting shares in Resorts World in either Scenario 1 or Scenario 2.

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8.2 Shareholdings of substantial shareholders

Assuming the purchase by Resorts World of its own shares pursuant to the Proposed Share Buy-Back Renewal is carried out in full, the effects of such purchase on the shareholdings of the substantial shareholders of Resorts World (based on Resorts World's Register of Substantial Shareholders as at the LPD) are as follows:

(i) With Full Exchange of Exchangeable Notes

	As at the LPD				Full Exchange of Exchangeable Notes				After share buy-back: Scenario 1				After share buy-back: Scenario 2			
	Direct		Indirect		Direct		Indirect		Direct		Indirect		Direct		Indirect	
	No. of Resorts World Shares held	%	No. of Resorts World Shares held	%	No. of Resorts World Shares held	%	No. of Resorts World Shares held	%	No. of Resorts World Shares held	%	No. of Resorts World Shares held	%	No. of Resorts World Shares held	%	No. of Resorts World Shares held	%
Genting	2,777,194,560	48.36	-	-	2,724,137,829	47.43	-	-	2,724,137,829	51.07	-	-	2,724,137,829	51.54	-	-
KHR	-	-	2,778,393,490[(a)]	48.38	-	-	2,725,336,759[(a)]	47.45	-	-	2,725,336,759[(a)]	51.10	-	-	2,725,336,759[(a)]	51.57
Parkview Management Sdn Bhd	-	-	2,778,393,490[(b)]	48.38	-	-	2,725,336,759[(b)]	47.45	-	-	2,725,336,759[(b)]	51.10	-	-	2,725,336,759[(b)]	51.57
Voting shares	5,743,332,504				5,743,332,504				5,333,836,437				5,285,157,844			

Notes:

(a) *Deemed interest through its subsidiary and Genting under Section 6A of the Act.*

(b) *Deemed interest through a subsidiary of KHR and Genting under Section 6A of the Act.*

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(ii) *Without any exchange of Exchangeable Notes*

	As at the LPD				After share buy-back							
					Scenario 1				Scenario 2			
	Direct		Indirect		Direct		Indirect		Direct		Indirect	
	No. of Resorts World Shares held	%	No. of Resorts World Shares held	%	No. of Resorts World Shares held	%	No. of Resorts World Shares held	%	No. of Resorts World Shares held	%	No. of Resorts World Shares held	%
Genting	2,777,194,560	48.36	-	-	2,777,194,560	52.07	-	-	2,777,194,560	52.55	-	-
KHR	-	-	2,778,393,490[(a)]	48.38	-	-	2,778,393,490[(a)]	52.09	-	-	2,778,393,490[(a)]	52.57
Parkview Management Sdn Bhd	-	-	2,778,393,490[(b)]	48.38	-	-	2,778,393,490[(b)]	52.09	-	-	2,778,393,490[(b)]	52.57
Voting shares	5,743,332,504				5,333,836,437				5,285,157,844			

Notes:

(a) *Deemed interest through its subsidiary and Genting under Section 6A of the Act.*

(b) *Deemed interest through a subsidiary of KHR and Genting under Section 6A of the Act.*

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8.3 EPS

The effects of the purchase by Resorts World of its own shares pursuant to the Proposed Share Buy-Back Renewal on the consolidated earnings of Resorts World is dependent on the effective funding cost to the Group to finance such purchases and/or any loss in interest income to the Group.

In the event that the Purchased Resorts World Shares are retained as treasury shares and/or cancelled, the decrease in the number of voting shares in Resorts World arising from the Proposed Share Buy-Back Renewal will generally improve (all else being equal) the consolidated EPS of Resorts World.

8.4 Net assets per share

The Purchased Resorts World Shares that are retained as treasury shares would decrease the consolidated net assets per share by the purchase cost of the treasury shares, as the treasury shares are required to be carried at cost and would be offset against equity. If the treasury shares are subsequently cancelled or distributed as share dividends, there will be no additional effects on the consolidated net assets of Resorts World. In the event the treasury shares are resold on Bursa Securities, it will increase the consolidated net assets per share of Resorts World if Resorts World realises a capital gain from such resale, and vice versa.

In the event that the Resorts World Shares are retained as treasury shares and/or cancelled, the consolidated net assets per share will decrease, if the purchase price of the Resorts World Shares exceeds the consolidated net assets per share of Resorts World, and vice versa.

8.5 Working capital

The implementation of the Proposed Share Buy-Back Renewal will reduce the Group's working capital, the quantum of which would depend on, amongst others, the number of Purchased Resorts World Shares and the purchase prices of the Resorts World Shares.

However, the Purchased Resorts World Shares which are retained as treasury shares and subsequently resold on Bursa Securities will increase the Group's working capital. The quantum of the increase in the Group's working capital will depend on the actual selling price of the treasury shares and the number of treasury shares resold on Bursa Securities.

8.6 Dividends

The Proposed Share Buy-Back Renewal is not expected to have any material impact on the policy of the Board of Resorts World in recommending future dividends. However, the Board of Resorts World may choose to distribute the treasury shares as share dividends to the shareholders of Resorts World.

9. IMPLICATIONS ARISING FROM THE PROPOSED EXEMPTION

In addition to the qualitative and quantitative considerations set out in Sections 7 and 8 above, the independent shareholders of Resorts World should note that the possible outcome of their votes on the Proposed Exemption are as follows:

(i) Assuming the independent shareholders of Resorts World vote ***in favour*** *of the Proposed Exemption:*

In view that the Proposals are inter-conditional, Resorts World will only be able to implement the Proposed Share Buy-Back Renewal if the independent shareholders vote in favour of the resolution for the Proposed Exemption, so that the SC would then be able to consider and give effect to the application made by CIMB on behalf of Genting for the Proposed Exemption.

Should the SC approve the Proposed Exemption, Genting and the PACs will be relieved from the obligation of having to undertake a mandatory take-over offer on all the remaining voting shares in Resorts World not already owned by them in the event the obligation occurs purely as a result of the implementation of the Proposed Share Buy-Back Renewal.

Shareholders should note that if the Proposed Exemption is approved by the SC:

(a) Under both Scenario 1 and 2, upon the purchase by Resorts World of its own shares pursuant to the Proposed Share Buy-Back Renewal, Genting on its own or together with the PACs may hold more than 50% of the voting shares of Resorts World following which, Genting on its own or together with the PACs may increase their voting shares in Resorts World without incurring any further obligation under the Code;

(b) The number of Resorts World Shares held by Genting and the PACs will remain unchanged as a result of the Proposed Share Buy-Back Renewal, although their percentage shareholdings in Resorts World would increase pursuant to the Proposed Share Buy-Back Renewal; and

(c) The Proposed Exemption will expire together with the expiry of the Proposed Share Buy-Back Renewal.

(ii) *Assuming the independent shareholders of Resorts World vote **against** of the Proposed Exemption:*

Should the independent shareholders of Resorts World vote against the Proposed Exemption, the SC will not be able to consider the application made by CIMB on behalf of Genting for the Proposed Exemption under Practice Note 2.9.10 of the Code. Accordingly, as the Proposals are inter-conditional, Resorts World will not be able to implement the Proposed Share Buy-Back Renewal in the absence of the approval from the independent shareholders of Resorts World for the Proposed Exemption, and henceforth, any potential benefits arising from the Proposed Share Buy-Back Renewal will not materialise.

Premised on the above, we are of the view that the granting of approval for the Proposed Exemption would be fair and reasonable.

10. OTHER CONSIDERATIONS

In evaluating the reasonableness and fairness of the Proposed Exemption, and arriving at our recommendation, we have also considered the potential advantages and disadvantages in relation to the Proposed Share Buy-Back Renewal as set out below:

10.1 Potential advantages

The Proposed Share Buy-Back Renewal will provide Resorts World with an option to utilise its financial resources which are not immediately required for other uses, to purchase its own shares as and when the Board of Resorts World deems fit and expedient in the interest of its shareholders during the tenure the authority granted is in effect. The Proposed Share Buy-Back Renewal is expected to stabilise the supply and demand of Resorts World Shares as well as the market price of Resorts World Shares. All else being equal, any purchase of Resorts World Shares, irrespective of whether the Purchased Resorts World Shares are held as treasury shares or cancelled, will result in a lower number of Resorts World Shares being taken into account for the purpose of computing the EPS. Therefore, depending on the price paid for the purchase of each Resorts World Share and its impact on earnings, the Proposed Share Buy-Back Renewal may improve the consolidated EPS of Resorts World, which in turn could be expected to have a positive impact on the market price of Resorts World Shares.

Resorts World may also retain the Purchased Resorts World Shares as treasury shares to realise potential capital gains, if the Purchased Resorts World Shares are resold at prices higher than the purchase prices without affecting the total issued and paid-up shares of Resorts World and such proceeds may be subsequently used for investments opportunities arising in the future or as working capital and/or to reward its shareholders through the distribution of the treasury shares as share dividends.

10.2 Potential disadvantages

The Proposed Share Buy-Back Renewal may reduce the amount of financial resources available for distribution to shareholders and may result in the Group having to forego other investment opportunities of which income could be earned from these other investments. However, Resorts World could reward its shareholders by distributing the Purchased Resorts World Shares to shareholders as dividends. Furthermore, the potential capital gains from the purchase and disposal of the Resorts World Shares could mitigate the loss of source of revenue from the other investment opportunities.

The Proposed Share Buy-Back Renewal would temporarily reduce the financial resources of the Group in terms of lower amount of cash resources. The financial resources may be restored upon the resale of the purchased shares retained as treasury shares in the open market, assuming the treasury shares are resold at prices higher than their purchase prices. However, we also note that in the event the purchased shares retained as treasury shares are not resold, or resold at lower prices than they were purchased, the financial resources of Resorts World may not be restored.

Nevertheless, the Board of Resorts World is of the view that the Proposed Share Buy-Back Renewal is not expected to have any material disadvantages to the shareholders of Resorts World as it will be implemented only after careful consideration on the availability of the financial resources of the Group and the resultant impact of the Proposed Share Buy-Back Renewal on the Company and the shareholders of Resorts World.

In evaluating the Proposed Share Buy-Back Renewal, independent shareholders of Resorts World should carefully consider the said potential advantages and disadvantages, and note that these potential advantages and disadvantages are not meant to be exhaustive before voting on the resolutions for the Proposed Share Buy-Back Renewal to be tabled at Resorts World's forthcoming AGM.

11. OVERVIEW AND PROSPECTS OF THE MALAYSIAN ECONOMY, THE LEISURE AND HOSPITALITY INDUSTRY IN MALAYSIA AS WELL AS THE PROSPECTS OF THE GROUP IN MALAYSIA FOR THE NEXT TWELVE (12) MONTHS

11.1 Overview and prospects of the Malaysian economy for the next twelve (12) months

The Malaysian economy is anticipated to strengthen further 6.0-6.5% in 2008 (2007: 6.0%) with positive contribution from all sectors of the economy. Domestic demand will be the main driver of the economy, while external demand is expected to pick up in tandem with improved prospects in world trade. Private investment and consumption spending are expected to remain robust, while public expenditure continues to expand. Inflation is anticipated to remain low despite strong expansion in the economy as output growth is still below potential level. Coupled with increased productivity, the economy would be able to absorb higher demand expenditure. In line with higher output and firm commodity prices, nominal gross national product ("GNP") per capita is expected to rise 6.8% to RM23,864 in 2008 (2007: 7.2%; RM22,345). In terms of purchasing power parity ("PPP"), per capital income is expected to increase 6.9% to reach USD14,206 (2007: 13.9%; USD13,289), reflecting improved quality of life of the rakyat.

The Malaysian economy is expected to register robust growth in 2008, with real gross domestic product ("GDP") expanding between 6.0% and 6.5%. This translates to a 6.8% growth in nominal per capita income, rising from RM22,345 in 2007 to RM23,864 in 2008 or in PPP terms from USD13,289 to USD14,206. With an unemployment rate of 3.3%, the Malaysian economy will continue to operate under full employment. In tandem with the Government's efforts to ensure fiscal sustainability, the fiscal deficit will continue to decline to 3.1% of GDP. Malaysia's balance of payments position is expected to remain strong with the current account recording a surplus for the eleventh consecutive year. The current accounts surplus amounting to 13.0% of GDP will emanate from the goods and travel account. These developments augur well for all Malaysians and keep the nation on track towards realising Vision 2020.

(Source: Economic Report 2007/2008)

The Malaysian economy is projected to grow in line with its potential output. Private expenditure will be the main impetus to growth. The government will adopt a pragmatic approach in its fiscal management while remaining supportive of private sector initiatives. With improved productivity and efficiency, inflation is expected to increase moderately. The unemployment rate is expected to remain low due to concerted efforts to create more job opportunities in all sectors of the economy.

The economy is projected to grow at an average rate of 6.0% per annum with price stability. This growth will be supported by domestic demand with strong private investment and consumption. Per capita GNP in current terms is projected to increase by an average rate of 5.9% per annum to RM23,573 in 2010. Per capita GNP in terms of purchasing power parity is expected to increase to USD13,878 in 2010.

(Source: Ninth Malaysia Plan, 2006-2010)

Premised on the above, we are of the view that the outlook and the prospects of the Malaysian economy are expected to be **positive** with the Malaysian economy expected to grow for the next twelve (12) months underpinned by continued expansion of private sector activities, complemented by the Government's pragmatic policies and strategies to diversify and promote the new sources of growth and supported by domestic demand.

11.2 Overview and prospects of the leisure and hospitality industry in which the Group is involved for the next twelve (12) months

Tourism is expected to remain an important activity, which contributes significantly to the Malaysian economy. Under the Ninth Malaysia Plan ("9MP"), the overall tourism policy is to realize the sector's full potential as an important source of growth in terms of income-generation, job creation, foreign exchange earnings and entrepreneurial development.

In addition to Visit Malaysia Year ("VMY") 2007, the Government is embarking on a number of strategies to raise the image of Malaysia into a quality, premier and value-for-money destination. The focus will be on quality, which is aimed at changing the present composition of tourist arrivals by giving more attention to the longer-haul and higher yield segments. To achieve this, this private sector is expected to come up with more interesting, creative and value-for-money products especially in the development of niche products and to raise service standards and quality to meet the demands of high end tourists.

With aggressive and focused promotional activities, tourist arrivals are expected to increase to 21.5 million in 2008 with anticipated gross receipts of RM49 billion and contribute 7.2% to nominal GDP. By 2010, the number of tourist arrivals is expected to increase to 24.6 million, generating receipts of RM59.4 billion and providing 520,700 jobs.

(Source: Economic Report 2007/2008)

The World Tourism Organisation forecasts that international arrivals worldwide are expected to reach 1.0 billion by 2010. Of this, 791 million or about 80 percent is envisaged to be intra-regional tourists, with the rest being long-haul travellers. The East Asia and Pacific region is expected to receive 200 million travellers. In spite of the rising competition from other tourist-seeking economies, Malaysia's tourism sector is expected to benefit considerably from the growth of international travel during the 9MP period.

In terms of culture, entertainment and the arts, promotional efforts will focus on a number of areas such as commercial and non-commercial performing arts, museums, art galleries, handicraft and entertainment centres as well as theme parks.

(Source: Ninth Malaysia Plan, 2006-2010)

Based on the foregoing, we are of the view that the outlook and prospects of the leisure and hospitality industry in Malaysia are expected to remain **positive** in the next twelve (12) months supported by the aggressive and continued promotional activities by the Government to promote Malaysia as a tourist and business destination.

11.3 Prospects of the Group

Based on the audited consolidated financial statements of Resorts World for the FYE 31 December 2007, Resorts World has recorded a revenue of approximately RM4,352.3 million, representing an increase of 14.28% as compared to the revenue generated for the FYE 31 December 2006 of RM3,808.5 million. The profit before taxation also experienced a substantial increase of 67.92% from RM1,138.7 million to RM1,912.1 million. The increase was due mainly to the following:

(i) increase in revenue of the leisure and hospitality business;

(ii) gain on disposal of equity investment in Star Cruises Limited ("SCL") of RM337.1 million;

(iii) gain on dilution of equity investment in SCL of RM80.98 million;

(iv) higher interest income of RM85.4 million, which increased by RM54.1 million; and

(v) share of losses in SCL of RM63.1 million compared with RM210.8 million in the previous financial year because the Group no longer equity account the results in SCL with effect from 31 July 2007.

The increased in revenue in the FYE 31 December 2007 was attributable mainly to the better underlying performance in the leisure and hospitality segment as the volume of business has increased as a result of higher visitors arrival.

It is pertinent to note that, in relation to the intention of Genting and the PACs, in respect of their future plans for the Group, they do not intend to effect:

(i) any major change in the continuation of the business of the Group;

(ii) any major change to the business of the Group, including any plans to liquidate the Group, sell its assets or re-deploy the fixed assets or effect any major change in the structure of the Group; and

(iii) any major changes to the continued employment of the employees of the Group,

except where such change is in the ordinary course of the business of the Group, to rationalise or improve the Group's operations and/or in the best interest of the Group, subject to relevant approvals being obtained, if applicable.

As such, PIVB does not forsee any major changes to the existing business operations and management of Resorts World in the short term.

Set out below are the prospects of the Group as extracted from the Chairman's Statement of Resorts World's 2007 Annual Report:

"Given today's competitive business environment, we realise it is imperative that we strive to maintain our exclusive commitment to our customers. The Group also continuously reviews new investment opportunities in leisure, hospitality and integrated entertainment resort to enhance long-term shareholder value.

We did well in conjunction with Visit Malaysia Year 2007. In 2008, with improved facilities and enhanced services, we are well equipped to cater to the anticipated growing number of visitors to the Resort."

Based on the increasing tourists arrival in Malaysia and Government's continued effort to promote tourism in Malaysia, we are of the opinion that the Group is set to benefit from any further growth in the leisure and hospitality industry. The Group is expected to maintain its business activities, which is in line with its vision as the world's leading leisure, hospitality and entertainment corporation.

Premised on the above statements, PIVB is of the view that the prospects of Group's operations for the next twelve (12) months is expected to remain **satisfactory** based on the prospects of the core business activity of the Group in providing leisure and hospitality services.

12. FURTHER INFORMATION

We advise you to refer to the enclosed appendices contained in this IAC for further information.

13. CONCLUSION AND RECOMMENDATION

The independent shareholders of Resorts World should carefully consider all the merits and demerits of the Proposed Exemption based on all relevant and pertinent factors including those which are set out in the Statement, this IAC and other publicly available information.

We have assessed and evaluated the Proposed Exemption, the summaries of which are set out in the foregoing section. The following pertinent factors were taken into consideration in forming the basis of our conclusion and recommendation:

Rationale for the Proposed Exemption	The rationale for the Proposed Exemption is **fair and reasonable** considering: ▪ The Proposed Exemption is sought as it is not intended for Genting and the PACs to gain control of Resorts World via the Proposed Share Buy-Back Renewal. The increase in the percentage of voting interest of Genting and the PACs in Resorts World following the Proposed Share Buy-Back Renewal is an unintended consequence due to the decrease in the number of voting shares of Resorts World arising from the implementation of the Proposed Share Buy-Back Renewal and is not a result of a direct acquisition of Resorts World Shares by Genting or the PACs. ▪ Genting is already the single largest shareholder of Resorts World with a direct voting interest of approximately 48.36% as at the LPD and the implementation of the Proposed Share Buy-Back Renewal will not result in a change in the dominant shareholder of Resorts World. ▪ However, under both Scenario 1 and Scenario 2, upon implementation of the Proposed Share Buy-Back Renewal, Genting on its own or together with the PACs, may hold more than 50% of the voting shares of Resorts World following which, Genting on its own or together with the PACs, may increase their voting shares in Resorts World without incurring any further obligation under the Code. It is pertinent to note that the Directors regard Genting as the immediate and ultimate holding company of Resorts World notwithstanding Genting's shareholding of less than 50% of Resorts World as Genting has control over the Company by virtue of its ability to manage the financial and operational policies of Resorts World. ▪ The Proposed Exemption will therefore relieve Genting and the PACs from the obligation to undertake a mandatory take-over offer should the collective voting interest of Genting and the PACs increase by more than 2% over a six (6) month period pursuant to the Proposed Share Buy-Back Renewal.

Effects of the Proposed Exemption	▪ The Proposed Exemption **will not have any effect** on Resorts World's voting shares, substantial shareholders' shareholdings, consolidated EPS, consolidated net assets per share, working capital or dividend policy of Resorts World.
Implications arising from the Proposed Exemption	*(i) Assuming the independent shareholders of Resorts World vote **in favour** of the Proposed Exemption:* ▪ The SC may be able to consider the application made by CIMB on behalf of Genting. ▪ In the event the Proposed Share Buy-Back Renewal is carried out in full, Genting on its own or together with the PACs, may hold more than 50% of the voting shares of Resorts World following which, Genting on its own or together with the PACs, may increase their voting shares in Resorts World without incurring any further obligation under the Code. ▪ The number of Resorts World Shares held by Genting and the PACs will remain unchanged as a result of the Proposed Share Buy-Back Renewal, although their percentage shareholdings in Resorts World would increase pursuant to the Proposed Share Buy-Back Renewal *(ii) Assuming the independent shareholders of Resorts World vote **against** the Proposed Exemption:* ▪ As the Proposals are inter-conditional, Resorts World **will not be able to implement** the Proposed Share Buy-Back Renewal in the absence of the approval from the independent shareholders of Resorts World for the Proposed Exemption and henceforth, any potential benefits arising from the Proposed Share Buy-Back Renewal will not materialise.
Other considerations	▪ The **potential advantages** of the Proposed Share Buy-Back Renewal, if implemented, may: (i) enable Resorts World to utilise its resources which are not immediately required for other uses to purchase its own shares; (ii) stabilise the supply and demand of Resorts World Shares as well as the market price of Resorts World Shares; (iii) enhance the consolidated EPS of Resorts World, if the Purchased Resorts World Shares are retained as treasury shares and/or cancelled; (iv) enable Resorts World to realise potential capital gains, if the Purchased Resorts World Shares are held as treasury shares and subsequently resold at a higher price in the open market without affecting the issued and paid-up shares of Resorts World; and (v) enable Resorts World to hold the Purchased Resorts World Shares as treasury shares and be distributed to shareholders as share dividends, and thus benefiting all shareholders.

Other considerations ***(Cont'd)***	• The **potential disadvantages** of the Proposed Share Buy-Back Renewal, if implemented, may: (i) reduce the financial resources available for distribution to the shareholders of Resorts World; and (ii) result in the Group having to forego other investment opportunities of which income would be earned from these investments. Nevertheless, the Board of Resorts World is of the view that the Proposed Share Buy-Back Renewal is not expected to have any material disadvantages to the shareholders of Resorts World as it will be implemented only after careful consideration on the availability of the financial resources of the Group and the resultant impact of the Proposed Share Buy-Back Renewal on the Company and the shareholders of Resorts World.
Overview and prospects of the Malaysian economy and the leisure and hospitality industry in Malaysia for the next twelve (12) months	• The overview and prospects of the Malaysian economy are expected to be **positive** with the Malaysian economy expected to grow for the next twelve (12) months underpinned by continued expansion of private sector activities, complemented by the Government's pragmatic policies and strategies to diversify and promote the new sources of growth and supported by domestic demand. • The overview and prospects of the leisure and hospitality industry are expected to remain **positive** in the next twelve (12) months supported by the aggressive and continued promotional activities by the Government to promote Malaysia as a tourist and business destination.
Prospects of the Group for the next twelve (12) months	• Based on the increasing tourists arrival in Malaysia and Government's continued effort to promote tourism in Malaysia, we are of the opinion that the Group is set to benefit from any further growth in the leisure and hospitality industry. The Group is expected to maintain its business activities, which is in line with its vision as the world's leading leisure, hospitality and entertainment corporation. • The prospects of the Group's operations for the next twelve (12) months is expected to remain **satisfactory** based on the prospects of the core business activity of the Group in providing leisure and hospitality services.

Premised on the foregoing and our evaluation of the Proposed Exemption, we are of the opinion that the **Proposed Exemption is fair and reasonable** and is not detrimental to the interests of the independent shareholders of Resorts World.

Accordingly, we recommend that the independent shareholders of Resorts World vote ***in favour of*** the resolution pertaining to the Proposed Exemption at the forthcoming AGM of Resorts World.

Yours truly
for and on behalf of
PUBLIC INVESTMENT BANK BERHAD

Teoh Cheng Soon
Chief Executive Officer

Phang Siew Loong
Head
Corporate Finance & Advisory

INFORMATION ON GENTING

1. HISTORY AND PRINCIPAL ACTIVITIES

Genting was incorporated in Malaysia under the Act on 30 July 1968 as a private limited company under the name of Genting Highlands Hotel Sdn Bhd to operate a hotel and casino, and to develop an integrated tourist complex in Genting Highlands, Malaysia. It was converted to a public limited company on 24 July 1970 and has assumed its present name since 9 June 1978. Genting was listed on the Main Board of Bursa Malaysia Securities Berhad on 28 December 1971.

The Genting Group was founded by the late Tan Sri (Dr.) Lim Goh Tong. Genting was issued Malaysia's sole land based casino licence in 1971 which it held until 1989 when the casino licence was issued to Genting's subsidiary, Resorts World.

The Genting Group became involved in palm oil production in 1980 with the acquisition of The Rubber Trust Group comprising three (3) Hong Kong plantation companies which owned approximately 33,755 acres of plantation lands in Peninsular Malaysia. It became involved in electricity power generation and supply and the manufacture of paper and packaging products in 1994 with the acquisition of Genting Investment Holdings Limited *(formerly known as Genting International Paper Holdings Limited)*, and in the exploration and production of oil and gas in 1996 with the farm-in of a 45% interest in the Muturi Production Sharing Contract, located in North West Irian Jaya, Indonesia.

In 1989, Genting and Resorts World underwent a restructuring exercise, which resulted in Genting becoming an investment holding and management company.

The principal activities of its subsidiaries, associated companies and jointly-controlled entities are set out in Section 5 of this Appendix.

2. SHARE CAPITAL

As at the LPD, the authorised and issued and paid-up share capital of Genting are as follows:

Type	No. of Genting shares	Par value RM	Amount RM
Authorised	8,000,000,000	0.10	800,000,000
Issued and fully paid-up	3,703,612,770	0.10	370,361,277
Treasury shares	1,001,000	0.10	100,100

INFORMATION ON GENTING *(Cont'd)*

2. SHARE CAPITAL *(Cont'd)*

The changes in Genting's issued and paid-up ordinary share capital for the past three (3) years preceding the LPD are as follows:

Date of allotment	No. of Genting shares allotted	Par value RM	Consideration	Total issued and paid-up share capital RM
11.09.2004 to 05.10.2006	1,264,000	0.50	Issued pursuant to the exercise of share options under the executive share option scheme for eligible executives of Genting and its subsidiaries ("Genting ESOS")	352,801,477
06.10.2006 to 17.12.2006	198,000	0.50	Issued pursuant to the exercise of share options under the Genting ESOS	352,900,477
18.12.2006	33,000,000	0.50	Private placement	369,400,477
19.12.2006 to 12.04.2007	128,000	0.50	Issued pursuant to the exercise of share options under the Genting ESOS	369,464,477
13.04.2007	3,694,644,770	0.10	Subdivision of the par value of RM0.50 shares into RM0.10 par value	369,464,477
14.04.2007 to 28.04.2008	8,968,000	0.10	Issued pursuant to the exercise of share options under the Genting ESOS	370,361,277

THE REST OF THIS PAGE HAS BEEN INTENTIONALLY LEFT BLANK

3. DIRECTORS

Based on Genting's Register of Directors' Shareholdings as at the LPD, the Directors, all of whom are Malaysians, and their respective shareholdings in Genting are as follows:

Name	Designation	Address	<------Direct------> No. of Genting shares held	%	<----Indirect----> No. of Genting shares held	%
Tan Sri Lim Kok Thay	Chairman and Chief Executive	28, Jalan Tengku Ampuan Taman Duta 50480 Kuala Lumpur	10,369,000	0.28	-	-
Tun Mohammed Hanif bin Omar	Deputy Chairman	74-76, Jalan USJ 12/3B 47630 Subang Jaya Selangor Darul Ehsan	201,000	0.01	-	-
Tan Sri Mohd Amin bin Osman[(a)]	Executive Director	7, Lorong Damai 6 Off Jalan Aman 55000 Kuala Lumpur	1,204,600	0.03	-	-
Dato' Dr R. Thillainathan[(b)]	Non-Independent Non-Executive Director	81, Lorong Zaaba Taman Tun Dr Ismail 60000 Kuala Lumpur	-	-	-	-
Mr Quah Chek Tin[(c)]	Non-Independent Non-Executive Director	7, Jalan USJ 17/7B 47630 Subang Jaya Selangor Darul Ehsan	5,000	*	-	-
Dato' Paduka Nik Hashim bin Nik Yusoff	Independent Non-Executive Director	8, Changkat Duta Taman Duta 50480 Kuala Lumpur	-	-	-	-
Tan Sri Dr Lin See Yan	Independent Non-Executive Director	21, Jalan Setiamurni 2 Bukit Damansara 50490 Kuala Lumpur	-	-	-	-
Mr Chin Kwai Yoong	Independent Non-Executive Director	Lot 3690, Jalan Ukay 2 Ukay Heights 68000 Ampang Selangor Darul Ehsan	-	-	-	-

Notes:

* *Negligible.*

(a) *His spouse holds 60,000 ordinary shares in Genting. This disclosure is made pursuant to Section 134(12)(c) of the Act.*

(b) *His spouse and children collectively hold 295,000 ordinary shares in Genting. This disclosure is made pursuant to Section 134(12)(c) of the Act.*

(c) *His spouse holds 630,000 ordinary shares in Genting. This disclosure is made pursuant to Section 134(12)(c) of the Act.*

INFORMATION ON GENTING *(Cont'd)*

4. **SUBSTANTIAL SHAREHOLDERS**

Based on Genting's Register of Substantial Shareholders as at the LPD, the substantial shareholders of Genting, all of which are incorporated in Malaysia, and their respective shareholdings in Genting are as follows:

	<----------Direct----------->		<---------Indirect--------->	
Shareholder	**No. of Genting shares held**	**%**	**No. of Genting shares held**	**%**
KHR	1,193,140,260	32.22	270,760,000[(a)]	7.31
Parkview Management Sdn Bhd	-	-	1,463,900,260[(b)]	39.54
Inforex Sdn Bhd	-	-	1,193,140,260[(c)]	32.22
Info-Text Sdn Bhd	-	-	1,193,140,260[(c)]	32.22
Dataline Sdn Bhd	-	-	1,193,140,260[(c)]	32.22

Notes:

(a) *Deemed interest through its subsidiaries (Alocasia Sdn Bhd, World Management Sdn Bhd, Tinehay Holdings Limited and Inverway Sdn Bhd) under Section 6A of the Act.*

(b) *Deemed interest through KHR and its subsidiaries (Alocasia Sdn Bhd, World Management Sdn Bhd, Tinehay Holdings Limited and Inverway Sdn Bhd) under Section 6A of the Act.*

(c) *Deemed interest through KHR under Section 6A of the Act.*

THE REST OF THIS PAGE HAS BEEN INTENTIONALLY LEFT BLANK

INFORMATION ON GENTING *(Cont'd)*

5. SUBSIDIARIES AND ASSOCIATED COMPANY

As at the LPD, the details of the subsidiaries, associated companies and jointly-controlled entities of Genting are as follows:

Company	Effective equity interest %	Principal activities
Direct subsidiaries		
Asiatic Development Berhad	54.8	Investment holding and management services
Genting Digital Sdn Bhd	100.0	Pre-operating
GB Credit & Leasing Sdn Bhd	69.5	Leasing and money lending
Genting Equities (Hong Kong) Limited	100.0	Investments
Genting Highlands Tours and Promotion Sdn Bhd	100.0	Letting of land and premises
Genting Hotel & Resorts Management Sdn Bhd	100.0	Provision of resort management services
Genting Investment Holdings Limited	100.0	Investment holding
Genting (Labuan) Limited	100.0	Rent-A-Captive Offshore insurance business
Genting Management and Consultancy Services Sdn Bhd	100.0	Management services
Genting Oil & Gas Sdn Bhd	100.0	Provision of advisory, technical and administrative services to oil and gas companies
Genting Overseas Holdings Limited	100.0	Investment holding
Genting Risk Solutions Sdn Bhd	100.0	Provision of risk and insurance management consultancy
Logan Rock Limited	100.0	Investments
Maxitage Sdn Bhd	100.0	Investments
Oakwood Sdn Bhd	100.0	Property investment and management
Phoenix Spectrum Sdn Bhd	100.0	Investments
Prime Venture (Labuan) Limited	100.0	Offshore financing
Prime Holdings (Labuan) Limited	100.0	Offshore financing
Resorts World	48.4	Resort, hotel and gaming operations
Resorts World Bhd (Hong Kong) Limited	100.0	Dormant
Resorts World (Singapore) Pte Ltd	100.0	Dormant
Genting Bhd (Hong Kong) Limited	100.0	Pre-operating
Genting Permata Sdn Bhd	100.0	Pre-operating
Genting Sanyen Newsprint Sdn Bhd	100.0	Pre-operating
Genting (Singapore) Pte Ltd	100.0	Pre-operating
Genting Strategic Holdings Sdn Bhd	100.0	Pre-operating

5. SUBSIDIARIES AND ASSOCIATED COMPANY *(Cont'd)*

Company	Effective equity interest %	Principal activities
Genting Strategic Sdn Bhd	100.0	Pre-operating
Resorts World Limited	100.0	Pre-operating
Sri Highlands Express Sdn Bhd	100.0	Pre-operating
Genting Strategic (Singapore) Pte Ltd	100.0	Pre-operating
Genting Strategic Investments (Singapore) Pte Ltd	100.0	Pre-operating
Genting Management (Singapore) Pte Ltd	100.0	Pre-operating
Genting Games Pte Ltd	100.0	Pre-operating
Genting Innovation Pte Ltd	100.0	Pre-operating
Genting Intellectual Property Pte Ltd	100.0	Pre-operating
Genting Gaming Solutions Pte Ltd	100.0	Pre-operating
Indirect subsidiaries		
ADB (Sarawak) Palm Oil Mill Management Sdn Bhd	54.8	Provision of palm oil mill management services
Adriana Limited	53.4	Sales co-ordinator
Advanced Technologies Limited	53.4	Dormant
Amalgamated Rubber (Penang) Sdn Bhd	54.8	Dormant
Annabel's Casino Limited	53.4	Dormant
AR Property Development Sdn Bhd	54.8	Dormant
Asiaticom Sdn Bhd	54.8	Plantation
Asiatic Golf Course (Sg. Petani) Bhd	54.8	Golf course operation
Asiatic Indahpura Development Sdn Bhd	54.8	Property development
Asiatic Land Development Sdn Bhd	54.8	Property development
Asiatic Oil Mills (WM) Sdn Bhd	54.8	Fresh fruit bunches processing
Asiatic Overseas Limited	54.8	Investments
Asiatic Plantations (WM) Sdn Bhd	54.8	Plantation
Asiatic Properties Sdn Bhd	54.8	Property investment
Asiatic SDC Sdn Bhd	54.8	Plantation
Asiatic Tanjung Bahagia Sdn Bhd	54.8	Plantation
Awan Ria (M) Sdn Bhd	97.7	Investment holding
Awana Hotels & Resorts Management Sdn Bhd	100.0	Provision of hotels and resorts management services

INFORMATION ON GENTING *(Cont'd)*

5. SUBSIDIARIES AND ASSOCIATED COMPANY *(Cont'd)*

Company	Effective equity interest %	Principal activities
Awana Vacation Resorts Development Berhad	48.4	Proprietary timeshare ownership scheme
Azzon Limited	54.8	Dormant
Bandar Pelabuhan Sdn Bhd	29.0	Investment holding
Baychain Limited	53.4	Dormant
Genting International Services Singapore Pte Ltd	53.4	Provision of services
Cosmo-Jupiter Berhad *(formerly known as Cosmo-Jupiter Sdn Bhd)*	54.8	Pre-operating
Calidone Limited	53.4	Investment holding
Capital Casinos Group Limited	53.4	Dormant
Capital Clubs Limited	53.4	Dormant
Capital Corporation (Holdings) Limited	53.4	Dormant
Capital Corporation Limited	53.4	Dormant
Cascades Casinos Limited	53.4	Dormant
Cascades Clubs Limited	53.4	Dormant
Castle Casino Limited	53.4	Dormant
C C Derby Limited	53.4	Dormant
Churchstirling Limited	53.4	Dormant
Coastal Gusu Heat & Power Ltd	100.0	Investment holding
Coastal Nanjing Power Ltd	100.0	Investment holding
Coastal Suzhou Power Ltd	100.0	Investment holding
Coastal Wuxi Power Ltd	100.0	Investment holding
Coastbright Limited	53.4	Casino owner and operator
Cotedale Limited	53.4	Dormant
Crockfords Club Limited	53.4	Dormant
Crockfords Investments Limited	53.4	Dormant
Cromwell Sporting Enterprises Limited	53.4	Dormant
Dealduo Limited	53.4	Dormant
Degan Limited	54.8	Investment holding
Delquest Sdn Bhd	48.4	Investments
Drawlink Limited	53.4	Dormant
Duta Rancak Sdn Bhd	97.7	Pre-operating
Eastern Wonder Sdn Bhd	48.4	Support services

INFORMATION ON GENTING *(Cont'd)*

5. SUBSIDIARIES AND ASSOCIATED COMPANY *(Cont'd)*

Company	Effective equity interest %	Principal activities
E-Genting Holdings Sdn Bhd	53.4	Investment, management services and information technology ("IT") consultancy
E-Genting Sdn Bhd	53.4	IT/Data centre and consultancy
Fujian Electric (Hong Kong) LDC	100.0	Investment holding
Fujian Pacific Electric Company Limited	100.0	Generation and supply of electric power
First World Hotels & Resorts Sdn Bhd	48.4	Hotel business
Freeany Enterprises Limited	53.4	Trading
Gameover Limited	53.4	Dormant
Genasa Sdn Bhd	48.4	Sale and letting of apartment units
Genmas Sdn Bhd	48.4	Sale and letting of land and property
Gensa Sdn Bhd	48.4	Sale and letting of land and property
Ascend International Holdings Limited	53.4	Provision of IT related services, marketing and investment holding
WorldCard Overseas Holdings	53.4	Investment holding
Genting Administrative Services Sdn Bhd	48.4	Investment holding
Genting Bio-Oil Sdn Bhd	97.7	Manufacturing and trading of bio-oil
Genting Centre of Excellence Sdn Bhd	48.4	Provision of training services
Genting Chelsea Sdn Bhd	100.0	Pre-operating
Genting Entertainment Sdn Bhd	48.4	Show agent
Genting Golf Course Bhd	48.4	Condotel and hotel business, golf resort and property development
Genting Highlands Berhad	48.4	Land and property development
Genting India Travel Services Private Limited	53.4	Tour promotion
Genting Industrial Holdings Limited	97.7	Investment holding
Genting Information Knowledge Enterprise Sdn Bhd	53.4	Research and development of software and consultancy services
Genting International Industries (Singapore) Pte Ltd	97.7	Investment holding
Genting International Management Limited	53.4	Investment holding
Genting International Management Services Pte Ltd	53.4	Investment holding
Genting International P.L.C.	53.4	Investment holding

INFORMATION ON GENTING *(Cont'd)*

5. SUBSIDIARIES AND ASSOCIATED COMPANY *(Cont'd)*

Company	Effective equity interest %	Principal activities
Genting International Services Sdn Bhd	53.4	Provision of services
Genting International Properties Limited	53.4	Investment holding
Genting International (Singapore) Pte Ltd	53.4	Tour promotion
Genting International (Thailand) Limited	48.6	Tour promotion
Genting International (UK) Limited	53.4	Investment holding
Genting Investments Corp.	100.0	Pre-operating
Genting Irama Sdn Bhd	48.4	Investment holding
Genting Lanco Power (India) Pvt Ltd	74.0	Provision of operation and maintenance services for power plant
Genting Leisure Sdn Bhd	48.4	Investment holding
Genting (NSW) Pty Ltd	53.4	Investment and management services
Genting Oil & Gas (China) Limited	95.0	Oil and gas development and production
Genting Oil & Gas Limited	95.0	Investment holding
Genting Oil Kasuri Pte Ltd	95.0	Oil and gas exploration
Genting Oil Natuna Pte Ltd	95.0	Oil and gas exploration
Genting Power China Limited	100.0	Investment holding
Genting Power Holdings Limited	100.0	Investment holding
Genting Power (India) limited	100.0	Investment holding
Genting Stanley Alderney Limited	53.4	Pre-operating
Suzhou Ascend Technology Co., Limited	53.4	Provision of IT related services
Genting Power (M) Limited	100.0	Investment holding
Genting Power (Swiss) GmbH	100.0	Pending liquidation
Genting Power Meizhou Wan Holding Company	100.0	Investment holding
Genting Sanyen (Malaysia) Sdn Bhd	97.7	Investment holding
Genting Sanyen Power Sdn Bhd	58.6	Generation and supply of electric power
Genting Sanyen Power (Labuan) Limited	100.0	Investments
Genting Skyway Sdn Bhd	48.4	Provision of cable car services
Genting Utilities & Services Sdn Bhd	48.4	Provision of electricity supply at Genting Highlands Resort and investment holding
Genting World Sdn Bhd	48.4	Leisure and entertainment business

5. SUBSIDIARIES AND ASSOCIATED COMPANY *(Cont'd)*

Company	Effective equity interest %	Principal activities
WorldCard Services Sdn Bhd *(formerly known as Genting WorldCard Sdn Bhd)*	53.4	Management of loyalty programme services
Genting WorldCard Services Sdn Bhd	53.4	Management of loyalty programme management services
Gentinggi Sdn Bhd	48.4	Investment holding
Geremi Limited	53.4	Investment holding
GHR Risk Management (Labuan) Limited	48.4	Offshore captive insurance
Green Synergy Limited	97.7	Investment holding and management company
Harbour House Casino Limited	53.4	Casino Operator
Infomart Sdn Bhd	100.0	Dormant
Genting Power (Putian) Management Company Ltd	100.0	Pending liquidation
Hazelman Limited	53.4	Dormant
Incomeactual Limited	53.4	Dormant
International Sporting Club (London) Limited	53.4	Dormant
Kijal Facilities Services Sdn Bhd	48.4	Ceased operation
Kijal Resort Sdn Bhd	48.4	Property development and property management
Kinavest Sdn Bhd	54.8	Plantation
Lafleur Limited	48.4	Investment holding
Landworthy Sdn Bhd	46.0	Plantation
Langway Limited	54.3	Dormant
Leisure & Cafe Concept Sdn Bhd	48.4	Karaoke business
L Stanley (Bermuda) Ltd	18.7	Dormant
Mastika Lagenda Sdn Bhd	97.7	Investment holding
Genting International Enterprises (Singapore) Pte Ltd	53.4	Investments
Lingkaran Cergas Sdn Bhd	48.4	Provision of Liquefied Petroleum Gas services at Genting Highlands Resort
Orient Wonder International Limited	48.4	Ownership and operation of aircraft
Nature Base Sdn Bhd	48.4	Provision of garbage disposal services at Genting Highlands Resort
Mastika Utilities & Services Sdn Bhd	97.7	Provision and sale of utilities consisting of treatment and supply of water
Mediglove Sdn Bhd	54.8	Investment holding

INFORMATION ON GENTING *(Cont'd)*

5. SUBSIDIARIES AND ASSOCIATED COMPANY *(Cont'd)*

Company	Effective equity interest %	Principal activities
Medo Investment Pte Ltd	53.4	Investment holding
Medo Limited	53.4	Investment holding
Meizhou Wan Generating Company Ltd	100.0	Investment holding
Meizhou Wan Power Production Holding Co, Ltd	100.0	Investment holding
Metro Leisure Group Limited	53.4	Dormant
MLG Investments Limited	53.4	Investment holding
MZW Holdings, Ltd	100.0	Investment holding
Nanjing Coastal Xingang Cogeneration Power Plant	80.0	Generation and supply of electric power
Palomino Holdings Limited	53.4	Investment holding
Palomino Limited	53.4	Investments
Palomino Star Limited	53.4	Investment holding
Palomino Sun Limited	53.4	Investment holding
Palomino Sun (UK) Limited	53.4	Investment holding
Palomino World Limited	53.4	Investment holding
Palm Beach Club Limited	53.4	Dormant
Papago Sdn Bhd	48.4	Resorts and hotel business
Pellanfayre Limited	53.4	Dormant
PT Sepanjang Insiturya Mulia	38.4	Plantation
Resorts Facilities Services Sdn Bhd	48.4	Property upkeep services
Resorts International (Labuan) Limited	48.4	Offshore financing
Resorts Overseas Investments Limited	48.4	Dormant
Resorts Tavern Sdn Bhd	48.4	Land and property development
Resorts World (Labuan) Limited	48.4	Offshore financing
Resorts World Limited	48.4	Investment holding and investment trading
Resorts World Properties Sdn Bhd	48.4	Investment holding
Resorts World Tours Sdn Bhd	48.4	Provision of tour and travel related services
Roundhay Limited	95.0	Investment holding
RWB (Labuan) Limited	48.4	Offshore financing
R.W. Investments Limited	48.4	Investment holding

INFORMATION ON GENTING *(Cont'd)*

5. SUBSIDIARIES AND ASSOCIATED COMPANY *(Cont'd)*

Company	Effective equity interest %	Principal activities
R.W. Overseas Investments Limited	48.4	Pre-operating
Sahabat Alam Sdn Bhd	97.7	Dormant
Sawit Sukau Usahasama Sdn Bhd	30.6	Plantation
Sanyen Oil & Gas Pte Ltd	95.0	Oil and gas exploration
Egenting Singapore Pte Ltd *(formerly known as S.E.E.D Resort Pte Ltd)*	53.4	Pre-operating
Sedby Limited	53.4	Investment holding
Seraya Mayang Sdn Bhd	48.4	Investment holding
Setiabahagia Sdn Bhd	48.4	Property development
Setiacahaya Sdn Bhd	77.4	Property investment
Setiamas Sdn Bhd	54.8	Plantation and property development
Setiaseri Sdn Bhd	48.4	Renting of its apartment
Sierra Springs Sdn Bhd	48.4	Investment holding
Sorona Limited	100.0	Dormant
Spielers Casino (Southend) Limited	53.4	Casino Operator
Sportcrest Limited	53.4	Dormant
St Aubin Properties Limited	53.4	Dormant
Stake Excellent Sdn Bhd	48.4	Support services
Stanley Casinos Holdings Limited	53.4	Investment holding
Stanley Casinos Limited	53.4	Casino Operator
Stanley Genting Casinos Limited	53.4	Investment holding
Stanley Interactive Limited	53.4	Internet sports betting
Genting Stanley plc	53.4	Investment holding
Stanley Leisure Quest Trustees Limited	53.4	Trustee Company
Stanley Leisure (Canada) Limited	53.4	Dormant
Stanley Leisure Group (Malta) Limited	53.4	Dormant
Stanley Leisure Holdings (Malta) Limited	53.4	Dormant
Stanley Leisure (Ireland)	53.4	Dormant
Stanley Leisure Trading (Malta) Limited	53.4	Dormant
Stanley Online Limited	53.4	Dormant
Stanley Overseas Holdings Limited	53.4	Investment holding

INFORMATION ON GENTING *(Cont'd)*

5. SUBSIDIARIES AND ASSOCIATED COMPANY *(Cont'd)*

Company	Effective equity interest %	Principal activities
Stanleybet Limited	53.4	Dormant
Stanley Snooker Clubs Limited	53.4	Dormant
Star City Casino Limited	53.4	Dormant
Star Eagle Holdings Limited	53.4	Investment holding
Suzhou Coastal Cogeneration Power Company Ltd	60.0	Generation and supply of electric power
Aliran Tunas Sdn Bhd	48.4	Provision of water supply and related services at Genting Highlands Resort
Sweet Bonus Sdn Bhd	29.0	Renting part of its leasehold land
Tameview Properties Limited	53.4	Property Company
Technimode Enterprises Sdn Bhd	54.8	Property investment
The Colony Club Limited	53.4	Dormant
The Kings Casino (Yarmouth) Limited	53.4	Dormant
The Midland Wheel Club Limited	53.4	Dormant
Torrens Limited	97.7	Investments
Tower Casino Group Limited	53.4	Dormant
Tower Clubs Management Limited	53.4	Dormant
Triangle Casino (Bristol) Limited	53.4	Casino Operator
Trushidup Plantations Sdn Bhd	54.8	Dormant
TV-AM (News) Limited	53.4	Dormant
TV-AM Enterprises Limited	53.4	Dormant
TV-AM Limited	53.4	Dormant
Vestplus Sdn Bhd	48.4	Sale and letting of completed apartment units
Wawasan Land Progress Sdn Bhd	54.8	Plantation
WEB Energy Ltd	100.0	Investments
Westcliff Casinos Limited	53.4	Casino Operator
Westcliff (CG) Limited	53.4	Trading
Widuri Pelangi Sdn Bhd	48.4	Golf resort and hotel business
William Crockford Limited	53.4	Dormant
Worthchance Limited	53.4	Dormant
Wuxi Huada Gas Turbine Electric Power Company	60.0	Generation and sale of electric power
Asiatic Green Tech Sdn Bhd	54.8	Dormant
Cengkeh Emas Sdn Bhd	54.8	Dormant

5. SUBSIDIARIES AND ASSOCIATED COMPANY *(Cont'd)*

Company	Effective equity interest %	Principal activities
Dasar Pinggir (M) Sdn Bhd	97.7	Dormant
Dianti Plantations Sdn Bhd	54.8	Dormant
Equarius Pte Ltd	53.4	Dormant
Genting International Paper (Netherlands) B.V.	100.0	Dormant
Genting Newsprint Sdn Bhd	100.0	Dormant
Genting Property Limited *(formerly known as Genting Overseas Investments Limited)*	100.0	Dormant
Genting Theme Park Sdn Bhd	48.4	Pre-operating
Gentinggi Quarry Sdn Bhd	48.4	Pre-operating
GP China Limited	100.0	Pre-operating
Highlands Power Development Limited	100.0	Pre-operating
Nedby Limited	53.4	Investment holding
Genting International Investment (UK) Limited	53.4	Investment holding
Highlands Exploration Limited	95.0	Pre-operating
Hitechwood Sdn Bhd	29.0	Pre-operating
Ikhlas Tiasa Sdn Bhd	48.4	Pre-operating
Resorts World at Sentosa Pte Ltd	53.4	Developer and operator of an integrated resort
Jomara Sdn Bhd	29.0	Pre-operating
Ketapang Holdings Pte Ltd	54.8	Pre-operating
Laserwood Sdn Bhd	29.0	Pre-operating
Lestari Listrik Pte Ltd	100.0	Pre-operating
Maxims Casinos Limited	53.4	Pre-operating
Maxims Clubs Pte Ltd	53.4	Pre-operating
Maxims Clubs Sdn Bhd	53.4	Pre-operating
Merriwa Sdn Bhd	48.4	Pre-operating
Neutrino Space Sdn Bhd	29.0	Pre-operating
Oxalis Limited	97.7	Pre-operating
Palomino World (UK) Limited	53.4	Pre-operating
Possible Affluent Sdn Bhd	29.0	Pre-operating
Rapallo Sdn Bhd	29.0	Pre-operating
Genting Biofuels Sdn Bhd	97.7	Pre-operating
Resorts World Spa Sdn Bhd	48.4	Pre-operating

INFORMATION ON GENTING *(Cont'd)*

5. SUBSIDIARIES AND ASSOCIATED COMPANY *(Cont'd)*

Company	Effective equity interest %	Principal activities
Sandai Maju Pte Ltd	54.8	Pre-operating
Stanley Genting Casinos (Leeds) Limited	53.4	Pre-operating
Genting Petroleum Ventures Limited	95.0	Pre-operating
Space Fair Sdn Bhd	29.0	Pre-operating
Sri Kenyalang Pte Ltd	54.8	Investment holding
Orbit Crescent Sdn Bhd	54.8	Pre-operating
Sri Nangatayap Pte Ltd	54.8	Investment holding
Swallow Creek Limited	95.0	Pre-operating
Tamanaco Limited	100.0	Pre-operating
Tetha Limited	95.0	Pre-operating
Tullamarine Sdn Bhd	29.0	Pre-operating
Phoenix Track Sdn Bhd	48.4	Pre-operating
Equarius Resort Sdn Bhd	53.4	Pre-operating
Infinity At TheBay Sdn Bhd	53.4	Pre-operating
Twinkle Glow Sdn Bhd	29.0	Pre-operating
Twinmatics Sdn Bhd	48.4	Pre-operating
Vestplus (Hong Kong) Limited	48.4	Pre-operating
Vintage Action Sdn Bhd	29.0	Pre-operating
Waxwood Sdn Bhd	29.0	Dormant
Yarrawin Sdn Bhd	29.0	Pre-operating
Myanmar Genting Sanyen Limited	100.0	Pending liquidation
Genting Bio-Fuels Asia Pte Ltd	100.0	Investment holding
Associated companies		
Aban Power Company Limited	36.3	Generation and supply of electric power
Asiatic Ceramics Sdn Bhd	26.9	In receivership
Lanco Kondapalli Power Pvt Ltd	30.0	Generation and supply of electric power
Landmarks Berhad	30.3	Resort, property investment and property development
Serian Palm Oil Mill Sdn Bhd	22.0	Fresh fruit bunches processing
Sri Gading Land Sdn Bhd	26.9	Property development

INFORMATION ON GENTING *(Cont'd)*

5. SUBSIDIARIES AND ASSOCIATED COMPANY *(Cont'd)*

Company	Effective equity interest %	Principal activities
Jointly-controlled entities		
SGSI-Asiatic Limited	27.4	Genomic research and development
Gemstones Investments Pte Ltd	17.8	Investment holding
Genting INTI Education Sdn Bhd	16.9	Managing a college for education, tourism, leisure and hospitality
Kensington Hotel Pte Ltd	17.8	Investment holding
Kensington Residential Pte Ltd	17.8	Investment holding
KHS Management Limited	17.8	Property management services
WCI Intellectual Limited	26.7	Licensing company
WCI Management Limited	26.7	Investment holding
WorldCard (Hong Kong) Limited	26.7	Provision of loyalty programme management services
WorldCard (Singapore) Pte Ltd	26.7	Provision of loyalty programme management services
WorldCard International Limited	26.7	Investment holding
838 Pte Ltd	17.8	Investment holding
828 Pte Ltd	17.8	Investment holding
818 Pte Ltd	17.8	Investment holding
808 Holdings Pte Ltd	17.8	Investment holding

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6. PROFIT AND DIVIDEND RECORD

The profit and dividend record of the Genting Group based on the audited consolidated financial statements for the past two (2) financial years ended 31 December 2006 and 31 December 2007, are as follows:

	(Audited) <------ FYE 31 December ------>	
	Restated 2006 RM'million	2007 RM'million
Revenue	6,418.6	8,483.8
PBT	2,703.9	3,394.5
Taxation	(500.0)	(662.2)
PAT before MI	2,242.5	2,562.3
PATAMI	1,504.2	1,988.9
No. of Genting Shares in issue ('million)	3,694.2	3,703.6
Net assets per share (RM)[(a)]	3.06	3.34
Net EPS (sen)[(b)]	42.57	53.81
Net dividend per share (sen)	4.65	27.05

Notes:

(a) Net assets per share is calculated by dividing net assets with the number of ordinary shares in issue.

(b) Net EPS is calculated by dividing PATAMI with the weighted average number of ordinary shares in issue.

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7. STATEMENTS OF ASSETS AND LIABILITIES

The statement of assets and liabilities of the Genting Group based on the audited financial statements as at 31 December 2006 and 31 December 2007 respectively, are as follows:

As at 31 December	2007 RM'000	Restated 2006 RM'000
NON-CURRENT ASSETS		
Property, plant and equipment	8,903,018	8,989,327
Land held for property development	495,299	488,787
Investment properties	26,099	30,106
Plantation development *(previously termed as "Biological assets")*	469,510	445,248
Leasehold land use rights	1,767,864	383,087
Intangible assets	5,001,916	5,592,350
Jointly controlled entities	15,388	1,339
Available-for-sale financial asset	1,505,362	-
Associates	575,189	2,493,900
Other long term assets	396,116	280,167
Deferred tax assets	23,878	13,113
	19,179,639	18,717,424
CURRENT ASSETS		
Property development costs	111,150	104,134
Inventories	311,424	446,601
Trade and other receivables	829,555	859,186
Amount due from jointly controlled entities and associates	1,776	19,027
Restricted cash	155,314	106,791
Short term investments	1,789,138	2,585,537
Bank balances and deposits	7,800,851	5,386,039
	10,999,208	9,507,315
Total assets	**30,178,847**	**28,224,739**
EQUITY AND LIABILITIES		
Equity attributable to equity holders of the Company		
Share capital	370,356	369,417
Reserves	11,991,815	10,925,243
Treasury shares	(7,222)	-
	12,354,949	11,294,660
Minority interests	9,182,307	5,372,217
Total equity	21,537,256	16,666,877

7. STATEMENTS OF ASSETS AND LIABILITIES *(Cont'd)*

As at 31 December	2007 RM'000	Restated 2006 RM'000
NON-CURRENT LIABILITIES		
Long term borrowings	4,029,373	5,304,985
Other long term liabilities	146,551	180,894
Deferred tax liabilities	1,545,734	1,720,657
	5,721,658	7,206,536
CURRENT LIABILITIES		
Trade and other payables	1,369,144	1,360,488
Short term borrowings	1,292,713	2,825,096
Taxation	258,076	165,742
	2,919,933	4,351,326
Total liabilities	8,641,591	11,557,862
TOTAL EQUITY AND LIABILITIES	**30,178,847**	**28,224,739**

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FURTHER INFORMATION

1. DIRECTORS' RESPONSIBILITY

The Directors have seen and approved this IAC and they collectively and individually accept full responsibility for the accuracy of the information given in this IAC (save for the independent advice letter prepared by PIVB and information relating to Genting and the PACs) and confirm that after making all reasonable enquiries and to the best of their knowledge and belief, there are no other fact the omission of which would make any information provided herein false and misleading.

The responsibility of the Directors in respect of the IAC is limited to the accuracy of the information provided by Resorts World and given to PIVB for its evaluation in respect of the Resorts World Group. The responsibility of the Directors in respect of the information relating to Genting and the PACs is limited to ensuring that such information is accurately reproduced in this IAC.

2. CONSENT

PIVB, acting as the IA to the independent shareholders of Resorts World, has given and has not subsequently withdrawn its written consent to the inclusion in this IAC of its name, letter and all references thereto in the form and context in which it appears.

3. CONFLICT OF INTERESTS

PIVB has given their confirmations that there are no circumstances or relationships which exist or likely to exist that affect or may affect their ability to act independently and objectively as the IA in relation to the Proposed Exemption.

4. MATERIAL CONTRACTS

Save as disclosed below, the Group has not entered into any material contracts (being contracts not entered into in the ordinary course of business), during the two (2) years preceding the date of this IAC:

On 11 July 2007 and 12 July 2007, Resorts World Limited, an indirect wholly-owned subsidiary of Resorts World, received a letter of offer from CMY Capital (L) Ltd ("CMY") for the purchase of 1.01 billion ordinary shares in Star Cruises Limited ("Disposal") by CMY for a total cash consideration of HKD2.6462 billion. The Disposal was completed on 30 July 2007.

5. MATERIAL LITIGATION

As at the LPD, the Group is not engaged in any material litigation, claims and arbitration, either as plaintiff or defendant and the Directors have no knowledge of any proceedings pending or threatened against Resorts World or its subsidiaries or of any fact likely to give rise to any proceedings which might materially affect the financial position or business of Resorts World or its subsidiaries.

6. SERVICE CONTRACTS

None of the Directors have any service contracts with Resorts World or its subsidiary companies which are expiring or determinable by the employing company with payment of compensation within twelve (12) months other than statutory compensation.

7. DISCLOSURES OF INTEREST

7.1 By Resorts World

(i) As at the LPD, Resorts World does not hold, direct or indirectly, any voting shares or convertible securities in Genting; and

(ii) During the period commencing six (6) months prior to Resorts World's announcement of the Proposed Share Buy-Back Renewal on 2 May 2008 and up to the LPD, Resorts World has not dealt in any voting shares or convertible securities of Genting.

7.2 By Directors

(i) Save as disclosed in Section 5.2 of this IAC, none of the Directors hold directly or indirectly, any voting shares or convertible securities or any other interest in Resorts World as at the LPD.

(ii) Save as disclosed below, none of the Directors has dealt in any voting shares or convertible securities of Resorts World during the period commencing six (6) months prior to Resorts World's announcement on the Proposed Share Buy-Back Renewal on 2 May 2008 up to the LPD:

Directors	Date	No. of Resorts World Shares Acquired/ (Disposed)	Purchase/(Sale) Consideration RM per Resorts World Share
Tan Sri Dr Lin See Yan	22.01.2008	50,000	3.50
	24.01.2008	100,000	3.66

(iii) Save as disclosed below, none of the Directors hold directly or indirectly, any voting shares or convertible securities or any other interest in Genting as at the LPD:

	<---------Direct--------->		<--------Indirect-------->	
Directors	No. of Genting shares held	%	No. of Genting shares held	%
Tan Sri Lim Kok Thay	10,369,000	0.28	-	-
Tun Mohammed Hanif bin Omar	201,000	0.01	-	-
Mr Quah Chek Tin [(a)]	5,000	*	-	-

Notes:

* *Negligible*

(a) *His spouse holds 630,000 ordinary shares in Genting. This disclosure is made pursuant to Section 134(12)(c) of the Act*

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FURTHER INFORMATION *(Cont'd)*

(iv) Save as disclosed below, none of the Directors has dealt in any voting shares or convertible securities of Genting during the period commencing six (6) months prior to Resorts World's announcement on the Proposed Share Buy-Back Renewal on 2 May 2008 up to the LPD:

Directors	Date	No. of Genting shares Acquired/ (Disposed)	Purchase/(Sale) Consideration RM per Genting share
Tan Sri Lim Kok Thay	29.11.2007	625,000	2.87
Tun Mohammed Hanif bin Omar	03.12.2007	630,000	2.87
	13.02.2008	(10,000)	(7.45)
	14.02.2008	(70,000)	(7.48)
	03.03.2008	(200,000)	(6.60)
	21.04.2008	(13,900)	(6.50)
	23.04.2008	(86,100)	(6.45)
	24.04.2008	(50,000)	(6.50)
Mr Quah Chek Tin	29.11.2007	315,000	2.87
	05.12.2007	(315,000)	Nil (transfer by way of gift)

8. DOCUMENTS AVAILABLE FOR INSPECTION

Copies of the following documents are available for inspection during normal business hours from Monday to Friday (except public holidays) at the office of the registered office of Resorts World, up to the time set for convening the AGM:

(i) the Memorandum and Articles of Association of Resorts World;

(ii) the audited consolidated financial statements of Resorts World for the past two (2) FYE 31 December 2006 and 31 December 2007;

(iii) the material contracts referred to in Section 4 of this Appendix; and

(iv) the letter of consent referred to in Section 2 of this Appendix.

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Part C

Statement in relation to the Proposed Amendments

DEFINITIONS

The following definitions shall apply throughout Part C of this document unless the context requires otherwise:

Act	:	Companies Act, 1965
AGM	:	Annual General Meeting
Articles	:	Articles of Association
Bursa Securities	:	Bursa Malaysia Securities Berhad
LR	:	Listing Requirements of Bursa Securities
Proposed Amendments	:	Proposed amendments to Resorts World's Articles
Resorts World	:	Resorts World Bhd
Resorts World Shares	:	Ordinary shares of RM0.10 each in Resorts World

All references to "you" in Part C of this document are to the shareholders of Resorts World.

Words denoting the singular shall, where applicable, include the plural and vice versa, and words denoting the masculine gender shall, where applicable, include the feminine and/or neuter genders, and vice versa. Reference to persons shall include corporations.

Any reference to any legislation in Part C of this document is a reference to that legislation as for the time being amended or re-enacted.

Any reference to time of day in Part C of this document is a reference to Malaysian time, unless otherwise stated.

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RESORTS WORLD BHD

(Company no. 58019-U)
(Incorporated in Malaysia under the Act)

Registered Office:

24th Floor Wisma Genting
Jalan Sultan Ismail
50250 Kuala Lumpur

30 May 2008

Board of Directors:

Tan Sri Lim Kok Thay *(Chairman and Chief Executive)*
Tun Mohammed Hanif bin Omar *(Deputy Chairman)*
Tan Sri Alwi Jantan *(Executive Director)*
Mr Quah Chek Tin *(Non-Independent Non-Executive Director)*
Tan Sri Wan Sidek bin Hj Wan Abdul Rahman *(Independent Non-Executive Director)*
Tan Sri Dr Lin See Yan *(Independent Non-Executive Director)*
Tan Sri Clifford Francis Herbert *(Independent Non-Executive Director)*
General (R) Tan Sri Mohd Zahidi bin Hj Zainuddin *(Independent Non-Executive Director)*

To the Shareholders of Resorts World

Dear Sir/Madam

Proposed amendments to Resorts World's Articles of Association

1. INTRODUCTION

On 21 May 2008, Resorts World announced that Resorts World proposed to amend its Articles and its intention to seek your approval for the Proposed Amendments.

Part C of this document provides you with the details of the Proposed Amendments. Resorts World will be seeking your approval for the resolution pertaining to the Proposed Amendments at its forthcoming AGM.

The Notice of the AGM together with the Form of Proxy are set out in Resorts World's Annual Report for the financial year ended 31 December 2007, which is despatched together with this document.

2. DETAILS OF THE PROPOSED AMENDMENTS

2.1 Rationale for the Proposed Amendments

The Proposed Amendments are to streamline Resorts World's Articles with Chapter 7 of the LR, as well as to facilitate some administrative issues and to ensure consistency throughout Resorts World's Articles.

2.2 Interests of Directors, major shareholders and persons connected

None of the Directors and major shareholders of Resorts World and/or persons connected with them have any interest, direct or indirect, in the Proposed Amendments.

2.3 Effects of the Proposed Amendments

The Proposed Amendments will not have any effect on the share capital, net assets, gearing, substantial shareholders' shareholdings, earnings and dividends of Resorts World, where applicable.

3. DIRECTORS' RECOMMENDATION

Resorts World's Board, having considered all aspects of the Proposed Amendments, is of the opinion that the Proposed Amendments are in the best interest of Resorts World, and accordingly recommends that you vote in favour of the resolution pertaining to the Proposed Amendments to be tabled at Resorts World's forthcoming AGM.

4. APPROVAL REQUIRED

The Proposed Amendments are subject to your approval at Resorts World's forthcoming AGM.

5. RESOLUTION ON THE PROPOSED AMENDMENTS AND AGM

The special resolution on the Proposed Amendments will be tabled at Resorts World's forthcoming AGM, which will be held on Monday, 23 June 2008 at 10.30 a.m. or at any adjournment at Nirwana Ballroom, Lower Lobby, Crowne Plaza Mutiara Kuala Lumpur, Jalan Sultan Ismail, 50250 Kuala Lumpur. The said resolution is set out in Resorts World's Annual Report for the financial year ended 31 December 2007.

The Notice of AGM and Form of Proxy are enclosed in Resorts World's Annual Report for the financial year ended 31 December 2007, which is despatched together with this document.

6. FURTHER INFORMATION

Please refer to the attached Appendix for further information.

Yours faithfully
For and on behalf of the Board of Directors of
RESORTS WORLD BHD

Tun Mohammed Hanif bin Omar
Deputy Chairman

PROPOSED AMENDMENTS TO THE EXISTING ARTICLES OF RESORTS WORLD

The Proposed Amendments involve the following amendments:

(i) the existing Article 1 which reads as "The regulations contained in Table "A" in the Fourth Schedule to the Companies Act, 1965 (Revised 1973) shall not apply to the Company, but the following shall subject to repeal, addition and alteration as provided by the Act or these Articles be the regulations of the Company" be amended by the deletion of the words "(Revised 1973)".

(ii) the existing Article 2 is to be amended whereby the affected existing definition (with the changes pursuant to the Proposed Amendments marked out) is reproduced in the second column below and the final unmarked amended version of such definition is reproduced in the third column.

Word(s)	Existing Definition	Amended Definition
~~"Approved Market Place"~~	~~A stock exchange which is specified to be an approved market place in the Securities Industry (Central Depositories) (Exemption) (No. 2) Order 1998.~~	[deleted]
"Central Depositories Act"	The Securities Industry (Central Depositories) Act 1991 <u>or any statutory modification, amendment or re-enactment thereof for the time being in force and any reference to any provision of the Central Depositories Act is to that provision as so modified, amended or re-enacted.</u>	The Securities Industry (Central Depositories) Act 1991 or any statutory modification, amendment or re-enactment thereof for the time being in force and any reference to any provision of the Central Depositories Act is to that provision as so modified, amended or re-enacted.
"Depository" (*)	~~The~~<u>Bursa</u> Malaysia~~n Central~~ Depository Sdn Bhd.	Bursa Malaysia Depository Sdn Bhd.
"Deposited Security"	A security standing to the credit of a <u>S</u>~~s~~ecurities <u>A</u>~~a~~ccount and includes securities in a <u>S</u>~~s~~ecurities <u>A</u>~~a~~ccount that is in suspense <u>subject to the provisions of the Central Depositories Act.</u>	A security standing to the credit of a Securities Account and includes securities in a Securities Account that is in suspense subject to the provisions of the Central Depositories Act.
"Depositor"	A holder of <u>a</u> ~~s~~<u>S</u>ecurities ~~a~~<u>A</u>ccount <u>established by the Depository.</u>	A holder of a Securities Account established by the Depository.
"Market Day"	Any day between Mondays and Fridays <u>(both days inclusive)</u> which is not a market holiday of the ~~Stock~~ Exchange upon which the company is listed or a Public Holiday.	Any day between Mondays and Fridays (both days inclusive) which is not a market holiday of the Exchange upon which the company is listed or a Public Holiday.

Word(s)	Existing Definition	Amended Definition
"Members"	Any person/persons for the time being holding shares in the Company and whose name(s) appear in the Register of Members (except Bursa ~~the~~ Malaysia~~n~~ ~~Central~~ Depository Nominees Sdn Bhd) including D~~d~~epositors who shall be treated as if they were members pursuant to Section 35 of the Central Depositories Act but excludes the Depository in its capacity as a bare trustee~~whose names appear on the Record of Depositors~~.	Any person/persons for the time being holding shares in the Company and whose name(s) appear in the Register of Members (except Bursa Malaysia Depository Nominees Sdn Bhd) including Depositors who shall be treated as if they were members pursuant to Section 35 of the Central Depositories Act but excludes the Depository in its capacity as a bare trustee.
"Record of Depositors"	A record provided by ~~Central~~ Depository to the Company under Chapter 24.0 of the Rules. ~~Of the Central Depository~~	A record provided by Depository to the Company under Chapter 24.0 of the Rules.
"Rules"	~~The Rules of the Central Depository.~~Shall have the meaning given in Section 2 of the Central Depositories Act.	Shall have the meaning given in Section 2 of the Central Depositories Act.
"Securities"	Include shares, debentures, stocks or bonds issued or proposed to be issued and includes any right, option or interest in respect thereof and includes any securities which fall within the definition of/meaning assigned to "securities" in the Capital Markets and Services Act 2007.	Include shares, debentures, stocks or bonds issued or proposed to be issued and includes any right, option or interest in respect thereof and includes any securities which fall within the definition of/meaning assigned to "securities" in the Capital Markets and Services Act 2007.
"Securities Account"	An account established by a ~~Central~~ Depository for a Depositor for the recording of deposit ~~or withdrawal~~of securities and for dealings in such securities by the Depositor.	An account established by Depository for a Depositor for the recording of deposit of securities and for dealing in such securities by the Depositor.
"Exchange"	Bursa Malaysia Securities Berhad.	Bursa Malaysia Securities Berhad.
"The Act"	The Companies Act, 1965 ~~(Revised 1973)~~ or any statutory modification, amendment or re-enactment thereof for the time being in force or any and every other act for the time being in force concerning companies and affecting the Company and any reference to any provision of the Act is to that provision as so modified, amended or re-enacted or contained in any such subsequent Companies Act.	The Companies Act, 1965 or any statutory modification, amendment or re-enactment thereof for the time being in force or any and every other act for the time being in force concerning companies and affecting the Company and any reference to any provision of the Act is to that provision as so modified, amended or re-enacted or contained in any such subsequent Companies Act.

(*) This defined term was previously known as "Central Depository"

(iii) the existing Articles are to be amended by the alterations, modifications, deletions and/or additions, wherever necessary, whereby the affected existing Articles (with the changes pursuant to the Proposed Amendments marked out) are reproduced in the second column below and the final unmarked amended version of such Articles are reproduced in the third column.

Article No.	Existing Articles	Amended Articles
6.	**Prohibition of dealing in its own shares** 6. Save to the extent provided by the Act and these Articles none of the funds of the Company or of any subsidiary thereof shall be directly or indirectly employed in the purchase or subscription of or in loans upon the security of the Company's shares.	**Prohibition of dealing in its own shares** 6. Save to the extent provided by the Act and these Articles none of the funds of the Company or of any subsidiary thereof shall be directly or indirectly employed in the purchase or subscription of or in loans upon the security of the Company's shares.
7.	**Issue of shares** (a) no Director shall participate in a share scheme for~~any issue of shares to~~ employees unless the shareholders in General Meeting have approved of the specific allotments to be made to such Director~~and unless he holds office in an executive capacity~~; (d) any issue of shares to Members holding shares of any class shall be offered to such Members in proportion as nearly as may be to the number of shares of such class then held by them and the provisions of the second sentence of Article 48(1) with such adaptations as are necessary shall apply.	**Issue of shares** (a) no Director shall participate in a share scheme for employees unless the shareholders in General Meeting have approved of the specific allotments to be made to such Director; (d) any issue of shares to Members holding shares of any class shall be offered to such Members in proportion as nearly as may be to the number of shares of such class then held by them and the provisions of the second sentence of Article 48(1) with such adaptations as are necessary shall apply.

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Article No.	Existing Articles	Amended Articles
8.	**<u>Rights attached to certain shares</u>** 8. The rights attached to shares <u>of a class other than ordinary shares or</u> issued upon special conditions shall be <u>expressed and</u> clearly defined in the Memorandum or the<u>se</u> Articles. In the event of preference shares being issued, ~~the total nominal value of preference shares shall not at any time exceed the total nominal value of the issued ordinary shares and~~ the Company shall not unless with the consent of existing preference shareholders at a class meeting issue preference shares ranking in priority above preference shares already issued but may issue preference shares ranking equally therewith. Preference shareholders will be deemed to have the same rights as ordinary shareholders as regards the receiving of notices, reports and <u>audited accounts</u> ~~balance sheets~~ and the attending of General Meetings of the Company and preference shareholders shall also have the right to vote at any meeting convened for the purpose of reducing the capital <u>of the Company</u> or on a proposal to wind up the Company ~~and~~ <u>or</u> during the winding up of the Company or <u>on a proposal for</u> the disposal of the whole of the Company's property, business and undertaking or where the proposal to be submitted to the meeting ~~directly~~ affects the~~ir~~ rights and privileges <u>attached to the preference share</u> or when the dividend <u>or part of the dividend</u> on the preference share is more than six months in arrears.	**<u>Rights attached to certain shares</u>** 8. The rights attached to shares of a class other than ordinary shares or issued upon special conditions shall be expressed and clearly defined in the Memorandum or these Articles. In the event of preference shares being issued, the Company shall not unless with the consent of existing preference shareholders at a class meeting issue preference shares ranking in priority above preference shares already issued but may issue preference shares ranking equally therewith. Preference shareholders will be deemed to have the same rights as ordinary shareholders as regards the receiving of notices, reports and audited accounts and the attending of General Meetings of the Company and preference shareholders shall also have the right to vote at any meeting convened for the purpose of reducing the capital of the Company or on a proposal to wind up the Company or during the winding up of the Company or on a proposal for the disposal of the whole of the Company's property, business and undertaking or where the proposal to be submitted to the meeting affects the rights and privileges attached to the preference share or when the dividend or part of the dividend on the preference share is more than six months in arrears.

Article No.	Existing Articles	Amended Articles
9.	**<u>Variation of rights</u>** 9. If at any time the share capital is divided into different classes, the rights attached to any class (unless otherwise provided by the terms of issue of the shares of that class) may subject to the provisions of the Act, whether or not the Company is being wound up, be varied or abrogated with the sanction of a Special Resolution passed at a separate General Meeting of the holders of shares of the class and to every such Special Resolution the provisions of Section 152 of the Act shall with such adaptations as are necessary apply. To every such separate General Meeting the provisions of these Articles relating to General Meeting shall *mutatis mutandis* apply; but so that the necessary quorum shall be two persons at least holding or representing by proxy or by attorney one-third of the issued shares of the class and that any holder of shares of the class present in person or by proxy or by attorney may demand a poll. Provided always that where the necessary majority for such a Special Resolution is not obtained at the Meeting, consent in writing, if obtained from <u>the holders of</u> three-fourths of the shares of the class concerned within two months of the Meeting, shall be as valid and effectual as a Special Resolution carried at the Meeting.	**<u>Variation of rights</u>** 9. If at any time the share capital is divided into different classes, the rights attached to any class (unless otherwise provided by the terms of issue of the shares of that class) may subject to the provisions of the Act, whether or not the Company is being wound up, be varied or abrogated with the sanction of a Special Resolution passed at a separate General Meeting of the holders of shares of the class and to every such Special Resolution the provisions of Section 152 of the Act shall with such adaptations as are necessary apply. To every such separate General Meeting the provisions of these Articles relating to General Meeting shall *mutatis mutandis* apply; but so that the necessary quorum shall be two persons at least holding or representing by proxy or by attorney one-third of the issued shares of the class and that any holder of shares of the class present in person or by proxy or by attorney may demand a poll. Provided always that where the necessary majority for such a Special Resolution is not obtained at the Meeting, consent in writing, if obtained from the holders of three-fourths of the shares of the class concerned within two months of the Meeting, shall be as valid and effectual as a Special Resolution carried at the Meeting.

Article No.	Existing Articles	Amended Articles
16A.	**Payment of instalments** 16A. With respect to Deposited Securities, subject to the provisions of the Act, the Central Depositories~~y~~ Act, the Rules and the rules and requirements of the Exchange: (a) where any new securities designated as Deposited Securities are issued by the Company (whether by way of bonus issue, rights issue, conversion of debt securities, exercise of any rights or options or otherwise), the Company shall notify the ~~Central~~ Depository of the name of the allottees or entitled persons and all such other information as may be required by the ~~Central~~ Depository (whether under the Rules, by virtue of the Central Depositories~~y~~ Act or otherwise) to enable the ~~Central~~ Depository to make the appropriate entries in the ~~s~~Securities ~~a~~Accounts of the relevant allottees or entitled person and the Company shall deliver the appropriate scrips or jumbo certificates registered in the name of the ~~Central~~ Depository or its nominee in respect of such securities, to the ~~Central~~Depository; (b) the Company shall make application for quotation of such securities and allot all such securities and despatch notices of allotment to the allottees or entitled person in the manner, within the time period prescribed and in accordance with the provisions of the Rules, the Central Depositories~~y~~ Act, and the rules and regulation of the Exchange; and	**Payment of instalments** 16A. With respect to Deposited Securities, subject to the provisions of the Act, the Central Depositories Act, the Rules and the rules and requirements of the Exchange: (a) where any new securities designated as Deposited Securities are issued by the Company (whether by way of bonus issue, rights issue, conversion of debt securities, exercise of any rights or options or otherwise), the Company shall notify the Depository of the name of the allottees or entitled persons and all such other information as may be required by the Depository (whether under the Rules, by virtue of the Central Depositories Act or otherwise) to enable the Depository to make the appropriate entries in the Securities Accounts of the relevant allottees or entitled person and the Company shall deliver the appropriate scrips or jumbo certificates registered in the name of the Depository or its nominee in respect of such securities, to the Depository; (b) the Company shall make application for quotation of such securities and allot all such securities and despatch notices of allotment to the allottees or entitled person in the manner, within the time period prescribed and in accordance with the provisions of the Rules, the Central Depositories Act, and the rules and regulation of the Exchange; and
20.	**Form of transfer of shares** 20. Subject to the provisions of these Articles, the Central Depositories Act and the Rules, the transfer of any listed security or class of listed security of the Company, shall be by way of book entry by the ~~Central~~ Depository in accordance with the ~~r~~Rules ~~of the Central Depository~~ and, notwithstanding Sections 103 and 104 of the ~~Companies~~ Act ~~1965~~, but subject to subsection 107C(2) of the Act and any exemption that may be made from compliance with subsection 107C(1) of the Act, the Company shall be precluded from registering and effecting any transfer of the listed securities.	**Form of transfer of shares** 20. Subject to the provisions of these Articles, the Central Depositories Act and the Rules, the transfer of any listed security or class of listed security of the Company, shall be by way of book entry by the Depository in accordance with the Rules and, notwithstanding Sections 103 and 104 of the Act, but subject to subsection 107C(2) of the Act and any exemption that may be made from compliance with subsection 107C(1) of the Act, the Company shall be precluded from registering and effecting any transfer of the listed securities.

Article No.	Existing Articles	Amended Articles
25.	**Suspension of registration** 25. The registration of transfers may be suspended at such times and for such period as the Directors may from time to time determine, provided always that such registration shall not be suspended for more than thirty days in any calenda~~e~~r year. At least eighteen (18) market days prior notice of such suspension or such other period and/or extension as may be prescribed and/or permitted by any s~~S~~tock e~~E~~xchange upon which the Company may be listed, shall be given to any s~~S~~tock e~~E~~xchange upon which the Company may be listed, stating the period and purpose or purposes for which the suspension is made. At least three (3) market days prior notice shall be given to the ~~Central~~ Depository to enable the ~~Central~~ Depository to prepare the appropriate Record of Depositors provided that where the Record of Depositors is required in respect of corporate actions, at least seven (7) market days prior notice shall be given to the ~~Central~~ Depository.	**Suspension of registration** 25. The registration of transfers may be suspended at such times and for such period as the Directors may from time to time determine, provided always that such registration shall not be suspended for more than thirty days in any calendar year. At least eighteen (18) market days prior notice of such suspension or such other period and/or extension as may be prescribed and/or permitted by any stock exchange upon which the Company may be listed, shall be given to any stock exchange upon which the Company may be listed, stating the period and purpose or purposes for which the suspension is made. At least three (3) market days prior notice shall be given to the Depository to enable the Depository to prepare the appropriate Record of Depositors provided that where the Record of Depositors is required in respect of corporate actions, at least seven (7) market days prior notice shall be given to the Depository.

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Article No.	Existing Articles	Amended Articles
28.	**Persons becoming entitled on death or bankruptcy of Member may be registered** 28. Any person becoming entitled to a share in consequence of the death or bankruptcy of any Member may, upon producing such evidence of title as the Directors shall require, be registered himself as holder of the share upon giving to the Company notice in writing of such desire or transfer such share to some other person. If the person so becoming entitled shall elect to be registered himself, he shall deliver or send to the Company a notice in writing signed by him stating that he so elects provided that where the share is a deposited security and the person becoming entitled elects to have the share transferred to him, the aforesaid notice must be served by him on the ~~Central~~ Depository. If he shall elect to have another person registered he shall testify his election by executing to that person a transfer of the share provided always that where the share is a deposited security subject to the Rules, a transfer or withdrawal of the share may be carried out by the person so becoming entitled. All the limitations, restrictions and provisions of these Articles relating to the right to transfer and the registration of transfers shall be applicable to any such notice or transfer as aforesaid as if the death or bankruptcy of the Member had not occurred and the notice or transfer were a transfer executed by such Member.	**Persons becoming entitled on death or bankruptcy of Member may be registered** 28. Any person becoming entitled to a share in consequence of the death or bankruptcy of any Member may, upon producing such evidence of title as the Directors shall require, be registered himself as holder of the share upon giving to the Company notice in writing of such desire or transfer such share to some other person. If the person so becoming entitled shall elect to be registered himself, he shall deliver or send to the Company a notice in writing signed by him stating that he so elects provided that where the share is a deposited security and the person becoming entitled elects to have the share transferred to him, the aforesaid notice must be served by him on the Depository. If he shall elect to have another person registered he shall testify his election by executing to that person a transfer of the share provided always that where the share is a deposited security subject to the Rules, a transfer or withdrawal of the share may be carried out by the person so becoming entitled. All the limitations, restrictions and provisions of these Articles relating to the right to transfer and the registration of transfers shall be applicable to any such notice or transfer as aforesaid as if the death or bankruptcy of the Member had not occurred and the notice or transfer were a transfer executed by such Member.

Article No.	Existing Articles	Amended Articles
30A.	**Fee for registration of probate etc** 30A.(1) Where: (a) the securities of the Company are listed on another stock exchange ~~Approved Market Place~~; and (b) the Company is exempted from compliance with Section 14 of the ~~Securities Industry~~ Central Deposito~~ry~~ies Act ~~1991~~or Section 29 of the Securities Industry (Central Deposito~~ry~~ies) (Amendment) Act 1998, as the case may be, under the Rules ~~of the Central Depository~~in respect of such securities, the Company shall, upon request of a securities holder, permit a transmission of securities held by such securities holder from the register of holders maintained by the registrar of the Company in the jurisdiction of the other stock exchange, to the register of holders maintained by the registrar of the Company in Malaysia and vice versa provided that there shall be no change in the ownership of such securities. ~~the Approved market place(hereinafter referred to as "the Foreign Register"), to the register of holders maintained by the registrar of the Company in Malaysia (hereinafter referred to as "the Malaysian Register") provided that there shall be no change in the ownership of such securities.~~ ~~(2) For the avoidance of doubt, the Company shall not allow any transmission of securities from the Malaysian Register into the Foreign Register.~~	**Fee for registration of probate etc** 30A.(1) Where: (a) the securities of the Company are listed on another stock exchange; and (b) the Company is exempted from compliance with Section 14 of the Central Depositories Act or Section 29 of the Securities Industry (Central Depositories) (Amendment) Act 1998, as the case may be, under the Rules in respect of such securities, the Company shall, upon request of a securities holder, permit a transmission of securities held by such securities holder from the register of holders maintained by the registrar of the Company in the jurisdiction of the other stock exchange, to the register of holders maintained by the registrar of the Company in Malaysia and vice versa provided that there shall be no change in the ownership of such securities.
37.	**Notice requiring payment of calls** 37. If any Member fails to pay in full any call or instalment of a call on the day appointed for payment thereof, the Directors may ~~be~~ at any time thereafter serve a notice on such Member requiring payment of so much of the call or instalment as is unpaid together with any interest and expenses which may have accrued.	**Notice requiring payment of calls** 37. If any Member fails to pay in full any call or instalment of a call on the day appointed for payment thereof, the Directors may at any time thereafter serve a notice on such Member requiring payment of so much of the call or instalment as is unpaid together with any interest and expenses which may have accrued.

Article No.	Existing Articles	Amended Articles
39.	**Forfeiture on non-compliance with notice** 39. If the requirement of any such notice as aforesaid are not complied with, any share in respect of which such notice has been given may at any time thereafter, before payment of all calls and interest and expenses due in respect thereof, be forfeited by a resolution of the Directors to that effect. Such forfeiture shall include all dividends declared in respect of the forfeited share and not actually paid before the forfeiture. The Directors may accept a surrender of any share liable to be forfeited hereunder.	**Forfeiture on non-compliance with notice** 39. If the requirement of any such notice as aforesaid are not complied with, any share in respect of which such notice has been given may at any time thereafter, before payment of all calls and interest and expenses due in respect thereof, be forfeited by a resolution of the Directors to that effect. Such forfeiture shall include all dividends declared in respect of the forfeited share and not actually paid before the forfeiture. The Directors may accept a surrender of any share liable to be forfeited hereunder.
44.	**Application of proceeds of such sale** 44. The net proceeds of sale whether of a share forfeited by the Company or of a share over which the Company has a lien, after payment of the costs of such sale shall be applied in or towards payment or satisfaction of the unpaid calls and accrued interest and expenses and the residue (if any) paid to the ~~Member entitled to the share at the time of sale~~ person whose shares have been forfeited, or his executors, administrators or assigns as he may direct.	**Application of proceeds of such sale** 44. The net proceeds of sale whether of a share forfeited by the Company or of a share over which the Company has a lien, after payment of the costs of such sale shall be applied in or towards payment or satisfaction of the unpaid calls and accrued interest and expenses and the residue (if any) paid to the person whose shares have been forfeited, or his executors, administrators or assigns as he may direct.

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Article No.	Existing Articles	Amended Articles
48.	**<u>Issue of new shares to members</u>** 48.(1) Subject to any direction to the contrary that may be given by the Company by Ordinary Resolution in General Meeting, any original shares or securities for the time being unissued and not allotted and any new shares or other convertible securities from time to time to be created shall before they are issued be offered to such persons as at the date of the offer are entitled to receive notices from the Company of General Meetings in proportion, as nearly as the circumstances admit, to the amount of the existing shares or securities to which they are entitled. The offer shall be made by notice specifying the number of shares or securities offered, and limiting a time within which the offer, if not accepted, will be deemed to be declined, and, after the expiration of that time, or on the receipt of an intimation from the person to whom the offer is made that he declines to accept the shares or securities offered, the Directors may dispose of those shares or securities in such manner as they think most beneficial to the Company. The Directors may likewise <u>al</u>so dispose of any new shares or securities which (by reason of the ratio which the new shares or securities bear to shares or securities held by persons entitled to an offer of new shares or securities) cannot, in the opinion of the Directors, be conveniently offered under this Article. (2) Notwithstanding paragraph (1) of this Article, the Company may apply to the ~~Stock~~ Exchange for waiver of Extraordinary General Meeting to obtain shareholders' approval for further issues of shares or securities (other than bonus or rights issues) where the aggregate issues of which in any one financial year do not exceed 10% of the issued capital.	**<u>Issue of new shares to members</u>** 48.(1) Subject to any direction to the contrary that may be given by the Company by Ordinary Resolution in General Meeting, any original shares or securities for the time being unissued and not allotted and any new shares or other convertible securities from time to time to be created shall before they are issued be offered to such persons as at the date of the offer are entitled to receive notices from the Company of General Meetings in proportion, as nearly as the circumstances admit, to the amount of the existing shares or securities to which they are entitled. The offer shall be made by notice specifying the number of shares or securities offered, and limiting a time within which the offer, if not accepted, will be deemed to be declined, and, after the expiration of that time, or on the receipt of an intimation from the person to whom the offer is made that he declines to accept the shares or securities offered, the Directors may dispose of those shares or securities in such manner as they think most beneficial to the Company. The Directors may likewise also dispose of any new shares or securities which (by reason of the ratio which the new shares or securities bear to shares or securities held by persons entitled to an offer of new shares or securities) cannot, in the opinion of the Directors, be conveniently offered under this Article. (2) Notwithstanding paragraph (1) of this Article, the Company may apply to the Exchange for waiver of Extraordinary General Meeting to obtain shareholders' approval for further issues of shares or securities (other than bonus or rights issues) where the aggregate issues of which in any one financial year do not exceed 10% of the issued capital.

Article No.	Existing Articles	Amended Articles
50 A.	**Share Buy Back** 50A.(1) Subject always to the compliance with the provisions of the Act and the requirements of the Act and the requirements of the Exchange ~~The Kuala Lumpur Stock Exchange~~ and all other applicable laws, rules, regulations and guidelines for the time being in force, the Company may, with the sanction of the Members in a general meeting, purchase its own shares upon and subject to such terms and conditions as the Directors may, in their discretion deem fit or necessary, provided that the total aggregate number of shares to be acquired does not exceed ten percent (10%) of the issued and paid-up share capital of the Company for the time being or cause the issued and paid-up share capital of the Company to fall below the prescribed minimum amount as may be determined from time to time by the Exchange ~~the Kuala Lumpur Stock Exchange~~ unless the prior approval of the Exchange ~~the Kuala Lumpur Stock Exchange~~ has been obtained. (3) Where the shares so purchased or any part thereof are retained as treasury shares, the Directors may at any time subject to the provisions of and in compliance with all applicable laws, rules, regulations and guidelines for the time being in force: (b) resell the treasury shares on the Exchange ~~the Kuala Lumpur Stock Exchange~~ in accordance with the relevant guidelines, rules and/or requirements of the Exchange ~~the Kuala Lumpur Stock Exchange~~; or (4) While the shares are held as treasury shares, the rights attached to such shares as to voting, dividends and participation in other distribution and otherwise shall be and are suspended and the treasury shares shall not be taken into account in calculating the number or percentage of shares or of a class of shares in the Company for any purposes including, without limiting the generality of Section 67A(3C) of the Act, the provisions of any law or requirements of these Articles ~~of Association of the Company~~ or the listing rules of the Exchange ~~the Kuala Lumpur Stock Exchange~~ on substantial shareholding, takeovers, notices, the requisitioning of meetings, the quorum for a meeting and the result of a vote on a resolution at a meeting.	**Share Buy Back** 50A.(1) Subject always to the compliance with the provisions of the Act and the requirements of the Act and the requirements of the Exchange and all other applicable laws, rules, regulations and guidelines for the time being in force, the Company may, with the sanction of the Members in a general meeting, purchase its own shares upon and subject to such terms and conditions as the Directors may, in their discretion deem fit or necessary, provided that the total aggregate number of shares to be acquired does not exceed ten percent (10%) of the issued and paid-up share capital of the Company for the time being or cause the issued and paid-up share capital of the Company to fall below the prescribed minimum amount as may be determined from time to time by the Exchange unless the prior approval of the Exchange has been obtained. (3) Where the shares so purchased or any part thereof are retained as treasury shares, the Directors may at any time subject to the provisions of and in compliance with all applicable laws, rules, regulations and guidelines for the time being in force: (b) resell the treasury shares on the Exchange in accordance with the relevant guidelines, rules and/or requirements of the Exchange; or (4) While the shares are held as treasury shares, the rights attached to such shares as to voting, dividends and participation in other distribution and otherwise shall be and are suspended and the treasury shares shall not be taken into account in calculating the number or percentage of shares or of a class of shares in the Company for any purposes including, without limiting the generality of Section 67A(3C) of the Act, the provisions of any law or requirements of these Articles or the listing rules of the Exchange on substantial shareholding, takeovers, notices, the requisitioning of meetings, the quorum for a meeting and the result of a vote on a resolution at a meeting.

Article No.	Existing Articles	Amended Articles
58.	**Calling Extraordinary General Meetings** 58. The Directors may, whenever they think fit, convene an Extraordinary General Meeting and Extraordinary General Meetings shall also be convened on such requisition or, in default, may be convened by such requisitionists, as provided by Section 144 of the Act. If at any time there are not within Malaysia~~the Territory~~ sufficient Directors capable of acting to form a quorum at a meeting of Directors, any Director may convene an Extraordinary General Meeting in the same manner as early as possible as that in which meetings may be convened by the Directors.	**Calling Extraordinary General Meetings** 58. The Directors may, whenever they think fit, convene an Extraordinary General Meeting and Extraordinary General Meetings shall also be convened on such requisition or, in default, may be convened by such requisitionists, as provided by Section 144 of the Act. If at any time there are not within Malaysia sufficient Directors capable of acting to form a quorum at a meeting of Directors, any Director may convene an Extraordinary General Meeting in the same manner as early as possible as that in which meetings may be convened by the Directors.
59.	**Notice of General Meeting** 59. Subject to the provisions of the Act as to Special Resolutions and special notice, at least fourteen days' notice in writing, or at least twenty-one days' notice in writing where any Special Resolution is to be proposed or where it is an Annual General Meeting (exclusive both of the day on which the notice is served or deemed to be served and of the day on which the meeting is to be held ~~for which the notice is given~~) of every General Meeting shall be given in the manner hereinafter mentioned to such persons (including the Auditors) as are under the provisions herein contained entitled to receive notice from the Company. ~~The Company shall by written request made in duplicate in the prescribed form, request the Central Depository at least 3 market days prior to and not including the date of the notice of the general meeting to prepare the Record of Depositors to whom notices of general meetings shall be given by the Company.~~ At least fourteen days' notice of such Meeting or at least twenty-one days' notice in the case where any Special Resolution is proposed or where it is an Annual General Meeting, shall be given by advertisement in at least one nationally circulated Bahasa Malaysia or English daily newspaper ~~in the daily press~~ and in writing to each ~~any Stock~~ stock e~~E~~xchange upon which the Company is ~~may be~~ listed. Provided that a General Meeting notwithstanding that it has been called by a shorter notice than that specified above shall be deemed to have been duly called if it is so agreed:	**Notice of General Meeting** 59. Subject to the provisions of the Act as to Special Resolutions and special notice, at least fourteen days' notice in writing, or at least twenty-one days' notice in writing where any Special Resolution is to be proposed or where it is an Annual General Meeting (exclusive both of the day on which the notice is served or deemed to be served and of the day on which the meeting is to be held) of every General Meeting shall be given in the manner hereinafter mentioned to such persons (including the Auditors) as are under the provisions herein contained entitled to receive notice from the Company. At least fourteen days' notice of such Meeting or at least twenty-one days' notice in the case where any Special Resolution is proposed or where it is an Annual General Meeting, shall be given by advertisement in at least one nationally circulated Bahasa Malaysia or English daily newspaper and in writing to each stock exchange upon which the Company is listed. Provided that a General Meeting notwithstanding that it has been called by a shorter notice than that specified above shall be deemed to have been duly called if it is so agreed:

Article No.	Existing Articles	Amended Articles
59A.	**Record of Depositors** 59A. ~~The Company shall inform the Central Depository of the dates of general meetings and shall in written request made in duplicate in the prescribed form, request the Central depository at least three (3) market days prior to and not including the date of the general meeting, to prepare the Record of Depositors. The General Meeting Record of Depositors shall be the final record of all depositors who shall be deemed to be the registered holders of ordinary shares of the Company eligible to be present and vote at such meetings. Subject to the Securities Industry (Central Depository) (Foreign Ownership) Regulations 1996 (where applicable), a Depositor shall not be regarded as a Member entitled to attend any General Meeting and to speak and vote thereat unless his name appears in the General Meeting Record of Depositors.~~ (1) The Company shall request the Depository in accordance with the Rules, to issue a Record of Depositors to whom notices of general meetings shall be given by the Company. (2) The Company shall also request the Depository in accordance with the Rules, to issue a Record of Depositors, as at the latest date which is reasonably practicable which shall in any event be not less than three market days before the general meeting (hereinafter referred to as "the General Meeting Record of Depositors"). The General Meeting Record of Depositors shall be the final record of all the Depositors who shall be deemed to be the registered holders of ordinary shares of the Company eligible to be present and vote at such meetings. (3) Subject to the Securities Industry (Central Depositories) (Foreign Ownership) Regulations 1996 (where applicable), a Depositor shall not be regarded as a Member entitled to attend any general meeting and to speak and vote thereat unless his name appears in the General Meeting Record of Depositors.	**Record of Depositors** 59A.(1) The Company shall request the Depository in accordance with the Rules, to issue a Record of Depositors to whom notices of general meetings shall be given by the Company. (2) The Company shall also request the Depository in accordance with the Rules, to issue a Record of Depositors, as at the latest date which is reasonably practicable which shall in any event be not less than three market days before the general meeting (hereinafter referred to as "the General Meeting Record of Depositors"). The General Meeting Record of Depositors shall be the final record of all the Depositors who shall be deemed to be the registered holders of ordinary shares of the Company eligible to be present and vote at such meetings. (3) Subject to the Securities Industry (Central Depositories) (Foreign Ownership) Regulations 1996 (where applicable), a Depositor shall not be regarded as a Member entitled to attend any general meeting and to speak and vote thereat unless his name appears in the General Meeting Record of Depositors.

Article No.	Existing Articles	Amended Articles
71.	**Chairman's casting vote** 71. In the case of equality of votes, whether on a show of hands or on a poll, the Chairman of the Meeting at which the show of hands takes place or at which the poll is demanded shall ~~not~~ be entitled to a casting vote.	**Chairman's casting vote** 71. In the case of equality of votes, whether on a show of hands or on a poll, the Chairman of the Meeting at which the show of hands takes place or at which the poll is demanded shall be entitled to a casting vote.
74. (A)	**Voting rights on members** 74.(A) Subject to these Articles and to any special rights or restrictions as to voting attached to any class of shares hereinafter issued on a show of hands every Member who is present at a General Meeting in person or by proxy or attorney or in the case of a corporation by a representative shall have one vote and on a poll every such Member shall have one vote for every share of which he is the holder.	**Voting rights of members** 74.(A) Subject to these Articles and to any special rights or restrictions as to voting attached to any class of shares hereinafter issued on a show of hands every Member who is present at a General Meeting in person or by proxy or attorney or in the case of a corporation by a representative shall have one vote and on a poll every such Member shall have one vote for every share of which he is the holder.
77.	**Rights to vote** 77. Subject to the provisions of these Articles and in particular, Article 59A, every Member shall be entitled to be present and to vote at any General Meeting either personally or by proxy or by attorney or in the case of a corporation by a representative and to be reckoned in a quorum in respect of ~~shares fully paid and in respect of fully paid shares where calls are not due and unpaid~~any share or shares upon which all calls due to the Company have been paid.	**Rights to vote** 77. Subject to the provisions of these Articles and in particular, Article 59A, every Member shall be entitled to be present and to vote at any General Meeting either personally or by proxy or by attorney or in the case of a corporation by a representative and to be reckoned in a quorum in respect of any share or shares upon which all calls due to the Company have been paid.
80A.	**Appointment of proxies** 80A. Where a member of the Company is an authorised nominee as defined under the ~~Securities Industry (~~Central Depositories Act~~)~~ ~~1991,~~ it may appoint at least one proxy in respect of each S~~s~~ecurities ~~Aaccount~~ it holds with ordinary shares of the Company standing to the credit of the said S~~s~~ecurities A~~a~~ccount.	**Appointment of proxies** 80A. Where a member of the Company is an authorised nominee as defined under the Central Depositories Act it may appoint at least one proxy in respect of each Securities Account it holds with ordinary shares of the Company standing to the credit of the said Securities Account.

Article No.	Existing Articles	Amended Articles
83.	**Form of proxies** 83. An instrument appointing a proxy shall be in the following form with such variations if any as circumstances may require or in such other form as the Directors may accept and shall be deemed to include the right to demand or join in demanding a poll: "I/We,......... of........ a Member/Members of the abovenamed Company hereby appoint ....of........... or whom failing.......... of............. as my/our proxy to vote for me/us and on my/our behalf at the (Annual, Extraordinary or Adjourned, as the case may be) General Meeting of the Company to be held on the .... day of...........20~~19~~................. and at every adjournment thereof. Signed this............ day of ....20~~19~~.....	**Form of proxies** 83. An instrument appointing a proxy shall be in the following form with such variations if any as circumstances may require or in such other form as the Directors may accept and shall be deemed to include the right to demand or join in demanding a poll: "I/We,......... of........ a Member/Members of the abovenamed Company hereby appoint ....of........... or whom failing.......... of............. as my/our proxy to vote for me/us and on my/our behalf at the (Annual, Extraordinary or Adjourned, as the case may be) General Meeting of the Company to be held on the .... day of...........20 .... and at every adjournment thereof. Signed this............ day of ....20......
87.	**Directors** 87. The Directors of the Company as at the date of ~~adoption of~~the most recent amendment to these Articles are Tan Sri Lim Kok Thay, Tun Mohammed Hanif bin Omar, Tan Sri Alwi Jantan, Mr Quah Chek Tin, Tan Sri Dato' Wan Sidek bin Hj Wan Abdul Rahman, Tan Sri Dr. Lin See Yan, Tan Sri Datuk Clifford Francis Herbert and General (R) Tan Sri Mohd Zahidi bin Hj Zainuddin.~~Tan Sri Lim Goh Tong, Tun Mohammed bin Omar, Dato' Lim Kok Thay, Tan Sri Alwi Jantan, Mr. Tan Wah Joo, Mr. Goh Sin Huat, Tan Sri Dato' Wan Sidek bin Hj Wan Abdul Rahman and Dato' Siew Nim Chee.~~	**Directors** 87. The Directors of the Company as at the date of the most recent amendment to these Articles are Tan Sri Lim Kok Thay, Tun Mohammed Hanif bin Omar, Tan Sri Alwi Jantan, Mr Quah Chek Tin, Tan Sri Dato' Wan Sidek bin Hj Wan Abdul Rahman, Tan Sri Dr. Lin See Yan, Tan Sri Datuk Clifford Francis Herbert and General (R) Tan Sri Mohd Zahidi bin Hj Zainuddin.

Article No.	Existing Articles	Amended Articles
92.	**Power of directors to hold office of profit and to contract with Company** 92. Other than the office of Auditor, a Director may hold any other office or place of profit under the Company and he or any firm of which he is a member may act in a professional capacity for the Company in conjunction with his office of Director for such period and on such terms (as to remuneration and otherwise) as the Directors may determine. No Director or intending Director shall be disqualified by his office from contracting or entering into any arrangement with the Company either as vendor, purchaser or otherwise nor shall such contract or arrangement or any contract or arrangement entered into by or on behalf of the Company in which any Director shall be in any way interested be avoided nor shall any Director so contracting or being so interested be liable to account to the Company for any profit realised by any such contract or arrangement by reason only of such Director holding that office or of the fiduciary relation thereby established but every Director shall observe the provision of Section 131 of the Act relating to the disclosure of the interest of the Directors in contracts or proposed contracts with the Company or of any office or property held by a Director which might create duties or interest in conflict with his duties or interests as a Director. No Director shall as a Director vote in respect of any contract, arrangement or transaction or proposed contract, arrangement or transaction in which he is so interested whether directly or indirectly as aforesaid and if he does so vote his vote shall not be counted but this prohibition as to voting shall not apply to any contract by or on behalf of the Company to give to the Directors or any of them any security by way of any lawful indemnity or to any allotment of shares in or debentures of the Company to any Director, or to any contract, arrangement or transaction or proposed contract, arrangement or transaction where the Director is interested merely as a shareholder or a director of another company or both.	**Power of directors to hold office of profit and to contract with Company** 92. Other than the office of Auditor, a Director may hold any other office or place of profit under the Company and he or any firm of which he is a member may act in a professional capacity for the Company in conjunction with his office of Director for such period and on such terms (as to remuneration and otherwise) as the Directors may determine. No Director or intending Director shall be disqualified by his office from contracting or entering into any arrangement with the Company either as vendor, purchaser or otherwise nor shall such contract or arrangement or any contract or arrangement entered into by or on behalf of the Company in which any Director shall be in any way interested be avoided nor shall any Director so contracting or being so interested be liable to account to the Company for any profit realised by any such contract or arrangement by reason only of such Director holding that office or of the fiduciary relation thereby established but every Director shall observe the provision of Section 131 of the Act relating to the disclosure of the interest of the Directors in contracts or proposed contracts with the Company or of any office or property held by a Director which might create duties or interest in conflict with his duties or interests as a Director. No Director shall as a Director vote in respect of any contract, arrangement or transaction or proposed contract, arrangement or transaction in which he is so interested whether directly or indirectly as aforesaid and if he does so vote his vote shall not be counted but this prohibition as to voting shall not apply to any contract by or on behalf of the Company to give to the Directors or any of them any security by way of any lawful indemnity or to any allotment of shares in or debentures of the Company to any Director, or to any contract, arrangement or transaction or proposed contract, arrangement or transaction where the Director is interested merely as a shareholder or a director of another company or both.

Article No.	Existing Articles	Amended Articles
98.	**<u>Vacation of office of Director</u>** 98. The office of a Director shall be vacated in any one of the following events namely: (e) if he ~~be found lunatic or~~ becomes of unsound mind <u>during his term of office;</u> (<u>f</u>~~g~~) ~~if he is absent for more than 50% of the total Board of Directors' meetings held during a financial year without reasonable cause subject to the approval of the Kuala Lumpur Stock Exchange or if he be absent from meetings of the Directors for a continuous period of six months without leave from the Directors and the Directors resolve that his office be vacated.~~if he be removed by the Company in General Meeting pursuant to these Articles; or (g) <u>if he becomes bankrupt during his term of office.</u>	**<u>Vacation of office of Director</u>** 98. The office of a Director shall be vacated in any one of the following events namely: (e) if he becomes of unsound mind during his term of office; (f) if he be removed by the Company in General Meeting pursuant to these Articles; or (g) if he becomes bankrupt during his term of office.
102.	**<u>Notice of intention to appoint Director</u>** 102. No person other than a Director retiring at the Meeting shall unless recommended by the Directors for ~~appointment~~ <u>election</u> be eligible for election as a Director at any General Meeting unless not less than eleven clear days before the day appointed for the Meeting there shall have been left at the Office notice in writing signed by some Member duly qualified to attend and vote at the Meeting for which such notice is given of his intention to propose such person for election and also notice in writing duly signed by the nominee giving his consent to the nomination and signifying his candidature for the office or the intention of such Member to propose him. Provided that in the case of a person recommended by the Directors for election nine clear days' notice only shall be necessary and notice of each and every candidate for election shall be served on all Members at least seven clear days prior to the Meeting at which the election is to take place.	**<u>Notice of intention to appoint Director</u>** 102. No person other than a Director retiring at the Meeting shall unless recommended by the Directors for election be eligible for election as a Director at any General Meeting unless not less than eleven clear days before the day appointed for the Meeting there shall have been left at the Office notice in writing signed by some Member duly qualified to attend and vote at the Meeting for which such notice is given of his intention to propose such person for election and also notice in writing duly signed by the nominee giving his consent to the nomination and signifying his candidature for the office or the intention of such Member to propose him. Provided that in the case of a person recommended by the Directors for election nine clear days' notice only shall be necessary and notice of each and every candidate for election shall be served on all Members at least seven clear days prior to the Meeting at which the election is to take place.

Article No.	Existing Articles	Amended Articles
105. (2)	**Alternate Directors** (2) An Alternate Director shall (subject to his giving to the Company an address in Malaysia ~~the Territory~~) be entitled to receive notices of all meetings of the Directors and to attend and vote at such meetings at which the Director appointing him is not personally present and generally to perform all functions of his appointor as a Director in his absence.	**Alternate Directors** (2) An Alternate Director shall (subject to his giving to the Company an address in Malaysia) be entitled to receive notices of all meetings of the Directors and to attend and vote at such meetings at which the Director appointing him is not personally present and generally to perform all functions of his appointor as a Director in his absence.
106.	**Form of appointment of Alternate Director** 106. Any appointment of an alternate for a Director shall be made in the following form, or as near thereto as circumstances will admit:- I, the undersigned, a Director of ....hereby appoint .... of .... to act as Alternate Director of the said Company in my place but this appointment is to have effect only where necessary upon the same being approved by a majority of the other Directors of the Company or their alternates or substitutes. Dated this .... day .... 20~~10~~ ...	**Form of appointment of Alternate Director** 106. Any appointment of an alternate for a Director shall be made in the following form, or as near thereto as circumstances will admit:- I, the undersigned, a Director of ....hereby appoint .... of .... to act as Alternate Director of the said Company in my place but this appointment is to have effect only where necessary upon the same being approved by a majority of the other Directors of the Company or their alternates or substitutes. Dated this .... day .... 20 ....
108. (1) (a)	**Meeting of Directors** (1) (a) The Directors may meet together for the despatch of business adjourn or otherwise regulate their meetings as they think fit. Subject to the provisions of these Articles, questions arising at any meeting shall be determined by a majority of votes and in case of an equality of votes the Chairman of the meeting shall have a second or casting vote except when only two Directors are present and form a quorum or at which only two Directors are competent to vote ~~in~~ on the question at issue, in which event the Chairman shall not have a casting vote and the question arising at the meeting shall be deemed to have been lost or not carried.	**Meeting of Directors** (1) (a) The Directors may meet together for the despatch of business adjourn or otherwise regulate their meetings as they think fit. Subject to the provisions of these Articles, questions arising at any meeting shall be determined by a majority of votes and in case of an equality of votes the Chairman of the meeting shall have a second or casting vote except when only two Directors are present and form a quorum or at which only two Directors are competent to vote on the question at issue, in which event the Chairman shall not have a casting vote and the question arising at the meeting shall be deemed to have been lost or not carried.

Article No.	Existing Articles	Amended Articles
111.	**Proceedings in case of vacancies** 111. The continuing Directors may act notwithstanding any vacancies but if and so long as the number of Directors is reduced below the minimum number fixed by or in accordance with these Articles the continuing Directors or Director may act for the purpose of filling up such vacancies or of summoning General Meetings of the Company but not, except in an emergency, for any other purpose. If there be no Directors or Director able or willing to act, then any two Members may summon a General Meeting for the purpose of appointing Directors.	**Proceedings in case of vacancies** 111. The continuing Directors may act notwithstanding any vacancies but if and so long as the number of Directors is reduced below the minimum number fixed by or in accordance with these Articles the continuing Directors or Director may act for the purpose of filling up such vacancies or of summoning General Meetings of the Company but not, except in an emergency, for any other purpose. If there be no Directors or Director able or willing to act, then any two Members may summon a General Meeting for the purpose of appointing Directors.
117.	**General Power of Directors to manage Company's business** 117. The management of the business of the Company shall be vested in the Directors who (in addition to the powers and authorities by these Articles or otherwise expressly conferred upon them) may exercise all such powers and do all such acts and things as may be exercised or done by the Company and are not hereby or by the Act expressly directed or required to be exercised or done by the Company in General Meeting but subject nevertheless to the provisions of the Act and of these Articles and to any regulations from time to time made by the Company in General Meeting provided that no regulations so made shall invalidate any prior act of the Directors which would have been valid if such regulation had not been made and in particular and without prejudice to the generality of the foregoing the Directors may at their discretion exercise every borrowing power vested in the Company by its Memorandum of Association or permitted by law together with collateral power of hypothecating the assets of the Company including any uncalled or called but unpaid capital, provided that, subject to the Act, any sale or disposal by the Directors of a substantial portion of the Company's main undertaking shall be subject to approval or ratification by the Members in General Meeting.	**General Power of Directors to manage Company's business** 117. The management of the business of the Company shall be vested in the Directors who (in addition to the powers and authorities by these Articles or otherwise expressly conferred upon them) may exercise all such powers and do all such acts and things as may be exercised or done by the Company and are not hereby or by the Act expressly directed or required to be exercised or done by the Company in General Meeting but subject nevertheless to the provisions of the Act and of these Articles and to any regulations from time to time made by the Company in General Meeting provided that no regulations so made shall invalidate any prior act of the Directors which would have been valid if such regulation had not been made and in particular and without prejudice to the generality of the foregoing the Directors may at their discretion exercise every borrowing power vested in the Company by its Memorandum of Association or permitted by law together with collateral power of hypothecating the assets of the Company including any uncalled or called but unpaid capital, provided that, subject to the Act, any sale or disposal by the Directors of a substantial portion of the Company's main undertaking shall be subject to approval or ratification by the Members in General Meeting.

Article No.	Existing Articles	Amended Articles
118.	**Power to establish local boards** 118. The Directors may establish any local boards or agencies for managing any affairs of the Company either in Malaysia~~the Territory~~ or elsewhere and may appoint any persons to be members of such local boards or any managers or agents, and may fix their remuneration, and may delegate to any local board, manager or agent any of the powers, authorise and discretions vested in the Directors, with power to subdelegate, and may authorise the members of any local board or any of them to fill any vacancies therein and to act notwithstanding vacancies, and any such appointment or delegation may be made upon such terms and subject to such conditions as the Directors may think fit and the Directors may remove any person so appointed, and may annul or vary any such delegation but no person acting in good faith and without notice of any such annulment or variation shall be affected thereby.	**Power to establish local boards** 118. The Directors may establish any local boards or agencies for managing any affairs of the Company either in Malaysia or elsewhere and may appoint any persons to be members of such local boards or any managers or agents, and may fix their remuneration, and may delegate to any local board, manager or agent any of the powers, authorise and discretions vested in the Directors, with power to subdelegate, and may authorise the members of any local board or any of them to fill any vacancies therein and to act notwithstanding vacancies, and any such appointment or delegation may be made upon such terms and subject to such conditions as the Directors may think fit and the Directors may remove any person so appointed, and may annul or vary any such delegation but no person acting in good faith and without notice of any such annulment or variation shall be affected thereby.
122.	**Directors' borrowing power** 122. The Directors may exercise all the powers of the Company to borrow or raise money from time to time for the Company or secure the payment of such sums as they think fit and may secure the repayment or payment of such sums by~~, and to~~ mortgage or charge upon all or any part of the~~ its~~ undertaking, property or assets of the Company (both present and future including its~~ and~~ uncalled capital for the time being~~, or any part thereto, and to~~ or by the issue of bonds, notes, debentures, debenture stock and other securities (whether at par or at a discount or premium)~~ whether outright or as security for any debt, liability or obligation of the Company or of its related Companies only~~ or otherwise as they may think fit.	**Directors' borrowing power** 122. The Directors may exercise all the powers of the Company to borrow or raise money from time to time for the Company or secure the payment of such sums as they think fit and may secure the repayment or payment of such sums by mortgage or charge upon all or any part of the undertaking, property or assets of the Company (both present and future) including its uncalled capital for the time being or by the issue of bonds, notes, debentures, debenture stock and other securities (whether at par or at a discount or premium) or otherwise as they may think fit.

Article No.	Existing Articles	Amended Articles
148.	**Presentation of accounts** 148. In accordance with the provisions of the Act and any extension of time allowed by the Registrar of Companies and any ~~Stock~~ ~~E~~stock exchange upon which the Company is listed, the Directors shall cause to be prepared and to be laid before the Company in General Meeting such profit and loss accounts, balance sheets, group accounts (if any) and reports as may be necessary. Whenever so required, the interval between the close of a financial year of the Company and the issue of annual audited accounts, the Directors' and Auditors' Reports for purposes of filing with the ~~Stock E~~stock exchange on which the Company is listed shall not exceed four months.	**Presentation of accounts** 148. In accordance with the provisions of the Act and any extension of time allowed by the Registrar of Companies and any stock exchange upon which the Company is listed, the Directors shall cause to be prepared and to be laid before the Company in General Meeting such profit and loss accounts, balance sheets, group accounts (if any) and reports as may be necessary. Whenever so required, the interval between the close of a financial year of the Company and the issue of annual audited accounts, the Directors' and Auditors' Reports for purposes of filing with the stock exchange on which the Company is listed shall not exceed four months.
150.	**Accounts to ~~S~~stock ~~E~~exchange** 150. The requisite number of copies of each such document as is referred to in the preceding Article shall be forwarded to the ~~S~~stock ~~E~~exchange~~s~~ upon which the Company may be listed at the same time as such documents are sent to the Members.	**Accounts to stock exchange** 150. The requisite number of copies of each such document as is referred to in the preceding Article shall be forwarded to the stock exchange upon which the Company may be listed at the same time as such documents are sent to the Members.
~~167.~~	~~**Amendment of Articles**~~ ~~167. The Company may by Special Resolution amend the whole or any part of these Articles subject to the prior written approval being obtained from every Stock Exchange on which the Company's shares are listed.~~	**[deleted]**
16~~7~~8. (7)	**Effect of the Listing Requirements** 16~~7~~8. (7) For the purpose of this Article, unless the context otherwise requires, "Listing Requirements" means the Listing Requirements ~~of Kuala Lumpur Stock Exchange~~ of Bursa Malaysia Securities Berhad including any amendments to the Listing Requirements that may be made from time to time.	**Effect of the Listing Requirements** 167. (7) For the purpose of this Article, unless the context otherwise requires, "Listing Requirements" means the Listing Requirements of Bursa Malaysia Securities Berhad including any amendments to the Listing Requirements that may be made from time to time.

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RESORTS WORLD BHD



RESORTS WORLD BHD (58019-U)

ANNUAL REPORT 2007

RESORTS WORLD BHD

To be the leading Leisure, Hospitality and Entertainment Corporation in the world.

OUR MISSION

We will:

1. Be responsive to the changing demands of our customers and excel in providing quality products and services.

2. Be committed to innovation and the adoption of new technology to achieve competitive advantage.

3. Generate a fair return to our shareholders.

4. Pursue personnel policies which recognise and reward performance and contributions of employees and provide proper training, development and opportunities for career advancement.

5. Be a responsible corporate citizen, committed to enhancing corporate governance and transparency.

CONTENTS









RESORTS WORLD BHD

www.resortsworld.com
www.genting.com.my

Resorts World Bhd ("Resorts World") is one of the world's leading leisure and hospitality corporations with strong and stable financial profile.

Resorts World is a member company of the Genting Group, one of Asia's leading and best managed multinationals. The Genting Group is the collective name for Genting Berhad and its subsidiaries and associates.

The crown jewel is Genting Highlands Resort, which was voted the World's Leading Casino Resort *(2005 and 2007)* and Asia's Leading Casino Resort for three successive years *(2005 - 2007)* by World Travel Awards. The Resort offers six hotels with 10,000 rooms, over 50 fun rides & attractions, 170 dining and shopping outlets, mega shows, international business convention facilities and endless entertainment - all in one location. The Guinness World Records and Ripley's Believe It or Not acknowledged First World Hotel as the world's largest hotel with 6,118 rooms. At 2,000 metres (6,000 feet) above sea level, Genting Highlands Resort enjoys fresh cool climate all year round and splendid view of its surrounding mountains.

In addition, Resorts World owns and operates the Awana hotel chain, comprising three beautifully designed hotels in Malaysia – Awana Genting Highlands Golf & Country Resort, Awana Kijal Golf, Beach & Spa Resort, Terengganu and Awana Porto Malai, Langkawi.

T R I B U T E



Our Beloved Founder
One of Asia's greatest entrepreneurs
A man of great vision and integrity
Who persevered and conquered all odds
And achieved dreams seemingly impossible.

A good husband, father and friend to all
Few hearts are like his, of humility and warmth
A man who led by example
Whose actions spoke louder than words
Who gave his all to this nation.

TAN SRI (DR.) LIM GOH TONG

28 February 1918 23 October 2007

The story of Lim Goh Tong, founder of the Genting Group, is a unique, inspiring Malaysian success story. He arrived in Malaysia in 1937 as a penniless young man without any tertiary education and went on to create the Genting Group – one of Asia's leading conglomerates.

He was often named amongst the world's most successful Asian entrepreneurs. To many, he was the legend who at the age of 47, embarked on a vision of turning a remote mountain into today's highly successful Genting Highlands Resort – Malaysia's premier tourist destination.

His life story and values are an inspiration to all. He dared to dream dreams and had the courage and conviction to turn them into reality. He did not study beyond primary school, yet was fearless in turning life's challenges into opportunities. His distinct entrepreneurial style blended street savvy with well-timed risk-taking and relentless hands-on management. He had a huge appetite for work, vacation was not in his vocabulary. But above all, he was extremely humble, often addressing himself as a simple traditional Chinese businessman.

Lim was born in 1918 in Anxi in China's southern Fujian province. He was the fifth child and second son of a vegetable-seed trader. When his father died, 16-year-old Lim left school and took over the trading business, hawking his goods along country roads.

Determined to support his mother and siblings financially, at 19 he ventured to work in Malaya. Starting as a carpenter, he went on to trade in used equipment and machinery, investing profits earned into small-scale mining ventures and plantations. Eventually, he established his own construction company called 'Kien Huat' and through dedication and hard work became a successful Class A contractor, completing many major public infrastructure projects.

After Malaysia's independence, he was awarded the contract to build the country's first dam – the RM12 million Ayer Itam Dam in Penang. His other major projects included the RM5.2 million Sultan Yahya Petra Bridge in Kota Bharu, the RM20 million Hydroelectric Power Project in Cameron Highlands and the RM54 million Kemubu Irrigation Scheme.

In 1964, while working in Cameron Highlands, he was inspired to build a highland resort for everyone to enjoy the cool mountain air. He identified Gunung Ulu Kali, a 1,800-metre high mountain plateau overlooking the country's capital, Kuala Lumpur, straddling the border between the states of Selangor and Pahang.

Many regarded this vision as an impossible dream, especially at a time when he could afford to retire comfortably. "The Genting project fitted my idea of an ideal business: Nobody else was interested in it," Lim wrote in his autobiography. Undeterred, he ploughed all his savings into turning his dream resort into reality. His humility, determination and proven track record as a contractor won the confidence of the authorities who approved his application to acquire and develop 6,000 hectares of land for the project.

On 8 August 1965, he began constructing the access road to the summit of Mount Ulu Kali through the dense tropical rainforest and rugged mountainous terrain. He devoted all his time, money and resources, even risking his life several times to complete this crucial access road within three years, instead of the original six-year target.

On 31 March 1969, when the foundation stone for the first hotel was laid, Malaysia's first Prime Minister Tunku Abdul Rahman Putra said the Government would consider a casino licence to further develop tourism in this remote area. On 28 April 1969, Malaysia granted its first and only casino licence to Genting.

On 8 May 1971, Genting Highlands Resort opened for business and became a great success story. Today, it is Malaysia's premier integrated resort and tourist destination attracting 19.6 million visitors in 2007. A vibrant 'City of Entertainment' – it offers six hotels (including the world's largest hotel) with ten thousand rooms, exhilarating fun rides, superb dining and shopping experiences, mega shows and international convention facilities.

From the humble beginnings of a 38-room hotel, Lim developed his Genting Group into a global empire spanning resorts, cruise ships, plantations, power generation and oil and gas exploration and production. The Genting Group is now known as one of Asia's leading and best-managed conglomerates. In the US, Lim bankrolled the Mashantucket Pequot Tribe in Connecticut to create one of the world's largest casino complexes, Foxwoods Resort Casino.

Lim retired on 31 December 2003 at age 85, handing over the reigns to his second son Kok Thay. After retiring, Lim spent most of his time at a villa he built in Gohtong Jaya, a township at the foothills of his beloved Genting Highlands.

A well-known philanthropist, he gave generously to the community through the Genting Group and Yayasan Lim, a family foundation established in 1978. He built the Chin Swee temple to honour the deity who inspired him to complete the access road to the peak of Mount Ulu Kali. For his contributions to the national economy and society, he was bestowed the title of "Tan Sri" by HM the Yang di-Pertuan Agong in 1979 and an Honorary Doctorate of Entrepreneurship from University of Tunku Abdul Rahman in 2005.

Tan Sri (Dr.) Lim married Puan Sri Lee Kim Hua in 1944. They were blessed with six children (three sons and three daughters) and 19 grandchildren.

He passed away peacefully on 23 October 2007 and was laid to rest on 29 October 2007, after a week-long wake attended by his beloved family, friends, associates and dignitaries from all over the world.

His honesty, humility and wisdom will be deeply missed. His remarkable legacy lives on.

HIS INSPIRING LEGACY LIVES ON...



bringing you the **best** in...

accommodation ○ dining pleasure ○ theme parks & attractions ○ gaming experience
international shows ○ meetings & conventions ○ spa & relaxation ○ leisure cruising



GENTING PREMIER BRANDS

GENTING

RESORTS WORLD BHD

GENTING
City of Entertainment

CLUB ELITE
GENTING

MAXIMS
GENTING

VIP
GENTING

CLUBS, SUITES, PENTHOUSE AND RESIDENCES
GENTING HIGHLANDS RESORT
MALAYSIA

GENTING INTERNATIONAL P.L.C.

Genting International
RESORTS & CASINOS

THE PALM BEACH

CASINO CLUBS
LONDON
UNITED KINGDOM

2007

15 January
Announcement of the Proposed Share Split involving the subdivision of each of the Company's existing ordinary shares of RM0.50 each into 5 ordinary shares of RM0.10 each ("Proposed Share Split") and the Proposed Amendments to the Memorandum and Articles of Association of the Company ("Proposed Amendments to the M&A").

27 February
Notice to Shareholders of the Extraordinary General Meeting ("EGM") in relation to the Proposed Share Split and Proposed Amendments to the M&A.

28 February
Announcement of the Consolidated Results of the Group for the fourth quarter and the Audited Results for the financial year ended 31 December 2006.

21 March
EGM in respect of the Proposed Share Split and Proposed Amendments to the M&A.

30 March
Announcement of the Entitlement Date for the Proposed Share Split.

16 April
Listing of and quotation for the ordinary shares of RM0.10 each in the Company on the Main Board of Bursa Malaysia Securities Berhad.

24 April
Announcement of the following:
(a) Entitlement Date for the Proposed Final Dividend in respect of the financial year ended 31 December 2006.
(b) Twenty-Seventh Annual General Meeting.
(c) Proposed Renewal of Mandate for the Proposed Share Buy-Back.

24 May
Announcement of the Consolidated Unaudited Results of the Group for the first quarter ended 31 March 2007.

30 May
Notice to Shareholders of the Twenty-Seventh Annual General Meeting.

21 June
Twenty-Seventh Annual General Meeting.

13 July
Announcement of the Proposed Disposal of 1.01 billion ordinary shares in Star Cruises Limited ("Proposed Disposal of SCL Shares").

30 July
Announcement of the completion of the Proposed Disposal of SCL Shares.

23 August
Announcement of the following:
(a) Consolidated Unaudited Results of the Group for the second quarter ended 30 June 2007.
(b) Entitlement Date for the Interim Dividend in respect of the half year ended 30 June 2007.

23 October
Demise of the Founder and Honorary Life Chairman of Genting Berhad, the late Tan Sri (Dr.) Lim Goh Tong.

19 November
Announcement of the resignation of Tan Sri Lim Kok Thay as member of the Audit Committee of the Company.

22 November
Announcement of the Consolidated Unaudited Results of the Group for the third quarter ended 30 September 2007.

28 December
Announcement of the Proposed Non-Renounceable Offer for Sale by Resorts World Limited, an indirect wholly-owned subsidiary of the Company of its entire equity interest in Genting International Public Limited Company to the shareholders of the Company ("Proposed GIPLC Offer for Sale").

2008

28 February
Announcement of the following:
(a) Consolidated Results of the Group for the fourth quarter and the Audited Results for the financial year ended 31 December 2007.
(b) Book Closure Date in respect of the Proposed GIPLC Offer for Sale.
(c) Offer Price in respect of the Proposed GIPLC Offer for Sale.

23 April
Announcement of the results of acceptance/excess application and basis of allocation for excess application in respect of the Proposed GIPLC Offer for Sale.

2 May
Announcement of the following:
(a) Proposed Renewal of the Authority for the Company to purchase its own shares and Proposed Exemption under Practice Note 2.9.10 of the Malaysian Code on Take-Overs and Mergers, 1998.
(b) Completion of the Proposed GIPLC Offer for Sale on 30 April 2008.

21 May
Announcement of the following:
(a) Entitlement Date for the Proposed Final Dividend in respect of the financial year ended 31 December 2007.
(b) Twenty-Eighth Annual General Meeting.
(c) Proposed Amendments to the Articles of Association of the Company.

DIVIDENDS		Announcement	Entitlement Date	Payment
2006	Final - 3.0 sen less tax per ordinary share of 10 sen each	28 February 2007	27 June 2007	19 July 2007
2007	Interim - 2.88 sen less tax per ordinary share of 10 sen each	23 August 2007	28 September 2007	22 October 2007
2007	Proposed Final - 3.6 sen less tax per ordinary share of 10 sen each	28 February 2008	30 June 2008	18 July 2008*

* *Upon approval of Shareholders at the Twenty-Eighth Annual General Meeting*

CORPORATE INFORMATION

BOARD OF DIRECTORS

Tan Sri Lim Kok Thay	Chairman & Chief Executive
Tun Mohammed Hanif bin Omar	Deputy Chairman
Tan Sri Alwi Jantan	Executive Director
Mr Quah Chek Tin	Non-Independent Non-Executive Director
Tan Sri Wan Sidek bin Hj Wan Abdul Rahman	Independent Non-Executive Director
Tan Sri Dr. Lin See Yan	Independent Non-Executive Director
Tan Sri Clifford Francis Herbert	Independent Non-Executive Director
General (R) Tan Sri Mohd Zahidi bin Hj Zainuddin	Independent Non-Executive Director

AUDIT COMMITTEE

Tan Sri Clifford Francis Herbert
Chairman/Independent Non-Executive Director

Tan Sri Wan Sidek bin Hj Wan Abdul Rahman
Member/Independent Non-Executive Director

Tan Sri Dr. Lin See Yan
Member/Independent Non-Executive Director

Mr Quah Chek Tin
Member/Non-Independent Non-Executive Director

NOMINATION COMMITTEE

Tan Sri Wan Sidek bin Hj Wan Abdul Rahman
Chairman/Independent Non-Executive Director

Tan Sri Clifford Francis Herbert
Member/Independent Non-Executive Director

Tan Sri Dr. Lin See Yan
Member/Independent Non-Executive Director

REMUNERATION COMMITTEE

Tan Sri Wan Sidek bin Hj Wan Abdul Rahman
Chairman/ Independent Non-Executive Director

Tan Sri Clifford Francis Herbert
Member/Independent Non-Executive Director

Tan Sri Dr. Lin See Yan
Member/Independent Non-Executive Director

Tan Sri Lim Kok Thay
Member/Chairman & Chief Executive

SECRETARY

Ms Loh Bee Hong

PRINCIPAL EXECUTIVE OFFICERS

Tan Sri Lim Kok Thay
Chairman & Chief Executive

Tun Mohammed Hanif bin Omar
Deputy Chairman

Tan Sri Alwi Jantan
Executive Director

Mr Lee Choong Yan
President

Mr Thuy Tuong Trinh
Chief Operating Officer

Mr Alan Teo Kwong Chia
Executive Vice President - Resorts Operations

Ms Koh Poy Yong
Senior Vice President - Finance

Mr Jeffrey Teoh Kak Siew
Senior Vice President - Casino Marketing, Promotions & Entertainment

Mr Leow Beng Hooi
Senior Vice President - Casino Marketing

Mr Lim Eng Ming
Senior Vice President - Casino & Security Operations

Mr Kevin Sim Kia Ju
Senior Vice President - Casino Operations

Mr Wong Yun On
Senior Vice President - Hotel Operations

Mr Paul Chan Meng Yeong
Senior Vice President - Sales & Marketing

Mr Charles Chow Chon Jin
Senior Vice President - Human Resources

Dato' Anthony Yeo Keat Seong
Senior Vice President - Public Relations & Communications

RESORTS WORLD BHD

A public limited liability company
Incorporated and domiciled in Malaysia
Company no. 58019-U

REGISTERED OFFICE

24th Floor, Wisma Genting, Jalan Sultan Ismail, 50250 Kuala Lumpur
Tel : +603 2178 2288/2333 2288
Fax : +603 2161 5304
E-mail: rwbinfo@genting.com

REGISTRARS

Genting Management and Consultancy Services Sdn Bhd
24th Floor, Wisma Genting, Jalan Sultan Ismail, 50250 Kuala Lumpur
Tel : +603 2178 2266/2333 2266
Fax : +603 2161 5304

STOCK EXCHANGE LISTING

Main Board of Bursa Malaysia Securities Berhad
(Listed on 22 December 1989)

AUDITORS

PricewaterhouseCoopers (Chartered Accountants)

INTERNET HOMEPAGE

www.resortsworld.com
www.genting.com.my



TAN SRI LIM KOK THAY
Chairman and Chief Executive

Tan Sri Lim Kok Thay (Malaysian, aged 56), appointed on 17 October 1988, is the Chairman and Chief Executive. He holds a Bachelor of Science Degree in Civil Engineering from the University of London. He attended the advanced management programme of Harvard Business School, Harvard University in 1979. He is also the Chairman and Chief Executive of Genting Berhad, the Chief Executive and a Director of Asiatic Development Berhad, the Executive Chairman of Genting International P.L.C. and the Chairman of Genting Stanley plc.

In addition, he sits on the Boards of other Malaysian and foreign companies. He joined the Genting Group in 1976 and has since served in various positions within the Group. He also sits on the Board of trustees of several charitable organisations in Malaysia.

Tan Sri Lim holds 1,660,000 ordinary shares and has a share option to subscribe for 2,340,000 ordinary shares in the Company.

Tan Sri Lim is the Chairman and Chief Executive Officer of Star Cruises Limited ("Star Cruises"), a company listed on The Stock Exchange of Hong Kong Limited. He also has an interest in the securities of Star Cruises. The Star Cruises group engages in cruise and cruise related businesses. As the cruise industry forms a segment of the leisure industry, there may be indirect competition between the Company and Star Cruises.



TUN MOHAMMED HANIF BIN OMAR
Deputy Chairman

Tun Mohammed Hanif bin Omar (Malaysian, aged 69), appointed on 23 February 1994, is the Deputy Chairman. He was Inspector-General of The Royal Malaysian Police for 20 distinguished years before retiring in January 1994 having joined as an officer in 1959. He holds a Bachelor of Arts Degree from the University of Malaya, Singapore, Bachelor of Law (Honours) Degree from Buckingham University and the Certificate of Legal Practice (Honours) from the Legal Qualifying Board.

He is also the Deputy Chairman of Genting Berhad and the Chairman of General Corporation Berhad and sits on the Board of AMMB Holdings Berhad, AmBank (M) Berhad, AmIslamic Bank Berhad, AMFB Holdings Berhad and AmInvestment Bank Berhad.

He has received numerous honorary awards by Malaysia, Indonesia, Thailand, Singapore, Brunei and the Philippines for his invaluable contribution towards the region's security. In 1993, he became the only serving public servant to be awarded non-ex-officio Malaysia's highest non-royal award which carries the titleship of 'Tun'.

Tun Mohammed Hanif was a member of the Royal Commission for the Enhancements of the Operations and Management of The Royal Malaysian Police. He is the President of the Malaysian Institute of Management (MIM) and the Malaysian Branch of the Royal Asiatic Society (MBRAS), Member of the Malaysian Equine Council and a Council Member of the Malaysian Crime Prevention Foundation. In addition, he is the Chairman of the Tun Razak Trust Foundation and a Trustee of the Malaysian Liver Foundation.

Tun Mohammed Hanif holds 5,000 ordinary shares and has a share option to subscribe for 2,185,000 ordinary shares in the Company.



TAN SRI ALWI JANTAN
Executive Director

Tan Sri Alwi Jantan (Malaysian, aged 73), appointed on 10 August 1990, is an Executive Director. A graduate of the University of Malaya with Bachelor of Arts (Honours) Degree, he had a distinguished career in the public service. Prior to joining the Company, he was the Director General of Public Service Malaysia. He holds directorships in other companies within the Resorts World Group, which include three public companies, Genting Golf Course Bhd, Genting Highlands Berhad and Awana Vacation Resorts Development Berhad. In addition, he sits on the Board of UOA Asset Management Sdn Bhd, the manager of the public-listed UOA Real Estate Investment Trust and also on the Boards of public-listed Guinness Anchor Berhad and Hiap Teck Venture Bhd.

Tan Sri Alwi holds 540,000 ordinary shares in the Company and has a share option to subscribe for 1,555,000 ordinary shares in the Company.



MR QUAH CHEK TIN
Non-Independent Non-Executive Director

Mr Quah Chek Tin (Malaysian, aged 56), appointed on 15 January 2003 and was redesignated as a Non-Independent Non-Executive Director following his retirement on 8 October 2006. He began his career with Coopers & Lybrand, London before returning to Malaysia. He joined the Genting Group in 1979 and has served in various positions within the Group. He was an Executive Director and the Chief Operating Officer of the Company as well as an Executive Director of Genting Berhad prior to his retirement. He holds a Bachelor of Science (Honours) Degree in Economics from the London School of Economics and Political Science and is a Fellow of the Institute of Chartered Accountants in England and Wales and a member of the Malaysian Institute of Accountants.

In addition, he sits on the Boards of Genting Berhad, Asiatic Development Berhad and Paramount Corporation Berhad.

Mr Quah holds 5,000 ordinary shares in the Company.



TAN SRI WAN SIDEK BIN HJ WAN ABDUL RAHMAN
Independent Non-Executive Director

Tan Sri Wan Sidek bin Hj Wan Abdul Rahman (Malaysian, aged 72), appointed on 28 August 1997, is an Independent Non-Executive Director. Tan Sri Wan Sidek holds a Bachelor of Arts (Honours) Degree in Economics from the University of Malaya. He has vast experience in the civil service where he held several senior posts such as Federal Secretary, Sarawak (1970 – 1974), State Secretary, Pahang (1974 – 1978), Secretary General of the Ministry of Science, Technology & Environment (1981 - 1982), Secretary General of the Ministry of Information (1982 - 1986), Deputy Secretary General in the Prime Minister's Department (1986 - 1988) and Secretary General of the Ministry of Home Affairs Malaysia (1988 - 1990). Between 1990 to 1993, he served as the High Commissioner for Malaysia to the United Kingdom and Ambassador for Malaysia to the Republic of Ireland. He also sits on the Boards of Eng Teknologi Holdings Bhd and I - Power Berhad.



TAN SRI DR. LIN SEE YAN
Independent Non-Executive Director

Tan Sri Dr. Lin See Yan (Malaysian, aged 68), appointed on 27 February 2002, is an Independent Non-Executive Director. He is an independent strategic and financial consultant and a chartered statistician. Tan Sri Dr. Lin received three degrees from Harvard University, including a PhD in economics. He is an Eisenhower Fellow and also the Professor of Economics (Adjunct) at Universiti Utara Malaysia and Professor of Business & International Finance (Adjunct) at Universiti Malaysia Sabah.

Prior to 1998, Tan Sri Dr. Lin was Chairman/President and Chief Executive Officer of the Pacific Bank Group and for 14 years since 1980, Deputy Governor of Bank Negara Malaysia, having been a central banker for 34 years. After retiring as Chairman of EXCO, Khazanah Nasional in 2000, he continues to serve the public interest, including being Senior Advisor, Public & Private Partnership Centre at Prime Minister's EPU; and Member of the National Steering Committee to Transform Higher Education as well as the National Innovation Council; Economic Adviser, Associated Chinese Chambers of Commerce and Industry of Malaysia; Pro-Chancellor of Universiti Sains Malaysia; Trustee of Malaysia University for Science & Technology; Board Director of Monash University (Sunway Campus) Malaysia; Member of the Advisory Board of the Malaysian-Japan University Centre; Governor of the Asian Institute of Management, Manila and Member of the Asian Shadow Financial Regulatory Committee.

He is Chairman Emeritus, Council of the Graduate School Alumni Association at Harvard University and the Regional Director for Asia, Harvard Alumni Association at the University, in addition to being President, Harvard Club of Malaysia and the Trustee Chairman of its Foundation. Tan Sri Dr. Lin advises and sits on the Boards of a number of publicly listed and private enterprises in Malaysia, Singapore, Hong Kong and Indonesia, including as independent Director of Genting Berhad, Ancom Berhad, Fraser & Neave Holdings Berhad, Jobstreet Corporation Berhad, KrisAssets Holdings Berhad and Wah Seong Corporation Berhad.

Tan Sri Dr. Lin is a Trustee of Tun Ismail Ali Foundation (PNB), Malaysian Economic Association Foundation and National Cancer Foundation (MAKNA) as well as Mentor Counsellor of the LIN Foundation.

Tan Sri Dr. Lin holds 450,000 ordinary shares in the Company.



TAN SRI CLIFFORD FRANCIS HERBERT
Independent Non-Executive Director

Tan Sri Clifford Francis Herbert (Malaysian, aged 66), appointed on 27 June 2002, is an Independent Non-Executive Director. He holds a Bachelor of Arts (Honours) Degree from the University of Malaya and a Masters of Public Administration from the University of Pittsburgh, United States of America. He retired from the civil service in 1997 and at present sits on the Boards of AMMB Holdings Berhad, AmInvestment Bank Berhad, AmIslamic Bank Berhad and AmBank (M) Berhad.

Tan Sri Clifford joined the civil service in 1964, serving as an Assistant Secretary in the Public Services Department from 1964 to 1968 and as Assistant Secretary in the Development Administration Unit, Prime Minister's Department from 1968 to 1975. Tan Sri Clifford served in the Ministry of Finance from 1975 to 1997, rising to the post of Secretary General to the Treasury.

During Tan Sri Clifford's tenure in the civil service, he sat on the Boards of the Pepper Marketing Agency, Tourist Development Corporation, Advisory Council of the Social Security Organisation (SOCSO), Aerospace Industries Malaysia Sdn Bhd, Malaysian Highway Authority, Malaysian Rubber Development Corporation (MARDEC), Port Kelang Authority, Kelang Container Terminal Berhad, Bank Industri Malaysia Berhad, Malaysia Export Credit Insurance Ltd., National Trust Fund (KWAN), Kumpulan Khazanah Nasional Bhd, Malaysia Airline System Berhad (MAS), Petroliam Nasional Berhad (PETRONAS), Bank Negara Malaysia and Multimedia Development Corporation Sdn Bhd. He also served as Chairman of the Inland Revenue Board in 1997.

Tan Sri Clifford is also the Chairman of Montfort Boys Town and is also a trustee of Yayasan Nanyang and the National Kidney Foundation. He is also a Vice President of the Federation of Malaysian Manufacturers.

Tan Sri Clifford was instrumental in establishing the Securities Commission of which he was a member from 1993 to 1994 and was also a Board member of the Institute of Strategic and International Studies (ISIS) from 1989 to 1997. As Secretary General to the Minister of Finance, he was also appointed as alternate Governor to the World Bank. Tan Sri Clifford was Chairman of KL International Airport Bhd (KLIAB) from 1993 to 1999. On 16 July 2000 he was appointed as Executive Chairman of Percetakan Nasional Malaysia Berhad ("PNMB") and was Chairman of PNMB from 16 July 2002 to 31 December 2006.



GENERAL (R) TAN SRI MOHD ZAHIDI BIN HJ ZAINUDDIN
Independent Non-Executive Director

General (R) Tan Sri Mohd Zahidi bin Hj Zainuddin (Malaysian, aged 60), appointed on 4 August 2005, is an Independent Non-Executive Director. He holds a Masters of Science Degree in Defence and Strategic Studies from the Quaid-I-Azam University, Islamabad, Pakistan and had attended the Senior Executive Programme in Harvard University, United States of America in 2002. He is a Fellow of the Malaysian Institute of Management (MIM).

General (R) Tan Sri Mohd Zahidi has had a distinguished career in the Malaysian Armed Forces for 38 years 11 months, before retiring from the Force on 30 April 2005. During the period as a professional military officer, he served 6 years 4 months as the Malaysian Chief of Defence Forces from 1 January 1999 and as the Chief of the Malaysian Army for one year from 1 January 1998. Most notable appointments in the Armed Forces held were Aide de Camp (ADC) to His Majesty Yang Di-Pertuan Agong Sultan Azlan Shah, Commander Infantry Brigade, Assistant Chief of Staff Human Resources, Commander of Army Training and Doctrine Command, Deputy Chief of Army and Chief of Army. In International Duties, General (R) Tan Sri Mohd Zahidi served as a Military Observer under the United Nations International Monitoring Group in Iraq after Iran-Iraq War Ceasefire in 1988/1989. General (R) Tan Sri Mohd Zahidi is also a Director of Asiatic Development Berhad, Cahya Mata Sarawak Berhad, Affin Holdings Berhad, Wah Seong Corporation Berhad, Bandar Raya Developments Berhad and Bintulu Port Holdings Berhad.

General (R) Tan Sri Mohd Zahidi was made a Member of Dewan Negara Perak, elected by DYMM Paduka Seri Sultan Perak on 25 November 2006 and also a Director of Yayasan Sultan Azlan Shah.

Attendance at Board Meetings
The details of Directors' attendances at Board Meetings are set out in the Corporate Governance statement on page 32 of this Annual Report.



" We are committed to grow as the world's leading integrated resort operator"

- Tan Sri Lim Kok Thay

On behalf of the Board of Directors, I am pleased to present to you the Annual Report and Audited Financial Statements of the Resorts World Group of Companies ("Resorts World", "Group" or "We") for the financial year ended 31 December 2007.

REVIEW OF RESULTS

The Group's revenue rose by 14% to a new record high of RM4.35 billion in 2007 (2006: RM3.81 billion), mainly attributed to higher volume of business as a result of higher visitor arrivals in the leisure and hospitality segment in conjunction with Visit Malaysia Year 2007.

Profit before tax was significantly higher at RM1.91 billion in 2007 (2006: RM1.14 billion). This was mainly due to the increase in revenue, one-off gain on disposal and dilution of equity investment in Star Cruises Limited ("Star Cruises") of RM418.1 million, higher interest income of RM85.4 million and lower share of losses in Star Cruises as the Group no longer equity account the results of Star Cruises with effect from 31 July 2007.

FINANCIAL HIGHLIGHTS

Year ended 31 December	2007 RM million	2006 RM million	Change %
Operating revenue	4,352.3	3,808.5	14.3%
Profit from operations	1,936.1	1,366.6	41.7%
Profit before taxation	1,912.1	1,138.7	67.9%
Profit after taxation	1,555.3	945.5	64.5%
Profit attributable to Shareholders	1,555.7	945.9	64.5%
Shareholders' equity	8,189.0	6,249.6	31.0%
Total assets	9,341.5	8,372.4	11.6%
Basic earnings per share (sen)*^	27.42	17.30	58.5%
Diluted earnings per share (sen)*^	26.48	17.26	53.4%
Gross dividend per share (sen) ^	6.48	5.40	20.0%
Dividend cover (times)*	5.7	4.4	29.5%
Net assets per share (RM)^	1.43	1.14	25.4%
Return (after tax and minority interests) on average shareholders' equity (%)	21.5	15.9	35.2%

* *Computed based on profit after taxation and minority interests*

^ *Computed based on enlarged number of ordinary shares in issue after share split exercise which was completed on 16 April 2007*

DIVIDENDS

We maintained a reasonable balance between dividend payouts and the setting aside of funds for future investment and business growth.

An interim dividend of 2.88 sen per ordinary share of 10 sen each less 27% tax amounting to RM120.3 million was paid on 22 October 2007. The Board has recommended a final gross dividend of 3.60 sen per ordinary share less 26% tax, which will require the approval of shareholders at the forthcoming Twenty-Eighth Annual General Meeting. The total gross dividend per ordinary share in 2007 would amount to 6.48 sen, reflecting a 20% increase from the previous year of 5.40 sen.

CORPORATE DEVELOPMENTS

During the year, the Group embarked on an aggressive and more focused capital management and investment strategy. The mandate for the Company to buy back up to 10% of its issued share capital was approved on 21 June 2007.

The Company began a share buy-back exercise in July 2007. As at 15 May 2008, the Company has cumulatively bought back 129.1 million shares for a total consideration of RM504.1 million.

In an effort to streamline its investment strategy, the Group divested 1.01 billion ordinary shares of USD0.10 each representing 14.02% of its shareholding in Star Cruises for HKD2.65 billion (approximately RM1.17 billion) on 30 July 2007. Star Cruises subsequently ceased to be an associate.

As part of the continuous review of the Group's strategic positioning and interest worldwide, the Group on 28 December 2007 proposed a non-renounceable offer for sale of its entire shareholdings in Genting International Public Limited Company ("GIPLC") to the Company's shareholders. This initiative will provide an opportunity for the Group's shareholders to have direct participation in the prospects and future performance of GIPLC at a discounted market price. The sale was completed on 30 April 2008 and raised approximately RM522 million.

BUSINESS DEVELOPMENTS

The Group has attained remarkable achievements in 2007. Genting Highlands Resort ("Resort") was the proud winner of the World's Leading Casino Resort, awarded by World Travel Awards besides garnering the Asia's Leading Casino Resort in the same year.

In addition, Awana Hotels and Resorts was awarded Best Brand in Leisure and Hospitality while Awana Vacation Resorts Development Bhd was awarded Best Brand in Leisure and Hospitality (Time Sharing) at the BrandLaureate - SME's Chapter Award 2007. The Resort also bagged four prominent awards of various categories from Hospitality Asia Platinum Awards. In 2007, the Resort attracted 19.6 million visitors.

Overall, the Resort continued to enhance its facilities and services for the comfort of our guests with wide range of facilities that includes hotels, food and beverage outlets, indoor and outdoor theme parks, mega entertainment shows and events, shopping, spa, golfing, eco-nature activities and much more.

Throughout the year, the Resort mesmerised visitors with magnificent shows, star-studded concerts and world-class entertainment - providing fun and unforgettable moments for the entire family.

Among the shows held in 2007 were "*FLY - Defy Gravity*", a popular daily show by world-class performers and the *Genting International Magic Festival*, featuring 10 great world magicians. International acclaimed artistes such as Black Eyed Peas, Sir Cliff Richard, Olivia Newton John, Kitaro and canto-pop superstars from Hong Kong, Taiwan and Singapore performed at the Resort.

Being recognised as the World's Largest Hotel, First World Hotel intensively raised the bar by introducing the self-service check-out kiosk after a successful implementation of self check-in kiosk.

Maxims, the super luxury brand accommodation of the Resort, entered a new evolution with the completion of more Maxims Suites in Genting Hotel to cater to exclusive premium hotel guests.

During the year Highlands Hotel, Theme Park Hotel and Resort Hotel underwent extensive renovation to reflect a stylish and contemporary look to provide unsurpassed quality and comfort to our guests. The Resort's exclusive M Spa & Fitness centre at Genting Hotel was recognised as "Hotel Spa of the Year" by Spa Asia.

Imperial Rama and Good Friends Restaurant went through renovation, revealing a more contemporary look for a great dining experience. In conjunction with the Malaysian International Gourmet Festival, world-renowned Michelin Star chefs from Europe were flown in to showcase their international acclaimed culinary masterpieces at The Olive restaurant from October to December 2007.

Genting Theme Park continued to captivate visitors with fun-filled and thrilling rides and attractions.

WorldCard, the Group's customer loyalty programme grew to over 2.5 million members in 2007. Worldcard members enjoy a multitude of benefits internationally and are recognised at more than 650 participating merchants covering over 2,200 outlets in Malaysia, Singapore and Hong Kong from a variety of leisure, dining, retail and entertainment outlets.

PROFIT BEFORE TAXATION


RM million
2,000
1,800
1,600
1,400
1,200
1,000
800
600
400
200
0
756.5
832.6
1,301.6
1,138.7
1,912.1
2003
2004
2005
2006
2007

TOTAL ASSETS


RM million
10,000
9,000
8,000
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
6,465.2
6,648.5
7,049.9
8,372.4
9,341.5
2003
2004
2005
2006
2007

BASIC EARNINGS PER SHARE*


Sen
30
25
20
15
10
5
0
9.3
13.8
17.7
17.3
27.4
2003
2004
2005
2006
2007

NET ASSETS PER SHARE*


RM
2.00
1.50
1.00
0.50
0.00
0.77
0.88
1.03
1.14
1.43
2003
2004
2005
2006
2007

* *adjusted for share split*

The Awana chain of hotels has never failed to please their guests and has been favourite host venues, especially for local and international Meetings, Incentives, Conventions and Exhibition. Awana Porto Malai continues to be the official host venue for the Langkawi International Maritime and Aerospace Exhibition.

Invited guests and esteemed Genting WorldCard members will be pampered a hundred miles off the ground as they travel on the new Gulfstream G450 jet, regarded as the Rolls Royce of the sky. Members will experience the luxury and comfort while we indulge them with our service - all in this state-of-the-art private jet considered a technological masterpiece.

The road infrastructure and transportation vehicles of the Resort continued to be upgraded to ensure safe, comfortable and convenient journey for users. Apart from that, we have opened two new bus stations in Kajang and Bandar Utama and a new limousine service counter at the Low Cost Carrier Terminal, for guests to travel comfortably to the Resort.

The Group holds a 19.3% stake in Star Cruises Limited, a global cruise brand ranked 3rd largest cruise operator in the world as at 30 April 2008.

CORPORATE SOCIAL RESPONSIBILITY

We have always been committed to our role as a good corporate citizen. In this year's annual report, we are reporting our corporate social resposibility ("CSR") initiatives more formally in the areas of Environment, Marketplace, Workplace and Community in line with the framework recommended by Bursa Malaysia Securities Berhad. Taken together with our statement on Corporate Governance, these provide an overview of how we aim to fulfil our responsibilities to our stakeholders and to promote the highest quality of management across our operations. At the same time they show how our business contributes to society through all our activities and clarify our commitment to promoting good business practices within our own operations and with our suppliers.

PROSPECTS

Given today's competitive business environment, we realise it is imperative that we strive to maintain our exclusive commitment to our customers. The Group also continuously reviews new investment opportunities in leisure, hospitality and integrated entertainment resort to enhance long-term shareholder value.

We did well in conjunction with Visit Malaysia Year 2007. In 2008, with improved facilities and enhanced services, we are well equipped to cater to the anticipated growing number of visitors to the Resort.

APPRECIATION

We are saddened by the demise of our beloved Founder and my father Tan Sri (Dr.) Lim Goh Tong, who passed away peacefully on 23 October 2007. Our Founder was a great man who through determination, integrity and hard work, established the Genting Group as one of Asia's leading and best managed multinationals. His remarkable entrepreneurial legacy lives on.

I would like to convey my sincere gratitude to our distinguished fellow members of the Board, who have always been supportive and have always provided valuable insights to the Group throughout the year.

To the management and staff, your commendable performance to accommodate the demanding needs of our customers is highly appreciated.

I am also pleased to welcome Mr. Thuy Tuong Trinh as the Chief Operating Officer ("COO") of Resorts World. Mr. Trinh has over 30 years experience in the casino, resort and hospitality industry and has experience in the opening of resorts in Macau. As the COO, Mr. Trinh will impart invaluable knowledge and experience for the development of the Group.

My sincere appreciation goes to Mr. Tan Wooi Meng, the Group Company Secretary who retired from his post on 1 May 2008. On behalf of the Board, I thank him for his magnificent 26 years of dedication to the Genting Group of companies and Resorts World. Allow me to take this opportunity to wish him all the best on his retirement.

To all of our customers, shareholders, business associates and authorities, we thank you for your trust and confidence in the Group. I look forward to your continued support as we forge ahead to grow stronger and achieve greater standards in the industry.

TAN SRI LIM KOK THAY
Chairman
21 May 2008

"Kami bertekad untuk berkembang menjadi pengusaha resort bersepadu terulung di dunia"

Bagi pihak Lembaga Pengarah, saya dengan sukacitanya membentangkan Laporan Tahunan dan Penyata Kewangan yang telah diaudit bagi Kumpulan Syarikat-Syarikat Resorts World ("Resorts World", "Kumpulan" atau "Kami") untuk tahun kewangan berakhir 31 Disember 2007.

TINJAUAN KEPUTUSAN

Sepanjang Tahun Melawat Malaysia 2007, perolehan Kumpulan telah meningkat sebanyak 14% untuk mencatat paras rekod tertinggi yang baru iaitu sebanyak RM4.35 bilion pada tahun 2007 (2006: RM3.81 bilion), terutamanya disebabkan oleh peningkatan dalam jumlah perniagaan didorong oleh ketibaan pelancong yang lebih tinggi dalam sektor hospitaliti dan riadah.

Keuntungan sebelum cukai telah meningkat dengan ketara mencecah RM1.91 bilion pada tahun 2007 (2006: RM1.14 bilion). Ini disebabkan terutamanya oleh peningkatan dalam perolehan, keuntungan satu kali daripada penjualan dan pencairan pelaburan ekuiti dalam Star Cruises Limited ("Star Cruises") berjumlah RM418.1 juta, pendapatan faedah yang lebih tinggi sebanyak RM85.4 juta dan pegangan kerugian yang lebih rendah dalam Star Cruises kerana berkuatkuasa dari 31 Julai 2007, Kumpulan tidak lagi mengambil kira keputusan Star Cruises ke dalam akaun.

SOROTAN KEWANGAN

Tahun berakhir 31 Disember	2007 RM juta	2006 RM juta	Beza %
Perolehan operasi	**4,352.3**	3,808.5	14.3%
Untung daripada operasi	**1,936.1**	1,366.6	41.7%
Untung sebelum cukai	**1,912.1**	1,138.7	67.9%
Untung selepas cukai	**1,555.3**	945.5	64.5%
Untung boleh agih kepada Pemegang Saham	**1,555.7**	945.9	64.5%
Ekuiti pemegang saham	**8,189.0**	6,249.6	31.0%
Jumlah aset	**9,341.5**	8,372.4	11.6%
Perolehan asas sesaham (sen)*^	**27.42**	17.30	58.5%
Perolehan bersih sesaham (sen)*^	**26.48**	17.26	53.4%
Dividen kasar sesaham (sen) ^	**6.48**	5.40	20.0%
Liputan dividen (kali)*	**5.7**	4.4	29.5%
Aset bersih sesaham (RM)^	**1.43**	1.14	25.4%
Pulangan (selepas cukai dan kepentingan minoriti) per purata ekuiti pemegang saham (%)	**21.5**	15.9	35.2%

* Dikira berasaskan untung selepas cukai dan kepentingan minoriti

^ Dikira mengikut bilangan penerbitan saham biasa yang telah bertambah selepas pelaksanaan pecahan saham yang telah selesai pada 16 April 2007

DIVIDEN

Kami mengekalkan keseimbangan yang munasabah di antara dividen-dividen yang dibayar dengan peruntukan dana untuk pelaburan dan perkembangan perniagaan di masa hadapan.

Dividen interim sebanyak 2.88 sen sesaham biasa yang bernilai 10 sen ditolak cukai 27% berjumlah RM120.3 juta telah dibayar pada 22 Oktober 2007. Lembaga Pengarah telah mencadangkan dividen kasar akhir sebanyak 3.60 sen sesaham biasa ditolak cukai pendapatan 26%, yang memerlukan kelulusan para pemegang saham pada Mesyuarat Agung Tahunan Ke-Dua Puluh Lapan. Jumlah dividen kasar sesaham biasa pada tahun 2007 akan berjumlah 6.48 sen, menunjukkan peningkatan sebanyak 20% daripada 5.40 sen pada tahun sebelumnya

PEMBANGUNAN KORPORAT

Sepanjang tahun 2007, Kumpulan telah memulakan satu strategi pengurusan modal dan pelaburan yang lebih fokus dan agresif. Mandat kepada syarikat untuk membeli balik modal saham terbitan sehingga 10% telah diluluskan pada 21 Jun 2007.

Syarikat telah memulakan pembelian sahamnya sendiri dari Julai 2007. Pada 15 Mei 2008, Syarikat telah membeli balik 129.1 juta saham dengan jumlah balasan sebanyak RM504.1 juta.

Dalam usaha untuk menyelaraskan strategi pelaburannya, Kumpulan telah menjual 1.01 bilion saham biasa bernilai USD0.10 sesaham mewakili 14.02% pegangannya dalam Star Cruises berjumlah HKD2.65 bilion (lebih kurang RM1.17 bilion) pada 30 Julai 2007. Star Cruises kemudiannya tidak lagi menjadi syarikat bersekutu.

Sebagai sebahagian daripada tinjauan berterusan dalam penyusunan strategik dan kepentingan seluruh dunia, Kumpulan telah mengumumkan cadangan untuk tawaran jualan tidak boleh ditukar milik terhadap keseluruhan kepentingannya dalam Genting International Public Limited Company ("GIPLC") kepada para pemegang saham Syarikat pada 28 Disember 2007. Inisiatif ini bertujuan memberi peluang kepada para pemegang saham Kumpulan untuk memiliki penyertaan terus dalam prospek dan prestasi masa hadapan GIPLC dengan satu harga pasaran selepas diskaun. Usaha korporat ini selesai pada 30 April 2008 dan menjana kira-kira RM522 juta.

PERKEMBANGAN PERNIAGAAN

Saya dengan bangganya mengumumkan Kumpulan telah memperoleh pencapaian yang cemerlang pada tahun 2007. Genting Highlands Resort ("Resort") telah dianugerahkan sebagai pemenang *World's Leading Casino Resort* oleh *World Travel Awards* di samping menggondol anugerah *Asia's Leading Casino Resort* pada tahun yang sama.

Di samping itu, Awana Hotels dan Resorts telah dianugerahi *Best Brand in Leisure and Hospitality* sementara Awana Vacations Resort Development Bhd pula dianugerahi *Best Brand in Leisure and Hospitality (Time Sharing)* bagi *BrandLaureate - SME's Chapter Award 2007.* Resort turut memperoleh empat anugerah terkemuka dalam pelbagai kategori daripada *Hospitality Asia Platinum Awards ("HAPA").* Sepanjang tahun 2007, Resort telah berjaya menarik seramai 19.6 juta pengunjung.

Secara keseluruhan, Resort terus mempertingkatkan kemudahan dan perkhidmatan demi keselesaan pelanggannya dengan menawarkan pelbagai rangkaian kelengkapan seperti hotel, premis niaga makanan dan minuman, taman tema dalam dan luar premis, persembahan dan acara hiburan mega, membeli-belah, spa, golf, kegiatan eko-alam semulajadi dan banyak lagi.

UNTUNG SEBELUM CUKAI


RM million
2,000
1,800
1,600
1,400
1,200
1,000
800
600
400
200
0
756.5
832.6
1,301.6
1,138.7
1,912.1
2003
2004
2005
2006
2007

JUMLAH ASET


RM million
10,000
9,000
8,000
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
6,465.2
6,648.5
7,049.9
8,372.4
9,341.5
2003
2004
2005
2006
2007

PEROLEHAN ASAS SESAHAM*


Sen
30
25
20
15
10
5
0
9.3
13.8
17.7
17.3
27.4
2003
2004
2005
2006
2007

ASET BERSIH SESAHAM*


RM
2.00
1.50
1.00
0.50
0.00
0.77
0.88
1.03
1.14
1.43
2003
2004
2005
2006
2007

* *diselaras untuk pecahan saham*

Sepanjang tahun ini, Resort telah mempesonakan para pengunjungnya dengan persembahan-persembahan yang mengagumkan, konsert-konsert bintang terkemuka dan hiburan-hiburan bertaraf antarabangsa - menyediakan detik-detik keriangan yang tidak boleh dilupakan oleh seisi keluarga.

Antara persembahan-persembahan yang diadakan pada tahun 2007 ialah *"FLY - Defy Gravity"*, iaitu persembahan harian yang popular dibawa oleh penghibur-penghibur bertaraf dunia dan *Genting International Magic Festival* yang menampilkan 10 ahli silap mata terunggul di dunia. Artis-artis bertaraf dunia seperti Black Eyed Peas, Sir Cliff Richard, Olivia Newton John, Kitaro dan bintang-bintang pop-kantonis popular dari Hong Kong, Singapura dan Taiwan telah membuat persembahan di Resort.

Diiktiraf sebagai Hotel Yang Terbesar Di Dunia, First World Hotel telah menapak selangkah ke hadapan dengan memperkenalkan khidmat kios daftar keluar layan-diri selepas berjaya melaksanakan kios daftar masuk layan-diri.

Maxims, jenama penginapan mewah bagi Resort, telah mencapai satu evolusi baru dengan siapnya Maxims Suites di Genting Hotel untuk memenuhi keperluan para pelanggan premium dan eksklusif hotel.

Pada tahun ini, Highlands Hotel, Theme Park Hotel dan Resort Hotel telah menjalani pengubahsuaian ekstensif untuk menampilkan rupa bentuk yang bergaya dan kontemporari demi menawarkan kualiti yang tiada tandingan dan kepuasan menyeluruh kepada pelanggan kami. Pusat M Spa & Fitness Resort yang eksklusif di Genting Hotel telah diiktiraf oleh *Spa Asia* sebagai *Hotel Spa of the Year.*

Imperial Rama dan Good Friends Restaurant yang telah menjalani pengubahsuaian, memaparkan rupa bentuk yang lebih kontemporari untuk pengalaman menjamu selera yang lebih menyeronokkan. Bersempena dengan Pesta Makanan Antarabangsa Malaysia, chef-chef terkenal dunia iaitu Michelin Star dari Eropah telah diterbangkan ke Resort untuk mempersembahkan hidangan masakan antarabangsa terbaik di restoran The Olive dari Oktober hingga Disember 2007.

Genting Theme Park terus menawan hati para pengunjung dengan pelbagai tarikan dan permainan yang penuh dengan keseronokan dan cabaran.

WorldCard, program kesetiaan pelanggan Kumpulan telah berkembang dan mencapai lebih daripada 2.5 juta ahli pada tahun 2007. Ahli-ahli WorldCard menikmati pelbagai faedah di peringkat antarabangsa dan diiktiraf di lebih 650 syarikat yang mengambil bahagian, dan meliputi lebih daripada 2,200 premis niaga yang merangkumi aktiviti riadah, menjamu selera, membeli-belah dan hiburan di Malaysia, Singapura dan Hong Kong.

Rangkaian hotel Awana tidak pernah menghampakan pelanggannya dan telah menjadi tempat pilihan untuk menganjurkan Mesyuarat, Insentif, Konvensyen dan Pameran tempatan dan antarabangsa. Awana Porto Malai kekal menjadi tempat rasmi berlangsungnya Pameran Antarabangsa Maritim dan Udara Langkawi.

Tetamu jemputan dan ahli premium WorldCard Genting akan diberi layanan istimewa di udara dengan menaiki Gulfstream G450, jet peribadi terbaru yang diibaratkan sebagai Rolls Royce di langit. Ahli-ahli ini akan menikmati kemewahan dan keselesaan di samping kami memanjakan mereka dengan perkhidmatan kami - kesemua ini di dalam jet peribadi berteknologi terkini yang dianggap sebagai kemajuan terunggul teknologi.

Infrastruktur jalan raya dan pengangkutan di Resort terus dipertingkatkan bagi memastikan keselamatan, keselesaan dan kemudahan perjalanan para pengguna. Selain daripada itu, kami telah membuka dua perhentian bas yang baru di Kajang dan Bandar Utama serta satu kaunter perkhidmatan limosin di Terminal Penerbangan Tambang Murah untuk membolehkan pelanggan menikmati perjalanan yang selesa ke Resort.

Sehingga 30 April 2008, Kumpulan memegang 19.3% saham dalam Star Cruises Limited, jenama kapal persiaran global yang ditarafkan sebagai pengendali kapal persiaran ketiga besar di dunia.

TANGGUNGJAWAB SOSIAL KORPORAT

Kami sentiasa komited dengan peranan sebagai warga korporat yang prihatin. Di dalam Laporan Tahunan kali ini, kami akan melaporkan inisiatif Tanggungjawab Sosial Korporat dengan lebih formal berlandaskan saranan Bursa Malaysia Securities Berhad dalam segmen Persekitaran, Pasaran, Pekerjaan dan Komuniti. Berdasarkan kenyataan kami mengenai Tadbir Urus Korporat, ia memberi gambaran secara keseluruhan bagaimana kami ingin menunaikan tanggungjawab kami kepada para pemegang kepentingan kami dan menggalakkan kualiti pengurusan tertinggi dalam seluruh operasi kami. Pada masa yang sama, ini menunjukkan bagaimana perniagaan kami menyumbang kepada masyarakat melalui semua aktiviti kami dan menjelaskan komitmen kami dalam mempromosi amalan-amalan perniagaan yang baik di dalam operasi kami dan dengan para pembekal.

PROSPEK

Dengan persekitaran perniagaan yang kompetitif hari ini, kami sedar adalah amat penting bagi kami berusaha mengekalkan komitmen eksklusif kami terhadap para pelanggan. Kumpulan juga akan terus meneroka peluang-peluang pelaburan baru dalam bidang hospitaliti, riadah dan resort hiburan bersepadu untuk mengembangkan nilai saham dalam jangka masa panjang.

Kami telah menunjukkan prestasi yang baik dalam Tahun Melawat Malaysia 2007. Pada tahun 2008, kami telah bersedia untuk menghadapi jumlah pengunjung Resort yang dijangka meningkat dengan kelengkapan yang lebih baik dan perkhidmatan yang lebih bermutu.

PENGHARGAAN

Kami amat meratapi pemergian Pengasas Kumpulan Genting dan juga bapa saya yang tersayang, Tan Sri (Dr.) Lim Goh Tong yang meninggal dunia pada 23 Oktober 2007. Beliau adalah lelaki hebat yang mengemudi Kumpulan Genting dengan penuh iltizam, integriti dan usaha keras sehingga menjadi salah sebuah syarikat multinasional ulung dan tadbir urus terbaik di Asia. Legasi keusahawanan beliau akan diteruskan.

Saya ingin menyampaikan penghargaan ikhlas saya kepada ahli-ahli Lembaga Pengarah yang dihormati, yang sentiasa memberi sokongan dan sumbangan bernilai kepada Kumpulan sepanjang tahun 2007.

Kepada pihak pengurusan dan para pekerja, prestasi cemerlang anda dalam memenuhi harapan tinggi pelanggan amatlah dihargai.

Saya juga turut mengalu-alukan perlantikan Encik Thuy Tuong Trinh sebagai Ketua Pegawai Operasi ("COO") Resorts World. Encik Trinh memiliki pengalaman lebih daripada 30 tahun dalam industri kasino, resort dan riadah di samping mempunyai pengalaman dalam pembukaan resort di Macau. Sebagai Ketua Pegawai Operasi, Encik Trinh akan berkongsi pengetahuan dan pengalaman yang tidak ternilai untuk pembangunan syarikat.

Saya ingin menyampaikan penghargaan yang tidak terhingga kepada Encik Tan Wooi Meng selaku Setiausaha Syarikat Kumpulan yang bersara daripada jawatannya pada 1 Mei 2008. Bagi pihak Lembaga, saya mengucapkan terima kasih kepada beliau di atas dedikasi beliau selama 26 tahun kepada syarikat-syarikat Kumpulan Genting dan Resorts World. Izinkan saya untuk mengambil peluang ini bagi mengucapkan selamat bersara kepada beliau.

Kepada semua pelanggan, pemegang saham, rakan niaga dan pihak berkuasa, kami mengucapkan terima kasih atas kepercayaan dan keyakinaan anda terhadap Kumpulan. Saya mengharapkan sokongan berterusan daripada anda semua dalam usaha kami mara ke hadapan untuk mengukuhkan pertumbuhan dan mencapai standard yang lebih tinggi dalam industri ini.

TAN SRI LIM KOK THAY
Pengerusi
21 Mei 2008

"我們承諾全力以赴，成為全球首屈一指的綜合名勝經營者"

本人謹代表董事部向您呈獻名勝世界集團（以下簡稱'名勝世界'、'本集團'或'我們'）截至2007年12月31日的常年報告及已審核財政報告。

業績回顧

本集團在2007年的營業額增長14%，創下新高達四十三億五千萬令吉（2006年：三十八億一千萬令吉），這主要歸功於在2007大馬旅游年，休閒與酒店業務隨着遊客到訪人數增加而創下更理想的業績。

2007年的稅前盈利顯著提高至十九億一千萬令吉（2006年：十一億四千萬令吉）。這主要歸功於營業額增加、脫售麗星郵輪有限公司（簡稱'麗星郵輪'）股權及稀釋股權投資的四億一千八百萬令吉一次過賺利、高達八千五百四十萬令吉的利息收益，以及自2007年7月31日起，本集團不再分攤麗星郵輪的業績，而減少了來自麗星郵輪的虧損份額。

財政摘要

截至12月31日	2007年 百萬令吉	2006年 百萬令吉	差額 %
營運收入	4,352.3	3,808.5	14.3%
營運盈利	1,936.1	1,366.6	41.7%
稅前盈利	1,912.1	1,138.7	67.9%
稅后盈利	1,555.3	945.5	64.5%
年度淨利	1,555.7	945.9	64.5%
股東股本	8,189.0	6,249.6	31.0%
全部動用資產	9,341.5	8,372.4	11.6%
每股基本收益（仙）*^	27.42	17.30	58.5%
每股稀釋收益（仙）*^	26.48	17.26	53.4%
每股總股息（仙）^	6.48	5.40	20.0%
股息支付率（倍）*	5.7	4.4	29.5%
每股淨資產（令吉）^	1.43	1.14	25.4%
平均股東股本（在扣稅及扣除少數股東利益后）的回酬（%）	21.5	15.9	35.2%

** 根據扣稅及扣除少數股東利益后的盈利計算*
^ 在2007年4月16日完成股票分拆計劃后的擴大普通股數量基礎計算

股息

本集團的政策是在派息的同時，保留部分資金作為未來投資與業務擴展之用，并讓三者之間維持合理的平衡。

本集團已于2007年10月22日支付了總值高達一億二千零三十萬令吉的中期股息，為每股面值10仙普通股取得2.88仙的中期股息（需扣除27%稅款）。董事部所建議的終期股息為每股3.6仙（需扣除26%稅款），將在來臨的第28屆股東大會提出，由股東批准。2007年分發的每股股息總額為6.48仙，比上一年的5.40仙增加了20%。

企業發展

這一年來，本集團積極地實行其資本管理與投資策略。另外，本公司也在2007年6月21日獲股東授權回購其10%的發行股份。

本公司從2007年5月15日份開始回購股票。截至2008年5月15日，本公司已回購了一億二千九百一十萬股，總值五億四百一十萬令吉。

為了精簡投資，本集團於2007年7月30日，以二十六億五千萬港元（約十一億七千萬令吉）脫售十億一千萬麗星郵輪每股面值0.10美元的普通股，相等于14.02%股權。因此，不再視麗星郵輪為聯號公司。

在持續研討本集團世界性投資與策略定位，本集團於2007年12月28日提出不可轉讓獻議，以脫售雲頂國際公共有限公司（簡稱'雲頂國際'）全部股權給公司股東。這項建議將會讓本集團股東有機會以低過市價直接參與云頂國際的未來發展。這項計劃已在2008年4月30日完成，籌措約五億二千二百萬令吉。

業務發展

本集團在2007年取得卓越非凡的成績。雲頂高原勝地（以下簡稱'勝地'）很榮幸地獲得世界旅游大獎（World Travel Awards）投選為《世界首要賭場名勝》以及《亞洲首要賭場名勝》。

税前盈利


百萬 令吉
2,000
1,800
1,600
1,400
1,200
1,000
800
600
400
200
0
756.5
832.6
1,301.6
1,138.7
1,912.1
2003
2004
2005
2006
2007

總資產


百萬 令吉
10,000
9,000
8,000
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
6,465.2
6,648.5
7,049.9
8,372.4
9,341.5
2003
2004
2005
2006
2007

每股基本收益*


仙
30
25
20
15
10
5
0
9.3
13.8
17.7
17.3
27.4
2003
2004
2005
2006
2007

每股淨資產*


令吉
2.00
1.50
1.00
0.50
0.00
0.77
0.88
1.03
1.14
1.43
2003
2004
2005
2006
2007

* 經調整股票分拆

此外，阿娃娜酒店與名勝有限公司獲得休閒與酒店組最佳品牌大獎，而阿娃娜渡假名勝發展則在2007年 BrandLaureate 中小企業卓越品牌組別中，獲得休閒與酒店 (Time Sharing) 最佳品牌獎。勝地也在亞洲酒店業白金獎（簡稱‘HAPA’）囊括多項組別的大獎。勝地在2007年成功吸引了一千九百六十萬名遊客到訪。

整體而言，勝地持續不斷提升各類設施與服務，務求讓訪客們感覺到賓至如歸。這包括酒店、餐飲場所、室內與戶外主題公園、大型娛樂表演與活動盛會、零售商店、水療中心、高爾夫球、生態活動與其他豐富多彩的休閒娛樂活動。

這一年來，勝地透過炫麗奪目的精彩演出，星光熠熠的演唱會以及世界級的娛樂表演，讓游客們陶醉其中，也為一家大小帶來無窮歡樂與美好回憶。

2007年廣受歡迎的節目包括由世界級表演者每日呈獻的“飛翔：地心引力終極挑戰”(*"FLY – Defy Gravity"*)，以及由十大國際魔術大師所呈獻的雲頂國際魔術盛會 (The Genting International Magic Festival)。揚名國際的演藝家，如Black Eyed Peas、奇里夫李察爵士 (Sir Cliff Richard)、奧利花紐頓約翰(Olivia Newton John) 與喜多郎 (Kitaro)，以及香港、台灣與新加坡流行歌手的精彩表演，吸引無數歌迷到場觀賞。

作為世界上最大規模酒店的第一大酒店，繼續積極地提升服務，在成功推行自助入住登記專用櫃檯后，也推介了自助結帳專用櫃檯。

美星 (Maxims) 為勝地的超級豪華酒店品牌。隨著更多位於雲頂酒店內的美星高級套房峻工，勝地的豪華酒店服務會更上一層樓。

這一年來，高原酒店、麗園酒店與名勝酒店進行翻新與現代化工程，展現時髦且富有時代氣息的富麗外觀，為客戶提供超質與稱心滿意的渡假體驗。雲頂酒店獨具特色的M Spa & Fitness 水療健身中心更獲得 Spa Asia 推選為“年度最佳酒店水療中心”。

泰華宮 (Imperial Rama) 與好友記餐廳 (Good Friends Restaurant) 經過裝潢翻新，更優雅閒適，提供一流的用餐體驗。適逢馬來西亞國際美食節，來自歐洲的 Michelin 美食星級大廚也於2007年10月與12月前來參與其盛，在我們的頂級餐廳 The Olive 大展廚藝，分享他們享譽國際的經典佳餚。

雲頂主題公園的遊樂乘騎裝置與景點，繼續吸引大量遊客前來遊玩。

本集團在客戶忠誠計劃下所推出的環通卡，在2007年的會員人數突破二百五十萬名。環通卡會員可在馬來西亞、新加坡與香港等地超過六百五十間參與商號的二千二百間分店享受休閒、餐飲、零售與娛樂等領域的國際性優惠禮遇。

阿娃娜連鎖酒店無微不至的待客之道，使之成為首選的渡假勝地，更是舉行本地與國際會議、獎勵旅游和會展的理想地點。阿娃娜 Porto Malai 渡假村連續成為主辦浮羅交怡國際海空展的官方指定地點。

雲頂環通卡一群忠誠的貴賓級客戶，將有机会乘搭最新款的 Gulfstream G450 私人飛機，體驗空中勞斯萊斯的豪華之旅。在這架科技尖端的私人飛機上，會員們體驗奢華享受，我們也提供週到服務，讓他們备感賓至如歸。

來往勝地的道路設施與交通服務也不斷獲得提升，以確保訪客旅途順暢安全。除此之外，我們也在加影與萬達鎮兩地設立巴士站，以及在廉價航空終站增設豪華轎車服務櫃檯，讓客戶更方便地到訪勝地。

截至2008年4月30日為止，本集團擁有麗星郵輪的19.3%股權。麗星郵輪是國際著名郵輪品牌，也是全球第三大郵輪公司。

企業社會責任

我們不斷实踐成為一位优秀的企業家。在今年的年報中，本集團根據大馬股票交易所推介的架構下，以在針對工作場所、市場、環境與社區體現企業責任，作出更正式的聲明。綜合在企業管理與道德規范所作的聲明，可整體地反映出我們如何竭盡所能地實踐我們的責任，以在整體業務發揮最高素質的管理效益。與此同時，透過奉行這些社會責任，也展示我們的商業活動對社會所作出的貢獻，同時表現我們在本身業務與供應商合作方面，堅守對良好商業守則所作出的承諾。

前景

在商業競爭日益激烈的現今社會，我們深切體會到必須實踐為客戶所作出的獨特承諾。此外，本集團也不斷地探討在休閒，酒店及宗合娛樂各領域的投資商機，以提升持股者的長遠利益。

本集團在2007年大馬旅遊年表現出色。在2008年，我們已經準備就緒，運用更完善的設施與優良的服務，以迎接更大量的遊客到訪。

致謝

我們摯愛的創辦人，也是吾父林梧桐博士，於2007年10月23日與世長辭，令我們深感痛惜。我們的創辦人是個果敢決斷、清廉正直、勤奮實幹的偉大企業家。他創辦的雲頂集團，成為亞洲傑出和卓越管理的跨國企業。他締造的非凡企業傳奇，將永為后世所傳頌。

本人謹此對董事部成員過去一年來對本集團的支持與意見提供，致以萬分謝意。

在此，我衷心感謝管理層與員工們，一直以來孜孜不倦地努力，以迎合顧客的嚴格要求。你們的貢獻有目共睹，值得表揚。

我也在此歡迎鄭瑞先生出任名勝世界有限公司營運總裁。鄭先生在賭場、名勝與酒店業領域擁有30年的豐富經驗，也曾經參與開辦多家澳門名勝與賭場。隨着受委為本公司營運總裁，鄭先生將在發展本公司業務上，注入他難能可貴的豐富經驗。

我們特別感謝在2007年5月1日榮休的本集團公司秘書陳偉民先生。本人謹代表董事部，向陳先生這二十六年來對雲頂集團成員公司與名勝世界所作出的服務與積極貢獻，表示最深切的謝意。我在此祝愿他日後事事稱心如意。

對於我們的顧客、股東、商業同仁及各有關當局一直以來給予本集團的支持與信賴，本人謹此衷遠由衷感謝。在本集團茁壯成長、邁向另一高峰之際，我們衷心期望能繼續獲得您的鼎力支持。

丹斯里林國泰
主席
2008年5月21日



Come visit Genting - "City of Entertainment", the only city in Malaysia that "never sleeps". It offers six hotels with 10,000 rooms and a myriad of leisure, business and fun-filled activities that span over 90 food and beverage, 80 retail outlets, over 50 fun rides and attractions, world-class convention and mega show venues and much more. Be entertained at Asia's leading integrated resort.



Genting Highlands Resort

World's Leading Casino Resort
(2005 and 2007)

GENTING HIGHLANDS RESORT

GENTING - CITY OF ENTERTAINMENT

www.genting.com.my

Genting Highlands Resort ("Resort") is Asia's leading integrated leisure and entertainment resort and a proud winner of **World's Leading Casino Resort (2005 and 2007)**, awarded by World Travel Awards besides being voted as **Asia's Leading Casino Resort** for three consecutive years (2005, 2006 and 2007).

In conjunction with Visit Malaysia Year 2007, the Resort has achieved a Herculean feat by attracting a record 19.6 million visitors in 2007. 27% of the visitors were hotel guests whilst the remaining 73% were mainly Malaysian day-trippers. Singaporean hotel guests formed approximately 5% of the total visitor arrivals to the Resort in 2007. Visitor arrivals from India, Middle East, Taiwan, Vietnam, Indonesia and neighbouring countries grew considerably while demand from the domestic market remained healthy in 2007.

Popularly known as Genting - City of Entertainment, the Resort has become a popular venue for world-class shows and international performances. It has three mega entertainment venues with a total combined capacity of 10,000.

It was an exciting year for ***Genting International Showroom*** (1,600 capacity) with series of new events staged in conjunction with Visit Malaysia Year 2007. For the first time ever, two new events were introduced, the Genting International Jazz Festival that featured 10 international jazz bands from New Zealand, South Africa, US, UK, Benin, China, Scotland, Cuba, Caribbean as well as from our homeland - Malaysia; as well as the Genting International Magic Festival that featured 20 international magicians performing in front of a live audience.

In support of local theatre production, several local theatre performances were staged such as Butterfly Lovers, "Rose Rose, I Love You" and the Cecilia Yap Concert where the events received rave reviews from both the audience and the media. To provide different entertainment flavours to our audience, some of the unique events were held such as "Jump", a touring Korean Martial Arts Comedy Show and Pakistan Lux Award.

Football fans were treated to live screenings football of matches on large screens during the EPL Viewing Parties with attractive prizes worth more than RM750,000 such as trips to watch EPL matches live at Emirates Stadium.

The long-running resident show "FLY - Defy Gravity" was held at the ***Pavilion*** (2,000 capacity). This show was supposed to end in July 2007 but was extended by six months to 1 January 2008.



50 Years of Nationhood Ambang Merdeka celebration at Arena of Stars



Arena of Stars

The ***Arena of Stars*** (6,000 capacity) is the ideal venue for spectacular star-studded concerts, live-telecast shows and adrenalin-pumping sporting events. In 2007, it hosted some 80 concerts and award shows, attracting more than 330,000 patrons to the resort. Amongst the international artistes performed at the Arena of Stars were Black Eyed Peas, Boyz II Men, Sir Cliff Richard, Olivia Newton John, Michael Learns to Rock, Engelbert Humperdinck, Kitaro and Richard Clayderman.

Chinese pop song enthusiasts were thrilled at the wide range of Hong Kong and Taiwanese artistes who performed at the Arena of Stars, including Joey Yung, Sammi Cheng, Sally Yeh, Jolin Tsai, Wu Bai, Fei Yu Ching, Hacken Lee, Cindy Wang, JJ Lin, Su Rei, Yip Tuck Han, Liza Wang, Jack Neo, Vanness Wu, Jonathan Lee, Slyvia Chang, Ronald Cheng, Edmund Leong and Jacky Wu.

Other events held at Arena of Stars were MyFM Anniversary Concert, Hands Percussion, Genting Love Song Competition, Star Idol Live, Astro Classic Golden Melody Singing Competition and Eric Tsang Super Variety Show. Popular award shows held included Anugerah Era, Astro Wah Lai Toi Drama Award and the highly acclaimed Zee Cine Award with the appearance of over 50 Bollywood artistes including Shah Rukh Khan.

Arena of Stars and ***Genting International Convention Centre*** hosted the 50th Year Nationhood World Lion Dance Invitation, National Lion Dance Championship, and Guinness 9 Ball Tournament, which was organized by ESPN.



Genting International Magic Festival at Genting International Showroom



Genting International Jazz Festival at Genting International Showroom



FLY - Defy Gravity at the Pavilion, First World Plaza



Maxims Genting


M
SPA

M Spa & Fitness

HOTELS

During the year under review, the five hilltop hotels at the Resort - Genting Hotel, Highlands Hotel, Resort Hotel, Theme Park Hotel and First World Hotel achieved an overall average occupancy of 89%. Approximately 2.6 million room nights were sold, registering an 11% growth over 2007.

In 2007, the Group has been constantly upgrading its products and facilities in order to stay competitive and to continuously provide unsurpassed quality.

Renovation works began in 2007 to transform ***Genting Hotel***, the flagship hotel of the Resort that houses Maxims (www.maxims.com.my) into an all suite Hotel.

Refurbishment of rooms was also carried out at other hotels. In ***Highlands Hotel***, four floors of Premier rooms were refurbished in August 2007. Meanwhile its exclusive Club Elite, a separate brand under Highlands Hotel, renovated 27 Parlour Suites in December 2007 to provide even better hospitality experience to its premier casino clientele. Three levels of car park in Highlands Hotel were also upgraded exclusively for Genting World Card ("GWC") Platinum cardholders during the year under review.

Resort Hotel also had an extensive renovation of its 358 guest rooms in November 2007, reflecting the latest contemporary design. Renovation is still ongoing for the remaining rooms and will be completed by year 2008. ***Theme Park Hotel*** also renovated 122 of its guest rooms, and the corridor and lift lobbies were completed in December 2007.

First World Fitness Centre located at Tower Two of ***First World Hotel***, was opened for workouts and stress relief and received good response from hotels and walk-in guests.

The Resort continued to garner recognition and prestigious awards, a testimony for its hard work and commitment towards excellence. The Resort was honoured with three hotel awards during the Hospitality Asia Platinum Awards (HAPA) 2007 ceremony. Genting Hotel was awarded **"HAPA Best Family Resort of The Year"** in recognition of the hotel's service excellence and its first class facilities. Ming Ren, a premier Chinese fine dining outlet at the Resort renowned for its Xinjiang lamb specialty won **"HAPA Best Specialty Restaurant of the Year"** while a talented chef from Elite Palace, Club Elite won the **"HAPA Chinese Cuisine Chef of the Year"** award.

Adding to the Resort's list of accolades is M Spa & Fitness centre located at the Genting Hotel Lobby. It clinched the title **"Hotel Spa of the Year"** by Spa Asia.



Refurbished Resort Hotel Lobby



Elite Palace



The Olive

CONVENTIONS

Genting International Convention Centre spanning over 150,000 square feet of conference space including 18 meeting rooms, a Grand Ballroom, 3 Convention Halls and a Business Centre continued to attract local and international MICE (Meetings, Incentives, Conventions and Exhibitions) sectors during the year under review.

A total of 2,654 functions were held at the Resort in 2007. Among the major conventioneers were Prudential Assurance, Nasa Oil Dealers, Sunshine Empire and Crown Vision International.

FOOD & BEVERAGE

The Group operates 43 food and beverage ("F&B") outlets, which catered to over 13 million covers during the year under review. Together with other third-party F&B outlets, there are over 90 F&B outlets at the Resort offering a wide range of dining options from local to international cuisines.

Along with the upgrading of hotel rooms and facilities, several F&B outlets have also undergone renovation and refurbishment exercises to offer better dining experiences.

Imperial Rama re-opened its door in September 2007. The makeover saw the outlet boasting a contemporary look that exudes a luxurious ambience that is both inviting and relaxing. The Group has added three private dining rooms with dining capacity of 12 persons each room, fully furnished with sofa sets and a plasma television for guests' dining pleasure.

Good Friends Restaurant and ***Good Friends Express*** re-opened in November 2007, revealing contemporary Chinese eye-catching features where diners can look forward to more delectable experience.

World Club Lounge, located at 24th floor of Tower 1, First World Hotel, was refurbished to enhance the dining environment for its exclusive World Club guests.

In conjunction with the **Malaysian International Gourmet Festival** event, world-renowned Michelin Star Chefs from Switzerland, France and Italy were especially flown in to present the Michelin Star Dining at ***The Olive*** from October to December 2007. The exclusive gastronomy experience was presented by Michelin Star Chefs, led by Chef Anton Mosimann, together with Chef Eric Danger, Chef Arnaud Lallement, Chef Christian Moine and Chef Donatella Zampoli. Chef Anton Mosimann, who is dubbed the King of Kitchens and the youngest Maitre Chef de Cuisine at London's Dorchester Hotel, earned his two Michelin Stars during his 13-year tenure at the hotel, making it the first ever establishment outside France to do so.

A Chinese Master Chef was flown in from the famous Tung Lok Group, Singapore to showcase his culinary skills to commemorate the newly renovated ***Imperial Rama*** and ***Elite Palace***.

Our team of chefs also attained great achievements in the "Culinaire Malaysia 2007", which was held at the Kuala Lumpur Convention Centre. The team had gone all out to bring back the winning glory to the Resort. The team bagged a total of 1 Gold, 5 Silver and 12 Bronze medals.

To cater to the increasing demand for Halal food, both ***Resort Café*** and ***Kampong Restaurant*** were awarded the "Halal" certification by Jabatan Agama Islam Negeri Pahang in August 2007.



Genting International Convention Centre

SHOPPING

First World Hotel & Plaza is Malaysia's highest and only leisure, shopping and entertainment venue that enjoys cool fresh highlands air. It consists of First World Hotel and First World Plaza, a shopping paradise with lines of food and beverages galore and vibrant entertainment venues.

First World Plaza offers a fun and exciting shopping experience at the peak, offering more than 50 retail shops, 60 food and beverage outlets, 25 fun rides, 6 vibrant themed boulevards and many more entertainment attractions all under one roof. The Plaza is popular with its beautiful architecture building designs which features the world famous landmarks such as ***Times Square, Universal Walk, Genting Walk, Covent Garden, Venice*** and other famous icons such as the ***Hollywood Oscar, the Statue of Liberty, Eiffel Tower, the Big Ben, Malaysia Petronas Twin Tower*** and ***the Golden Gate***. In line with the First World Plaza development, the newly refurbished First World Bus Terminal has now expanded to a huge satellite hub for daily buses from north, east and south Malaysia and direct coaches from Singapore as our continuous effort to provide convenience and comfort to visitors.

Among the many popular local and international fashion brand names in First World Plaza are Bonia, Padini, Giordano, Carlo Rino, Colours & Fragrances, Converse, Hush Puppies, Poney, Diadora, Soda, Blush, Bonita, World of Cartoon, Voir, G2000, Esprit, Nike, Adidas and Mango. Beside that, there are many other branded retail outlets such as The Body Shop, Osim, Lovely Lace, Travel for All, My News.com, Watson, England Optical, Speed Video, Purple Cane and many more.

Visitors would find a variety of food and beverage choices ranging from favourite cafes, fast food restaurants and fine dining restaurants such as The Kopitiam Foodhall, The Coffee Bean & Tea Leaf, Starbucks Coffee, Baskin Robbins, Kenny Roger Roasters, Pizza Hut, McDonald's, KFC, Burger King, the Market Food Street and The Ah Yat Abalone Forum Restaurant.

All year round, **Genting Times Square** has lined up various exciting performances and events to embrace its visitors such as popular Malaysian cultural dance and singing performances, international magic shows, famous local and international artiste showcases, festive celebration special, fashion shows and launch events.

Besides that, the **Universal Walk** is the busiest venue hosting numerous art and cultural showcases, fashion road shows and themed promotions such as Historical Malacca Handicraft, Shanghai Yuyuan Master Craftsmen Showcase, Thai Songkran Festival, Discovery of Malaysia in conjunction with the Malaysia 50th Independence Day, Lazo Diamond Jewellery Roadshow, Maxis 3G event, Poney Fashion Show and Fair, Osim Roadshow, Panasonic Roadshow and Christmas Wonderland Fair.

The Christmas's Eve and New Year Countdown parties have become the much-awaited annual events for revellers. Great live band music and dancing performances and the exciting pyrotechnic and confetti display became all possible - to have the Wildest Indoor Party celebration in First World Plaza.



Fun and entertainment at First World Plaza



Enjoy shopping at the First World Plaza





GENTING THEME PARK

Genting Theme Park, winner of the Hospitality Asia Platinum Awards (HAPA) Tourist Attraction of The Year 2007/2008 and certified with the Quality Management System Standards ISO 9001:2000 from Lloyd's Register Quality Assurance Ltd., persists in the pursuit of providing endless fun at the peak. With over 50 rides and attractions ranging from thrill, family and kiddy rides to the unique fun experience, the Resort attracts millions of theme park visitors every year.

In placing great significance as a one-stop family oriented theme park, Genting Theme Park has been introducing more rides and activities to family crowd, such as the all new experience to travel around the world in *Mini Train* in First World Indoor Theme Park and *Pirate Ship* for Outdoor Theme Park thrill seekers who attempt to tame the high seas.

With heart set on becoming the premier theme park in Malaysia, Genting Theme Park set out on the journey for continuous improvements of facilities and attractions. The ever-popular *Flying Jumbo, The Spinning Tea Cup, Rodeo Rider, Astro Fighter*, the go-karts used for the *Grand Prix Fun Kart* track, *Matahari Ferris Wheel* and Malaysia's first roller coaster, *Cyclone*, were refurbished to ensure that Genting Theme Park remains in excellent condition. To meet overwhelming response to the *Corkscrew* roller coaster ride, double-train concept was implemented to cater long queues.

Rainforest Splash Pool – Malaysia's only heated indoor water park at 2,000 metres above sea level, now offers rental of water scooters. More dinosaurs from Cretaceous Period and Jurassic Age come together at *Dinosaurland*, Outdoor Theme Park. All these are brought to our guests exclusively by Genting Theme Park in its commitment to be the best and the most popular theme park attraction in the region.

TRANSPORT AND INFRASTRUCTURE

The Resort, which is less than an hour's drive from Kuala Lumpur, is easily accessible via an excellent road network and highway infrastructure as well as by air.

Given today's competitive business environment, we realize it is imperative that we strive to maintain our exclusive commitment to our customers. Thus, esteemed Genting *WorldCard* members will be pampered with luxury a hundred miles off the ground as they travel on the new Gulfstream G450, the state-of-the-art private jet aircraft. Regarded as the Rolls Royce of the sky, members will be treated with luxurious pleasure and comfort in this technological masterpiece. The jet has made its maiden voyage from Kuala Lumpur to Phuket in Thailand and beginning early 2008, it will fly our premier customers all over the globe.

The Group has put continuous efforts into providing a safe, comfortable and convenient travel to and from the Resort. The Group has further expanded the bus services with the opening of two new bus stations - one in Kajang (Kompleks Perhentian Kajang) in June 2007 and another in Bandar Utama (1-Utama Shopping Centre) in December 2007. Similarly, to meet the growing base of our customers arriving via the Low Cost Carrier Terminal (LCCT), we have opened a new limousine service counter at the terminal in June 2007.

Keeping ahead of the times for the comfort, safety and higher expectations of our valued guests, the Group has also invested in upgrading its existing fleet to include two units of the latest Mercedes Benz S350 SEL, three units of Mercedes Benz S300L and five units of the latest Toyota Alphard models, bringing the total fleet to 47 limousines and 53 buses.

To further enhance the safety and customer service delivery standard of its drivers, the Group has also embarked on an ongoing advanced Defensive Driving Course and Professional Chauffeur's Etiquette Program for all its drivers.

The ***First World Hotel Bus Terminal*** resumed its operation in December 2007 after having closed for three months for upgrading. The upgrade has incorporated a LED display board and paging system to provide systematic traffic control ensuring efficient and smooth traffic flow especially during high volume tourist arrivals at the Resort. It also involved renovation of the passenger-waiting hall, construction of new stores and as well as a new roof for bus parking bays.


CLUB ELITE

Chauffer-driven Mercedes-Benz limousine



Newly acquired Gulfstream G450



Awana Genting



Awana Kijal

AWANA HOTELS & RESORTS
www.awana.com.my

The Awana brand, which comprises three beautifully designed resort hotels in Malaysia achieved an overall average occupancy rate of 69% in 2007 (2006: 65%).

Awana Genting Highlands Golf & Country Resort ("Awana Genting")

Renowned for its abundant green surroundings and crisp, cool air, **Awana Genting** is a refreshing getaway from the hustle and bustle of the city. Nestled in the country's largest and oldest mountain range, it is merely a 45-minute drive away from Kuala Lumpur and a stone's throw away from Genting – City of Entertainment.

The five-star highlands resort has 430 well-appointed guest rooms, 17 well-equipped function rooms with a grand ballroom and an 18-hole championship golf course. Situated 3,000 feet above sea level, Awana Genting has created its name as a popular haven for golfers, families, conventioneers and eco-sports lovers.

To bring the resort to a higher milestone in the outdoor sports activities, a new programme was introduced in June 2007, namely Sunrise & Sunset programme, which provides all in-house guests the opportunity to participate in exciting sports, fun and adventure activities, and unique customized programmes for free throughout their stay. In addition, the Resort had signed a Memorandum of Agreement with Open University Malaysia ("OUM") in October 2007. The OUM-Awana Green Campus enables OUM's students and staffs to use the Resort's facilities to conduct various team building and leadership programmes.

Awana Genting is a preferred MICE (Meetings, Incentives, Conventions and Exhibitions) venue for many government and corporate events.

The Buns Strabe, a new extension to the Lobby Lounge blends old and new architecture with the skilful utilization of colours, features a selection of hot and cold coffee by Austin Chase Coffee as well as boasts an extensive array of scrumptious food. It is certainly the perfect venue for a casual get-together. Awana Genting achieved a higher average occupancy rate of 72% in 2007 (2006: 61%).

Awana Kijal Golf, Beach & Spa Resort ("Awana Kijal")

Awana Kijal is a luxurious impressive five-star beach resort with 343 guest rooms and suites, with spectacular panoramic views of the South China Sea. Located in Terengganu (only 30 minutes from Cherating) in the fascinating East Coast of Peninsular Malaysia, Awana Kijal has become the premium deluxe resort destination for travellers from Malaysia and around the globe. Recognized as the No.1 Resort in The East Coast, it is specially designed along 7.6km of pristine beach for golf enthusiasts, land and water sports' extremists and nature lovers looking for an exciting holistic resort experience.

The most distinctive feature of the property, apart from the extensive beach of warm and golden sand, is the par-72 18-hole championship golf course, comprising the Rimba and Palma 9's.

For non-golfers, a wide selection of water and land sports activities are available such as jet-skiing, windsurfing, canoeing, "banana" boat riding, snorkelling, scuba-diving, bird-watching, nature walk and firefly-watching.

The Taman Sari Royal Heritage Spa offers spa treatment packages based on ancient Javanese massage and aromatherapy practices to relax and rejuvenate the body and mind.

Awana Kijal's MICE sector, which was the second largest contributor to revenue after the corporate sector, catered to several major conventioneers during the year under review, namely Amanahraya Berhad, HSBC, World Fish Centre and Pejabat Penerangan Malaysia. Awana Kijal recorded an average occupancy of 65% in 2007 (2006: 68%).

Awana Porto Malai, Langkawi ("Awana Porto Malai")

Situated on the south-western tip of mythical Langkawi, the island famed for its legends and duty-free status, **Awana Porto Malai** remains a popular holiday destination.

The 208-guest room Mediterranean-inspired resort caters to a wide segment of the market including tourists from Europe, East Asia and ever popular among Taiwan and China.

In 2007, Awana Porto Malai continued to be the official host venue for the Langkawi International Maritime and Aerospace Exhibition (LIMA). In the early part of the year, Awana Porto Malai was selected as a venue for the International "Global Meet" event, which was organized by the Ministry of Tourism, Malaysia.

To enhance the dining experience for visitors, Awana Porto Malai has reconceptualised and redesigned one of its dining rooms into Villa Rossi Restaurant, providing guests with alternative dining options in Italian and Continental cuisines. Awana Porto Malai recorded an average occupancy of 71% in 2007 (2006: 68%).



Awana Porto Malai

AWANA VACATION RESORTS DEVELOPMENT BHD ("AVRD")
www.awanavacation.com

Awana Vacation Resorts

AVRD is the Group's timeshare operator. Launched in August 1998, AVRD is growing steadily with 5,830 timeshare members as at 31 December 2007.

AVRD is affiliated with Resort Condominium International (RCI), providing AVRD's timeshare members with the access to more than 3,800 affiliated resorts in over 85 countries.

In addition, AVRD has direct exchange with resorts in Europe, Australia, China, India and Thailand, in addition to the Group's resort properties. AVRD is the proud winner of Best Brand in Leisure and Hospitality (Time Sharing) at the BrandLaureate - SME's Chapter Award.

E-COMMERCE AND IT DEVELOPMENT

The Group capitalises on the progress of Information Technology and e-Commerce to innovate and create exciting solutions to enhance the overall business operations.

WorldReservations Centre ("WRC"), the 230-seater call centre for Genting City of Entertainment received more bookings in 2007. About 2 million incoming calls were received, 12% higher than 2006. During the year, WRC expanded its services by managing and accepting reservations for timeshare properties of Awana Vacations.

With the increased in online sales by 23% in 2007, www.genting.com.my has proved to be a very successful online marketing channel for the Group. On a peak day, more than 29,000 unique visitors logged onto the website found it reliable and convenient.

First World Hotel launched its self check-in kiosk, the first solution among Malaysian hotels that empowers hotel guests to complete the entire check-in and check-out process unassisted. It automatically alerts for immediate housekeeping when a guest checks out.

WorldCard membership has increased to over 2.5 million in 2007 and now has over 650 participating merchants, covering more than 2,200 outlets throughout Malaysia, Singapore and Hong Kong.

The Worldcard membership self services kiosk, *iKiosk* was enhanced with new features such as guest pass issuance, online statement and redemption and other promotional capabilities for WorldCard members. *iKiosk* has received positive response from its members.

WorldCard
MALAYSIA • SINGAPORE • HONG KONG

eGENTING
www.genting.com.my

GENTING OneHub

The one-stop centre for reservations of rooms, shows, transport, cruises, flights and vacations located at Wisma Genting, Kuala Lumpur, Malaysia.
Tel : 603 2718 1118 Online : www.genting.com.my


Genting WorldCard Centre

Genting WorldCard Centre



Genting OneHub



DYMM Sultan Sharafuddin Idris Shah, Sultan of Selangor Darul Ehsan presenting the FIABCI Malaysia Property Award 2007 to Mr Lee Choong Yan, President of Resorts World Bhd.



YAB Dato' Seri Najib Tun Razak, Deputy Prime Minister of Malaysia presenting the MMVB Award to Mr Lee Choong Yan, President of Resorts World Bhd.

RECOGNITION

The Resort's growing list of international accolades and awards of excellence is testimony to its excellent achievements in the leisure and hospitality industry.

Major accolades received in 2007 were as follows:

- Genting Highlands Resort - **World's Leading Casino Resort and Asia's Leading Casino Resort** by World Travel Awards.
- Genting - Ranked No. 4 as **Malaysia's Most Valuable Brands 2007** by Association of Accredited Advertising Agents Malaysia.
- Genting Highlands Resort - **Best Resort** at TTG Travel Awards 2007 by TTG Asia Media.
- Genting Highlands Resort - **Best Resort Development** at FIABCI Malaysia Property Award 2007 by International Real Estate Federation (FIABCI) Malaysia.
- Hospitality Asia Platinum Awards 2007 by World Publishing Asia:
  Genting Highlands Resort - **Tourist Attraction of the Year** (Genting Theme Park)
  Genting Highlands Resort - **Chinese Cuisine Chef of the Year** (Chef Chan Kong Tun, Club Elite)
  Genting Hotel - **Family Resort of the Year**
  Highlands Hotel - **Specialty Restaurant of the Year** (Ming Ren)
- Awana Hotels & Resorts - **Best Brand in Leisure and Hospitality** at The BrandLaureate - SMEs Chapter Award 2007 by The BrandLaureate.
- Awana Vacation Resorts Development Bhd - **Best Brand in Leisure and Hospitality (Time Sharing)** at The BrandLaureate - SMEs Chapter Award 2007 by The BrandLaureate.



Resorts World Bhd
Best Brands in
Leisure and Hospitality
(The BrandLaureate Awards 2007)



Genting Highlands Resort
Best Resort
(TTG Travel Awards 2007)


WORLD
travel
AWARDS
2007
WINNER
World

Genting Highlands Resort
World's Leading Casino Resort
(World Travel Awards 2007)



Genting Highlands Resort
Winner of FIABCI Malaysia
Property Award 2007
under Resort Development category



Our corporate social responsibility ("CSR") programme reflects our position as a global leader in the leisure and hospitality industry providing responsible world-class entertainment within a sustainable business environment. We aim to surpass industry standards in all aspects of management, operations and procedures in the areas of Environment, Marketplace, Workplace and Community. We also ensure that we fulfill our core responsibilities to all our stakeholders.

ENVIRONMENT

Right from the beginning, the Group has shown tremendous respect for the environment in the Resort. Despite building a resort complex of this magnitude, we are proud of our strong environmental record based on policies of minimal impact on the environment and environmentally sound policies.

The Group has an ongoing policy of environmental protection and conservation. From the outset, the development of the Resort was intentionally confined to just two areas to preserve the surrounding forest. The main development sits on a 33.6-hectare area on the hilltop and 105-hectare area at the mid-hill level.

Our projects at the Resort have been strategically designed to minimise the use and clearing of land for development. The construction methods used are eco-friendly such as the use of hand-dug caisson methods which do not require extensive clearing to create platforms for piling. Careful planning has also been adopted to minimise the impact on the natural environment of the Resort. We have used bridges and overhanging structures on steep sections of the roads to minimise cutting of slopes and felling of trees.

We have achieved marked reductions in infrastructure needs by concentrating our development. As a result, the major portion of our forest concession at the Resort is preserved and approximately 96% of the 4,297 hectares is still virgin forest. The Group maintains a stringent policy of "no logging" on our land-bank at the Resort.

Our environmental management systems are constantly being reviewed and adapted to improve the quality of the environment. For example, we use environmentally friendly waste disposal systems including composting and have converted from environmentally hazardous diesel to electrical water pumps for our water treatment system. This reduced our direct energy use from this source by 100% and converted to indirect energy use which can be monitored and reduced more effectively.

Within our hotels, facilities and staff quarters, we continually monitor air emissions to ensure compliance with the IAQ (Indoor Air Quality) guidelines.

Energy, water consumption and waste production are also monitored to ensure the growth rate is lower than the growth rate of our business. Last year we achieved a 3% reduction in total water use and a 40% reduction in waste, which is now around 18,000 tonnes per annum.

We have also introduced a number of initiatives to reduce our energy consumption. These include rescheduled operating hours for water catchment motors, laundry facilities and generator settings for our Sky Venture facility to avoid times of maximum electricity demand. We have installed energy saving light bulbs in all 10,000 guest rooms and other hotel facilities. Timers are used on fixed lighting and sensor lighting is installed at common kitchens and staff quarters to ensure that lights are switched off when the rooms are not in use. We have reduced blowdown frequency and the number of boilers in operation. We have also improved steam piping and steam trap leaks management to improve efficiency.

The Group has implemented the "Integrated Management System" comprising Environmental Management System, Quality Management System and Occupational Health & Safety Assessment Series (OHSAS) for the purpose of improving the quality of services with special focus on environment and safety of all stakeholders. Our Theme Park operations are certified to ISO9001:2000 standards.

The Group runs Environmental Impact Assessments before starting all major projects. These are carried out by independent consultants for all the Group projects in accordance with the Environmental Quality Act and the respective approvals were obtained from the relevant authorities.

MARKETPLACE

In an effort to instill CSR with all our business associates, our terms and conditions require contractors to contribute to SOCSO/Workers' Compensation Insurance, Employee Provident Funds and other contributions for the benefits of their employees.

Our standard supplier contracts require conformity to the Environmental Control Act 1974 to ensure no releases, emissions, discharges or disposal of radioactive, toxic or harmful substances, chemicals, pollutants, contaminants or other waste of any form on or under our sites.

Our standard and specific terms and conditions require all of our contractors and subcontractors to comply with our Occupational Safety and Health Act 1994 requirements. These ensure that their employees shall always comply with good safety practices and be properly attired with safety devices as required by law.

The Group assists suppliers to understand our policies with on-site demonstrations and visits, supplier purchasing charters and briefings for suppliers before contracts are conducted. We have a policy to promote local sourcing of products and services especially in preventative maintenance, renovations and refurbishments, repairs and support and consultancy for professional services.

In providing our services to our guests, we adopt the highest standards of product responsibility. Customer satisfaction surveys are conducted regularly. In addition we use Service Judges, Focus Groups and our Service Standard (TQM) System to monitor and maintain high quality service for our guests.


Service
Excellence
Attentive
Passion

"WeXL Exemplary Service Model" employees posing by the poster after receiving their awards.

WORKPLACE

As at 31 December 2007, the Group has a total workforce of approximately 13,400 employees.

Staff development and training are central to our Human Resources ("HR") policies. In 2007, over 11,000 employees underwent training beyond induction. A key focus was on enhancing customer service. Our front liners were trained to deliver service par excellence to our guests, while our supervisors and managers underwent training in managing services. Safety and ISO awareness were also emphasised to enhance our commitment to professionalism.

Benefits extended to all employees include health and accident insurance, disability insurance and maternity/paternity leave. We also offer staff quarters and meals, sports facilities, counselling and ongoing learning and study leave options on a company-wide basis.

Development programmes on core competencies were also organized for our executives. The 19th Senior Managers' Conference was held at The Datai, Langkawi and the theme "Growing Profitability in a Highly Competitive Environment" was adopted. The 14th Resorts World Bhd Group HR Conference was held at Awana Porto Malai, Langkawi, to deliberate and adopt the 2007 - 2008 HR initiatives towards "Service Excellence - Our Competitive Advantage". Team-building sessions were held in departments to promote *esprit de corps* and bonding among the team members.

To ensure that the returns on training investments are realized, the Kirkpatrick's *evaluation model* was adopted where trainees were evaluated based on observations of skills transfer and application on the job. Employees moving up the career ladder were assessed to ensure they possess the required competencies and qualities for their next job level. The process is linked to our performance management system: *rewards for performance.*

In August 2007, we inaugurated the Hotel Management Trainee programme to provide career and growth opportunities for high potential hotel employees. This initiative is also part of our efforts to retain talent. The programme fast tracks those hotel employees who hold at least diploma qualifications and who have been identified as potential Executives. The trainees undergo a rigorous 12-month training programme with exposure to various hotel functions. Upon completion, they are evaluated to measure their readiness for Group positions. A total of 13 candidates participated in the programme last year. As part of our branding initiative, these opportunities were also extended to external candidates from selected colleges and universities.

As an ongoing exercise to inject quality fresh graduates into our talent pool, a total of 29 management trainees were engaged to undergo a structured development programme for succession into managerial positions in the future.

The HR Department will continue to focus on people development in our continuous effort to raise our service and skill levels to ensure a steady supply of talent for now and the future.

Some of our employees belong to our staff trade union ("RWEU") and our executive employees are represented by the Executive Consultative Committee ("ECC"). Regular monthly meetings are held with RWEU and ECC over any organizational changes. Wherever organizational changes impact a particular department, briefings are held directly with employees concerned. Recent talks held have covered new appointments to key positions and new departmental reporting lines.

Health & Safety is given the highest priority within our operations. Our management systems conform to MS1722:2003 (Malaysian Standards) and cover fire risks, contagious diseases, environmental air quality, workplace safety and emergency evacuation readiness.

We have achieved low accident rates mainly involving minor incidents such as minor cuts from cutlery.



HR Department Football Closed Competition at Awana Genting



19th Senior Managers Conference



YA Bhg Tun Mohammed Hanif Omar (third from left) presenting "Genting and Nanyang 50th National Day Message Cards" to YAB Dato' Seri Abdullah Hj Ahmad Badawi, Prime Minister of Malaysia on 30 August 2007, witnessed by YB Datuk Paul Leong (second from left), Nanyang Press Group Chairman.


GENTING

Y Bhg Tan Sri Lim Kok Thay (right) presenting mock cheque to YAB Dato' Seri Mohd Najib Tun Abdul Razak, Deputy Prime Minister of Malaysia for Pekan Fest 2007 on 4 May 2007.

COMMUNITY

The Group's community investment contributions are in line with our philosophy to contribute to the betterment of the society in which we operate. They fall within a clear set of priority areas.

Infrastructure Support and Services to Local Communities: In this aspect, the Group rendered monetary support for St. John Ambulans Malaysia - 24-Hour Highway Emergency Ambulance Service; Negeri Sembilan Chinese Maternity Hospital, a non-profit private hospital with 75 beds that was established 75 years ago that offers health services to the community at a minimum charge; and Jawatankuasa Pembinaan Tokong Shin Zhuin Temple, Kuantan to help complete the work of the temple, which has become a central meeting point for the local community. The Group also rendered financial support and essential supplies to the Pahang flood victims during the flood calamity.

Our community investments are aligned with the National Development Goals and the UN Millennium Development Goals especially Goal 6 which is to combat that fatal diseases. Health and medical related causes and organisations that we have supported include the Malaysian AIDS Foundation, Majlis Kanser Nasional (MAKNA), Cancerlink Foundation, PRIDE Foundation (breast cancer) and a number of other foundations supporting liver and kidney ailments.

Youth Development including Persatuan Pedagang dan Pengusaha Melayu Malaysia (PERDASAMA) to organise skills and entrepreneurship seminar to help SPM leavers opportunity to train in a specialised field. Perkhemahan Kor Kadet Polis Peringkat Kebangsaan for which we sponsored over 100 students from various schools in Pahang to participate in the National Police Cadet Camp with the help of the State Police of Pahang.

Education: We provided support in monetary terms and in-kind to many schools to enhance the quality of education to their community. These include Sekolah Kebangsaan Sri Layang, Bentong District Education Office, SJK (C) Bukit Tinggi, Sekolah Kebangsaan Kg. Kuantan, Batang Kali, SMK Khai Mun, Bentong, Yayasan Pendidikan Kota Tinggi, Sekolah Kebangsaan Taman Maluri, Universiti Kebangsaan Malaysia and Kolej Tuanku Ja'afar.

Underprivileged and Disability Groups: The Group is an ardent supporter of the underprivileged and disabled. During 2007, more than 70 separate disability groups received monetary donations. This aside, the Resort has so far played host to 25 children's home and two old folk's home, totalling over 1,100 disadvantaged children and senior citizens in 2007.

Sports: We have contributed in cash and in kind to various sporting organisations to help organise sports activities in the country. These include Le Tour de Langkawi, the Selangor Tennis Association - Junior Development Programme 2007, the Kuala Lumpur International Marathon in collaboration with Kuala Lumpur City Hall, the Genting Masters Golf Tournament with the Malaysian Professional Golfers' Association (MPGA), the Football Association of Malaysia (FAM) and YDSM - PENN Endurance Challenge 2007, a qualifying leg for competitors of the International Federation for Equestrian (FBI) World Endurance Championship 2007.

Culture and Arts: The Group does its fair share of promoting culture and arts in the society. In 2007, in collaboration with several organisations, we sponsored several events including Urmi, an adaptation of Shakespeare's The Tempest by Masakini Theatre Company. The Charity Theatre Presentation night was also for the benefit of Kelantan Disabled Foundation, a non-profit organisation that provides rehabilitation, education, socio-economic assistance, vocational training centre and computer classes free of charge to disabled people. Mystical Steppes: Along the Silk Road the Premiere Night proceeds were channelled to Yayasan Raja Muda Selangor, Alzheimer's Disease Foundation and Hospis Malaysia and Malaysian Youth Orchestra Foundation (MYOF) Young Musicians Fund Raising Performance where the proceeds were donated to the National Autistic Society of Malaysia (NASOM).

It is the policy of the Company to manage the affairs of the Group in accordance with the appropriate standards for good corporate governance. Set out below is a statement on how the Company has applied the principles and complied with the best practices as set out in the Malaysian Code on Corporate Governance ("the Code").

A. DIRECTORS

(i) The Board

The Board has overall responsibility for the proper conduct of the Company's business. The Board meets on a quarterly basis and additionally as required. The Board has a formal schedule of matters specifically reserved for its decision, including overall strategic direction, annual operating plan, capital expenditure plan, acquisitions and disposals, major capital projects and the monitoring of the Group's operating and financial performance.

Formal Board Committees established by the Board in accordance with the Code namely, the Audit Committee, Nomination Committee and Remuneration Committee assist the Board in the discharge of its duties.

During the year under review, eight meetings of the Board were held and all Directors have complied with the requirements in respect of board meeting attendance as provided in the Articles of Association.

The details of Directors' attendances are set out below:

Name of Directors	Number of Meetings Attended
Tan Sri Lim Kok Thay	7 out of 8
Tun Mohammed Hanif bin Omar	7 out of 8
Tan Sri Alwi Jantan	8 out of 8
Mr Quah Chek Tin	8 out of 8
Tan Sri Dr. Lin See Yan	8 out of 8
Tan Sri Wan Sidek bin Hj Wan Abdul Rahman	8 out of 8
Tan Sri Clifford Francis Herbert	8 out of 8
General (R) Tan Sri Mohd Zahidi bin Hj Zainuddin	5 out of 8

(ii) Board Balance

The Board has eight members, three executive Directors and five non-executive Directors. Four of the five non-executive Directors are independent non-executive Directors. The Directors have wide ranging experience and all have occupied or currently occupy senior positions in the public and/or private sectors. The independent non-executive Directors provide a strong independent element on the Board with Tan Sri Wan Sidek bin Hj Wan Abdul Rahman as the senior independent non-executive Director to whom concerns may be conveyed. Three of the independent non-executive Directors also participate in the Audit, Remuneration and Nomination Committees as members of these Committees.

The Board is mindful of the dual roles of Chairman and Chief Executive held by Tan Sri Lim Kok Thay but is of the view that there are sufficient experienced and independent-minded Directors on the Board to provide the assurance that there is sufficient check and balance. Also, the dual roles have to a certain extent been balanced by the presence of Tun Mohammed Hanif bin Omar as Deputy Chairman.

A brief profile of each of the Directors is presented on pages 8 to 10 of this Annual Report.

(iii) Supply of Information

Notice of meetings, setting out the agenda and accompanied by the relevant Board papers are given to the Directors in sufficient time to enable the Directors to peruse, obtain additional information and/or seek further clarification on the matters to be deliberated.

As a Group practice, any Director who wishes to seek independent professional advice in the furtherance of his duties may do so at the Group's expense. Directors have access to all information and records of the Company and also the advice and services of the Company Secretary.

(iv) Appointments to the Board

The Nomination Committee comprising entirely of independent non-executive Directors is responsible for identifying and recommending to the Board suitable nominees for appointment to the Board and Board Committees.

On appointment, Directors are provided with information about the Group and are encouraged to visit the sites of the Group's operating units and meet with key senior executives.

All the Directors have attended the Mandatory Accreditation Programme and are also encouraged to attend courses whether in-house or external to help them in the discharge of their duties.

A. DIRECTORS (cont'd)

(iv) Appointments to the Board (cont'd)

The following are the courses and training programmes attended by the Directors in 2007:

	NAMES OF DIRECTORS							
COURSES	**Tan Sri Lim Kok Thay**	**Tun Mohammed Hanif bin Omar**	**Tan Sri Alwi Jantan**	**Mr Quah Chek Tin**	**Tan Sri Wan Sidek bin Hj Wan Abdul Rahman**	**Tan Sri Dr. Lin See Yan**	**Tan Sri Clifford Francis Herbert**	**Gen. (R) Tan Sri Mohd Zahidi bin Hj Zainuddin**
Training on BASEL II								√
TED 2007 : "Icons. Geniuses. Mavericks."	√							
How to Find the Land Mines in Financial Accounts (Pre-Conference Workshop) - Finding the Land Mines in Financial Accounts : A Guide for Audit Committees								√
Audit Committees : Crucial Updates 2007								√
Directors' Continuing Education Programme 2007			√					
International Financial Reporting Standards (IFRS) Implementation Issues and Development				√		√	√	
Tax Highlights & Implications - MIFC by PricewaterhouseCoopers		√						
Enterprise Agenda for PLC Directors - In House Training Programme					√			
1/2 Day Workshop on Understanding and Making Effective Use of Financial Statements								√
Audit Committee Forum • Meeting New Audit Committee Challenges								√
Improving Board Performance, Leadership & Governance								√
Amendment to Companies Act							√	√
Tax Seminar - The 2008 Budget				√				√
G2E 2007 - NCRG Conference on Gambling and Addiction - G2E Leadership Academy	√							
Reading, Interpreting & Analysing Annual Financial Statements				√	√		√	√
Key Performance Indicators (KPI), Balanced Scorecard (BSC) and Goal Alignment						√		
Appraising Board Performance						√		
Great Eastern Life Workshop (Board Retreat)						√		

(v) Re-election

The Articles of Association of the Company provides that at least one-third of the Directors are subject to retirement by rotation at each Annual General Meeting and that all Directors shall retire once in every three years. A retiring Director is eligible for re-election. The Articles of Association also provides that a Director who is appointed by the Board in the course of the year shall be subject to re-election at the next Annual General Meeting to be held following his appointment.

Directors over seventy years of age are required to submit themselves for re-appointment annually in accordance with Section 129(6) of the Companies Act, 1965.

B. DIRECTORS' REMUNERATION

The Remuneration Committee comprising three independent non-executive Directors and one executive Director is responsible for making recommendations to the Board on the remuneration packages of executive Directors and members of Board Committees. In making recommendations to the Board, information provided by independent consultants and appropriate survey data are taken into consideration. The Board as a whole determines the level of fees of non-executive Directors and executive Directors. Directors' fees are approved at the Annual General Meeting by the shareholders. Directors do not participate in decisions regarding their own remuneration packages.

The Remuneration Committee met twice during the financial year.

Details of the Directors' remuneration are set out in the Audited Financial Statements on pages 61 to 62 of this Annual Report. In the interest of security, additional information have not been provided other than the details stipulated in the Listing Requirements of Bursa Malaysia Securities Berhad.

C. SHAREHOLDERS

The Group acknowledges the importance of timely and equal dissemination of material information to the shareholders, investors and public at large. The Company's Annual General Meeting remains the principal forum for dialogue with shareholders. Shareholders are encouraged to participate in the proceedings and to ask questions about the resolutions being proposed and the operations of the Group.

The Group maintains a corporate website at www.resortsworld.com which provides information relating to annual reports, press releases, quarterly results, announcements and corporate developments.

The Group also participates in investor forums held locally and abroad and also organises briefings and meetings with analysts and fund managers to give them a better understanding of the businesses of the Group.

D. ACCOUNTABILITY AND AUDIT

(i) Financial Reporting

The Board aims to ensure that the quarterly reports, annual financial statements as well as the annual review of operations in the annual report are presented in a manner which provides a balanced and understandable assessment of the Company's performance and prospect.

The Directors are also required by the Companies Act, 1965 to prepare financial statements for each financial year which have been made out in accordance with the Financial Reporting Standards, the Malaysian Accounting Standards Board ("MASB") Approved Accounting Standards for Entities Other than Private Entities in Malaysia and which give a true and fair view of the state of affairs of the Group and of the Company at the end of the financial year and of the results and the cash flows of the Group and of the Company for the financial year ended on that date.

A statement by the Board of its responsibilities for preparing the financial statements is set out on page 81 of this Annual Report.

(ii) Internal Control

The Board is responsible for the Group's system of internal control and risk management and for reviewing its adequacy and integrity. While acknowledging their responsibility for the system of internal control, the Directors are aware that such a system is designed to manage rather than eliminate risks and therefore cannot provide an absolute assurance against material misstatement or loss.

To assist the Board in maintaining a sound system of internal control for the purposes of safeguarding shareholders' investment and the Group's assets, the Group has in place, an adequately resourced internal audit department. The activities of this department which reports regularly to the Audit Committee provides the Board with much of the assurance it requires regarding the adequacy and integrity of the system of internal control. As proper risk management is a significant component of a sound system of internal control, the Group has also put in place a risk management process to help the Board in identifying, evaluating and managing risks.

(iii) Relationship with Auditors

The Company through the Audit Committee, has an appropriate and transparent relationship with the external auditors. In the course of audit of the Group's financial statements, the external auditors have highlighted to the Audit Committee and the Board, matters that require the Board's attention. All Audit Committee meetings are attended by the external auditors for purposes of presenting their audit plan and report and for presenting their comments on the audited financial statements.

E. OTHER INFORMATION

(i) Material Contracts

Material Contracts of the Company and its subsidiaries involving Directors and substantial shareholders either subsisting at the end of the financial year or entered into since the end of the previous financial year are disclosed in Note 42 to the financial statements under "Significant Related Party Disclosures" on pages 76 to 78 of this Annual Report.

(ii) SHARE BUY-BACK

The details of the Company's Share Buy-Back exercises for the financial year ended 31 December 2007 are as follows:

Schedule of Share Buy-Back for the Financial Year Ended 31 December 2007

Monthly Breakdown	No. of Shares Purchased & Retained As Treasury Shares	Purchase Price Per Share Lowest (RM)	Purchase Price Per Share Highest (RM)	Average Cost Per Share (RM)	Total Cost (RM)
July	33,178,400	4.04	4.50	4.330	144,088,296
August	50,101,900	3.18	4.10	3.785	190,227,350
September	-	-	-	-	-
October	21,979,300	3.70	3.88	3.797	83,709,530
November	15,864,600	3.64	3.78	3.717	59,160,020
December	-	-	-	-	-
Total	121,124,200			3.928	477,185,196

During the financial year, all the shares purchased by the Company were retained as treasury shares. As at 31 December 2007, the number of treasury shares is 121,124,200.

AUDIT COMMITTEE

The Audit Committee ("Committee") was established on 26 July 1994 to serve as a Committee of the Board.

MEMBERSHIP

The present members of the Committee comprise:

Tan Sri Clifford Francis Herbert	Chairman/Independent Non-Executive Director
Tan Sri Wan Sidek bin Hj Wan Abdul Rahman	Member/Independent Non-Executive Director
Tan Sri Dr. Lin See Yan	Member/Independent Non-Executive Director
Mr Quah Chek Tin	Member/Non-Independent Non-Executive Director

ATTENDANCE AT MEETINGS DURING THE FINANCIAL YEAR 2007

The Committee held a total of *eight (8) meetings. Details of attendance of the Committee members are as follows:

Name of Member	Number of Meetings Attended
Tan Sri Clifford Francis Herbert	*8
Tan Sri Wan Sidek bin Hj Wan Abdul Rahman	*8
Tan Sri Dr. Lin See Yan	*8
Mr Quah Chek Tin	*8
Tan Sri Lim Kok Thay *(Resigned on 19 November 2007)*	3

** The total number of meetings is inclusive of the special meeting held between members of the Committee who are non-executive Directors of the Company and representatives of the external auditors, PricewaterhouseCoopers without the presence of any Executive Director.*

SUMMARY OF ACTIVITIES DURING THE FINANCIAL YEAR 2007

The Committee carried out its duties in accordance with its Terms of Reference.

The main activities carried out by the Committee were as follows:

i) considered and approved the internal audit plan for the Company and the Group and authorised resources to address risk areas that have been identified;

ii) reviewed the internal audit reports for the Company and the Group;

iii) reviewed the external audit plan for the Company and the Group with the external auditors;

iv) reviewed the external audit reports for the Company and the Group with the external auditors;

v) reviewed the quarterly reports of the Company and of the Group, focusing particularly on:

(a) changes in or implementation of major accounting policy changes;
(b) significant and unusual events; and
(c) compliance with accounting standards and other legal requirements;

vi) reviewed related party transactions of the Company and of the Group;

vii) reviewed the proposed audit fees for the external auditors in respect of their audit of the Group and the Company;

viii) considered the re-appointment of the external auditors for recommendation to the shareholders for their approval;

ix) reviewed the Financial Statements of the Group and of the Company for the financial year ended 31 December 2006; and

x) reviewed the reports submitted by the Risk and Business Continuity Management Committee of the Company.

INTERNAL AUDIT FUNCTION AND RISK MANAGEMENT PROCESS

The Group has an adequately resourced internal audit department to assist the Board in maintaining a sound system of internal control. The internal audit department reports to the Committee and is independent of the activities it audits. The primary role of the department is to undertake regular and systematic review of the systems of internal control so as to provide sufficient assurance that the Group has sound systems of internal control and that established policies and procedures are adhered to and continue to be effective and satisfactory.

As proper risk management is a significant component of a sound system of internal control, the Group has also put in place a risk management process to help the Board in identifying, evaluating and managing risks.

TERMS OF REFERENCE

The terms of reference of the Committee were revised by the Board of Directors of the Company on 28 February 2008 in line with the amendments to the Malaysian Code on Corporate Governance and the Listing Requirements of Bursa Malaysia Securities Berhad ("Bursa Securities").

The Committee is governed by the following terms of reference, as revised:

1. **Composition**

(i) The Committee shall be appointed by the Board from amongst the Directors excluding Alternate Directors; shall consist of not less than three members, all of whom are non-executive directors with a majority of them being independent Directors; and at least one member of the audit committee:

(a) must be a member of the Malaysian Institute of Accountants; or

(b) if he is not a member of the Malaysian Institute of Accountants, he must have at least 3 years' working experience and:

(aa) he must have passed the examinations specified in Part I of the 1st Schedule of the Accountants Act 1967; or

(bb) he must be a member of one of the associations of accountants specified in Part II of the 1st Schedule of the Accountants Act 1967; or

TERMS OF REFERENCE (cont'd)

1. Composition (cont'd)

(c) fulfills such other requirements as prescribed or approved by Bursa Securities.

The Chairman shall be an independent Director elected by the members of the Committee.

(ii) In the event of any vacancy in the Committee resulting in the non-compliance of paragraph (i) above, the Board must fill the vacancy within 3 months.

(iii) The term of office and performance of the Committee and each of its members shall be reviewed by the Board at least once every 3 years to determine whether the Committee and its members have carried out their duties in accordance with their terms of reference.

2. Authority

The Committee is granted the authority to investigate any activity of the Company and its subsidiaries within its terms of reference, and all employees are directed to co-operate as requested by members of the Committee. The Committee is empowered to obtain independent professional or other advice and retain persons having special competence as necessary to assist the Committee in fulfilling its responsibility.

3. Responsibility

The Committee is to serve as a focal point for communication between non-Committee Directors, the external auditors, internal auditors and the Management on matters in connection with financial accounting, reporting and controls. The Committee is to assist the Board in fulfilling its fiduciary responsibilities as to accounting policies and reporting practices of the Company and all subsidiaries and the sufficiency of auditing relative thereto. It is to be the Board's principal agent in assuring the independence of the Company's external auditors, the integrity of the management and the adequacy of disclosures to shareholders.

If the Committee is of the view that a matter reported to the Board has not been satisfactorily resolved resulting in a breach of the Bursa Securities Listing Requirements, the Committee shall promptly report such matter to Bursa Securities.

4. Functions

The functions of the Committee are to review:

i) with the external auditors, their audit plan;

ii) with the external auditors, their evaluation of the system of internal accounting controls;

iii) with the external auditors, their audit report and management letter (if any);

iv) the assistance given by the Company's officers to the external auditors;

v) the adequacy of the scope, functions, competency and resources of the internal audit functions and that it has the necessary authority to carry out its work;

vi) the internal audit programme, processes, the results of the internal audit programme, processes or investigation undertaken and whether or not appropriate action is taken on the recommendations of the internal audit function;

vii) the quarterly results and year end financial statements, prior to the approval by the Board, focusing particularly on:

(a) changes in or implementation of major accounting policy changes;
(b) significant and unusual events; and
(c) compliance with accounting standards and other legal requirements;

viii) any related party transaction and conflict of interest situation that may arise within the Company or Group including any transaction, procedure or course of conduct that raises questions of management integrity; and

ix) consider the nomination, appointment and re-appointment of external auditors; their audit fees; and any questions on resignation, suitability and dismissal.

5. Meetings

i) The Committee is to meet at least four times a year and as many times as the Committee deems necessary.

ii) In order to form a quorum for any meeting of the Committee, the majority of members present must be independent.

iii) The meetings and proceedings of the Committee are governed by the provisions of the Articles of Association of the Company regulating the meetings and proceedings of the Board so far as the same are applicable.

iv) The head of finance and the head of internal audit shall normally attend meetings of the Committee. The presence of a representative of the external auditors will be requested, if required.

v) Upon request by the external auditors, the Chairman of the Committee shall convene a meeting of the Committee to consider any matters the external auditors believe should be brought to the attention of the Directors or Shareholders of the Company.

vi) At least twice a year, the Committee shall meet with the external auditors without the presence of any executive Director.

vii) Whenever deemed necessary, meetings can be convened with the external auditors, internal auditors or both, excluding the attendance of other directors and employees.

6. Secretary and Minutes

The Secretary of the Committee shall be the Company Secretary. Minutes of each meeting are to be prepared and sent to the Committee members, and the Company's Directors who are not members of the Committee.

The Board's Responsibilities

In relation to internal control, pursuant to the requirements under the Malaysian Code on Corporate Governance for companies listed on the Bursa Malaysia Securities Berhad ("Bursa Securities"), the Board of Directors ("the Board") acknowledges their responsibility under the Bursa Securities Listing Requirements to: -

- Identify principal risks and ensure implementation of appropriate control measures to manage the risks.
- Review the adequacy and integrity of the internal control system, management information systems and systems for compliance with applicable laws, regulations, rules, directives and guidelines.

It should be noted that an internal control system is designed to manage risks rather than eliminate them and can provide only reasonable but not absolute assurance against any material misstatement or loss.

The Board confirms that there is an ongoing risk management process established to identify, evaluate, and manage significant risks to effectively mitigate the risks that may impede the achievement of the RWB Group of companies' ("the RWB Group") business and corporate objectives. The Board reviews the process on a regular basis to ensure proper management of risks and measures are taken to mitigate any weaknesses in the control environment.

The Risk Management Process

The RWB Group has implemented the Control Self-Assessment ("CSA") to formalise the risk management process. With the CSA, departments/business areas of the RWB Group are required to identify and evaluate controls within key functions/activities of their business processes.

The implementation of the risk management process for the RWB Group is the responsibility of the Executive Committee comprising the Executive Directors, the Business/Operations Heads of the RWB Group's operating units with oversight and assistance provided by relevant senior management staff of the holding company, Genting Berhad. The Risk and Business Continuity Management Committee ("RBCMC"), chaired by the Head of Finance ("SVP Finance"), further oversees the effectiveness of the risk management program.

The key aspects of the risk management process are:-

- Business/Operations Heads are required to update their risk profiles on a half yearly basis and in this regard issue a Letter of Assurance at the end of each second half yearly review to confirm that they have reviewed the risk profiles, risk reports and related business processes and are also monitoring the implementation of action plans.
- Reviews of the risk profiles, the control procedures and status of the action plans are carried out on a regular basis by the Head-Risk Management of the holding company and the Business/ Operation Heads.
- Management of the respective companies are provided with reports to enable them to review, discuss and monitor the risk profiles and implementation of action plans.
- On a quarterly basis, a risk report detailing significant risk issues and control measures implemented or to be implemented to deal with the risks will be reviewed by the RBCMC prior to being tabled to the RWB Group Executive Committee.
- On a quarterly basis, a risk management report summarising the significant risks and/or the status of action plans are presented to the Audit Committee for review, deliberation and recommendation for endorsement/approval by the Board.

The Internal Control Processes

The other key aspects of the internal control process are:-

- The Board and the Audit Committee meet every quarter to discuss matters raised by Management of the RWB Group ("Management") on business and operational matters including potential risks and control issues.
- The Board has delegated their responsibilities to various committees established by the Board and Management to implement and monitor the Board's policies on controls.
- Delegation of authority including authorisation limits at various levels of Management and those requiring the Board's approval are documented and designed to ensure accountability and responsibility.
- Internal procedures and policies are clearly documented in manuals and reviewed and revised periodically to meet changing business, operational and statutory reporting needs.
- Performance and cash flow reports are provided to Management and the RWB Group Executive Committee to review and monitor the financial performance and cash flow position.
- Business/operating units present their annual budget which includes the financial and operating targets, capital expenditure proposals and performance indicators for approval by the RWB Group Executive Committee and the Board.
- A half yearly review of the annual budget is undertaken by Management to identify and where appropriate, to address significant variances from the budget.

Some weaknesses in internal control were identified for the year under review but these are not material weaknesses and hence have not been included in this statement, as these weaknesses have not materially impacted the business or operations of the RWB Group.

Business continuity management is regarded to be an integral part of the RWB Group's risk management process. In this regard, the RWB Group has commenced implementation of business continuity plans to minimise business disruptions in the event of potential failure of critical IT systems and operational processes. The documentation of the business continuity plan for the RWB Group's core business operations has been completed.

The Internal Audit Function

The Internal Audit function is outsourced to the Group Internal Audit Division ("Group Internal Audit") of the holding company, which is responsible for undertaking regular and systematic review of the internal controls to provide the RWB Group Audit Committee and the Board with sufficient assurance that the systems of internal control are effective in addressing the risks identified.

On a quarterly basis, Group Internal Audit submits audit reports and plan status for review and approval by the RWB Group Audit Committee. Included in the reports are recommended corrective measures on risks identified, if any, for implementation by Management.

DIRECTORS' REPORT AND STATEMENT PURSUANT TO SECTION 169(15) OF THE COMPANIES ACT, 1965

The Directors of RESORTS WORLD BHD have pleasure in submitting their report together with their statement pursuant to Section 169(15) of the Companies Act, 1965 therein and the audited financial statements of the Group and of the Company for the financial year ended 31 December 2007.

PRINCIPAL ACTIVITIES

The Company is involved in a tourist resort business at Genting Highlands and its activities cover leisure and hospitality services, which comprise gaming, hotel, entertainment and amusement.

The principal activities of the subsidiaries include property development and management, leisure and hospitality services, investments, time share ownership scheme, tours and travel related services.

During the financial year, the Group ceased to have significant influence over an associate involved in the cruise and cruise related operation (See Note 20 to the financial statements).

Details of the principal activities of the subsidiaries are set out in Note 43 to the financial statements.

There have been no significant changes in the nature of the activities of the Group and of the Company during the financial year.

FINANCIAL RESULTS

	Group RM Million	Company RM Million
Profit before taxation	1,912.1	471.1
Taxation	(356.8)	(332.2)
Profit for the financial year	**1,555.3**	**138.9**

SHARE SPLIT

At an Extraordinary General Meeting held on 21 March 2007, the shareholders of the Company approved the subdivision of the issued and unissued ordinary shares of 50 sen par value each in the capital of the Company into ordinary shares of 10 sen par value each ("Share Split"). The Share Split was effected on 13 April 2007 and was completed with the listing and quotation of the new ordinary shares on the Main Board of Bursa Malaysia Securities Berhad on 16 April 2007.

TREASURY SHARES

The shareholders of the Company had granted a mandate to the Company to repurchase its own shares at the Annual General Meeting held on 21 June 2007.

During the financial year, the Company repurchased 121,124,200 ordinary shares of 10 sen each of its issued share capital from the open market at an average price of RM3.93 per share. The repurchase transactions were financed by internally generated funds. The shares repurchased are held as treasury shares and accounted for in accordance with the requirement of Section 67A of the Companies Act, 1965.

DIVIDENDS

Dividends paid by the Company since the end of the previous financial year were:

(i) a final dividend of 3.0 sen less 27% tax per ordinary share of 10 sen each amounting to RM125,066,979 in respect of the financial year ended 31 December 2006 was paid on 19 July 2007; and

(ii) an interim dividend of 2.88 sen less 27% tax per ordinary share of 10 sen each amounting to RM120,366,500 in respect of the financial year ended 31 December 2007 was paid on 22 October 2007.

The Directors recommend payment of a final dividend of 3.6 sen less 26% tax per ordinary share of 10 sen each in respect of the current financial year to be paid to shareholders registered in the Register of Members on a date to be determined later by the Directors. Based on the issued and paid-up capital less Treasury Shares of the Company as at the date of this report, the final dividend would amount to RM152,081,752.

RESERVES AND PROVISIONS

There were no other material transfers to or from reserves or provisions during the financial year other than as disclosed in the financial statements.

ISSUE OF SHARES, DEBENTURES AND SHARE OPTIONS

During the financial year, the Company issued:

(a) Before Share Split

(i) 1,271,000 new ordinary shares of 50 sen each for cash arising from the following exercise of options to take up unissued ordinary shares of the Company by executive employees pursuant to The Executive Share Option Scheme for Eligible Executives of Resorts World Bhd and its subsidiaries ("Scheme"). These options were granted prior to the current financial year.

Subscription Price Per Share RM	No. of Ordinary Shares of 50 sen each fully paid
10.32	1,158,000
8.50	11,000
9.49	102,000
	1,271,000

(ii) 30,031,338 new ordinary shares of 50 sen each arising from the conversion of RM382,900,000 zero coupon convertible notes due 2008 at RM12.75 per share.

(b) After Share Split

(i) 8,783,000 new ordinary shares of 10 sen each for cash arising from the following exercise of options to take up unissued ordinary shares of the Company by executive employees pursuant to the Scheme. These options were granted prior to the current financial year.

Subscription Price Per Share RM	No. of Ordinary Shares of 10 sen each fully paid
2.064	8,495,000
1.700	25,000
1.898	228,000
1.984	35,000
	8,783,000

ISSUE OF SHARES, DEBENTURES AND SHARE OPTIONS (cont'd)

(b) After Share Split (cont'd)

(ii) 191,882,307 new ordinary shares of 10 sen each arising from the conversion of RM489,300,000 zero coupon convertible notes due 2008 at RM2.55 per share.

All the abovementioned ordinary shares rank pari passu with the then existing ordinary shares of the Company.

There were no issue of debentures during the financial year.

The following Options to take up unissued ordinary shares in the Company, which have been granted to executive employees of the Group as specified in the Scheme, were outstanding as at 31 December 2007:

Option Number	Option Expiry Date	Subscription Price Per Share RM	No. of Unissued Shares
1/2002	11 August 2012	2.064	36,850,000
2/2002	11 August 2012	1.700	395,000
3/2004	11 August 2012	1.898	5,027,000
4/2005	11 August 2012	1.984	215,000
5/2005	11 August 2012	2.134	420,000
			42,907,000

The Scheme became effective on 12 August 2002 for a duration of 10 years terminating on 11 August 2012.

(a) The expiry date of the Options on 11 August 2012 shall apply unless the Options have ceased by reason of non compliance by the Grantee with the terms and conditions under which the Options were granted pursuant to the Scheme.

(b) (i) The Options granted can only be exercised by the Grantee in the third year from the Date of Offer and the number of new Shares comprised in the Options which a Grantee can subscribe for from the third year onwards shall at all times be subject to the following maximum:

Percentage of new Shares comprised in the Options exercisable each year from the Date of Offer

Year 1	Year 2	Year 3	Year 4	Year 5
-	-	12.5% rounded up to the next 1,000 shares	12.5% rounded up to the next 1,000 shares	12.5% rounded up to the next 1,000 shares
Year 6	**Year 7**	**Year 8**	**Year 9**	**Year 10**
12.5% rounded up to the next 1,000 shares	12.5% rounded up to the next 1,000 shares	12.5% rounded up to the next 1,000 shares	12.5% rounded up to the next 1,000 shares	12.5% or balance of all options allotted

(ii) Any new Shares comprised in an Option which is exercisable in a particular year but has not been exercised in that year, can be exercised in subsequent years within the Option Period, subject to the Scheme remaining in force.

(iii) In the event that an Eligible Executive becomes a Grantee after the first year of the Scheme, the Grantee shall always observe the two-year incubation period and the Options granted can only be exercised in the third year from the Date of Offer subject to the maximum percentage of new Shares comprised in the Options exercisable as stipulated above.

(c) The persons to whom the Options have been issued have no right to participate by virtue of the Options in any share issue of any other company.

DIRECTORATE

The Directors who served since the date of the last report are:

Tan Sri Lim Kok Thay*
Tun Mohammed Hanif bin Omar
Tan Sri Alwi Jantan
Mr Quah Chek Tin
Tan Sri Wan Sidek bin Hj Wan Abdul Rahman*
Tan Sri Dr. Lin See Yan*
Tan Sri Clifford Francis Herbert*
General (R) Tan Sri Mohd Zahidi bin Hj Zainuddin

* Also members of the Remuneration Committee

DIRECTORATE (cont'd)

According to the Register of Directors' Shareholdings, the following persons who were Directors of the Company at the end of the financial year have interests in shares of the Company; Genting Berhad, a company which owns 48.72% equity interest in the Company as at 31 December 2007; and Asiatic Development Berhad and Genting International P.L.C., both of which are subsidiaries of Genting Berhad, as set out below:

Interest in the Company

Shareholdings in the names of Directors	1.1.2007	Acquired/ (Disposed)	12.4.2007	Adjusted for the Share Split on 13.4.2007	Acquired/ (Disposed)	31.12.2007
	(No. of ordinary shares of 50 sen each)			(No. of ordinary shares of 10 sen each)		
Tan Sri Lim Kok Thay	50,000	-	50,000	250,000	1,410,000	1,660,000
Tun Mohammed Hanif bin Omar	1,000	63,000/ (63,000)	1,000	5,000	-	5,000
Tan Sri Alwi Jantan	72,000	63,000/ (5,000)	130,000	650,000	(110,000)	540,000
Mr Quah Chek Tin	1,000	-	1,000	5,000	-	5,000
Tan Sri Dr. Lin See Yan	-	50,000	50,000	250,000	50,000	300,000

Share Option in the names of Directors	1.1.2007	Offered/ (Exercised)	12.4.2007	Adjusted for the Share Split on 13.4.2007	Offered/ (Exercised)	31.12.2007
	(No. of unissued ordinary shares of 50 sen each)			(No. of unissued ordinary shares of 10 sen each)		
Tan Sri Lim Kok Thay	750,000	-	750,000	3,750,000	(1,410,000)	2,340,000
Tun Mohammed Hanif bin Omar	500,000	(63,000)	437,000	2,185,000	-	2,185,000
Tan Sri Alwi Jantan	374,000	(63,000)	311,000	1,555,000	-	1,555,000

Interest in Genting Berhad

Shareholdings in the names of Directors	1.1.2007	Acquired/ (Disposed)	12.4.2007	Adjusted for the Share Split on 13.4.2007	Acquired/ (Disposed)	31.12.2007
	(No. of ordinary shares of 50 sen each)			(No. of ordinary shares of 10 sen each)		
Tan Sri Lim Kok Thay	1,933,800	-	1,933,800	9,669,000	2,500,000/ (1,800,000)	10,369,000
Tun Mohammed Hanif bin Omar	200	63,000/ (63,000)	200	1,000	630,000	631,000
Mr Quah Chek Tin	1,000	-	1,000	5,000	315,000/ (315,000)	5,000

Interest of Spouse/Child of a Director^	15.8.2007	Acquired/ (Disposed)	31.12.2007
	(Number of ordinary shares of 10 sen each)		
Mr Quah Chek Tin	315,000	315,000	630,000

Share Option in the names of Directors	1.1.2007	Offered/ (Exercised)	12.4.2007	Adjusted for the Share Split on 13.4.2007	Offered/ (Exercised)	31.12.2007
	(No. of unissued ordinary shares of 50 sen each)			(No. of unissued ordinary shares of 10 sen each)		
Tan Sri Lim Kok Thay	1,000,000	-	1,000,000	5,000,000	(2,500,000)	2,500,000
Tun Mohammed Hanif bin Omar	500,000	(63,000)	437,000	2,185,000	(630,000)	1,555,000
Mr Quah Chek Tin	311,000	-	311,000	1,555,000	(315,000)	1,240,000

Interest in Asiatic Development Berhad

Shareholdings in the name of Director	1.1.2007	Acquired/ (Disposed)	31.12.2007
	(Number of ordinary shares of 50 sen each)		
Tan Sri Lim Kok Thay	144,000	825,000/ (600,000)	369,000

DIRECTORATE (cont'd)

Interest in Asiatic Development Berhad (cont'd)

Share Option in the name of Director	1.1.2007	Offered/ (Exercised)	31.12.2007
	(Number of unissued ordinary shares of 50 sen each)		
Tan Sri Lim Kok Thay	825,000	(825,000)	-

Interest in Genting International P.L.C.

Shareholdings in the name of Director	1.1.2007	Acquired/ (Disposed)	31.12.2007
	(Number of ordinary shares of US$0.10 each)		
Tan Sri Lim Kok Thay	20,000	12,000	32,000

Share Option in the names of Directors	1.1.2007	Offered/ (Exercised)	16.9.2007	Adjusted pursuant to the Rights Issue on 17.9.2007	Offered/ (Exercised)	31.12.2007
	(No. of unissued ordinary shares of US$0.10 each)					
Tan Sri Lim Kok Thay	5,000,000	-	5,000,000	5,658,536	-	5,658,536
Tun Mohammed Hanif bin Omar	1,000,000	-	1,000,000	1,131,707	-	1,131,707
Tan Sri Alwi Jantan	1,000,000	-	1,000,000	1,131,707	-	1,131,707
Mr Quah Chek Tin	1,500,000	-	1,500,000	1,697,560	-	1,697,560
Tan Sri Wan Sidek bin Hj Wan Abdul Rahman	1,000,000	-	1,000,000	1,131,707	-	1,131,707
Tan Sri Dr. Lin See Yan	1,000,000	-	1,000,000	1,131,707	-	1,131,707
Tan Sri Clifford Francis Herbert	1,000,000	-	1,000,000	1,131,707	-	1,131,707
General (R) Tan Sri Mohd Zahidi bin Hj Zainuddin	1,000,000	-	1,000,000	1,131,707	-	1,131,707

^ *Disclosure pursuant to Section 134 (12) (c) of the Companies Act, 1965 as amended by the Companies (Amendment) Act 2007 which took effect on 15 August 2007.*

Apart from the above disclosures:

(a) the Directors of the Company do not have any other interests in shares in the Company and in shares in other related corporations of the Company either at the beginning or end of the financial year; and

(b) neither during nor at the end of the financial year, was the Company a party to any arrangement whose object is to enable the Directors to acquire benefits by means of the acquisition of shares in or debentures of the Company or any other body corporate.

Since the end of the previous financial year, no Director of the Company has received or become entitled to receive a benefit (other than a benefit included in the aggregate amount of emoluments received or due and receivable by the Directors and the provision for Directors' retirement gratuities shown in the financial statements or the fixed salary of a full-time employee of the Company and/or related corporations) by reason of a contract made by the Company or a related corporation with the Director or with a firm of which he is a member or with a company in which he has a substantial financial interest except for any benefit which may be deemed to have arisen by virtue of the following transactions:

(i) A company in which Tan Sri Lim Kok Thay is a director and a substantial shareholder has appointed Asiatic Plantations (WM) Sdn Bhd, a wholly-owned subsidiary of Asiatic Development Berhad, which in turn is a subsidiary of Genting Berhad to provide plantation advisory services.

(ii) A corporation in which Tan Sri Lim Kok Thay and his spouse are directors and which is wholly-owned indirectly by them has rented its property to Genting International P.L.C. ("GIPLC"), a subsidiary of Genting Berhad.

(iii) A corporation which is owned by the family of Tan Sri Lim Kok Thay has been appointed by Resorts World at Sentosa Pte Ltd, an indirect wholly-owned subsidiary of GIPLC to provide professional design consultancy and master-planning services for the Resorts World at Sentosa integrated resort in Singapore.

Tan Sri Lim Kok Thay and General (R) Tan Sri Mohd Zahidi bin Hj Zainuddin are due to retire by rotation at the forthcoming Annual General Meeting ("AGM") in accordance with Article 99 of the Articles of Association of the Company and they, being eligible, have offered themselves for re-election.

Tan Sri Alwi Jantan and Tan Sri Wan Sidek bin Hj Wan Abdul Rahman will retire pursuant to Section 129 of the Companies Act, 1965 at the forthcoming AGM and that separate resolutions will be proposed for their re-appointment as Directors at the AGM under the provision of Section 129(6) of the said Act to hold office until the next AGM of the Company.

OTHER STATUTORY INFORMATION

Before the income statements and balance sheets of the Group and of the Company were made out, the Directors took reasonable steps:

(i) to ascertain that proper action had been taken in relation to the writing off of bad debts and the making of allowance for doubtful debts, and satisfied themselves that all known bad debts had been written off and adequate allowance had been made for doubtful debts; and

(ii) to ensure that any current assets, other than debts, which were unlikely to realise in the ordinary course of business their values as shown in the accounting records, were written down to an amount which they might be expected so to realise.

At the date of this report, the Directors are not aware of any circumstances:

(i) which would render the amount written off for bad debts or the amount of the allowance for doubtful debts in the financial statements of the Group and of the Company inadequate to any substantial extent;

(ii) which would render the values attributed to the current assets in the financial statements of the Group and of the Company misleading;

(iii) which have arisen which render adherence to the existing methods of valuation of assets or liabilities in the financial statements of the Group and of the Company misleading or inappropriate; and

(iv) not otherwise dealt with in this report or in the financial statements of the Group and of the Company, that would render any amount stated in the respective financial statements misleading.

At the date of this report, there does not exist:

(i) any charge on the assets of the Group or of the Company that has arisen since the end of the financial year which secures the liabilities of any other person; or

(ii) any contingent liability in respect of the Group or of the Company that has arisen since the end of the financial year.

No contingent or other liability of the Group or of the Company has become enforceable, or is likely to become enforceable within the period of twelve months after the end of the financial year which, in the opinion of the Directors, will or may substantially affect the ability of the Group or of the Company to meet their obligations as and when they fall due.

In the opinion of the Directors:

(i) the results of the operations of the Group and of the Company for the financial year have not been substantially affected by any item, transaction or event of a material and unusual nature except for those disclosed in the financial statements; and

(ii) no item, transaction or event of a material and unusual nature has arisen in the interval between the end of the financial year and the date of this report which is likely to affect substantially the results of the operations of the Group and of the Company for the financial year in which this report is made.

STATEMENT BY DIRECTORS PURSUANT TO SECTION 169(15) OF THE COMPANIES ACT, 1965

In the opinion of the Directors, the financial statements set out on pages 43 to 80 are drawn up so as to give a true and fair view of the state of affairs of the Group and of the Company as at 31 December 2007 and of the results and the cash flows of the Group and of the Company for the financial year ended on that date in accordance with the Financial Reporting Standards, Malaysian Accounting Standards Board ("MASB") Approved Accounting Standards for Entities Other than Private Entities in Malaysia and comply with the provisions of the Companies Act, 1965.

HOLDING COMPANY

The Directors of the Company regard Genting Berhad, a company incorporated in Malaysia, as its immediate and ultimate holding company as Genting Berhad continues to have control over the Company within the definition of "control" as set out in FRS 127 on Consolidated and Separate Financial Statements, although its shareholding in the Company has fallen to 48.72% as at 31 December 2007.

AUDITORS

The auditors, PricewaterhouseCoopers, have expressed their willingness to continue in office.

On behalf of the Board,

TAN SRI LIM KOK THAY
Chairman and Chief Executive

TAN SRI ALWI JANTAN
Executive Director

Kuala Lumpur
28 February 2008

INCOME STATEMENTS

for the Financial Year Ended 31 December 2007

Amounts in RM million unless otherwise stated

	Note(s)	Group 2007	Group 2006	Company 2007	Company 2006
Revenue	5 & 6	**4,352.3**	3,808.5	**3,967.9**	3,469.7
Cost of sales	7	**(2,620.6)**	(2,302.2)	**(2,371.8)**	(2,064.5)
Gross profit		**1,731.7**	1,506.3	**1,596.1**	1,405.2
Other income:					
- Gain on disposal of equity investment in associate	44 (a)	**337.1**	-	-	-
- Others		**110.2**	63.5	**87.4**	63.4
Selling and distribution costs		**(73.7)**	(63.9)	**(49.7)**	(41.7)
Administration expenses		**(111.7)**	(99.7)	**(92.9)**	(80.9)
Other expenses	8	**(57.5)**	(39.6)	**(1,027.9)**	(61.5)
Profit from operations		**1,936.1**	1,366.6	**513.0**	1,284.5
Finance cost		**(41.9)**	(17.1)	**(41.9)**	(17.0)
Share of results in jointly controlled entity	19	**0.0**	0.0	-	-
Share of results in associate	20	**(63.1)**	(210.8)	-	-
Gain on dilution of equity investment in associate	44 (b)	**81.0**	-	-	-
Profit before taxation	5, 8, 9 & 10	**1,912.1**	1,138.7	**471.1**	1,267.5
Taxation	11	**(356.8)**	(193.2)	**(332.2)**	(174.8)
Profit for the financial year		**1,555.3**	945.5	**138.9**	1,092.7
Attributable to:					
Equity holders of the Company		**1,555.7**	945.9	**138.9**	1,092.7
Minority interests		**(0.4)**	(0.4)	-	-
Profit for the financial year		**1,555.3**	945.5	**138.9**	1,092.7
Earnings per share for profit attributable to the equity holders of the Company:					
Basic earnings per share (sen)*	12	**27.42**	17.30		
Diluted earnings per share (sen)*	12	**26.48**	17.26		
Gross dividends per share (sen)*	13	**6.48**	5.40		

* *The comparative figure was recomputed based on the enlarged number of ordinary shares in issue after the share split exercise which was completed on 16 April 2007, in accordance with FRS 133: Earnings Per Share.*

BALANCE SHEETS
as at 31 December 2007

Amounts in RM million unless otherwise stated

		Group		Company	
	Note(s)	2007	2006 (Restated)	2007	2006 (Restated)
ASSETS					
Non-Current Assets					
Property, plant and equipment	14	**3,663.4**	3,519.1	**2,006.7**	1,979.0
Land held for property development	15	**186.1**	186.1	**-**	-
Investment properties	16	**17.9**	21.6	**-**	-
Leasehold land use rights	17	**95.5**	96.6	**0.4**	0.4
Subsidiaries	18	**-**	-	**4,838.9**	5,473.9
Jointly controlled entity	19	**1.2**	1.1	**-**	-
Associate	20	**-**	2,070.6	**-**	-
Available-for-sale financial asset	21	**1,505.4**	-	**-**	-
Other long term investments	22	**535.5**	232.4	**3.1**	3.1
Long term receivables	23	**9.2**	9.5	**-**	-
		6,014.2	6,137.0	**6,849.1**	7,456.4
Current Assets					
Inventories	24	**59.1**	53.3	**31.5**	25.5
Trade and other receivables	25	**114.2**	111.7	**68.5**	70.4
Amounts due from subsidiaries	18	**-**	-	**177.8**	445.1
Amounts due from other related companies	26	**28.1**	13.8	**13.6**	6.5
Amount due from associate	20	**-**	1.4	**-**	0.2
Short term investments	27	**794.9**	853.4	**794.9**	853.4
Bank balances and deposits	28	**2,256.9**	1,127.3	**1,340.4**	1,100.9
Tax recoverable		**74.1**	74.5	**73.1**	73.1
		3,327.3	2,235.4	**2,499.8**	2,575.1
Total Assets		**9,341.5**	8,372.4	**9,348.9**	10,031.5
EQUITY AND LIABILITIES					
Equity Attributable To Equity Holders Of The Company					
Share capital	29	**583.0**	547.3	**583.0**	547.3
Reserves	30	**8,083.2**	5,702.3	**8,075.6**	7,314.5
Treasury shares	31	**(477.2)**	-	**(477.2)**	-
		8,189.0	6,249.6	**8,181.4**	7,861.8
Minority interests		**7.7**	8.1	**-**	-
Total Equity		**8,196.7**	6,257.7	**8,181.4**	7,861.8
Non-Current Liabilities					
Long term borrowings	32	**-**	41.0	**-**	-
Zero coupon convertible notes	33	**-**	1,085.9	**-**	1,085.9
Other long term liability	34	**30.3**	31.0	**-**	-
Deferred taxation	35	**203.0**	188.0	**115.5**	122.5
Provision for retirement gratuities	36	**64.8**	60.5	**62.2**	58.0
		298.1	1,406.4	**177.7**	1,266.4
Current Liabilities					
Trade and other payables	37	**492.2**	479.1	**424.3**	404.5
Amount due to holding company	26	**13.2**	12.9	**12.7**	12.6
Amount due to subsidiaries	18	**-**	-	**215.5**	362.1
Amount due to other related companies	26	**46.4**	45.0	**42.9**	42.1
Amount due to jointly controlled entity	19	**0.2**	0.2	**-**	-
Short term borrowings	32	**-**	87.8	**-**	-
Zero coupon convertible notes	33	**175.1**	-	**175.1**	-
Taxation		**119.6**	83.3	**119.3**	82.0
		846.7	708.3	**989.8**	903.3
Total Liabilities		**1,144.8**	2,114.7	**1,167.5**	2,169.7
Total Equity And Liabilities		**9,341.5**	8,372.4	**9,348.9**	10,031.5
NET ASSETS PER SHARE*		**1.43**	1.14		

* *The comparative figure was recomputed based on the enlarged number of ordinary shares in issue after the share split exercise which was completed on 16 April 2007, in accordance with FRS 133: Earnings Per Share.*

The notes set out on pages 49 to 80 form part of these financial statements.

Amounts in RM million unless otherwise stated

Group	Share Capital	Share Premium	Fair Value Reserve	Reserve on Exchange Differences	Other Reserves	Treasury Shares	Retained Earnings	Total	Minority Interests	Total Equity
	Attributable to equity holders of the Company									
Balance at 1 January 2007	547.3	60.1	-	(88.0)	18.6	-	5,711.6	6,249.6	8.1	6,257.7
Foreign exchange differences recognised directly in equity - Group	-	-	-	(129.6)	-	-	-	(129.6)	-	(129.6)
Foreign exchange reserve realised directly in income statement - Associate	-	-	-	(6.7)	-	-	-	(6.7)	-	(6.7)
Decrease in equity portion of convertible bonds in associate	-	-	-	-	(10.2)	-	-	(10.2)	-	(10.2)
Realisation of equity portion of convertible bonds in associate	-	-	-	-	(8.1)	-	8.1	-	-	-
Available-for-sale financial asset										
- Measurement at date of designation	-	-	1,473.9	-	-	-	-	1,473.9	-	1,473.9
- Fair value movement	-	-	(1,124.4)	-	-	-	-	(1,124.4)	-	(1,124.4)
Net income and expenses recognised directly in equity	-	-	349.5	(136.3)	(18.3)	-	8.1	203.0	-	203.0
Profit for the financial year	-	-	-	-	-	-	1,555.7	1,555.7	(0.4)	1,555.3
Total recognised income and expenses for the financial year	-	-	349.5	(136.3)	(18.3)	-	1,563.8	1,758.7	(0.4)	1,758.3
Share based payments under ESOS	-	-	-	-	0.0	-	-	0.0	-	0.0
Issue of shares	35.7	867.6	-	-	-	-	-	903.3	-	903.3
Buy-back of own shares	-	-	-	-	-	(477.2)	-	(477.2)	-	(477.2)
Appropriation:										
Final dividend paid for financial year ended 31 December 2006 (3.0 sen* less 27% income tax)	-	-	-	-	-	-	(125.1)	(125.1)	-	(125.1)
Interim dividend paid for financial year ended 31 December 2007 (2.88 sen less 27% income tax)	-	-	-	-	-	-	(120.3)	(120.3)	-	(120.3)
Balance at 31 December 2007	583.0	927.7	349.5	(224.3)	0.3	(477.2)	7,030.0	8,189.0	7.7	8,196.7

* *Adjusted following the subdivision of ordinary shares of 50 sen each into 5 ordinary shares of 10 sen each.*

Amounts in RM million unless otherwise stated

Group	Attributable to equity holders of the Company							
	Share Capital	Share Premium	Reserve on Exchange Differences	Other Reserves	Retained Earnings	Total	Minority Interests	Total Equity
Balance at 1 January 2006	545.9	33.7	66.7	19.7	4,970.4	5,636.4	8.5	5,644.9
Foreign exchange differences recognised directly in equity:								
- Group	-	-	(156.2)	-	-	(156.2)	-	(156.2)
- Associate	-	-	1.5	(1.3)	-	0.2	-	0.2
Net income and expenses recognised directly in equity	-	-	(154.7)	(1.3)	-	(156.0)	-	(156.0)
Profit for the financial year	-	-	-	-	945.9	945.9	(0.4)	945.5
Total recognised income and expenses for the financial year	-	-	(154.7)	(1.3)	945.9	789.9	(0.4)	789.5
Share based payments under ESOS	-	-	-	0.2	-	0.2	-	0.2
Issue of shares	1.4	26.4	-	-	-	27.8	-	27.8
Appropriation:								
Final dividend paid for financial year ended 31 December 2005 (2.8 sen* less 28% income tax)	-	-	-	-	(110.2)	(110.2)	-	(110.2)
Interim dividend paid for financial year ended 31 December 2006 (2.4 sen* less 28% income tax)	-	-	-	-	(94.5)	(94.5)	-	(94.5)
Balance at 31 December 2006	547.3	60.1	(88.0)	18.6	5,711.6	6,249.6	8.1	6,257.7

* *Adjusted following the subdivision of ordinary shares of 50 sen each into 5 ordinary shares of 10 sen each.*

Company		Non-Distributable		Distributable		
	Share Capital	Share Premium	Other Reserve	Treasury Shares	Retained Earnings	Total
Balance at 1 January 2007	**547.3**	**60.1**	**0.2**	**-**	**7,254.2**	**7,861.8**
Profit for the financial year	-	-	-	-	**138.9**	**138.9**
Share based payments under ESOS	-	-	**0.0**	-	-	**0.0**
Issue of shares (see Note 29)	**35.7**	**867.6**	-	-	-	**903.3**
Buy-back of own shares	-	-	-	**(477.2)**	-	**(477.2)**
Appropriation:						
Final dividend paid for financial year ended 31 December 2006 (3.0 sen* less 27% income tax)	-	-	-	-	**(125.1)**	**(125.1)**
Interim dividend paid for financial year ended 31 December 2007 (2.88 sen less 27% income tax)	-	-	-	-	**(120.3)**	**(120.3)**
Balance at 31 December 2007	**583.0**	**927.7**	**0.2**	**(477.2)**	**7,147.7**	**8,181.4**

Company		Non-Distributable		Distributable	
	Share Capital	Share Premium	Other Reserve	Retained Earnings	Total
Balance at 1 January 2006	545.9	33.7	-	6,366.2	6,945.8
Profit for the financial year	-	-	-	1,092.7	1,092.7
Share based payments under ESOS	-	-	0.2	-	0.2
Issue of shares (see Note 29)	1.4	26.4	-	-	27.8
Appropriation:					
Final dividend paid for financial year ended 31 December 2005 (2.8 sen* less 28% income tax)	-	-	-	(110.2)	(110.2)
Interim dividend paid for financial year ended 31 December 2006 (2.4 sen* less 28% income tax)	-	-	-	(94.5)	(94.5)
Balance at 31 December 2006	547.3	60.1	0.2	7,254.2	7,861.8

* *Adjusted following the subdivision of ordinary shares of 50 sen each into 5 ordinary shares of 10 sen each.*

The notes set out on pages 49 to 80 form part of these financial statements.

Amounts in RM million unless otherwise stated

	Group		Company	
	2007	2006 (Restated)	**2007**	2006 (Restated)
CASH FLOWS FROM OPERATING ACTIVITIES				
Profit before taxation	**1,912.1**	1,138.7	**471.1**	1,267.5
Adjustments for:				
Depreciation of property, plant and equipment	**244.1**	232.4	**170.8**	152.0
Depreciation of investment properties	**0.7**	0.8	**-**	-
Amortisation of leasehold land use rights	**1.1**	1.1	**0.0**	0.0
Property, plant and equipment written off	**1.0**	0.9	**0.8**	0.9
Loss/(Gain) on disposal of property, plant and equipment	**0.0**	0.2	**(0.0)**	0.3
Gain on disposal of investment property	**(2.0)**	(0.5)	**-**	-
Impairment loss on investment in subsidiaries	**-**	-	**936.0**	13.6
Reversal of impairment loss on investment in subsidiary	**-**	-	**(12.2)**	-
Gain on disposal of equity investment in associate	**(337.1)**	-	**-**	-
Gain on dilution of equity investment in associate	**(81.0)**	-	**-**	-
Gain on disposal of short term investments	**-**	(0.1)	**-**	-
Interest income	**(85.4)**	(31.3)	**(64.4)**	(30.5)
Interest income from a subsidiary	**-**	-	**-**	(24.2)
Finance cost	**41.9**	17.1	**39.9**	2.0
Finance cost to subsidiaries	**-**	-	**2.0**	15.0
Share of results in jointly controlled entity	**(0.0)**	(0.0)	**-**	-
Share of results in associate	**63.1**	210.8	**-**	-
Allowance for doubtful debts (Note 8)	**1.6**	1.2	**50.3**	-
Net provision for retirement gratuities	**11.8**	23.0	**11.1**	22.5
Share option expenses	**0.0**	0.2	**0.0**	0.2
Realised gain on foreign exchange	**(2.9)**	-	**-**	-
Unrealised (gain)/loss on foreign exchange	**(1.2)**	(7.2)	**(1.0)**	12.0
	(144.3)	448.6	**1,133.3**	163.8
Operating profit before working capital changes	**1,767.8**	1,587.3	**1,604.4**	1,431.3
Related companies	**(11.2)**	(2.7)	**(4.8)**	1.2
(Increase)/Decrease in inventories	**(5.8)**	0.2	**(6.0)**	0.3
(Increase)/Decrease in trade and other receivables	**(1.5)**	(2.8)	**1.6**	(2.0)
Increase/(Decrease) in trade and other payables	**8.0**	(8.3)	**26.9**	(9.3)
Increase in amount due to holding company	**0.3**	2.4	**0.1**	2.4
Jointly controlled entity	**0.0**	0.0	**-**	-
Associate	**-**	(0.5)	**-**	-
Subsidiaries	**-**	-	**336.4**	89.0
Other long term assets	**0.3**	-	**-**	-
	(9.9)	(11.7)	**354.2**	81.6
Cash generated from operations	**1,757.9**	1,575.6	**1,958.6**	1,512.9
Retirement gratuities paid	**(1.4)**	(1.9)	**(1.4)**	(1.9)
Taxation paid	**(305.0)**	(247.9)	**(301.8)**	(244.7)
Advanced membership fees	**(0.6)**	(0.8)	**-**	-
	(307.0)	(250.6)	**(303.2)**	(246.6)
NET CASH FLOW FROM OPERATING ACTIVITIES	**1,450.9**	1,325.0	**1,655.4**	1,266.3

Amounts in RM million unless otherwise stated

	Group		Company	
	2007	2006 (Restated)	**2007**	2006 (Restated)
CASH FLOWS FROM INVESTING ACTIVITIES				
Purchase of property, plant and equipment	**(412.6)**	(320.4)	**(212.8)**	(264.9)
Proceeds from disposal of property, plant and equipment	**1.1**	1.1	**0.8**	1.3
Subsequent expenditure of investment property	**-**	(0.1)	**-**	-
Proceeds from disposal of investment property	**5.0**	1.0	**-**	-
Purchase of investments	**(330.6)**	(263.8)	**-**	-
Proceeds from disposal of investments	**-**	0.1	**-**	-
Subscription of shares issued by existing subsidiaries	**-**	-	**(312.9)**	(268.2)
Subscription of shares in newly incorporated subsidiaries	**-**	-	**(115.8)**	-
Proceeds from disposal of equity investment in associate	**1,172.6**	-	**-**	-
Dividends received	**-**	0.0	**-**	-
Interest received	**84.2**	31.3	**64.8**	30.6
NET CASH FLOW FROM INVESTING ACTIVITIES	**519.7**	(550.8)	**(575.9)**	(501.2)
CASH FLOWS FROM FINANCING ACTIVITIES				
Purchase of treasury shares	**(477.2)**	-	**(477.2)**	-
Dividends paid	**(245.4)**	(204.7)	**(245.4)**	(204.7)
Interest paid	**(2.6)**	(18.3)	**(2.6)**	-
Interest paid to subsidiaries	**-**	-	**-**	(18.3)
Proceeds received on exercise of share option	**31.1**	27.8	**31.1**	27.8
Net proceed from the issuance of zero coupon convertible notes (Note 33)	**-**	1,083.9	**-**	1,083.9
Settlement of zero coupon convertible notes (Note 33)	**(77.6)**	-	**(77.6)**	-
Repayment of borrowings	**(125.9)**	(396.1)	**-**	-
Repayment of borrowings to a subsidiary	**-**	-	**(125.9)**	(396.1)
Other financing expenses	**(0.9)**	-	**(0.9)**	-
NET CASH FLOW FROM FINANCING ACTIVITIES	**(898.5)**	492.6	**(898.5)**	492.6
NET INCREASE IN CASH AND CASH EQUIVALENTS	**1,072.1**	1,266.8	**181.0**	1,257.7
CASH AND CASH EQUIVALENTS AT BEGINNING OF THE FINANCIAL YEAR	**1,980.7**	714.8	**1,954.3**	696.6
EFFECT OF CURRENCY TRANSLATION	**(1.0)**	(0.9)	**-**	-
CASH AND CASH EQUIVALENTS AT END OF THE FINANCIAL YEAR	**3,051.8**	1,980.7	**2,135.3**	1,954.3
ANALYSIS OF CASH AND CASH EQUIVALENTS				
Bank balances and deposits (Note 28)	**2,256.9**	1,127.3	**1,340.4**	1,100.9
Money market instruments (Note 27)	**794.9**	853.4	**794.9**	853.4
	3,051.8	1,980.7	**2,135.3**	1,954.3

Amounts in RM million unless otherwise stated

1. PRINCIPAL ACTIVITIES

The Company is involved in a tourist resort business at Genting Highlands and its principal activities cover leisure and hospitality services, which comprise gaming, hotel, entertainment and amusement.

The principal activities of the subsidiaries include property development and management, leisure and hospitality services, investments, timeshare ownership scheme, tours and travel related services.

During the financial year, the Group ceased to have significant influence over an associate involved in the cruise and cruise related operation (See Note 20 to the financial statements).

Details of the principal activities of the subsidiaries are set out in Note 43 to the financial statements.

Apart from the above, there have been no other significant changes in the nature of the activities of the Group and of the Company during the financial year.

2. BASIS OF PREPARATION

The financial statements have been prepared in accordance with and comply with the Financial Reporting Standards, Malaysian Accounting Standards Board ("MASB") Approved Accounting Standards for Entities Other than Private Entities in Malaysia and the provisions of the Companies Act, 1965. The bases of measurement applied to assets and liabilities are cost, amortised cost, lower of cost and net realisable value, revalued amount and fair value.

The preparation of financial statements in conformity with the Financial Reporting Standards and the provisions of the Companies Act, 1965 requires the Directors to make judgments, estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the financial year. It also requires Directors to exercise their judgments in the process of applying the Company's accounting policies. Although these judgments and estimates are based on the Directors' best knowledge of current events and actions, actual results could differ from those judgments and estimates.

JUDGMENTS AND ESTIMATIONS

In the process of applying the Group's accounting policies, management makes judgments that can significantly affect the amount recognised in the financial statements. These judgments include:

i) Investment in Star Cruises Limited ("SCL")

The Group complies with Financial Reporting Standard 128: Investments in Associate ("FRS 128") on the definition of an associate. An associate is a company in which the Group exercises significant influence. Following FRS 128, the Group is presumed to have significant influence when it holds, directly or indirectly, 20 per cent or more of the voting power of an entity. Conversely, if the Group holds, directly or indirectly, less than 20 per cent of the voting power of that entity, it is presumed that the investor does not have significant influence and therefore not an associate.

The management assessed and concluded that there is no evidence of the existence of significant influence by the Group over SCL as:

a) There is no representation on the board of directors or equivalent governing body of SCL;
b) There is no participation in policy-making processes, including participation in decisions about dividends or other distributions;

JUDGMENTS AND ESTIMATIONS (cont'd)

i) Investment in Star Cruises Limited ("SCL") (cont'd)

c) There are no material transactions, interchange of managerial personnel or provision of essential technical information between the Group and SCL.

By virtue of the above, SCL will not be considered an associated company of the Group and the Group will not equity account the results of SCL when the Group's shareholding falls below 20%. As at 31 December 2007, the Group's shareholding in SCL was approximately 19.3%.

ii) Impairment of Investments in Subsidiaries

The Company follows the guidance of Financial Reporting Standard 136: Impairment of Assets ("FRS 136") to determine whether the Company's investment in subsidiary is impaired. In making this judgment, the Company evaluates, among other factors, the fair value and value in use of its subsidiaries. The fair value is the amount obtainable from the sale of an asset or cash generating unit of the subsidiary in an arms length transaction less the cost of disposal. The determination of fair value is based on the best information available including but not limited to the quoted market prices when available and independent appraisals, as appropriate. The calculation of value in use takes into consideration of estimated future cash flows of the subsidiary, expectations about possible variations in the amount or timing of these future cash flows, and time value of money.

The investment in subsidiary will be impaired if the carrying amount exceeds its recoverable amount measures at the higher of its fair value less cost to sell and value in use. An impairment loss is charged to the income statement.

During the financial year, the Company recorded an impairment loss of RM936.0 million in the Income Statement.

Significant estimates used in the preparation of financial statements that may cause a material adjustment to the carrying amount of assets and liabilities are:

i) Provision for taxation

The Group is subject to income taxes in numerous jurisdictions in which the Group operates. Significant judgment is required in determining the provision for income taxes. There are transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business. The Group recognises liabilities for tax based on estimates of assessment of the tax liability due. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the income tax and deferred tax provisions in the period in which such determination is made.

3. SIGNIFICANT ACCOUNTING POLICIES

Adoption of new Financial Reporting Standards

Accounting policies adopted by the Group and the Company have been applied consistently in dealing with all material items in relation to the financial statements, unless otherwise stated. The following new and revised Financial Reporting Standards ("FRS") that are relevant to the Group have been adopted during the financial year:

FRS 117	Leases
FRS 119	Employee Benefits
FRS 124	Related Party Disclosures

3. SIGNIFICANT ACCOUNTING POLICIES (cont'd)

Adoption of new Financial Reporting Standards (cont'd)

The adoption of the above FRSs did not result in substantial changes to the Group's accounting policies other than the effects of the following FRS:

FRS 117	Leases

Standards, amendments to published standards and interpretations to existing standards that are not yet effective and have not been early adopted

The new standards, amendments to published standards and interpretations that are mandatory for the Group and the Company's financial periods beginning on or after 1 January 2008, which the Group and the Company have not early adopted, are as follows:

FRS 107_{2007}	Cash Flow Statements
FRS 112_{2007}	Income Taxes
FRS 118_{2007}	Revenue
FRS 134_{2007}	Interim Financial Reporting
FRS 137_{2007}	Provisions, Contingent Liabilities and Contingent Assets

Amendment to FRS 121_{2007} The Effects of Changes in Foreign Exchange Rates - Net Investment in Foreign Operation.

IC Interpretation 8 Scope of FRS 2.

The above FRSs and IC interpretations are not expected to have any significant financial impact for the Group and the Company for the financial year ending 31 December 2008, except for FRS 112_{2007} which possible impact is disclosed in Note 35.

Standards, amendments to published standards and interpretations that are not yet effective and not relevant for the Group and the Company's operations:

FRS 111_{2007}	Construction Contracts
FRS 120_{2007}	Accounting for Government Grants and Disclosure of Government Assistance
IC Interpretation 1	Changes in Existing Decommissioning, Restoration and Similar Liabilities.
IC Interpretation 2	Members' Shares in Co-operative Entities and Similar Instruments.
IC Interpretation 5	Rights to Interests arising from Decommissioning, Restoration and Environmental Rehabilitation Funds.
IC Interpretation 6	Liabilities arising from Participating in a Specific Market - Waste Electrical and Electronic Equipment.
IC Interpretation 7	Applying the Restatement Approach under FRS 129_{2004} Financial Reporting in Hyperinflationary Economies.

The effective date for FRS 139 Financial Instruments: Recognition and Measurement has yet to be determined by the MASB. Entities are exempted from disclosing the impact of FRS 139 prior to its effective date.

The principal effect of the changes in accounting policies resulting from the adoption of FRS 117 Leases by the Group and the Company is as follows:

Adoption of new Financial Reporting Standards (cont'd)

i) FRS 117 Leases

Prior to the adoption of the revised FRS 117, leasehold land was classified as property, plant and equipment and was stated at cost or valuation less accumulated depreciation and impairment losses as applicable. Under the revised FRS 117, leasehold land is categorised as an operating lease unless title passes to the lessee at the end of the lease term. With the adoption of the revised FRS 117, the unamortised carrying amounts of leasehold land are now classified as leasehold land use rights (referred to as prepaid lease payment in FRS 117, Leases) and amortised over the period of its remaining lease term, as allowed by the transitional provisions of the revised FRS 117. The reclassification of leasehold land as leasehold land use rights has been accounted for retrospectively and the comparatives in the balance sheet and cash flow statement have been restated.

The financial impact to the Group and the Company arising from the adoption of this accounting policy is as follows:

	Current financial year ended 31 December 2007	
	Group	**Company**
Increase in Leasehold Land Use Rights	**95.5**	**0.4**
Decrease in Property, Plant and Equipment	**(95.5)**	**(0.4)**

The effects on the comparatives to the Group and the Company on adoption of FRS 117 are as follows:

As at 31 December 2006	**As previously reported**	**Effect of adoption of FRS 117**	**As restated**
Group			
Property, plant and equipment	3,615.7	(96.6)	3,519.1
Leasehold land use rights	-	96.6	96.6
Company			
Property, plant and equipment	1,979.4	(0.4)	1,979.0
Leasehold land use rights	-	0.4	0.4

The following are the significant accounting policies adopted by the Group:

Basis of Consolidation

Investments in subsidiaries are eliminated on consolidation while investments in jointly controlled entities and associates are accounted for by the equity method of accounting.

a) Subsidiaries

The consolidated financial statements include the audited financial statements of the Company and all its subsidiaries made up to the end of the financial year. Subsidiaries are those companies in which the Group has power to exercise control over the financial and operating policies so as to obtain benefits from their activities.

3. SIGNIFICANT ACCOUNTING POLICIES (cont'd)

Basis of Consolidation (cont'd)

a) Subsidiaries (cont'd)

Subsidiaries are consolidated from the date on which effective control is transferred to the Group and are no longer consolidated from the date that control ceases. Subsidiaries are consolidated using the purchase method of accounting whereby the results of subsidiaries acquired or disposed of during the financial year are included from the date of acquisition up to the date when the control ceases. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of any minority interest. The excess of the cost of acquisition over the Group's share of the fair value of the identifiable net assets of the subsidiary acquired at the date of acquisition is reflected as goodwill. See the accounting policy note on the treatment of goodwill.

All material intra-group transactions, balances and unrealised gains on transactions between group companies are eliminated. Unrealised losses are also been eliminated unless cost cannot be recovered. Where necessary, accounting policies for subsidiaries have been changed to ensure consistency with the policies adopted by the Group.

The gain or loss on disposal of a subsidiary is the difference between net disposal proceeds and the Group's share of its net assets together with any balance of goodwill on acquisition and exchange differences which were not previously recognised in the consolidated income statement.

Minority interests is measured at the minorities' share of the fair value of the identifiable assets and liabilities of the acquiree as at the date of acquisition and the minorities' share of movements in the acquiree's net assets since that date. Separate disclosure is made of minority interests.

b) Jointly controlled entities

Jointly controlled entities are corporations, partnerships or other entities over which there is contractually agreed sharing of control by the Group with one or more parties.

The Group's interests in jointly controlled entities are accounted for in the consolidated financial statements by the equity method of accounting. Equity accounting involves recognising the Group's share of the post acquisition results of jointly controlled entities in the income statement and its share of post acquisition movements within reserves in reserves. The cumulative post acquisition movements are adjusted against the cost of the investment and includes goodwill on acquisition less impairment losses, where applicable. See accounting policy note on impairment of assets.

The Group recognises the portion of gains or losses on the sale of assets by the Group to the joint venture that is attributable to the other parties in the ventures. The Group does not recognise its share of profits or losses from the joint venture until it resells the assets to an independent party. However, if a loss on the transaction provides evidence of a reduction in the net realisable value of current assets or an impairment loss, the loss is recognised immediately.

Where necessary, in applying the equity method, adjustments have been made to the financial statements of jointly controlled entities to ensure consistency of accounting policies with those of the Group.

Basis of Consolidation (cont'd)

c) Associates

Associates are companies in which the Group exercises significant influence. Significant influence is the power to participate in the financial and operating policy decisions of the associates but not control over those policies.

Investments in associates are accounted for by the equity method of accounting and are initially recognised at cost. Equity accounting involves recognising in the income statement the Group's share of the associates' results for the financial year. The Group's interest in associates is stated at cost net of goodwill written off, for acquisitions prior to 1 January 2004, plus adjustments to reflect changes in the Group's share of the net assets of the associates. Equity accounting is discontinued when the carrying amount of the investment in an associate reaches zero, unless the Group has incurred obligations or made payment on behalf of the associate.

The Group's investment in associates includes goodwill (net of any accumulated impairment loss) identified on acquisition.

Unrealised gains on transactions between the Group and its associates are eliminated to the extent of the Group's interest in the associates. Unrealised losses are also eliminated unless the transaction provides evidence of impairment on the assets transferred.

Where necessary, in applying the equity method, adjustments have been made to the financial statements of associates to ensure consistency of accounting policies with those of the Group.

When the Group ceases to have significant influence over an associate, the Group discontinues the use of equity method from the date that it ceases to have significant influence over an associate and shall account for the investment as available-for-sale financial asset in accordance with FRS 139, *Financial Instruments: Recognition and Measurement*, from that date.

See accounting policy note on available-for-sale financial asset.

Property, Plant and Equipment

Property, plant and equipment are tangible items that:

i) are held for use in the production or supply of goods or services, or for administrative purposes; and

ii) are expected to be used during more than one period.

Property, plant and equipment are stated at cost less accumulated depreciation, amortisation and impairment loss where applicable.

Cost includes expenditure that is directly attributable to the acquisition of the items.

Subsequent costs are included in the asset's carrying amount or recognised as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. All other repairs and maintenance are charged to the income statement during the financial period that they are incurred.

3. SIGNIFICANT ACCOUNTING POLICIES (cont'd)

Property, Plant and Equipment (cont'd)

The depreciable amount of an item of property, plant and equipment is determined as the difference between the cost less its residual value. The residual value is the estimated amount that the Group expects to obtain from disposal of the asset, after deducting the estimated cost to disposal, if the asset was already of the age and in the condition expected at the end of its useful life.

Freehold land and property, plant and equipment which are under construction are not depreciated. Depreciation on assets under construction commences when the assets are ready for their intended use. The Group depreciates other assets based on their consumption pattern and is applied separately to each significant component.

Other property, plant and equipment are depreciated over their estimated useful lifes using the straight-line method. The annual rates of depreciation used for the major classes of property, plant and equipment are as follows:

Buildings and improvements	2% – 50%
Plant, equipment and vehicles	5% – 50%

The assets residual values and useful life are reviewed annually and revised if appropriate.

Where an indication of impairment exists, the carrying amount of the asset is assessed and written down immediately to its recoverable amount. See accounting policy note on impairment of assets.

Gains and losses on disposals are determined by comparing net disposal proceeds with the carrying amount and are included in the income statement. On disposal of revalued assets, amounts in the revaluation reserve relating to those assets are transferred to retained earnings.

Investment Properties

Investment properties consist of investments in land and buildings that are held for long-term rental yield and/or for capital appreciation and are not occupied by the Group. It is initially measured at cost, including direct transaction costs.

The Group adopted the cost model to measure all its investment properties. Under the cost model, investment property is measured at depreciated cost less any accumulated impairment losses. The annual rate of depreciation used for investment properties is 2%.

Where an indication of impairment exists, the carrying amount of the asset is assessed and written down immediately to its recoverable amount. See accounting policy note on impairment of assets.

Gains and losses on disposal are determined by comparing net disposal proceeds with the carrying amount and are included in the income statement.

Leasehold Land Use Rights

Leasehold land that normally has a finite economic life and title is not expected to pass to the lessee by the end of the lease term is treated as an operating lease. The payment made on entering into or acquiring a leasehold land is accounted as leasehold land use rights (referred to as prepaid lease payment in FRS 117, Leases) that are amortised over the lease term in accordance with the pattern of benefits provided.

The Group had previously classified the leasehold land use rights within its property, plant and equipment. On adoption of FRS 117, Leases, the Group treats such a lease as an operating lease, with the unamortised carrying amount classified as leasehold land use rights.

Leasehold Land Use Rights (cont'd)

Leasehold land use rights with lease period of 99 years or less are amortised equally over their respective periods of lease.

Property Development Activities

a) Land held for property development

Land held for property development consists of land on which no significant development work has been undertaken or where development activities are not expected to be completed within the normal operating cycle. Such land is classified as non-current asset and is stated at cost less accumulated impairment losses, if any.

Cost comprises cost of land and all related costs incurred on activities necessary to prepare the land for its intended use. Where the Group had previously recorded the land at revalued amounts, it continues to retain this amount as its surrogate cost as allowed by FRS 201_{2004} (previously MASB 32), Property Development Activities. Where an indication of impairment exists, the carrying amount of the asset is assessed and written down immediately to its recoverable amount. See accounting policy note on impairment of assets.

Land held for development is transferred to property development costs and included under current assets when development activities have commenced and where the development activities can be completed within the normal operating cycle.

b) Property development costs

Property development costs comprise costs associated with the acquisition of land and all costs directly attributable to development activities or costs that can be allocated on a reasonable basis to these activities.

When the outcome of the development activity can be estimated reliably, property development revenue and expenses are recognised by using the percentage of completion method in respect of sales where agreements have been finalised. Under this method, profits are recognised as the property development activity progresses. The stage of completion is determined based on proportion of property development costs incurred for work performed up to the balance sheet date over the estimated total property development cost to completion.

When the outcome of a development activity cannot be reliably estimated, property development revenue is recognised only to the extent of property development costs incurred that is probable of recovery, and property development costs on the development units sold are recognised when incurred. Foreseeable losses, if any, arising when it is probable that total property development costs (including expected defect liability expenditure) will exceed total property development revenue, are recognised immediately in the income statement.

Property development costs not recognised as an expense is recognised as an asset and is stated at the lower of cost and net realisable value. Upon completion of development, the unsold completed development properties are transferred to inventories.

Where revenue recognised in the income statement exceed billings to purchasers, the balance is shown as accrued billings under trade and other receivables (within current assets). Where billings to purchasers exceed revenue recognised in the income statement, the balance is shown as progress billings under trade and other payables (within current liabilities).

3. SIGNIFICANT ACCOUNTING POLICIES (cont'd)

Available-For-Sale Financial Asset

Pursuant to paragraphs 18 and 19 of FRS 128, *Investments in Associates*, in the event the Group ceased to have significant influence over its associates, the Group shall discontinue the use of equity method from the date that it ceases to have significant influence over the associate and shall account for the investment in accordance with FRS 139, *Financial Instruments: Recognition and Measurement*, from that date.

The carrying amount of the investment at the date of recognition is regarded as its cost on initial measurement as an available-for-sale financial asset ("AFS"). After the initial measurement, the Group measures the AFS at its fair values based on quoted prices in an active market.

Any gain or loss arising from a change in the fair value of the AFS is recognised directly in equity as Fair Value Reserve, except for impairment losses and foreign exchange gains and losses, if any, until the AFS is derecognised, at which time the cumulative gain or loss previously recognised in equity shall be recognised in income statement.

When a decline in the fair value of the AFS has been recognised directly in equity and there is objective evidence that the asset is impaired, the cumulative loss that had been recognised directly in equity is removed from Fair Value Reserve and recognised in the income statement even though the AFS has not been derecognised. The amount of cumulative loss is measured as the difference between the carrying amount and current fair value, less any impairment loss on that AFS previously recognised in the income statement including any related foreign exchange component. Impairment losses recognised in the income statement on such amount are not subsequently reversed through income statement but in equity.

Investments

Long term investments, both quoted and unquoted, include investments in subsidiaries, jointly controlled entities, associates and other non-current investments.

Investments in other long term investments are stated at cost less impairment losses. An allowance for diminution in value is made where, in the opinion of the Directors, there is a decline other than temporary in the value of such investments. Such a decline is recognised as an expense in the period in which it is identified.

Short term quoted investments are stated at the lower of cost and market value, determined on a portfolio basis by comparing aggregate cost against aggregate market value. Market value is calculated by reference to quoted selling prices at the close of business on the balance sheet date. Money market instruments are stated at the lower of cost and net realisable value.

On disposal of an investment, the difference between net disposal proceeds and its carrying amount is charged/credited to the income statement.

Intangible Assets

a) Goodwill

Goodwill represents the excess of the cost of acquisition over the Group's share of the fair value of the identifiable net assets of the subsidiaries/jointly controlled entities/associates at the date of acquisition. Goodwill on acquisition of subsidiaries on or after 1 January 2004 is recognised as an intangible asset and disclosed separately on the consolidated balance sheet at cost less any impairment losses. Goodwill, less any impairment losses, on acquisition of associates occurring on or after 1 January 2004 is included in investments in associates and is tested for impairment as part of the overall balance. Separately recognised goodwill is tested annually for impairment and is stated at cost less accumulated impairment losses. Impairment losses on goodwill are not reversed. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold.

Goodwill is allocated to cash generating units for the purpose of annual impairment testing. The allocation is made to those cash generating units or groups of cash generating units that are expected to benefit from the business combination in which the goodwill arose.

Impairment of Assets

The carrying values of assets, other than inventories, assets arising from construction contracts, deferred tax assets and financial assets (excluding investments in subsidiaries, jointly controlled entity and associates), are reviewed for impairment losses whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If such indication exists, an impairment review is performed to assess whether the carrying amount of the asset is fully recoverable.

Irrespective of whether there is any indication of impairment, the Group also:

a) tests intangible assets with indefinite useful life or intangible assets not yet available for use, if any, for impairment annually by comparing its carrying amount with its recoverable amount.

b) tests goodwill acquired in a business combination, if any, for impairment annually.

Impairment loss is recognised when the carrying amount of the asset exceeds its recoverable amount. The recoverable amount is the higher of an asset's fair value less costs to sell and its value in use, which is measured by reference to discounted future cash flows. Recoverable amounts are estimated for individual assets, or if it is not possible, for the cash generating unit.

An impairment loss is charged to the income statement, unless the asset is carried at revalued amount, in which case the impairment loss is used to reduce the revaluation surplus.

Assets other than goodwill that have suffered an impairment are reviewed for possible reversal of the impairment at each reporting date.

Inventories

Inventories are stated at the lower of cost and net realisable value. Cost includes, where relevant, appropriate proportions of overheads and is determined on a weighted average basis. Net realisable value is the estimated selling price in the ordinary course of business, less costs to completion and selling expenses.

The cost of unsold properties comprises cost associated with the acquisition of land, direct costs and an appropriate proportion of allocated costs attributable to property development activities.

3. SIGNIFICANT ACCOUNTING POLICIES (cont'd)

Receivables

Receivables are carried at estimated realisable value. In estimating realisable value, an allowance is made for doubtful receivables based on a review of all outstanding amounts at the financial year end. Bad debts are written off to the income statement during the financial year in which they are identified.

Cash and Cash Equivalents

Cash and cash equivalents include cash and bank balances, deposits and other short term, highly liquid investments that are readily convertible to known amounts of cash and are subject to insignificant risk of changes in value. Money market instruments are included within the short term investments in current assets in the balance sheet.

Share Capital

Ordinary shares are classified as equity in the balance sheet. Costs directly attributable to the issuance of new equity shares are taken to equity as a deduction from the proceeds.

Treasury Shares

Where the Company or its subsidiaries purchases the Company's equity share capital, the consideration paid, including any directly attributable incremental external costs, net of tax, is deducted from total shareholders' equity as treasury shares until they are cancelled, reissued or disposed of.

Where such shares are subsequently sold or reissued, any consideration received, net of any directly attributable incremental external costs and the related tax effects, is included in shareholders' equity.

Where the share retirement method is applied, the nominal value of the shares repurchased is cancelled by a debit to the share capital account. An amount equivalent to the nominal value of the shares repurchased is transferred to a capital redemption reserve.

The consideration, including any acquisition cost and premium or discount arising from the shares repurchased, is adjusted directly to the share premium account or any other suitable reserve. In the circumstance where there is no or insufficient share premium, the consideration, or its balance thereof, is adjusted to any other suitable reserve.

The shares cancelled and the adjustments made to share premium or reserves would be shown as a movement in the share capital account and the share premium or reserve account respectively.

Borrowings

Borrowings are recognised based on proceeds received. Costs incurred on borrowings to finance qualifying assets are capitalised until the assets are ready for their intended use after which such expenses are charged to the income statement. All other borrowing costs are charged to the income statement.

Borrowings are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least 12 months after the balance sheet date.

Contingent Liabilities and Contingent Assets

The Group does not recognise a contingent liability but discloses its existence in the financial statements. A contingent liability is a possible obligation that arises from past events whose existence will be confirmed by uncertain future events beyond the control of the Group or a present obligation that is not recognised because it is not probable that an outflow of resources will be required to settle the obligation. When a change in the probability of an outflow of economic resources occurs so that the outflow is probable, it will then be recognised as a provision.

A contingent asset is a possible asset that arises from past events whose existence will be confirmed by uncertain future events beyond the control of the Group. The Group does not recognise contingent assets but discloses its existence where inflow of economic benefits are probable, but not virtually certain. When inflow of economic resources is virtually certain, the asset is recognised.

Provisions

Provisions are recognised when the Group has a present legal or constructive obligation as a result of a past event, when it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and when a reliable estimate can be made of the amount of the obligation.

Income Taxes

a) Current taxation

Current taxation is determined according to the tax laws of each jurisdiction in which the Group operates and includes all taxes based upon the taxable income and is measured using the tax rates which are applicable at the balance sheet date.

b) Deferred taxation

Deferred tax liabilities and/or assets are recognised, using liability method, on temporary differences between the carrying amounts of assets and liabilities in the financial statements and their related tax bases. However, deferred tax assets are recognised to the extent that it is probable that future taxable profit will be available against which the deferred tax assets can be utilised. Deferred tax liability in respect of asset revaluations is also recognised. Deferred tax liabilities and assets are measured at the tax rates that have been enacted or substantially enacted by the balance sheet date and are expected to apply when the related deferred tax asset is realised or the deferred tax liability is settled.

Deferred tax is recognised on temporary differences arising on investments in subsidiaries, jointly controlled entity and associates except where the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

Employee Benefits

a) Short term employee benefits

Short term employee benefits include wages, salaries, bonus, social security contributions and paid annual leave. These benefits are accrued when incurred and are measured on an undiscounted basis.

3. SIGNIFICANT ACCOUNTING POLICIES (cont'd)

Employee Benefits (cont'd)

b) Post employment benefits

Post employment benefits include defined contribution plans under which the Group pays fixed contributions into a separate entity (a fund) and will have no legal or constructive obligation to pay further contributions if the fund does not hold sufficient assets to pay all employee benefits relating to employee service in the current and prior periods. These benefits are accrued when incurred and are measured on an undiscounted basis.

c) Long term employee benefits

Long term employee benefits include retirement gratuities payable under a retirement gratuity scheme which was established in 1991 by the Board of Directors for Executives and Executive Directors of the Company and certain subsidiaries. The level of retirement gratuities payable is determined by the Board of Directors in relation to the past services rendered and it does not take into account the employee's service to be rendered in later years up to retirement. The gratuity, which is calculated based either on length of service and basic salary as at the reporting date or on the basis of emoluments earned in the immediate past three years, is a vested benefit when the employee reaches retirement age.

The present value of the retirement gratuities is determined by discounting the amount payable by reference to market yields at the balance sheet date on high quality corporate bonds which have terms to maturity approximating the terms of the related liability. Employee turnover is also factored in arriving at the level of the retirement gratuities payable. The differences arising from the application of such discounting as well as any past service costs and the effects of any curtailments or settlements, if any, are recognised immediately in the income statement.

Such retirement gratuities payable are classified as current liabilities where it is probable that a payment will be made within the next twelve months and also provided that the amount has been approved for payment by the Board of Directors.

d) Share-based compensation

The Company operates an equity-settled, share-based compensation plan, where share options are issued to the eligible executives and executive directors.

The fair value of employee services rendered in exchange for the grant of the share options is recognised as an expense over the vesting period. The total amount to be expensed in the income statement over the vesting period is determined by reference to the fair value of each share option granted at the grant date and the number of share options vested by vesting date, with a corresponding increase in equity (option reserve). At each balance sheet date, the respective companies will revise its estimates of the number of share options that are expected to become exercisable. The option reserves in respect of options which have been lapsed are transferred to retained earnings.

The proceeds received net of any directly attributable transaction costs are credited to share capital and share premium when the options are exercised.

Employee Benefits (cont'd)

d) Share-based compensation (cont'd)

The fair value of the options was determined using "Trinomial" model based on the closing market price at Offer Date, the exercise price, expected volatility based on its historical volatility, option life and a risk free interest rate of 3.40% to 3.70% based on the yield on Malaysian Government Securities maturing between 5 to 10 years. The fair value of options granted to employees has been treated as additional paid in capital to be recognised as an expense over the option period. The unamortised amount is included as a separate component of reserves.

Revenue Recognition

Revenues are recognised upon delivery of products or performance of services, net of sales tax and discounts, and after eliminating revenue within the Group.

Casino revenue represents net house takings. The casino license in Malaysia is renewable every three months.

Sales of short term investments are accounted net of the cost of the respective investments when the contracts are executed.

Dividend income is recognised when the right to receive payment is established.

Dividends

Dividends on ordinary shares are accounted for in shareholders' equity as an appropriation of retained earnings and accrued as a liability in the financial year in which the obligation to pay is established.

Foreign Currency Translation

a) Functional and presentation currency

Items included in the financial statements of each of the Group's entities are measured using the currency of the primary economic environment in which the entity operates ("the functional currency"). The consolidated financial statements are presented in Ringgit Malaysia ("RM"), which is the Company's functional and presentation currency.

b) Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. At the balance sheet date, non-monetary items are translated at balance sheet date using historical rates or rates prevailing when the fair value of the assets are determined. Monetary items are translated at the closing rate. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities at closing rate are recognised in the income statement. However, the exchange differences arising on monetary items that form part of the net investment in the foreign operations are recognised directly in equity in the consolidated financial statements until the disposal of the foreign operations in which case they are recognised as gain or loss in the consolidated income statement.

3. SIGNIFICANT ACCOUNTING POLICIES (cont'd)

Foreign Currency Translation (cont'd)

c) Group companies

On consolidation, the results and financial position of all the Group's entities which have a functional currency different from that of the Group's presentation currency are translated into the Group's presentation currency as follows:

i) assets and liabilities, including goodwill and fair value adjustments arising from business combinations, for each balance sheet presented are translated at the closing rate at the date of that balance sheet;

ii) income and expenses for each income statement are translated at average exchange rates (unless this average is not a reasonable approximation of cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transactions); and

iii) all resulting exchange differences are recognised as a separate component of equity.

Financial Instruments

A financial instrument is any contract that gives rise to both a financial asset of one enterprise and a financial liability or equity instrument of another enterprise.

A financial asset is any asset that is cash, a contractual right to receive cash or another financial asset from another enterprise, a contractual right to exchange financial instruments with another enterprise under conditions that are potentially favourable, or an equity instrument of another enterprise.

A financial liability is any liability that is a contractual obligation to deliver cash or another financial asset to another enterprise, or to exchange financial instruments with another enterprise under conditions that are potentially unfavourable.

a) Financial instruments recognised on the balance sheet

The recognition method adopted for financial instruments that are recognised on the balance sheet are disclosed separately in the individual policy statements associated with the relevant financial instrument.

The financial assets and liabilities of the Group are primarily denominated in Ringgit Malaysia. Financial assets and liabilities that are denominated in other currencies, where material, have been disclosed in the Notes to the financial statements.

b) Financial instruments not recognised on the balance sheet

The Group, in managing its interest and currency exposures, enters into foreign currency forward contracts, interest rate swap and currency swap agreements. These instruments are not recognised in the financial statements on inception.

As foreign currency forward contracts are entered into to cover the Group's commitments in foreign currencies, the closing rates are used to translate the underlying foreign currency transactions into Ringgit Malaysia.

Financial Instruments (cont'd)

b) Financial instruments not recognised on the balance sheet (cont'd)

The related interest differentials under the swap agreements for interest rate swaps are recognised over the terms of the agreements in interest expense.

The underlying foreign currency assets or liabilities, which are effectively hedged by currency swap agreements, and designated as a hedge, are translated in the respective hedged currencies, at their closing rates.

c) Fair value estimation for disclosure purposes

The fair value of publicly traded securities is based on quoted market prices at the balance sheet date. For non-traded financial instruments, the Group uses various methods and makes assumptions that are based on market conditions. Comparisons are made to similar instruments that are publicly traded and estimates based on discounted cash flow techniques are also used. For other long term financial assets and liabilities, fair value is estimated by discounting future contractual cash flows at appropriate interest rates.

The book values of financial assets and liabilities with maturities of less than one year are assumed to approximate their fair values.

Segmental Reporting

The Group adopts business segment analysis as its primary reporting format and geographical segment analysis as its secondary reporting format.

Revenues are attributed to geographical segments based on location of customers where sale is transacted. Assets are allocated based on location of assets.

Segment revenues and expenses are those directly attributable to the segments and include any joint revenues and expenses where a reasonable basis of allocation exists. Segment assets include all assets used by the segment and consist principally of property, plant and equipment net of accumulated depreciation, amortisation and impairment loss, land held for property development, property development costs, inventories and receivables. Segment liabilities comprise operating liabilities. Both segment assets and liabilities do not include income tax assets and liabilities and interest bearing instruments.

4. FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES

The Group's overall financial risk management objective is to optimise the value creation for shareholders. The Group seeks to minimise the potential adverse impacts arising from fluctuations in foreign currency exchange and interest rates and the unpredictability of the financial markets.

The Group operates within clearly defined guidelines that are approved by the Board of Directors and do not trade in financial instruments. Financial risk management is carried out through risk reviews conducted at all significant operational units. This process is further enhanced by effective internal controls, a group-wide insurance programme and adherence to the financial risk management policies.

4. FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES (cont'd)

The main areas of financial risks faced by the Group are as follows:

Foreign currency exchange risk

The Group is exposed to foreign currency exchange risk when it enters into transactions that are not denominated in their functional currencies. The Group attempts to significantly limit its exposure for all committed transactions by entering into forward foreign currency exchange contracts within the constraints of market and government regulations.

Interest rate risk

Interest rate risks mainly arise from the Group's borrowings. The Group manages this risk through the use of fixed and floating rate debt and derivative financial instruments. Derivative financial instruments are used, where appropriate, to generate the desired interest rate profile.

Market risk

The Group, in the normal course of business, is exposed to market risks in respect of its equity investments. The Group manages its risk through established guidelines and policies.

Credit risk

Exposure to credit risk arises mainly from sales made on deferred credit terms. Credit terms offered by the Group range from 30 days to 60 days from date of transaction. Risks arising therefrom are minimised through effective monitoring of receivables and suspension of sales to customers which accounts exceed the stipulated credit terms. Credit limits are set and credit history is reviewed to minimise potential losses.

The Group also seeks to invest cash assets safely and profitably and buys insurance to protect itself against insurable risk. In this regard, counterparties are assessed for credit risks and limits are set to minimise any potential losses.

Liquidity risk

The Group practices prudent liquidity risk management to minimise the mismatch of financial assets and liabilities. The Group's cash flow is reviewed regularly to ensure that the Group is able to settle its commitments when they fall due.

5. SEGMENT ANALYSIS

a) Primary segment - by activity

2007	Leisure & Hospitality	Properties	Others	Eliminations	Total
Group					
Revenue					
External	4,322.9	8.9	20.5	-	4,352.3
Inter segment	1.5	5.3	60.0	(66.8)	-
	4,324.4	14.2	80.5	(66.8)	4,352.3
Results					
Segment profit	1,494.5	4.0	15.1	-	1,513.6
Interest income					85.4
Finance cost					(41.9)
Gain on disposal of equity investment in associate	337.1				337.1
Gain on dilution of equity investment in associate	81.0				81.0
Share of results in jointly controlled entity			0.0		0.0
Share of results in associate	(63.1)				(63.1)
Profit before taxation					1,912.1
Taxation					(356.8)
Profit for the financial year					1,555.3
Other Information:					
Assets					
Segment assets	4,263.8	426.7	658.1	(365.8)	4,982.8
Interest bearing instruments					2,779.0
Jointly controlled entity			1.2		1.2
Available-for-sale financial asset	1,505.4				1,505.4
Unallocated corporate assets					73.1
Total assets					9,341.5

5. SEGMENT ANALYSIS (cont'd)

a) Primary segment - by activity (cont'd)

2007	Leisure & Hospitality	Properties	Others	Eliminations	Total
Liabilities					
Segment liabilities	888.2	40.1	84.7	(365.8)	647.2
Interest bearing instruments					175.1
Unallocated corporate liabilities					322.5
Total liabilities					1,144.8
Other Disclosures					
Capital expenditure incurred	391.0	-	-	-	391.0
Depreciation and amortisation charge	243.0	1.8	1.1	-	245.9
Other significant non-cash items:					
- charges	53.2	-	-	-	53.2
- credits	2.6	-	-	-	2.6

2006 Group	Leisure & Hospitality	Properties	Others	Eliminations	(Restated) Total
Revenue					
External	3,786.1	4.7	17.7	-	3,808.5
Inter segment	1.2	7.0	55.0	(63.2)	-
	3,787.3	11.7	72.7	(63.2)	3,808.5
Results					
Segment profit	1,306.8	1.2	27.3	-	1,335.3
Interest income					31.3
Finance cost					(17.1)
Share of results in jointly controlled entity			0.0		0.0
Share of results in associate	(210.8)				(210.8)
Profit before taxation					1,138.7
Taxation					(193.2)
Profit for the financial year					945.5
Other Information:					
Assets					
Segment assets	4,107.8	425.9	318.4	(340.7)	4,511.4
Interest bearing instruments					1,716.2
Jointly controlled entity			1.1		1.1
Associate	2,070.6				2,070.6
Unallocated corporate assets					73.1
Total assets					8,372.4
Liabilities					
Segment liabilities	864.6	46.9	57.4	(340.7)	628.2
Interest bearing instruments					1,215.3
Unallocated corporate liabilities					271.2
Total liabilities					2,114.7
Other Disclosures					
Capital expenditure incurred	332.4	0.1	0.1	-	332.6
Depreciation and amortisation charge	231.2	2.0	1.1	-	234.3
Other significant non-cash items:					
- charges	25.3	0.1	0.0	-	25.4
- credits	0.0	0.5	7.2	-	7.7

The Group is organised into two main business segments:

Leisure & Hospitality - this division includes the gaming, hotel, entertainment and amusement businesses, tours & travel related services and other support services.

Properties - this division holds the land held for development of the Group and is involved in property developments.

All other immaterial business segments including investments in equities, training services, reinsurance services and utilities services are aggregated and disclosed under "Others" as they are not of sufficient size to be reported separately. All inter-segment sales are conducted on an arms length basis.

5. SEGMENT ANALYSIS (cont'd)

b) Secondary segment – by geographical location

	Revenue		Total Assets		Capital Expenditure	
Group	**2007**	2006	**2007**	2006	**2007**	2006
Malaysia	**4,352.3**	3,808.5	**6,407.2**	6,063.9	**391.0**	332.6
Asia Pacific (excludes Malaysia)	**-**	-	**2,934.3**	237.9	**-**	-
	4,352.3	3,808.5	**9,341.5**	6,301.8	**391.0**	332.6
Associate			**-**	2,070.6		
			9,341.5	8,372.4		

Geographically, the main business segments of the Group are concentrated in Malaysia. Included in other countries are the Group's investments in foreign corporations and interest bearing instruments.

6. REVENUE

	Group		Company	
	2007	2006	**2007**	2006
Rendering of services:				
Leisure & hospitality	**4,322.9**	3,786.1	**3,967.9**	3,469.7
Rental and properties management income	**3.8**	4.2	**-**	-
Other services	**20.5**	17.7	**-**	-
Sale of properties	**5.1**	0.5	**-**	-
	4,352.3	3,808.5	**3,967.9**	3,469.7

7. COST OF SALES

	Group		Company	
	2007	2006	**2007**	2006
Cost of inventories recognised as an expense	**118.2**	103.6	**73.9**	65.0
Cost of services and other operating costs	**2,502.4**	2,198.6	**2,297.9**	1,999.5
	2,620.6	2,302.2	**2,371.8**	2,064.5

Included in the other operating costs are gaming expenses amounting to RM939.9 million (2006: RM842.5 million) for the Group and RM983.8 million (2006: RM877.0 million) for the Company.

8. PROFIT BEFORE TAXATION

Profit before taxation has been determined after inclusion of the following charges and credits:

	Group		Company	
	2007	2006 Restated	**2007**	2006 Restated
	RM'000	RM'000	**RM'000**	RM'000
Charges:				
Depreciation of property, plant and equipment	**244,120**	232,420	**170,821**	151,986
Depreciation of investment properties	**734**	765	**-**	-
Amortisation of leasehold land use rights	**1,130**	1,130	**5**	5
Property, plant and equipment written off	**971**	952	**805**	936
Loss on disposal of property, plant and equipment	**45**	177	**-**	306
Impairment loss on investment in subsidiaries (Included in other expenses)	**-**	-	**936,000**	13,580
Hire of equipment	**9,346**	7,711	**6,289**	5,029
Rental of land and buildings	**1,013**	1,134	**356**	470
Employee benefits expense (Note 9)	**499,096**	447,921	**418,858**	372,878
Directors' remuneration excluding estimated money value of benefits-in-kind (Note 10)	**43,984**	50,060	**43,969**	50,045
Auditors' remuneration - current year	**415**	363	**172**	144
Auditors' remuneration - underprovision in prior year	**24**	-	**19**	-
Allowance for doubtful debts - trade	**1,548**	1,187	**60**	-
Allowance for doubtful debts - amount due from subsidiaries	**-**	-	**50,300**	-
Finance cost	**41,940**	17,060	**39,931**	2,000
Net exchange losses/(gains):				
- Realised	**8,119**	(7,118)	**11,370**	9,544
- Unrealised	**(1,198)**	(7,197)	**(1,014)**	11,998
Charges by holding company:				
- Licensing fees	**143,352**	123,171	**139,469**	119,646
- Shared services fees	**4,430**	4,291	**4,037**	3,873
Charges by other related companies:				
- Management fees	**356,248**	310,735	**341,193**	297,071
- Rental of land and buildings	**3,497**	3,441	**2,964**	2,917
- Hire of equipment	**6,223**	6,071	**5,929**	5,838
- Shared services fees	**17,907**	18,055	**14,815**	15,497
- Commissions	**52,750**	44,255	**36,976**	29,740
- Marketing fees	**480**	480	**480**	480
- Royalty fees	**3,510**	2,753	**3,510**	2,753
Charges by subsidiaries:				
- Finance cost	**-**	-	**2,009**	15,042
- Service fees	**-**	-	**526**	414
- Hire of equipment	**-**	-	**2,475**	3,620
- Rental of land and buildings	**-**	-	**41,079**	40,241
- Transportation services	**-**	-	**13,079**	10,224
Credits:				
Interest income	**85,421**	31,281	**64,452**	30,450
Rental income from land and buildings	**44,211**	40,960	**14,620**	13,341
Rental of equipment	**1,279**	1,417	**88**	499
Gain on disposal of property, plant and equipment	**-**	-	**50**	-
Gain on disposal of investment property	**2,019**	458	**-**	-
Gross dividends from quoted foreign corporations	**-**	2	**-**	-
Reversal of impairment loss on investment in subsidiary	**-**	-	**12,200**	-
Gain on disposal of short term investments	**-**	50	**-**	-
Gain on disposal of equity investment in associate	**337,061**	-	**-**	-
Gain on dilution of equity investment in associate	**80,981**	-	**-**	-
Income from other related companies:				
- Rental of land and building	**178**	178	**-**	-
- Sales of air tickets	**248**	213	**-**	-
Income from subsidiaries:				
- Interest income	**-**	-	**-**	24,201
- Rental of land and buildings	**-**	-	**6,795**	6,715
Other information:				
Non statutory audit fees paid to auditors	**527**	1,442	**366**	1,334

9. EMPLOYEE BENEFITS EXPENSE

	Group		Company	
	2007 RM'000	2006 RM'000	**2007 RM'000**	2006 RM'000
Wages, salaries and bonuses	**375,593**	340,477	**307,690**	284,397
Defined contribution plan	**45,841**	39,705	**37,979**	33,288
Other short term employee benefits	**65,899**	44,614	**62,084**	32,571
Share option expenses	**3**	150	**3**	150
Net provision for retirement gratuities	**11,760**	22,975	**11,102**	22,472
	499,096	447,921	**418,858**	372,878
Number of employees at financial year end ('000)	**13.4**	12.9	**9.8**	9.3

Employee benefits expense, as shown above, include the remuneration of Executive Directors.

10. DIRECTORS' REMUNERATION

	Group		Company	
	2007 RM'000	2006 RM'000	**2007 RM'000**	2006 RM'000
Non-executive Directors:				
- Fees	**505**	352	**490**	337
Executive Directors:				
- Fees	**265**	325	**265**	325
- Salaries and bonuses	**32,815**	31,273	**32,815**	31,273
- Defined contribution plan	**4,535**	4,315	**4,535**	4,315
- Other short term employee benefits	**766**	456	**766**	456
- Provision for retirement gratuities	**5,098**	13,339	**5,098**	13,339
Directors' Remuneration excluding estimated money value of benefits-in-kind (Note 8)	**43,984**	50,060	**43,969**	50,045
Estimated money value of benefits-in-kind (not charged to the income statements) in respect of Executive Directors	**684**	661	**684**	661
	44,668	50,721	**44,653**	50,706

Remuneration of the Directors of the Company in respect of services rendered to the Company and its subsidiaries is represented by the following bands:

	Number	
Amounts in RM'000	**2007**	2006
Non-Executive Directors		
- 50 to 100	**4**	4
- 100 to 150	**1**	-
Executive Directors		
- 950 to 1,000	**1**	-
- 1,000 to 1,050	**-**	1
- 1,250 to 1,300	**1**	-
- 1,300 to 1,350	**-**	1
- 3,050 to 3,100	**-**	1
- > 41,500	**1**	1

10. DIRECTORS' REMUNERATION (cont'd)

Executive Directors of the Company have been granted options under the Employees Share Option Scheme ("ESOS") on the same terms and conditions as those offered to other employees (Note 29) as follows:

Financial year ended 31.12.2007:

Before Share Split

Grant Date	**Subscription price per share RM**	**No. of Unissued Shares (ordinary shares of 50 sen each)** At start of the year '000	Granted '000	Exercised '000	At 12 April 2007 '000
2.9.2002	**10.32**	**1,624**	**-**	**(126)**	**1,498**

After Share Split

Grant Date	**Subscription price per share RM**	**No. of Unissued Shares (ordinary shares of 10 sen each)** At 13 April 2007 '000	Granted '000	Exercised '000	At end of the year '000
2.9.2002	**2.064***	**7,490**	**-**	**(1,410)**	**6,080**

Financial year ended 31.12.2006:

Grant Date	Subscription price per share RM	No. of Unissued Shares (ordinary shares of 50 sen each) At start of the year '000	Granted '000	Exercised '000	At end of the year '000
2.9.2002	10.32	1,750	-	(126)	1,624

The number of share options vested at the balance sheet date is 1,705,000 ordinary shares of 10 sen each (2006: 530,250 ordinary shares of 50 sen each).

* *Adjusted exercise price following the subdivision of ordinary shares of 50 sen each into 5 ordinary shares of 10 sen each.*

11. TAXATION

	Group 2007	Group 2006	Company 2007	Company 2006
Current taxation:				
Malaysian taxation	**341.8**	178.3	**339.2**	174.0
Deferred tax charge (Note 35)	**15.0**	14.9	**(7.0)**	0.8
	356.8	193.2	**332.2**	174.8
Current taxation:				
Current year	**340.8**	285.3	**338.0**	281.0
Under/(Over) provided in prior years	**1.0**	(107.0)	**1.2**	(107.0)
	341.8	178.3	**339.2**	174.0
Deferred taxation:				
Origination and reversal of temporary differences	**17.3**	11.2	**(6.1)**	(3.6)
(Over)/Under provided in prior years	**(2.3)**	3.7	**(0.9)**	4.4
	15.0	14.9	**(7.0)**	0.8

The reconciliation between the average effective tax rate and the Malaysian tax rate is as follows:-

	Group 2007 %	Group 2006 %	Company 2007 %	Company 2006 %
Malaysia tax rate:	**27.0**	28.0	**27.0**	28.0
Tax effects of:				
- expenses not deductible for tax purposes	**0.6**	0.4	**58.1**	0.9
- different tax regime	**0.5**	5.0	**-**	-
- income not subject to tax	**(5.9)**	(0.1)	**(0.0)**	(0.5)
- tax incentive	**(2.9)**	(6.4)	**(11.5)**	(5.8)
- over provided in prior years	**(0.0)**	(9.1)	**(0.0)**	(8.1)
- effect of change in deferred tax rate	**(0.3)**	(0.8)	**(3.1)**	(0.7)
- others	**(0.3)**	(0.1)	**-**	-
Average effective tax rate	**18.7**	16.9	**70.5**	13.8

Subject to the agreement by the Inland Revenue Board, the amount of unutilised tax losses of subsidiaries available for which the related tax effects have not been included in the net income amounted to approximately RM74.0 million as at the financial year end (2006: RM74.4 million).

11. TAXATION (cont'd)

Subject to the agreement by the Inland Revenue Board, the Group has investment tax allowance of approximately RM1,327.7 million (2006: RM1,318.3 million) which is available to set off against future taxable profits of the respective companies of the Group.

Taxation is calculated at the Malaysian statutory tax rate of 27% (2006: 28%) on the estimated chargeable profit for the year of assessment 2007. The Malaysian statutory tax rate will reduce to 26% for the year of assessment 2008 and with further reduction to 25% for the year of assessment 2009. Accordingly, the deferred tax assets and deferred tax liabilities have been remeasured at the tax rate of 25%.

12. EARNINGS PER SHARE

The basic and diluted earnings per share of the Group are computed as follows:

a) Basic earnings per share

Basic earnings per share of the Group is calculated by dividing the profit for the financial year attributable to equity holders of the Company by the weighted average number of ordinary shares in issue during the financial year. The weighted average number of ordinary shares in issue excludes the weighted average number of treasury shares held by the Company.

	Group	
	2007	2006
Profit for the financial year attributable to equity holders of the Company (RM million)	**1,555.7**	945.9
Weighted average number of ordinary shares in issue*	**5,673,272,647**	5,465,484,820
Basic earnings per share (sen)*	**27.42**	17.30

* *The comparative figure was recomputed based on the enlarged number of ordinary shares in issue after the share split exercise which was completed on 16 April 2007, in accordance with FRS 133: Earnings Per Share.*

b) Diluted earnings per share

For the diluted earnings per share calculation, the weighted average number of ordinary shares in issue of the Company is adjusted to assume conversion of all dilutive potential ordinary shares issued by the Company.

	Group	
	2007	2006
Profit for the financial year attributable to equity holders of the Company (RM million)	**1,555.7**	945.9
Weighted average number of ordinary shares adjusted as follows:		
Weighted average number of ordinary shares in issue*	**5,673,272,647**	5,465,484,820
Adjustment for share options granted to executives of the Company*	**21,632,682**	11,621,510
Adjustment for share issuable arising from conversion of Convertible Notes	**179,157,378**	-
Adjusted weighted average number of ordinary shares in issue*	**5,874,062,707**	5,477,106,330
Diluted earnings per share (sen)*	**26.48**	17.26

* *The comparative figure was recomputed based on the enlarged number of ordinary shares in issue after the share split exercise which was completed on 16 April 2007, in accordance with FRS 133: Earnings Per Share.*

13. DIVIDENDS

	2007		2006	
	Gross dividend per share Sen	**Amount of dividend (net of tax) RM million**	Gross dividend per share Sen*	Amount of dividend (net of tax) RM million
Interim dividend paid:				
- net of 28% tax	-	-	2.40	94.5
- net of 27% tax	**2.88**	**120.3**	-	-
Proposed final dividend:				
- net of 27% tax	-	-	3.00	125.1
- net of 26% tax	**3.60**	**152.1**	-	-
	6.48	**272.4**	5.40	219.6

At the forthcoming Annual General Meeting, a final dividend in respect of the financial year ended 31 December 2007 of 3.6 sen less 26% tax (2006: 3.0 sen* less 27% tax) per ordinary share of 10 sen each amounting to RM152.1 million (2006: RM125.1 million) will be proposed for shareholders' approval. These financial statements do not reflect this final dividend which will be accrued as a liability upon approval by shareholders.

* *The comparative figure was adjusted following the subdivision of ordinary shares of 50 sen each into 5 ordinary shares of 10 sen each.*

14. PROPERTY, PLANT AND EQUIPMENT

Group	Freehold land	Long leasehold land	Buildings & improvements	Plant, equipment & vehicles	Construction in progress	Total
At 1 January 2007:						
Cost	223.1	106.2	3,209.4	2,100.8	89.0	5,728.5
Accumulated depreciation	-	(8.7)	(623.1)	(1,467.1)	-	(2,098.9)
Accumulated impairment losses	-	(0.1)	(13.7)	(0.1)	-	(13.9)
Net book value - as reported	223.1	97.4	2,572.6	633.6	89.0	3,615.7
Effect of adoption of FRS 117	-	(97.4)	0.8	-	-	(96.6)
Net book value - restated	**223.1**	-	**2,573.4**	**633.6**	**89.0**	**3,519.1**
Movement during the year 2007:						
Opening net book value - restated	**223.1**	-	**2,573.4**	**633.6**	**89.0**	**3,519.1**
Additions	**0.8**	-	**4.0**	**243.0**	**143.2**	**391.0**
Disposals	-	-	**(0.6)**	**(1.0)**	-	**(1.6)**
Written off	-	-	**(0.0)**	**(1.0)**	-	**(1.0)**
Depreciation charge	-	-	**(70.4)**	**(173.7)**	-	**(244.1)**
Reclassification/Adjustment/Transfer	**(2.9)**	-	**93.8**	**123.6**	**(214.5)**	-
Closing net book value	**221.0**	-	**2,600.2**	**824.5**	**17.7**	**3,663.4**
At 31 December 2007:						
Cost	**221.0**	-	**3,305.6**	**2,435.3**	**17.7**	**5,979.6**
Accumulated depreciation	-	-	**(691.7)**	**(1,610.7)**	-	**(2,302.4)**
Accumulated impairment losses	-	-	**(13.7)**	**(0.1)**	-	**(13.8)**
Net book value	**221.0**	-	**2,600.2**	**824.5**	**17.7**	**3,663.4**
At 1 January 2006:						
Cost	222.6	106.3	3,159.1	1,923.6	24.5	5,436.1
Accumulated depreciation	-	(7.6)	(554.7)	(1,339.9)	-	(1,902.2)
Accumulated impairment losses	-	(0.1)	(13.7)	(0.1)	-	(13.9)
Net book value - as reported	222.6	98.6	2,590.7	583.6	24.5	3,520.0
Effect of adoption of FRS 117	-	(98.6)	0.9	-	-	(97.7)
Net book value - restated	222.6	-	2,591.6	583.6	24.5	3,422.3
Movement during the year 2006:						
Opening net book value - as reported	222.6	98.6	2,590.7	583.6	24.5	3,520.0
Effect of adoption of FRS 117	-	(98.6)	0.9	-	-	(97.7)
Opening net book value - restated	222.6	-	2,591.6	583.6	24.5	3,422.3
Additions	0.5	-	6.1	156.4	169.6	332.6
Disposals	-	-	-	(1.3)	-	(1.3)
Written off	-	-	-	(0.3)	(0.7)	(1.0)
Depreciation charge	-	-	(69.3)	(163.1)	-	(232.4)
Reclassification/Adjustment/Transfer	-	-	45.0	58.3	(104.4)	(1.1)
Closing net book value - restated	223.1	-	2,573.4	633.6	89.0	3,519.1
At 31 December 2006:						
Cost	223.1	106.2	3,209.4	2,100.8	89.0	5,728.5
Accumulated depreciation	-	(8.7)	(623.1)	(1,467.1)	-	(2,098.9)
Accumulated impairment losses	-	(0.1)	(13.7)	(0.1)	-	(13.9)
Net book value - as reported	223.1	97.4	2,572.6	633.6	89.0	3,615.7
Effect of adoption of FRS 117	-	(97.4)	0.8	-	-	(96.6)
Net book value - restated	223.1	-	2,573.4	633.6	89.0	3,519.1

14. PROPERTY, PLANT AND EQUIPMENT (cont'd)

Company	Freehold land	Long leasehold land	Buildings & improvements	Plant, equipment & vehicles	Construction in progress	Total
At 1 January 2007:						
Cost	87.2	0.5	1,804.4	1,463.6	89.6	3,445.3
Accumulated depreciation	-	(0.1)	(448.4)	(1,017.4)	-	(1,465.9)
Net book value - as reported	87.2	0.4	1,356.0	446.2	89.6	1,979.4
Effect of adoption of FRS 117	-	(0.4)	-	-	-	(0.4)
Net book value - restated	**87.2**	**-**	**1,356.0**	**446.2**	**89.6**	**1,979.0**
Movement during the year 2007:						
Opening net book value - restated	**87.2**	**-**	**1,356.0**	**446.2**	**89.6**	**1,979.0**
Additions	**-**	**-**	**2.6**	**93.4**	**135.9**	**231.9**
Disposals	**-**	**-**	**-**	**(0.8)**	**-**	**(0.8)**
Written off	**-**	**-**	**(0.1)**	**(0.7)**	**-**	**(0.8)**
Depreciation charge	**-**	**-**	**(42.7)**	**(128.1)**	**-**	**(170.8)**
Reclassification/Adjustment/Transfer	**-**	**-**	**106.5**	**70.8**	**(209.1)**	**(31.8)**
Closing net book value	**87.2**	**-**	**1,422.3**	**480.8**	**16.4**	**2,006.7**
At 31 December 2007:						
Cost	**87.2**	**-**	**1,913.3**	**1,560.0**	**16.4**	**3,576.9**
Accumulated depreciation	**-**	**-**	**(491.0)**	**(1,079.2)**	**-**	**(1,570.2)**
Net book value	**87.2**	**-**	**1,422.3**	**480.8**	**16.4**	**2,006.7**
At 1 January 2006:						
Cost	87.2	0.5	1,771.5	1,310.3	22.4	3,191.9
Accumulated depreciation	-	(0.1)	(406.7)	(941.9)	-	(1,348.7)
Net book value - as reported	87.2	0.4	1,364.8	368.4	22.4	1,843.2
Effect of adoption of FRS 117	-	(0.4)	-	-	-	(0.4)
Net book value - restated	87.2	-	1,364.8	368.4	22.4	1,842.8
Movement during the year 2006:						
Opening net book value - as reported	87.2	0.4	1,364.8	368.4	22.4	1,843.2
Effect of adoption of FRS 117	-	(0.4)	-	-	-	(0.4)
Opening net book value - restated	87.2	-	1,364.8	368.4	22.4	1,842.8
Additions	-	-	0.3	137.6	153.3	291.2
Disposals	-	-	-	(1.6)	-	(1.6)
Written off	-	-	-	(0.2)	(0.7)	(0.9)
Depreciation charge	-	-	(41.6)	(110.4)	-	(152.0)
Reclassification/Adjustment/Transfer	-	-	32.5	52.4	(85.4)	(0.5)
Closing net book value - restated	87.2	-	1,356.0	446.2	89.6	1,979.0
At 31 December 2006:						
Cost	87.2	0.5	1,804.4	1,463.6	89.6	3,445.3
Accumulated depreciation	-	(0.1)	(448.4)	(1,017.4)	-	(1,465.9)
Net book value - as reported	87.2	0.4	1,356.0	446.2	89.6	1,979.4
Effect of adoption of FRS 117	-	(0.4)	-	-	-	(0.4)
Net book value - restated	87.2	-	1,356.0	446.2	89.6	1,979.0

15. LAND HELD FOR PROPERTY DEVELOPMENT

	Group	
	2007	2006
At 1 January / 31 December		
Freehold land - at cost	**186.1**	186.1

16. INVESTMENT PROPERTIES

	Group	
	2007	2006
At 1 January		
Cost	**32.6**	31.8
Accumulated depreciation	**(11.0)**	(9.6)
Net book value	**21.6**	22.2
Movement during the year		
Opening net book value	**21.6**	22.2
Additions	**-**	0.1
Disposals	**(3.0)**	(0.5)
Depreciation charge for the financial year	**(0.7)**	(0.8)
Reclassification/Transfer	-	0.6
Closing net book value	**17.9**	21.6
At 31 December		
At Cost	**28.0**	32.6
Accumulated depreciation	**(10.1)**	(11.0)
Net book value	**17.9**	21.6
Fair value	**37.0**	36.1

The aggregate rental income and direct operating expenses incurred from investment properties which generate rental income during the financial year amounted to RM2.8 million and RM0.6 million respectively (2006: RM3.0 million and RM0.7 million).

The fair value of the properties was estimated based on the last transacted price of other units in the same properties.

17. LEASEHOLD LAND USE RIGHTS

	Group		Company	
	2007	2006 Restated	**2007**	2006 Restated
At 1 January				
Effect of adoption of FRS 117				
- Cost	**107.4**	107.4	**0.5**	0.5
- Accumulated amortisation	**(10.7)**	(9.6)	**(0.1)**	(0.1)
- Accumulated impairment losses	**(0.1)**	(0.1)	**-**	-
Net book value	**96.6**	97.7	**0.4**	0.4

17. LEASEHOLD LAND USE RIGHTS (Cont'd)

	Group		Company	
	2007	2006 Restated	**2007**	2006 Restated
Movement during the year				
Opening net book value - restated	**96.6**	97.7	**0.4**	0.4
Additions	**-**	-	**-**	-
Disposal	**-**	-	-	-
Amortisation charge for the financial year	**(1.1)**	(1.1)	**(0.0)**	**(0.0)**
Closing net book value	**95.5**	96.6	**0.4**	0.4
At 31 December				
Cost	**107.4**	107.4	**0.5**	0.5
Accumulated amortisation	**(11.8)**	(10.7)	**(0.1)**	(0.1)
Accumulated impairment losses	**(0.1)**	(0.1)	-	-
Net book value	**95.5**	96.6	**0.4**	0.4
Represented by:				
Unexpired period more than 50 years	**95.5**	96.6	**0.4**	0.4

18. SUBSIDIARIES

	Company	
	2007	2006
Investment in subsidiaries		
Unquoted shares – at cost	**5,851.7**	5,562.9
Accumulated impairment losses	**(1,012.8)**	(89.0)
	4,838.9	5,473.9
Amount due from subsidiaries	**228.1**	445.1
Allowance for doubtful debts	**(50.3)**	-
Net amount due from subsidiaries	**177.8**	445.1
Amount due to subsidiaries	**(215.5)**	(362.1)

The subsidiaries are listed in Note 43.

Included in the amount due to subsidiaries in 2006 were interest bearing advances from wholly-owned subsidiaries amounting to RM128.8 million which were fully repaid in 2007. These amounts were unsecured and had no fixed terms of repayment.

The weighted average interest rates (%) per annum at the end of the financial year are as follows:

	Company	
	2007	2006
Amounts due to subsidiaries	-	4.9

The balances of the amounts due from/to subsidiaries are unsecured, interest free and have no fixed terms of repayment.

19. JOINTLY CONTROLLED ENTITY

	Group 2007	Group 2006
Unquoted - at cost:		
Shares in a Malaysian company	**1.2**	1.1
Group's share of post acquisition reserves	**0.0**	0.0
	1.2	1.1

The Group's 35% aggregate share of the income, expenses, assets and liabilities of the jointly controlled entity is as follows:

	Group 2007 RM'000	Group 2006 RM'000
Income	**886.1**	1,535.7
Expenses	**(755.6)**	(1,545.7)
Net income/(loss)	**130.5**	(10.0)
Non-current assets	**432.0**	439.8
Current assets	**1,134.4**	1,151.1
Non-current liabilities	**(38.4)**	(43.1)
Current liabilities	**(333.6)**	(472.2)
Net assets	**1,194.4**	1,075.6

There is no capital commitment or contingent liability relating to the Group's interest in the jointly controlled entity as at the financial year end.

Details of the jointly controlled entity are as follows:

Name of Jointly Controlled Entity	Effective Percentage of Ownership 2007	Effective Percentage of Ownership 2006	Country of Incorporation	Principal Activities
Genting INTI Education Sdn Bhd	**35**	35	Malaysia	Managing a college for education, tourism, leisure & hospitality

The amount due to jointly controlled entity represents outstanding amounts arising from inter company sales. The amount due to jointly controlled entity is unsecured, interest free and have no fixed terms of repayment.

20. ASSOCIATE

	Group 2007	Group 2006
Quoted - at cost:		
Shares in a foreign corporation	**2,274.4**	3,770.7
Goodwill on acquisition written off*	**(896.1)**	(1,438.7)
Share of post acquisition reserves	**(230.8)**	(261.4)
Gain on dilution	**47.6**	-
	1,195.1	2,070.6
Effect of FRS 128 (Transferred to Available-For-Sale Financial Asset – Note 21)	**(1,195.1)**	-
	-	2,070.6

20. ASSOCIATE (Cont'd)

	Group 2007	Group 2006
Represented by:		
Share of net assets, other than goodwill of the associate	**-**	2,070.6
Market value of quoted shares in a foreign corporation	**-**	2,733.3

* *The goodwill on acquisition written off amounting to RM1,438.7 million was in respect of acquisitions made prior to 1 January 2004.*

Detail of the associate is as follows:

	Effective Percentage of Ownership 2007	Effective Percentage of Ownership 2006	Country of Incorporation	Principal Activities
Star Cruises Limited	-	36.0	Isle of Man and continued into Bermuda on 9 October 2000	Cruise and cruise related operations

With effect from 31 July 2007, Star Cruises Limited is no longer regarded as an associate when the Group ceased to have significant interest in the company and any trade related amounts are recorded as trade receivable. The remaining investment in Star Cruises Limited is transferred to available-for-sale financial asset (refer to Note 21).

The amount due from associate in 2006 represented outstanding amounts arising from inter company sales. The amount due from associate was unsecured, interest free and had no fixed terms of repayment.

Summarised financial information in respect of the Group's associate is set out below:-

	2007	2006 Restated
Income*	**1,457.1**	2,983.0
Expenses*	**(1,520.2)**	(3,193.8)
Net loss*	**(63.1)**	(210.8)
Non-current assets	**-**	6,614.9
Current assets	**-**	767.2
Non-current liabilities	**-**	(4,035.5)
Current liabilities	**-**	(1,276.0)
Net assets as at 31 December	**-**	2,070.6

* *As disclosed above, Star Cruises Limited ceased to be an associate effective 31 July 2007. Thus, the summarised Income Statement is for the period from 1 January 2007 to 30 July 2007.*

21. AVAILABLE-FOR-SALE FINANCIAL ASSET

	Group 2007	Group 2006
At 1 January	**-**	-
Initial recognition, at cost (Note 20)	**1,195.1**	-
Increase in fair value at date of designation - transfer to equity	**1,473.9**	-
	2,669.0	-
Foreign exchange differences	**(39.2)**	-
Decrease in fair value - transfer to equity	**(1,124.4)**	-
At 31 December	**1,505.4**	-
Investment in foreign corporation - Quoted	**1,505.4**	-

21. AVAILABLE-FOR-SALE FINANCIAL ASSET (cont'd)

As disclosed in Note 20, the Group ceased to have significant influence over an associate. The carrying amount of the investment at the date it ceases to be an associate is regarded as its cost on initial measurement as an available-for-sale financial asset. After the initial measurement, the Group measures available-for-sale financial asset at its fair value.

There were no disposal or impairment provision on available-for-sale financial asset during the current financial year.

The currency profile of the available-for-sale financial asset as at the financial year end are as follows:

	Group	
	2007	2006
Denominated in:		
- Hong Kong Dollars	**338.3**	-
- United States Dollars	**1,167.1**	-
At 31 December	**1,505.4**	-

22. OTHER LONG TERM INVESTMENTS

	Group		Company	
	2007	2006	**2007**	2006
Quoted shares in foreign corporation, at cost	**532.4**	229.3	-	-
Unquoted – at cost	**4.1**	4.1	**4.1**	4.1
Amounts written down to date	**(1.0)**	(1.0)	**(1.0)**	(1.0)
	3.1	3.1	**3.1**	3.1
	535.5	232.4	**3.1**	3.1
Market value of quoted shares in foreign corporation	**933.1**	689.0	-	-

For the balance of the unquoted shares which are carried in the financial statements, it was not practicable within the constraints of cost to estimate reliably the fair values for unquoted shares as there are no comparable securities that are traded.

23. LONG TERM RECEIVABLES

	Group	
	2007	2006
Trade receivables	**9.2**	9.5
Other receivables	-	0.0
	9.2	9.5

The maturity profile for the non-current receivables which are denominated in Ringgit Malaysia are as follows:

	Group	
	2007	2006
Later than 1 year and not later than 2 years	**3.0**	3.1
Later than 2 years and not later than 6 years	**6.2**	6.4
	9.2	9.5
Fair value of long term receivables	**8.6**	8.8

24. INVENTORIES

	Group		Company	
	2007	2006	**2007**	2006
At cost:				
Food, beverage, tobacco and other hotel supplies	**11.8**	9.3	**9.5**	7.1
Stores, spares and retail stocks	**23.2**	19.9	**22.0**	18.4
Completed properties	**24.1**	24.1	-	-
	59.1	53.3	**31.5**	25.5

25. TRADE AND OTHER RECEIVABLES

	Group		Company	
	2007	2006	**2007**	2006
Current:				
Trade receivables	**38.8**	38.2	**11.9**	8.9
Other receivables	**26.3**	31.4	**9.1**	22.1
Less: Allowance for doubtful debts	**(1.7)**	(1.0)	**(0.1)**	(0.1)
	63.4	68.6	**20.9**	30.9
Deposits	**13.0**	12.5	**11.7**	11.3
Prepayments	**37.8**	30.6	**35.9**	28.2
Total trade and other receivables	**114.2**	111.7	**68.5**	70.4

Credit terms offered by the Group and the Company in respect of current trade receivables range from payment in advance to 30 days from the date of invoice.

The fair values of trade and other receivables at the balance sheet dates closely approximate their book values.

The currency profile of the Group and Company for trade and other receivables is in Ringgit Malaysia.

26. HOLDING COMPANY AND OTHER RELATED COMPANIES

The Directors of the Company regard Genting Berhad, a company incorporated in Malaysia, as its immediate and ultimate holding company notwithstanding Genting Berhad's shareholding of less than 50% in the Company as Genting Berhad has control over the Company by virtue of its ability to manage the financial and operating policies of the Company pursuant to a 30-year Resort Management Agreement ("RMA") entered into in 1989 between the Company and Genting Berhad's wholly-owned subsidiary, Genting Hotel & Resorts Management Sdn Bhd ("GHRM"). The RMA, which cannot be unilaterally terminated by either party (except in limited circumstances, generally relating to default by a party continuing after a cure period or insolvency related events affecting a party), is renewable under the original terms and conditions at the end of the original term for 3 consecutive terms of 20 years each. Under the RMA, GHRM is appointed as the operator and manager of the gaming, hotel and resort-related operations ("Resort") of the Company, which includes the supply of senior management and other personnel deemed necessary or appropriate by GHRM for the operation of the Resort. A fee based on the gross revenue and the net operating income before fixed charges and taxation of the Resort is payable by the Company to GHRM for services under the RMA. In addition, Genting Berhad is the single largest shareholder of the Company.

The amount due to holding company represents outstanding balances arising from inter company sales and are unsecured, interest free and have no fixed terms of repayment.

The amounts due to/from other related companies are unsecured, interest free and have no fixed terms of repayment.

27. SHORT TERM INVESTMENTS

	Group 2007	Group 2006	Company 2007	Company 2006
Unquoted – at cost:				
Money market instruments (Note 28)	**794.9**	853.4	**794.9**	853.4
	794.9	853.4	**794.9**	853.4

Both the Group's and Company's investment in money market instruments comprise negotiable certificates of deposit and bankers' acceptances. The money market instruments of the Group and Company as at 31 December 2007 and 2006 have maturity periods ranging between overnight and two months.

The unquoted money market instruments are denominated in Ringgit Malaysia.

28. CASH AND CASH EQUIVALENTS

	Group 2007	Group 2006	Company 2007	Company 2006
Deposits with licensed banks	**1,972.2**	851.1	**1,061.1**	833.0
Cash and bank balances	**284.7**	276.2	**279.3**	267.9
Bank balances and deposits	**2,256.9**	1,127.3	**1,340.4**	1,100.9
Add:				
Money market instruments (Note 27)	**794.9**	853.4	**794.9**	853.4
Cash and cash equivalents	**3,051.8**	1,980.7	**2,135.3**	1,954.3

The carrying amount of these assets approximates their fair values.

The currency profile and weighted average interest rates (%) per annum of the bank balances, deposits and money market instruments as at the financial year end are as follows:

	Group				Company			
	Currency profile		Interest rates		Currency profile		Interest rates	
	2007	2006	2007	2006	2007	2006	2007	2006
Ringgit Malaysia	**2,085.8**	1,887.6	**3.45**	3.28	**2,077.1**	1,880.3	**3.45**	3.28
US Dollars	**911.2**	19.5	**4.86**	5.10	**0.1**	0.4	-	-
Singapore Dollar	**12.8**	9.1	-	-	**12.8**	9.1	-	-
Hong Kong Dollar	**42.0**	64.5	-	-	**45.3**	64.5	-	-
	3,051.8	1,980.7			**2,135.3**	1,954.3		

The deposits of the Group and Company have an average maturity period of 31 days (2006: 31 days). Bank balances of the Group and Company are deposits held at call.

29. SHARE CAPITAL

During the financial year, the Company implemented a share split exercise involving the subdivision of each of the existing ordinary shares of 50 sen each in the Company into 5 ordinary shares of 10 sen each in the Company.

The authorised, issued and fully paid up capital of the Company as at year end are as follow:

	Company			
	No. of ordinary shares		Amount	
	2007	2006	2007	2006
Authorised:				
Ordinary shares of 50 sen each	-	1,600.0	-	800.0
Ordinary shares of 10 sen each	**8,000.0**	-	**800.0**	-
	8,000.0	1,600.0	**800.0**	800.0
Issued and fully paid:				
Ordinary shares of 50 sen each				
At 1 January	**1,094.6**	1,091.8	**547.3**	545.9
Issuance of shares	**31.3**	2.8	**15.6**	1.4
At 12 April 2007 / 31 December 2006	**1,125.9**	1,094.6	**562.9**	547.3
Ordinary shares of 10 sen each (Adjusted pursuant to the Share Split on 13 April 2007)				
At 13 April 2007	**5,629.4**	-	**562.9**	-
Issuance of shares	**200.7**	-	**20.1**	-
At 31 December 2007	**5,830.1**	-	**583.0**	-

29. SHARE CAPITAL (cont'd)

During the financial year, RM872.2 million of the zero coupon convertible notes due in 2008 were converted into 342.0 million new ordinary shares of the Company (2006: nil).

The Executive Share Option Scheme for Eligible Executives of Resorts World Bhd and its subsidiaries ("ESOS") is governed by the By-Laws and was approved by the Shareholders at an Extraordinary General Meeting held on 21 February 2002.

At another Extraordinary General Meeting held on 25 June 2002, the draft By-Laws of the Scheme was further amended such that the total number of new shares to be offered under the Scheme shall not exceed 2.5% of the issued and paid-up share capital of the Company at any time of the offer but the shareholders of the Company may at any time during the tenure of the Scheme, by ordinary resolution increase the total number of new shares to be offered under the Scheme up to 5% of the issued and paid-up share capital of the Company at the time of the offer.

The ESOS became effective on 12 August 2002 for a duration of 10 years terminating on 11 August 2012.

The main features of the ESOS are as follows:

i) The ESOS shall be in force from the Date of Commencement and continue for a period of ten years from the Date of Commencement.

ii) Eligible executives are employees of the Group (including Executive Directors) or persons under an employment contract of the Group for a period of at least twelve full months of continuous service before the date of offer. The eligibility for participation in the Scheme shall be at the discretion of the Remuneration, Compensation and Benefits ("RCB") Committee which is established by the Board of Directors.

iii) In the event of cessation of employment of a Grantee with the Group prior to the full exercise of the Options, such Options shall cease without any claim against the Company provided always that subject to the written approval of RCB Committee in its discretion where the Grantee ceases his employment with the Group by reason of:

- his retirement at or after attaining retirement age;
- ill-health or accident, injury or disability;
- redundancy; and/or
- other reasons or circumstances which are acceptable to the RCB Committee

the Grantee may exercise his unexercised Options within the Option Period subject to such conditions that may be imposed by the RCB Committee.

iv) The total number of new shares to be offered under the ESOS shall not exceed 2.5% of the issued and paid-up share capital of the Company at any time of the offer but the shareholders of the Company may at any time during the tenure of the ESOS, by ordinary resolution increase the total number of new shares to be offered under the ESOS up to 5% of the issued and paid-up share capital of the Company at the time of the offer.

v) Not more than 50% of the shares available under the ESOS would be allocated, in aggregate, to the Executive Directors and Senior Management. In addition, not more than 10% of the shares available under the ESOS would be allocated to any individual Eligible Executive who, either singly or collectively through persons connected, holds 20% or more in the issued and paid-up share capital of the Company.

vi) The price at which the Grantee is entitled to subscribe upon exercise of his rights under the Options shall be based on the weighted average market price of the Shares as shown in the Daily Official List of the Bursa Malaysia Berhad for the five (5) Market Days immediately preceding the Date of Offer. Notwithstanding this, the Options Price per Share shall in no event be less than the nominal value of the Shares.

vii) No options shall be granted for less than 1,000 shares and not more than 7,500,000 shares to any eligible employee.

viii) The Options granted can only be exercised by the Grantee in the third year from the Date of Offer and the number of new Shares comprised in the options which a Grantee can subscribe for from the third year onwards shall at all times be subjected to the following maximum percentage of new shares comprised in the options:

Year 1	Year 2	Year 3	Year 4	Year 5
-	-	12.5% rounded up to the next 1,000 shares	12.5% rounded up to the next 1,000 shares	12.5% rounded up to the next 1,000 shares
Year 6	**Year 7**	**Year 8**	**Year 9**	**Year 10**
12.5% rounded up to the next 1,000 shares	12.5% rounded up to the next 1,000 shares	12.5% rounded up to the next 1,000 shares	12.5% rounded up to the next 1,000 shares	12.5% or balance of all options allotted

ix) All new ordinary shares issued upon exercise of the options granted under the ESOS will rank pari passu in all respects with the existing ordinary shares of the Company other than their entitlements to dividends, rights, allotments and/or other distributions, the entitlement date of which is prior to the date of allotment of the new shares and will be subject to all provisions of the Articles of Association of the Company relating to transfer, transmission and otherwise.

x) The options shall not have any right to vote at general meeting of the Company and the Grantees shall not be entitled to any dividends, right or other entitlements in respect of their unexercised options.

29. SHARE CAPITAL (cont'd)

Set out below are details of options over the ordinary shares of the Company granted under the ESOS:

			Ordinary shares of 50 sen each				
Grant Date	Exercisable period	Subscription price RM	At start of the year '000	Granted/ Extended '000	Exercised '000	Lapsed '000	At 12 April 2007 '000
Financial year ended 31.12.2007							
ESOS (Before Share Split)							
2.9.2002	2.9.2004 to 11.8.2012	10.32	10,440	29	(1,158)	(105)	9,206
29.11.2002	29.11.2004 to 11.8.2012	8.50	101	-	(11)	-	90
17.12.2004	17.12.2006 to 11.8.2012	9.49	1,276	-	(102)	(61)	1,113
19.7.2005	19.7.2007 to 11.8.2012	9.92	50	-	-	-	50
14.12.2005	14.12.2007 to 11.8.2012	10.67	108	-	-	-	108
			11,975	29	(1,271)	(166)	10,567

			Ordinary shares of 10 sen each				
Grant Date	Exercisable period	Subscription Price* RM	At 13 April 2007 '000	Granted/ Extended '000	Exercised '000	Lapsed '000	At end of the year '000
Financial year ended 31.12.2007							
ESOS (After Share Split)							
2.9.2002	2.9.2004 to 11.8.2012	2.06	46,030	432	(8,495)	(1,117)	36,850
29.11.2002	29.11.2004 to 11.8.2012	1.70	450	-	(25)	(30)	395
17.12.2004	17.12.2006 to 11.8.2012	1.90	5,565	-	(228)	(310)	5,027
19.7.2005	19.7.2007 to 11.8.2012	1.98	250	50	(35)	(50)	215
14.12.2005	14.12.2007 to 11.8.2012	2.13	540	-	-	(120)	420
			52,835	482	(8,783)	(1,627)	42,907

			Ordinary shares of 50 sen each				
Grant Date	Exercisable period	Subscription price RM	At start of the year '000	Granted/ Extended '000	Exercised '000	Lapsed '000	At end of the year '000
Financial year ended 31.12.2006							
ESOS							
2.9.2002	2.9.2004 to 11.8.2012	10.32	13,246	323	(2,583)	(546)	10,440
29.11.2002	29.11.2004 to 11.8.2012	8.50	206	-	(81)	(24)	101
17.12.2004	17.12.2006 to 11.8.2012	9.49	1,494	7	(45)	(180)	1,276
19.7.2005	19.7.2007 to 11.8.2012	9.92	50	-	-	-	50
14.12.2005	14.12.2007 to 11.8.2012	10.67	-	123	-	(15)	108
			14,996	453	(2,709)	(765)	11,975

The number of share options vested at the balance sheet date is 5.9 million ordinary shares of 10 sen each (2006: 2.4 million ordinary shares of 50 sen each).

NOTES TO THE FINANCIAL STATEMENTS (cont'd)

31 December 2007

29. SHARE CAPITAL (cont'd)

Details relating to options exercised during the financial year are as follows:

Exercise date	Fair value of shares at share issue date* (RM/share)	Subscription price* (RM/share)	Number of shares issued 2007
January – December 2007	2.66 to 4.46	1.700	**80,000**
January – December 2007	2.66 to 4.46	1.898	**738,000**
September 2007	3.80	1.984	**35,000**
January – December 2007	2.66 to 4.46	2.064	**14,285,000**
			15,138,000

Exercise date	Fair value of shares at share issue date* (RM/share)	Subscription price* (RM/share)	Number of shares issued* 2006
January – December 2006	2.16 to 2.92	1.700	405,000
January – December 2006	2.16 to 2.92	2.064	12,915,000
December 2006	2.84 to 2.92	1.898	225,000
			13,545,000

	2007 RM'000	2006 RM'000
Ordinary share capital – at par	**1,514**	1,355
Share premium	**29,576**	26,417
Proceeds received on exercise of share options	**31,090**	27,772
Fair value at exercise date of shares issued	**52,271**	35,699

* *Adjusted following the subdivision of ordinary shares of 50 sen each into 5 ordinary shares of 10 sen each, where applicable.*

30. RESERVES

	Group 2007	Group 2006	Company 2007	Company 2006
Share premium	**927.7**	60.1	**927.7**	60.1
Fair value reserve	**349.5**	-	-	-
Reserve on exchange differences	**(224.3)**	(88.0)	-	-
Other reserves:				
- Capital redemption reserves	**0.1**	0.1	-	-
- Equity portion of convertible bonds in associate	-	18.3	-	-
- Option reserve	**0.2**	0.2	**0.2**	0.2
Retained earnings	**7,030.0**	5,711.6	**7,147.7**	7,254.2
	8,083.2	5,702.3	**8,075.6**	7,314.5

30. RESERVES (cont'd)

Based on the prevailing tax rate applicable to dividends, the estimated tax credit position is sufficient to frank approximately RM6,862.4 million (2006: RM5,948.7 million) of the Company's retained earnings if distributed by way of dividends without additional tax liabilities being incurred.

In addition, the Company has tax exempt income as at 31 December 2007, available to frank as tax exempt dividends arising mainly from the Promotions of Investment Act, 1986 and the Income Tax (Amendment) Act, 1999 relating to tax on income earned in 1999 being waived, amounting to approximately RM2,498.2 million (2006: RM2,034.6 million). The estimated tax credit and tax exempt income are subject to agreement by the Inland Revenue Board.

Under the single-tier tax system which came into effect from the year of assessment 2008, companies are not required to have tax credits under Section 108 of the Income Tax Act 1967 for dividend payment purposes. Dividends paid under this system are tax exempt in the hands of shareholders.

Companies with Section 108 credits as at 31 December 2007 may continue to pay franked dividends until the Section 108 credits are exhausted or 31 December 2013 whichever is earlier unless they opt to disregard the Section 108 credits to pay single-tier dividends under the special transitional provisions of the Finance Act 2007. As at 31 December 2007, subject to agreement with the tax authorities, the Company has sufficient Section 108 tax credits and tax exempt income to pay in full all of the retained earnings of the Company as franked and exempt dividends.

31. TREASURY SHARES

At the Annual General Meeting of the Company held on 21 June 2007, the shareholders of the Company approved the renewal of the authority for the Company to purchase its own shares of up to 10% of the issued and paid-up share capital of the Company.

During the current financial year, the Company had repurchased a total of 121,124,200 ordinary shares of 10 sen each of its issued share capital from the open market. The total consideration paid for the repurchase, including transaction costs, was RM477.19 million and was financed by internally generated funds. The repurchased shares are held as treasury shares in accordance with the requirements of Section 67A (as amended) of the Companies Act, 1965. There is no cancellation, resale or reissuance of treasury shares during the financial year.

As at 31 December 2007, of the total 5,830,118,667 issued and fully paid ordinary shares, 121,124,200 are held as treasury shares by the Company. As at 31 December 2007, the number of outstanding ordinary shares in issue after the setoff is therefore 5,708,994,467 ordinary shares of 10 sen each.

31. TREASURY SHARES (cont'd)

Details of the repurchase of treasury shares were as follows:

Group 2007	Total shares repurchased million	Total consideration paid RM 'million	Purchase price per share (excludes transaction cost) Highest RM	Lowest RM	Average RM
At 1 January	-	-	-	-	-
Shares repurchased during the financial year:					
July	33.2	144.1	4.50	4.04	4.33
August	50.1	190.2	4.10	3.18	3.79
September	-	-	-	-	-
October	22.0	83.7	3.88	3.70	3.80
November	15.8	59.2	3.78	3.64	3.72
December	-	-	-	-	-
At 31 December	121.1	477.2			3.93

32. BORROWINGS

	Group 2007	Group 2006
Current:		
Term loans – US Dollar (unsecured)	-	87.8
Non-current:		
Term loans – US Dollar (unsecured)	-	41.0
	-	128.8

The weighted average interest rates (%) per annum before and after interest rate swaps ("IRS") are as follows:

	2007 Before IRS	2007 After IRS	2006 Before IRS	2006 After IRS
Effective during the year:				
Term loans – US Dollar (unsecured)	6.3	4.6	5.8	5.1
As at 31 December:				
Terms loans – US Dollar (unsecured)	-	-	6.3	4.7

	Group 2007	Group 2006
Borrowings denominated in US Dollar	-	128.8

There is no borrowings for the Group as at 31 December 2007.

The maturity profile and exposure of the borrowings of the Group to interest rate risk for the previous year are as follows:

	Borrowings Total	Floating interest rate	Fixed interest rate
At 31 December 2006			
Before interest rate swap			
- within one year	87.8	87.8	-
- more than 1 year and less than 2 years	41.0	41.0	-
	128.8	128.8	-
After interest rate swap			
- within one year	87.8	46.8	41.0
- more than 1 year and less than 2 years	41.0	-	41.0
	128.8	46.8	82.0

The fair values of the bank borrowings at 31 December 2006 approximated their carrying amounts.

32. BORROWINGS (cont'd)

As at the end of the previous financial year, the exposure of the borrowings of the Group to interest rate changes and the periods in which the borrowings reprice were as follows:

		Repricing Periods			
	Total	1 to 3 months	More than 3 months and less than 1 year	More than 1 year and less than 2 years	More than 2 years and less than 5 years
At 31 December 2006					
Total borrowings	128.8	82.0	46.8	-	-
Movement in repricing periods due to interest rate swap	-	(82.0)	41.0	41.0	-
	128.8	-	87.8	41.0	-

33. ZERO COUPON CONVERTIBLE NOTES

On 21 September 2006, the Company issued RM1.1 billion nominal value zero coupon convertible notes due 2008 ("Notes"). The Notes are convertible into ordinary shares of 10 sen each in the Company ("Resorts World Shares") in accordance with the terms and conditions of the Notes ("Terms"). The purpose of the issue is for working capital or investments or acquisitions in areas related to the Company's principal businesses, as and when such opportunities arise.

The main features of the Notes are as follows:

i) The Notes are convertible at the option of the holders of the Notes ("Noteholders") into Resorts World Shares, at a conversion price of RM2.55 (adjusted following the subdivision of ordinary shares of 50 sen each into 5 ordinary shares of 10 sen each) per Resorts World Share. The conversion price will be adjusted on the reset dates as stipulated in the Terms;

ii) The Company may at its option, satisfy its obligation following a conversion, in whole or in part, by paying the Noteholders in cash. Any Note which is not redeemed, converted or purchased and cancelled before the maturity date will be redeemed in cash at 99% of their principal amount on the maturity date; and

iii) The new Resorts World Shares to be issued upon conversion of the Notes will, upon issue and allotment, rank equal in all respects with the then existing Resorts World Shares except that they will not entitle their holders to any dividend, right, allotment and/or other distributions, the entitlement date of which is before the date of allotment of the new Resorts World Shares. The Resorts World Shares will be listed and quoted on Bursa Malaysia Securities Berhad.

The Notes is recognised in the balance sheet as follows:

	Group and Company	
	2007	2006
	RM'000	RM'000
Current:		
Nominal value	**176,700**	-
Unamortised issuance cost	**(1,642)**	-
Non-current:		
Nominal value	-	1,100,000
Unamortised issuance cost	-	(14,085)
	175,058	1,085,915

During the year ended 31 December 2007, RM872.2 million of Notes were converted into 342.0 million new ordinary shares of the Company whilst RM51.1 million of Notes was paid in cash for amount of RM77.6 million. The difference of RM26.5 million was recorded as finance cost in income statement. The balance of the Notes that remains outstanding as at 31 December 2007 is RM176.7 million.

34. OTHER LONG TERM LIABILITY

Other long term liability represents the advance membership fees relating to fees received on sale of timeshare units by a subsidiary offering a timeshare ownership scheme. These fees are recognised as income over the next twenty four years from commencement of membership.

35. DEFERRED TAXATION

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when the deferred taxes relates to the same tax authority. The following amounts, determined after appropriate offsetting, are shown in the balance sheet:

	Group		Company	
	2007	2006	**2007**	2006
Deferred tax liabilities:				
- subject to income tax	**(203.0)**	(182.9)	**(115.5)**	(120.3)
- subject to real property gain tax	**-**	(5.1)	**-**	(2.2)
	(203.0)	(188.0)	**(115.5)**	(122.5)
At 1 January:	**(188.0)**	(173.1)	**(122.5)**	(121.7)
(Charged)/Credited to income statement (Note 11):				
- property, plant and equipment	**(28.4)**	(28.1)	**(2.8)**	(14.2)
- provisions	**2.3**	4.2	**2.4**	4.1
- effect of change in deferred tax rate on prior years' temporary difference	**6.0**	8.7	**4.6**	8.5
- others	**5.1**	0.3	**2.8**	0.8
At 31 December	**(203.0)**	(188.0)	**(115.5)**	(122.5)

	Group		Company	
	2007	2006	**2007**	2006
Subject to income tax:				
(i) Deferred tax assets (before offsetting)				
- Provisions	**16.9**	15.1	**16.9**	15.1
- Others	**1.8**	1.9	**1.8**	1.9
	18.7	17.0	**18.7**	17.0
- Offsetting	**(18.7)**	(17.0)	**(18.7)**	(17.0)
Deferred tax assets (after offsetting)	**-**	-	**-**	-
(ii) Deferred tax liabilities (before offsetting)				
- Property, plant and equipment	**(182.9)**	(158.5)	**(134.2)**	(137.3)
- Land held for property development	**(39.4)**	(39.2)	**-**	-
- Inventory - completed properties	**(2.1)**	(2.2)	**-**	-
- Others	**2.7**	-	**-**	-
	(221.7)	(199.9)	**(134.2)**	(137.3)
- Offsetting	**18.7**	17.0	**18.7**	17.0
Deferred tax liabilities (after offsetting)	**(203.0)**	(182.9)	**(115.5)**	(120.3)
Subject to real property gains tax:				
(iii) Deferred tax liability				
- Property, plant and equipment	**-**	(5.1)	**-**	(2.2)

The amount of unutilised tax losses and deductible temporary differences for which no deferred tax asset is recognised in the balance sheet are as follows:

	Group		Company	
	2007	2006	**2007**	2006
Unutilised tax losses	**74.0**	74.4	**-**	-
Property, plant and equipment	**94.0**	98.5	**-**	-
Provision	**1.4**	1.1	**-**	-
	169.4	174.0	**-**	-

On 15 June 2007, MASB issued FRS 112 "Income Taxes" to revise the existing FRS 112_{2004} and which will be effective for financial statements covering periods beginning on or after 1 July 2007.

Under the revised FRS 112, companies may now recognise deferred tax asset on its unutilised reinvestment allowances or other tax allowances including Investment Tax Allowance ("ITA"). Consequently, the possible impact in recognising deferred tax asset on the Group's unutilised ITA, provided that future taxable profits are available to offset the unused tax credits, on a retrospective basis for the financial year ending 31 December 2008 is as follows:

	Group
Increase in retained earnings as at 1 January 2007	**281.9**
Decrease in taxation for the financial year ended 31 December 2007	**(2.1)**
Increase in retained earnings as at 31 December 2007	**284.0**
Increase in deferred tax assets as at 31 December 2007	**284.0**

36. PROVISION FOR RETIREMENT GRATUITIES

	Group		Company	
	2007	2006	**2007**	2006
At 1 January	**60.5**	39.4	**58.0**	37.4
Charged to income statement	**11.8**	23.0	**11.1**	22.5
Paid during the financial year	**(1.4)**	(1.9)	**(1.4)**	(1.9)
	70.9	60.5	**67.7**	58.0
Short term portion transferred to other payables (Note 37)	**(6.1)**	-	**(5.5)**	-
At 31 December	**64.8**	60.5	**62.2**	58.0

Refer item (c) Employee Benefits under Note 3 – Significant Accounting Policies for details of the Retirement Gratuities scheme.

37. TRADE AND OTHER PAYABLES

	Group		Company	
	2007	2006	**2007**	2006
Trade payables	**42.4**	45.4	**27.7**	29.8
Accruals	**324.3**	337.3	**307.8**	322.0
Deposits	**17.2**	15.8	**4.6**	4.4
Other payables	**108.3**	80.6	**84.2**	48.3
	492.2	479.1	**424.3**	404.5

Credit terms of trade and other payables granted to the Group and Company range from 7 days to 90 days from the date of invoice.

The carrying amount of these trade and other payables approximates their fair values.

The currency profile of the Group and Company for trade and other payables is in Ringgit Malaysia.

38. FINANCIAL INSTRUMENTS

As at the end of the financial year, the Group had the following financial instruments:

a) Borrowings

There is no borrowing as at the end of financial year.

As at the end of previous financial year, the Group had the following foreign currency borrowings which have not been hedged into Ringgit Malaysia. These foreign currency borrowings formed the whole of the total borrowings as disclosed in Note 32.

At 31 December 2006			Foreign currency (Million)			Equivalent RM (Million)
Currency	**Start date**	**Maturity dates**	**Hedged**	**Unhedged**	**Total**	**Total**
US Dollar	27/11/2002	27/11/2007	-	13.2	13.2	46.8
US Dollar	24/11/2003	24/11/2007 to 24/11/2008	-	18.0	18.0	63.6
US Dollar	11/12/2003	11/12/2007 to 11/12/2008	-	5.2	5.2	18.4
Total						128.8

b) Interest Rate Swap ("IRS")

During the current financial year, the Group had fully repaid its loans. Accordingly, the respective IRSs were also terminated.

c) Forward Foreign Currency Contracts

As at the end of the current financial year, the Group does not have any outstanding forward foreign currency contracts (2006: Nil).

39. CAPITAL COMMITMENTS

	Group		Company	
	2007	2006	**2007**	2006
Authorised property, plant and equipment expenditure not provided for in the financial statements:				
- contracted	**140.5**	137.7	**90.6**	105.8
- not contracted	**554.6**	402.0	**474.1**	348.0
	695.1	539.7	**564.7**	453.8

40. CONTINGENT LIABILITY (UNSECURED)

The Company does not have any contingent liability in respect of guarantees issued to financial institutions for loan facilities extended to subsidiaries as at 31 December 2007.

At 31 December 2006, the Company had contingent liability in respect of guarantees issued to financial institutions for loan facilities extended to subsidiaries as follows:

(a) Term Loan Facility granted to a subsidiary amounting to RM82.0 million.

(b) Term Loan Facility granted to a subsidiary amounting to RM46.8 million.

The details of the loans are disclosed in Note 32 and Note 38.

41. SIGNIFICANT NON-CASH TRANSACTIONS

(a) During the year ended 31 December 2007, RM872.2 million of Notes were converted into 342.0 million new ordinary shares of the Company.

(b) The Company redeemed of 140,000 Convertible Non-Cumulative Redeemable preference shares of RM1 each at a premium of RM999 per share in First World Hotels & Resorts Sdn Bhd, a direct wholly-owned subsidiary of the Company, amounting to RM140,000,000 during the current financial year.

42. SIGNIFICANT RELATED PARTY DISCLOSURES

In the normal course of business, the Group and Company undertakes on agreed terms and prices, transactions with its related companies and other related parties. In addition to related party disclosures mentioned elsewhere in the financial statements, set out below are other significant related party transactions and balances.

42. SIGNIFICANT RELATED PARTY DISCLOSURES (cont'd)

(a) The immediate and ultimate holding company of the Company is Genting Berhad ("GB"), a company incorporated in Malaysia.

(b) The significant related party transactions of the Group during the financial year are as follows:

	Group		Company	
	2007	2006	2007	2006
(i) Management agreements				
• Provision of technical know-how and management expertise in the resort's operations of Genting Highlands Resort by Genting Hotel & Resorts Management Sdn Bhd, a wholly-owned subsidiary company of GB.	354.0	309.0	341.2	297.1
• Provision of technical know-how and management expertise in the resort's operations for Awana Chain of hotels and resorts as well as the Time Sharing Scheme for Awana Vacation Resorts Development Berhad by Awana Hotels & Resorts Management Sdn Bhd, an indirect wholly-owned subsidiary company of GB.	2.2	1.8	-	-
(ii) Rendering of services				
Air ticketing and transportation services rendered by Resorts World Tours Sdn Bhd, a wholly-owned subsidiary company of the Company to:				
• Star Cruises Limited ("SCL") and its subsidiaries, an indirect associate of the Group up to 30 July 2007.	1.6	4.0	-	-
• GB and its subsidiaries.	1.4	1.1	-	-
• Company	-	-	13.1	10.2
(iii) Purchase of goods and services				
• Provision of shared services in relation to tax, treasury, internal audit, corporate affairs, secretarial and human resource functions by GB.	4.3	4.2	4.0	3.9
• Provision of consultancy, research and development services for themed entertainment lounges from E-Genting Holdings Sdn Bhd ("E-Genting"), an indirect subsidiary company of GB.	3.6	2.9	3.6	2.9
• Provision of information technology support and maintenance services for Customer Relationship Management solution; information technology development, support and maintenance services for hotel property management solutions, Web, eCommerce and other software and hardware related services as well as services through Customer Interaction Centre by Genting Information Knowledge Enterprise Sdn Bhd ("GIKE"), a wholly-owned subsidiary of E-Genting.	16.8	15.4	10.7	9.8
• Provision of information technology consultation, implementation, support and maintenance services for Enterprise Resource Planning solution, hardware shared services, information technology administration and first time application support service, system research and development and information technology related management and advisory services by E-Genting Sdn Bhd ("EGSB"), a wholly-owned subsidiary of E-Genting.	14.7	14.6	14.0	14.0
• Provision of management and promotion of loyalty program by Genting WorldCard Services Sdn Bhd ("GWSSB"), a wholly-owned subsidiary of E-Genting.	2.8	3.8	1.6	2.9
(iv) Rental and related services				
• Rental of premises and provision of connected services to Oriregal Creations Sdn Bhd ("Oriregal"). Puan Sri Lim (Nee Lee), mother of Tan Sri Lim Kok Thay who is the Chairman and Chief Executive of the Company. Puan Sri Lim is a director and substantial shareholder of Oriregal.	1.3	1.0	1.3	1.0
• Letting of office space and provision of connected services by Oakwood Sdn Bhd, a wholly-owned subsidiary company of GB.	3.4	3.4	3.1	3.0
• Letting of premises by First World Hotel and Resorts Sdn Bhd, a wholly-owned subsidiary company.	-	-	40.1	39.6
(v) License agreement				
Licensing fees paid to GB for the use of name and accompanying logo of "Genting" and "Awana".	143.3	123.2	139.5	119.6
(vi) Sales and Marketing arrangementsa				
Provision of services as the exclusive international sales and marketing coordinator for Genting Highlands Resort by Genting International P.L.C. ("GIPLC") and its subsidiary, a 50.49% owned indirect subsidiary company of GB.	47.7	37.3	36.7	27.2

42. SIGNIFICANT RELATED PARTY DISCLOSURES (cont'd)

(c) Directors and key management remuneration

The remuneration of Directors and other members of key management is as follows:

	Group		Company	
	2007 RM'000	2006 RM'000	**2007 RM'000**	2006 RM'000
Wages, salaries and bonuses	**35,954**	32,892	**35,939**	32,877
Defined contribution plan	**4,741**	4,467	**4,741**	4,467
Other short term employee benefits	**766**	456	**766**	456
Provision for retirement gratuities	**5,263**	13,339	**5,263**	13,339
Estimated money value of benefits-in-kind (not charged to the income statements)	**758**	704	**758**	704
	47,482	51,858	**47,467**	51,843

42. SIGNIFICANT RELATED PARTY DISCLOSURES (cont'd)

(d) The significant outstanding balances with related parties as at 31 December 2007 were as follows:

	Group		Company	
	2007	2006	**2007**	2006
(i) Receivables from related parties:				
- Subsidiaries	**-**	-	**177.8**	445.1
- Related companies	**28.1**	13.8	**13.6**	6.5
	28.1	13.8	**191.4**	451.6
(ii) Payables to related parties:				
- Holding company	**13.2**	12.9	**12.7**	12.6
- Subsidiaries	**-**	-	**215.5**	362.1
- Related companies	**46.4**	45.0	**42.9**	42.1
	59.6	57.9	**271.1**	416.8

43. SUBSIDIARIES

	Effective Percentage of Ownership 2007	2006	Country of Incorporation	Principal Activities
Direct Subsidiaries				
Awana Vacation Resorts Development Berhad	**100**	100	Malaysia	Proprietary timeshare ownership scheme
Delquest Sdn Bhd	**100**	100	Malaysia	Investments
Eastern Wonder Sdn Bhd	**100**	100	Malaysia	Support services
First World Hotels & Resorts Sdn Bhd	**100**	100	Malaysia	Hotel business
Genting Centre of Excellence Sdn Bhd	**100**	100	Malaysia	Provision of training services
Genting Entertainment Sdn Bhd	**100**	100	Malaysia	Show agent
Gentinggi Sdn Bhd	**100**	100	Malaysia	Investment holding
Genting Golf Course Bhd	**100**	100	Malaysia	Condotel and hotel business, golf resort and property development
Genting Highlands Berhad	**100**	100	Malaysia	Land and property development
Genting Irama Sdn Bhd	**100**	100	Malaysia	Investment holding
Genting Leisure Sdn Bhd	**100**	100	Malaysia	Investment holding
Genting Skyway Sdn Bhd	**100**	100	Malaysia	Provision of cable car services
Genting Studio Sdn Bhd	**100**	100	Malaysia	Dormant
Genting Theme Park Sdn Bhd	**100**	100	Malaysia	Pre-operating
Genting Utilities & Services Sdn Bhd	**100**	100	Malaysia	Provision of utilities services and the collection and disposal of garbage at Genting Highlands Resort
GHR Risk Management (Labuan) Limited	**100**	100	Labuan, Malaysia	Offshore captive insurance
Ikhlas Tiasa Sdn Bhd	**100**	100	Malaysia	Pre-operating
Kijal Facilities Services Sdn Bhd	**100**	100	Malaysia	Ceased operation
Leisure & Cafe Concept Sdn Bhd	**100**	100	Malaysia	Karaoke business
Orient Wonder International Limited	**100**	-	Bermuda	Ownership and operation of aircraft
Phoenix Track Sdn Bhd	**100**	-	Malaysia	Pre-operating
Resorts International (Labuan) Limited	**100**	100	Labuan, Malaysia	Offshore financing
Resorts Tavern Sdn Bhd	**100**	100	Malaysia	Land and property development
Resorts World (Labuan) Limited	**100**	100	Labuan, Malaysia	Offshore financing
Resorts World Spa Sdn Bhd	**100**	100	Malaysia	Pre-operating
Resorts World Tours Sdn Bhd	**100**	100	Malaysia	Provision of tour and travel related services
RWB (Labuan) Limited	**100**	100	Labuan, Malaysia	Offshore financing
Seraya Mayang Sdn Bhd	**100**	100	Malaysia	Investment holding

43. SUBSIDIARIES (cont'd)

	Effective Percentage of Ownership		Country of Incorporation	Principal Activities
	2007	2006		
Direct Subsidiaries (Cont'd)				
Setiabahagia Sdn Bhd	**100**	100	Malaysia	Property development
Setiaseri Sdn Bhd	**100**	100	Malaysia	Renting of its apartment
Sierra Springs Sdn Bhd	**100**	100	Malaysia	Investment holding
Stake Excellent Sdn Bhd	**100**	100	Malaysia	Support services
Vestplus Sdn Bhd	**100**	100	Malaysia	Sale and letting of completed apartment units
*Vestplus (Hong Kong) Limited	**100**	100	Hong Kong, SAR	Pre-operating
Indirect Subsidiaries				
Aliran Tunas Sdn Bhd	**100**	-	Malaysia	Pre-operating
*Best Track International Limited#	**100**	100	Mauritius	Pending removal from the Register of Companies
Genasa Sdn Bhd	**100**	100	Malaysia	Sale and letting of apartment units
Genas Sdn Bhd	**100**	100	Malaysia	Pre-operating
Genawan Sdn Bhd	**100**	100	Malaysia	Pre-operating
Genmas Sdn Bhd	**100**	100	Malaysia	Sale and letting of land and property
Gensa Sdn Bhd	**100**	100	Malaysia	Sale and letting of land and property
Gentasa Sdn Bhd	**100**	100	Malaysia	Pre-operating
Gentas Sdn Bhd	**100**	100	Malaysia	Pre-operating
Genting Administrative Services Sdn Bhd	**100**	100	Malaysia	Investment holding
Gentinggi Quarry Sdn Bhd	**100**	100	Malaysia	Pre-operating
Genting World Sdn Bhd	**100**	100	Malaysia	Leisure and entertainment business
Kijal Resort Sdn Bhd	**100**	100	Malaysia	Property development and property management
Lafleur Limited	**100**	100	Isle of Man	Investment holding
Lingkaran Cergas Sdn Bhd	**100**	-	Malaysia	Pre-operating
Merriwa Sdn Bhd	**100**	100	Malaysia	Pre-operating
Nature Base Sdn Bhd	**100**	-	Malaysia	Pre-operating
Papago Sdn Bhd	**100**	100	Malaysia	Resorts and hotel business
Resorts Facilities Services Sdn Bhd	**100**	100	Malaysia	Property upkeep services
Resorts Overseas Investments Limited	**100**	100	Isle of Man	Dormant
*Resorts World Limited	**100**	100	Isle of Man	Investment holding and investment trading
Resorts World Properties Sdn Bhd	**100**	100	Malaysia	Investment holding
R.W. Investments Limited	**100**	100	Isle of Man	Investment holding
R.W. Overseas Investments Limited	**100**	100	Isle of Man	Pre-operating
Twinmatics Sdn Bhd	**100**	100	Malaysia	Pre-operating
Widuri Pelangi Sdn Bhd	**100**	100	Malaysia	Golf resort and hotel business
Bandar Pelabuhan Sdn Bhd	**60**	60	Malaysia	Investment holding
Hitechwood Sdn Bhd	**60**	60	Malaysia	Pre-operating
Jomara Sdn Bhd	**60**	60	Malaysia	Pre-operating
Laserwood Sdn Bhd	**60**	60	Malaysia	Pre-operating
Neutrino Space Sdn Bhd	**60**	60	Malaysia	Pre-operating
Possible Affluent Sdn Bhd	**60**	60	Malaysia	Pre-operating
Rapallo Sdn Bhd	**60**	60	Malaysia	Pre-operating
Space Fair Sdn Bhd	**60**	60	Malaysia	Pre-operating
Sweet Bonus Sdn Bhd	**60**	60	Malaysia	Renting part of its leasehold land
Tullamarine Sdn Bhd	**60**	60	Malaysia	Pre-operating
Twinkle Glow Sdn Bhd	**60**	60	Malaysia	Pre-operating
Vintage Action Sdn Bhd	**60**	60	Malaysia	Pre-operating
Waxwood Sdn Bhd	**60**	60	Malaysia	Dormant
Yarrawin Sdn Bhd	**60**	60	Malaysia	Pre-operating

* The financial statements of these companies are audited by member firms of PricewaterhouseCoopers International Limited which are separate and independent legal entities from PricewaterhouseCoopers, Malaysia.

\# On 11 January 2008, Best Track International Limited was removed from the Register of Companies, Mauritius, pursuant to Section 308 of the Companies Act 2001, Mauritius.

44. SIGNIFICANT EVENTS DURING THE FINANCIAL YEAR

a) Disposal of 1.01 billion ordinary shares of USD0.10 each in Star Cruises Limited ("SCL")

On 30 July 2007, the Group through its indirect wholly-owned subsidiary of the Company, Resorts World Limited ("RWL"), disposed 1.01 billion ordinary shares of USD0.10 each in SCL for a total cash consideration of HKD2.6462 billion (approximately RM1.172 billion) and generated a net gain of RM337.1 million for the Group. As a result of the disposal and as disclosed in Notes 20 and 21, the Group ceased to have significant influence over SCL effective 31 July 2007. The investment in SCL is accounted for in accordance with FRS 139: *Financial Instruments: Recognition and Measurement* and accordingly treated as an available-for-sale financial asset.

b) Dilution of equity investment in SCL

During the period from 1 January 2007 to 30 July 2007, SCL issued 255.0 million new ordinary shares of USD0.10 each to independent third parties and new ordinary shares of USD0.10 each upon conversion of part of its 2% Convertible Bonds due in 2008.

The above issuances of new ordinary shares by SCL resulted in a gain of dilution of RM81.0 million for the Group.

c) Non-renounceable Offer for sale of 593,719,711 ordinary shares of USD0.10 each in Genting International Public Limited Company ("GIPLC")

On 28 December 2007, the Company through CIMB Investment Bank Berhad ("CIMB") announced a proposal by RWL (an indirect wholly-owned subsidiary of the Company) to undertake a non-renounceable offer for sale of its entire equity interest of 593,719,711 ordinary shares of USD0.10 each in GIPLC ("Offer Shares") to the shareholders of the Company ("OFS") on a pro-rata basis of 1 Offer Share for every 10 existing ordinary shares of RM0.10 each in the Company held by the shareholders of the Company.

The OFS is conditional upon the following approvals being obtained:

(i) the Securities Commission ("SC"); and

(ii) Bank Negara Malaysia ("BNM"), on behalf of the shareholders of the Company.

All of the above were subsequently obtained. The Company through CIMB announced that both the SC and BNM have approved the OFS subject to the following SC's conditions:

(i) CIMB to fully disclose in the prospectus to the Company's shareholders on the impairment loss of SGD454.6 million suffered by the GIPLC group in 2007 and its effect on the financial performance of the GIPLC group;

(ii) CIMB/RWL to inform the SC upon completion of the OFS; and

(iii) CIMB/RWL to fully comply with all the relevant requirements pertaining to the implementation of the OFS as specified in the SC's Policies and Guidelines on Issue/Offer of Securities.

On 28 February 2008, the Company together with RWL fixed the offer price of the Offer Share at RM0.88 per Offer Share. The offer price was arrived at after taking into consideration the RM-equivalent of RWL's average cost of investment in GIPLC, the estimated expenses relating to the OFS and fees for the transfer of shares chargeable by The Central Depository (Pte) Limited. The entitlement date to determine the shareholder of the Company who are entitled to participate in the OFS has been fixed on 17 March 2008.

Barring any unforeseen circumstances, RWL expects to complete the OFS by end of May 2008.

45. EVENTS SUBSEQUENT TO THE END OF FINANCIAL YEAR

Subsequent to the end of the financial year,

a) RM25.0 million of the zero coupon convertible notes due in 2008 were converted into 9,803,920 new ordinary shares of RM0.10 each of the Company up to 21 February 2008.

b) the Company repurchased a total of 230,000 ordinary shares of RM0.10 each of its issued share capital from the open market for a total consideration of RM0.92 million up to 21 February 2008.

STATEMENT ON DIRECTORS' RESPONSIBILITY PURSUANT TO PARAGRAPH 15.27(a) OF THE LISTING REQUIREMENTS OF BURSA MALAYSIA SECURITIES BERHAD

As required under the Companies Act, 1965 ("Act"), the Directors of Resorts World Bhd have made a statement expressing an opinion on the financial statements. The Board is of the opinion that the financial statements have been drawn up in accordance with the Financial Reporting Standards, MASB Approved Accounting Standards for Entities Other than Private Entities in Malaysia so as to give a true and fair view of the financial position of the Group and of the Company for the financial year ended 31 December 2007.

In the process of preparing these financial statements, the Directors have reviewed the accounting policies and practices to ensure that they were consistently applied throughout the year. In cases where judgment and estimates were made, they were based on reasonableness and prudence.

Additionally, the Directors have relied on the system of internal controls to ensure that the information generated for the preparation of the financial statements from the underlying accounting records is accurate and reliable.

This statement is made in accordance with a resolution of the Board dated 28 February 2008.

STATUTORY DECLARATION PURSUANT TO SECTION 169(16) OF THE COMPANIES ACT, 1965

I, **KOH POY YONG**, the Officer primarily responsible for the financial management of **RESORTS WORLD BHD**, do solemnly and sincerely declare that the financial statements set out on pages 43 to 80 are, to the best of my knowledge and belief, correct and I make this solemn declaration conscientiously believing the same to be true, and by virtue of the provisions of the Statutory Declarations Act, 1960.

Subscribed and solemnly declared by the abovenamed
KOH POY YONG at KUALA LUMPUR on 28 February 2008 } **KOH POY YONG**

Before me,

DATO' NG MANN CHEONG
Commissioner for Oaths
Kuala Lumpur

REPORT OF THE AUDITORS

To The Members Of Resorts World Bhd
(Company No. 58019-U)
(Incorporated in Malaysia)

We have audited the financial statements set out on pages 43 to 80. These financial statements are the responsibility of the Company's Directors. It is our responsibility to form an independent opinion, based on our audit, on these financial statements and to report our opinion to you, as a body, in accordance with Section 174 of the Companies Act, 1965 and for no other purpose. We do not assume responsibility to any other person for the content of this report.

We conducted our audit in accordance with approved auditing standards in Malaysia. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Directors, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion:

(a) the financial statements have been prepared in accordance with the provisions of the Companies Act, 1965 and MASB Approved Accounting Standards in Malaysia for Entities Other than Private Entities so as to give a true and fair view of:

   i) the matters required by Section 169 of the Companies Act, 1965 to be dealt with in the financial statements; and

   ii) the state of affairs of the Group and Company as at 31 December 2007 and of the results and cash flows of the Group and Company for the financial year ended on that date;

and

(b) the accounting and other records and the registers required by the Act to be kept by the Company and by the subsidiaries of which we have acted as auditors have been properly kept in accordance with the provisions of the Act.

The names of the subsidiaries of which we have not acted as auditors are indicated in Note 43 to the financial statements. We have considered the financial statements of these subsidiaries and the auditors' reports thereon.

We are satisfied that the financial statements of the subsidiaries that have been consolidated with the Company's financial statements are in form and content appropriate and proper for the purposes of the preparation of the consolidated financial statements and we have received satisfactory information and explanations required by us for those purposes.

The auditors' reports on the financial statements of the subsidiaries were not subject to any qualification and did not include any comment made under subsection 3 of Section 174 of the Act.

PRICEWATERHOUSECOOPERS
(No. AF: 1146)
Chartered Accountants

LOH LAY CHOON
(No. 2497/03/08(J))
Partner of the firm

Kuala Lumpur
28 February 2008

TEN YEARS SUMMARY

Amounts in RM million unless otherwise stated	2007	2006	2005	2004	2003	2002	2001	2000	1999	1998
Revenue	**4,352.3**	3,808.5	3,614.0	2,838.9	2,708.4	2,781.5	2,503.1	2,337.9	2,178.5	2,514.9
Profit / (loss) before taxation	**1,912.1**	1,138.7	1301.6	832.6	756.5	937.7	603.0	(665.2)	646.8	371.7
Taxation	**(356.8)**	(193.2)	(333.8)	(79.6)	(247.1)	(294.8)	(250.8)	(210.2)	(0.3)	(221.6)
Profit / (loss) for the financial year	**1,555.3**	945.5	967.8	753.0	509.4	642.9	352.2	(875.4)	646.5	150.1
Profit / (loss) attributable to equity holders of the Company	**1,555.7**	945.9	968.2	753.4	509.8	643.3	352.6	(875.8)	646.5	149.7
Share capital	**583.0**	547.3	545.9	545.9	545.9	545.9	545.9	545.9	545.9	545.9
Retained earnings	**7,030.0**	5,711.6	4,970.4	4,167.3	3,559.4	3,187.2	2,673.5	2,446.7	3,464.1	2,951.2
Other reserves	**1,053.2**	(9.3)	120.1	114.3	114.6	110.8	112.1	112.1	112.0	112.0
Treasury shares	**(477.2)**	-	-	-	-	-	-	-	-	-
Shareholders' equity	**8,189.0**	6,249.6	5,636.4	4,827.5	4,219.9	3,843.9	3,331.5	3,104.7	4,122.0	3,609.1
Minority interest	**7.7**	8.1	8.5	8.9	9.3	9.7	10.1	10.5	183.1	11.7
Non-current liabilities	**298.1**	1,406.4	382.1	803.0	1,121.6	1,436.3	1,652.0	510.0	186.3	177.2
	8,494.8	7,664.1	6,027.0	5,639.4	5,350.8	5,289.9	4,993.6	3,625.2	4,491.4	3,798.0
Property, plant and equipment	**3,663.4**	3,519.1	3,422.2	3,258.9	3,150.7	3,093.0	3,129.7	2,781.6	2,421.6	2,266.9
Land held for property development	**186.1**	186.1	186.1	186.1	201.2	201.2	202.5	202.1	220.8	219.1
Investment properties	**17.9**	21.6	22.2	26.0	26.6	31.8	32.5	33.3	39.7	87.9
Leasehold land use rights	**95.5**	96.6	97.8	99.0	100.2	101.3	99.2	100.4	100.0	111.3
Jointly controlled entity	**1.2**	1.1	1.1	-	-	-	-	-	-	-
Associates	**-**	2,070.6	2,155.6	2,144.8	2,122.9	1,984.9	1,666.4	1,639.4	1,073.3	994.6
Available-for-sale financial asset	**1,505.4**	-	-	-	-	-	-	-	-	-
Other long term investments	**535.5**	232.4	248.1	3.3	3.1	3.2	3.6	110.4	162.6	2.2
Long term receivables	**9.2**	9.5	13.5	17.3	14.9	13.8	12.1	10.1	3.7	-
	6,014.2	6,137.0	6,146.6	5,735.4	5,619.6	5,429.2	5,146.0	4,877.3	4,021.7	3,682.0
Net current assets / (liabilities)	**2,480.6**	1,527.1	(119.6)	(96.0)	(268.8)	(139.3)	(152.4)	(1,252.1)	469.7	116.0
	8,494.8	7,664.1	6,027.0	5,639.4	5,350.8	5,289.9	4,993.6	3,625.2	4,491.4	3,798.0
Basic earnings / (loss) per share (sen) #	**27.4**	17.3	17.7	13.8	9.3	11.8	6.5	(16.0)	11.8	2.7
Net dividend per share (sen) #	**4.8**	3.9	3.5	2.9	2.6	2.5	2.3	2.3	2.6	2.4
Dividend cover (times)	**5.7**	4.4	5.1	4.8	3.6	4.7	2.8	N/A	4.6	1.1
Current ratio	**3.9**	3.2	0.9	0.9	0.8	0.9	0.8	0.3	1.8	1.1
Net assets per share (RM) #	**1.43**	1.14	1.03	0.88	0.77	0.70	0.61	0.57	0.76	0.66
Return / (loss) (after tax and minority interests on average shareholders' equity - %)	**21.5**	15.9	18.6	16.9	12.9	18.3	11.2	(24.7)	17.1	4.2
Market share price										
- highest (RM)	**4.60**	2.96	2.34	2.34	2.38	2.40	1.59	3.10	3.60	1.91
- lowest (RM)	**2.56**	2.12	1.85	1.66	1.51	1.21	1.00	1.14	1.75	0.57

Certain figures relating to the previous years have been reclassified/adjusted to conform with the current year's presentation, due to adoption of new/revised FRSs.

Computed based on issued share capital after the share split exercise which was completed on 16 April 2007.

N/A - Not Applicable

LIST OF PROPERTIES HELD

as at 31 December 2007

LOCATION	TENURE	APPROXIMATE AREA	DESCRIPTION	NET BOOK VALUE AS AT 31 DEC 2007 (RM'million)	AGE OF BUILDING (Years)	YEAR OF ACQUISITION
MALAYSIA						
STATE OF PAHANG DARUL MAKMUR						
1 Genting Highlands, Bentung	Freehold	Built-up : 100,592 sq.metres	18-storey Genting Hotel Complex	207.5	26	1982
2 Genting Highlands, Bentung	Freehold	Built-up : 95,485 sq.metres	23-storey Resort Hotel & Car Park II	139.2	15	1992
3 Genting Highlands, Bentung	Freehold	Built-up : 493,750 sq.metres	22-storey First World Hotel & Car Park V	935.8	8	2000
4 Genting Highlands, Bentung	Freehold	Built-up : 20,516 sq.metres	23-storey Awana Tower Hotel	30.2	14	1993
5 Genting Highlands, Bentung	Freehold	Built-up : 19,688 sq.metres	10-level Theme Park Hotel	26.7	36	1989
6 Genting Highlands, Bentung	Freehold	Built-up : 11,902 sq.metres	10-level Theme Park Hotel - Valley Wing	9.7	32	1989
7 Genting Highlands, Bentung	Freehold	Built-up : 29,059 sq.metres	16-storey Residential Staff Complex I	6.7	24	1989
8 Genting Highlands, Bentung	Freehold	Built-up : 28,804 sq.metres	19-storey Residential Staff Complex II	16.1	15	1992
9 Genting Highlands, Bentung	Freehold	Built-up : 89,392 sq.metres	16-storey Residential Staff Complex III & Car Park III	61.6	15	1992
10 Genting Highlands, Bentung	Freehold	Built-up : 41,976 sq.metres	25-storey Residential Staff Complex V	53.3	11	1996
11 Genting Highlands, Bentung	Freehold	Built-up : 70,597 sq.metres	25-storey Residential Staff Complex VIII with 5 levels of carpark	71.2	1	2007
12 Genting Highlands, Bentung	Freehold	Built-up : 4,119 sq.metres	5-storey Ria Staff Residence	0.1	35	1989
13 Genting Highlands, Bentung	Freehold	Built-up : 4,109 sq.metres	5-storey Sri Layang Staff Residence	20.0	13	1989
14 Genting Highlands, Bentung	Freehold	Built-up : 18,397 sq.metres	8-level Car Park I	1.9	24	1989
15 Genting Highlands, Bentung	Freehold	Built-up : 1,086 sq.metres	5-storey Bomba Building	0.7	24	1989
16 Genting Highlands, Bentung	Freehold	Built-up : 1,503 sq.metres	Petrol Station	2.3	9	1999
17 Genting Highlands, Bentung	Freehold	Built-up : 4,151 sq.metres	3-storey Lakeside Teahouse	3.4	20	1989
18 Genting Highlands, Bentung	Freehold	Lake : 2 hectares	Man-made Lake	0.7	-	1989
19 Genting Highlands, Bentung	Freehold	Built-up : 2,769 sq.metres	4-storey Staff Recreation Centre	3.2	15	1992
20 Genting Highlands, Bentung	Freehold	Built-up : 540 sq.metres	1 unit of Kayangan Apartment	0.1	27	1989
			1 unit of Kayangan Apartment	0.2	27	1990
21 Genting Highlands, Bentung	Freehold	Built-up : 7,666 sq.metres	Awana Golf & Country Resort Complex	19.8	21	1989
22 Genting Highlands, Bentung	Freehold	Built-up : 17,010 sq.metres	174 units of Awana Condominium	23.9	21	1989
23 Genting Highlands, Bentung	Freehold	Built-up : 8,756 sq.metres	79 units of Ria Apartment (Pahang Tower)	12.5	21	1989
24 Genting Highlands, Bentung	Freehold	Lake : 3,286 hectares	7 plots of land & improvements	253.1	-	1989
			1 plot of land & improvements	6.0	-	1996
			10 plots of land & improvements	59.8	-	1989
			1 plot of land & improvements	0.1	-	1991
			66 plots of land & improvements	244.5	-	1989
			3 plots of land & improvements	24.9	-	2002
			13 plots of land & improvements	9.8	-	1996
25 Genting Highlands, Bentung	Leasehold (unexpired lease period of 86 years)	Land : 6 hectares	2 plots of land & improvements	0.4	-	1994
26 Genting Highlands, Bentung	Leasehold (unexpired lease period of 51 years)	Land : 5 hectares	3 plots of land	0.6	-	1995
27 Genting Highlands, Bentung	Leasehold (unexpired lease period of 83 years)	Land : 3 hectares	1 plot of educational land	1.2	-	2000
28 Bukit Tinggi, Bentung	Leasehold (unexpired lease period of 87 years)	Built-up : 49 sq.metres	1 unit of Meranti Park Apartment, Bukit Tinggi Resort	0.1	8	1999
29 Mentakab, Temerloh	Freehold	Land : 84 hectares	Vacant housing development land	4.6	-	1989
STATE OF SELANGOR DARUL EHSAN						
1 Genting Highlands, Hulu Selangor	Freehold	Built-up : 149,941 sq.metres	28-storey Highlands Hotel & Car Park IV	409.8	11	1997
2 Genting Highlands, Hulu Selangor	Freehold	Land : 6 hectares	2 plots of building land	6.1	-	1993
		Built-up : 47,715 sq.metres	5-storey Genting Skyway Station Complex with 4-level of basement carpark	68.9	11	1997
3 Genting Highlands, Hulu Selangor	Freehold	Built-up : 3,008 sq.metres	2-storey and 4-storey Gohtong Jaya Security Buildings	5.7	10	1998
4 Genting Highlands, Hulu Selangor	Freehold	Built-up : 6,073 sq.metres	53 units of Ria Apartment (Selangor Tower)	8.1	21	1998
5 Genting Highlands, Hulu Selangor	Freehold	Land : 598 hectares	3 plots of building land	12.3	-	1998
			18 plots of building land	41.6	-	1996
			7 plots of building land	10.4	-	1993
6 Genting Highlands, Gombak	Freehold	Land : 394 hectares	2 plots of vacant building land	28.8	-	1996
7 Batang Kali, Hulu Selangor	Freehold	Land : 9 hectares	1 plot of vacant agriculture land	2.1	-	1994
8 Ulu Yam, Hulu Selangor	Freehold	Land : 38 hectares	1 plot of vacant building land	15.0	-	1994
9 Ulu Yam, Hulu Selangor	Freehold	Land : 4 hectares	3 plots of vacant agriculture land	1.0	-	1994
10 Pulau Indah, Klang	Leasehold (unexpired lease period of 88 years)	Land : 47 hectares	13 plots of vacant industrial land & improvements	45.3	-	1997
FEDERAL TERRITORY OF KUALA LUMPUR						
1 Taman U Thant, Kuala Lumpur	Freehold	Built-up : 178 sq.metres	1 unit of Desa Angkasa Apartment	0.2	21	1998
STATE OF TERENGGANU DARUL IMAN						
1 Kijal, Kemaman	Leasehold (unexpired lease period of 84 years)	Land : 262 hectares	4 plots of resort/property development land	44.2	-	1997
		Land : 51 hectares	18-hole Awana Kijal Golf Course	11.6	-	1997
		Built-up : 35,563 sq.metres	7-storey Awana Kijal Hotel	96.4	11	1997
		Built-up : 1,757 sq.metres	27 units of Baiduri Apartment	2.5	13	1997
		Built-up : 7,278 sq.metres	96 units of Angsana Apartment	10.8	12	1997
	Leasehold (unexpired lease period of 84 years)	Land : 18 hectares	17 plots of resort/property development land	1.5	-	2002
	Leasehold (unexpired lease period of 94 years)	Land : 10 hectares	1 plot of resort/property development land	1.7	-	1997
STATE OF KEDAH DARUL AMAN						
1 Tanjung Malai, Langkawi	Leasehold (unexpired lease period of 80 years)	Land : 14 hectares	5 plots of building land	11.1	-	1997
		Built-up : 20,957 sq.metres	3-5 storey Awana Langkawi Hotel, Convention Centre & Multipurpose Hall	58.6	10	1997

ANALYSIS OF SHAREHOLDINGS

as at 28 April 2008

Class of Shares : Ordinary shares of 10 sen each
Voting Rights : One vote per share

Size of Holdings	No. of Shareholders	% of Shareholders	No. of Shares	% of Shares
Less than 100	3,378	5.829	23,470	0.000
100 - 1,000	15,483	26.719	13,780,115	0.240
1,001 - 10,000	31,654	54.626	141,576,833	2.465
10,001 - 100,000	6,372	10.996	186,916,044	3.254
100,001 to less than 5% of issued shares	1,055	1.821	3,026,191,482	52.691
5% and above of issued shares	5	0.009	2,374,844,560	41.350
GRAND TOTAL	**57,947**	**100.000**	**5,743,332,504**	**100.000**

THIRTY (30) LARGEST SECURITIES ACCOUNT HOLDERS AS PER RECORD OF DEPOSITORS
(without aggregating the securities from different securities accounts belonging to the same depositor)

	Name	No. of Shares	% of Shares
1.	Genting Berhad	550,000,000	9.576
2.	Genting Berhad	550,000,000	9.576
3.	Genting Berhad	474,844,560	8.268
4.	Genting Berhad	400,000,000	6.965
5.	Genting Berhad	400,000,000	6.965
6.	Genting Berhad	124,690,500	2.171
7.	Cartaban Nominees (Asing) Sdn Bhd *SSBT Fund GB01 for Harbor International Fund*	111,000,000	1.933
8.	Genting Berhad	103,500,000	1.802
9.	HSBC Nominees (Asing) Sdn Bhd *Exempt AN for J. P. Morgan Chase Bank, National Association (U.S.A.)*	100,810,500	1.755
10.	Genting Berhad	96,330,000	1.677
11.	Citigroup Nominees (Asing) Sdn Bhd *Exempt AN for Mellon Bank (Mellon)*	87,150,713	1.517
12.	HSBC Nominees (Asing) Sdn Bhd *BNY Brussels for Magellan*	80,000,000	1.393
13.	HSBC Nominees (Asing) Sdn Bhd *Exempt AN for J. P. Morgan Chase Bank, National Association (U.K.)*	77,039,395	1.341
14.	Citigroup Nominees (Asing) Sdn Bhd *CBNY For Wintergreen Fund Inc*	72,792,356	1.267
15.	Malaysia Nominees (Tempatan) Sendirian Berhad *Great Eastern Life Assurance (Malaysia) Berhad (Par 1)*	60,616,200	1.055
16.	Cartaban Nominees (Asing) Sdn Bhd *Government of Singapore Investment Corporation Pte Ltd for Government of Singapore (C)*	50,160,100	0.873
17.	HSBC Nominees (Asing) Sdn Bhd *BBH and Co Boston for Matthews Pacific Tiger Fund*	50,148,500	0.873
18.	HSBC Nominees (Asing) Sdn Bhd *BNY Brussels for CG Nouvelle Asie*	49,000,000	0.853
19.	HSBC Nominees (Asing) Sdn Bhd *BBH and Co Boston for GMO Emerging Markets Fund*	41,089,800	0.715
20.	Genting Berhad	40,000,000	0.696
21.	HSBC Nominees (Asing) Sdn Bhd *Exempt AN for J. P. Morgan Chase Bank, National Association (Netherlands)*	38,589,390	0.672
22.	Cartaban Nominees (Asing) Sdn Bhd *Investors Bank and Trust Company for Ishares, Inc.*	38,564,000	0.671
23.	Genting Berhad	37,829,500	0.659
24.	HSBC Nominees (Asing) Sdn Bhd *TNTC for Silchester International Investors International Value Equity Trust*	37,648,423	0.656
25.	HSBC Nominees (Asing) Sdn Bhd Exempt AN for J. P. Morgan Bank Luxembourg S.A.	32,963,200	0.574
26.	Citigroup Nominees (Asing) Sdn Bhd *Exempt AN for American International Assurance Company Limited*	32,743,400	0.570
27.	Citigroup Nominees (Asing) Sdn Bhd *CBNY for Wintergreen Partners Fund, LP*	27,917,372	0.486
28.	HSBC Nominees (Asing) Sdn Bhd *Exempt AN for J. P. Morgan Chase Bank, National Association (U.A.E.)*	25,311,390	0.441
29.	Cartaban Nominees (Asing) Sdn Bhd *Exempt AN for Caceis Bank Luxembourg (CLT ACCT-LUX)*	24,126,362	0.420
30.	Cartaban Nominees (Asing) Sdn Bhd *RBC Dexia Investor Services Bank for Comgest Growth Emergingmarkets (COMGEST GR PLC)*	24,000,000	0.418
	TOTAL	**3,838,865,661**	**66.840**

SUBSTANTIAL SHAREHOLDERS AS PER REGISTER OF SUBSTANTIAL SHAREHOLDERS AS AT 28 APRIL 2008

	No. of shares			
	Direct Interest	% of Issued Capital	Deemed Interest	% of Issued Capital
Genting Berhad ("Genting")	2,777,194,560	48.36	-	-
Kien Huat Realty Sdn Bhd ("KHR")	-	-	2,778,393,490*	48.38
Parkview Management Sdn Bhd	-	-	2,778,393,490+	48.38

Notes:

- * Deemed interested through its subsidiary and Genting.
- \+ Deemed interested through a subsidiary of KHR and Genting.

DIRECTORS' SHAREHOLDINGS AS PER REGISTER OF DIRECTORS' SHAREHOLDINGS AS AT 28 APRIL 2008

INTEREST IN THE COMPANY

	No. of Shares			
Name	Direct Interest	% of Issued Capital	Deemed Interest	% of Issued Capital
Tan Sri Lim Kok Thay	1,660,000	0.0289	-	-
Tun Mohammed Hanif bin Omar	5,000	0.0001	-	-
Tan Sri Alwi Jantan	540,000	0.0094	-	-
Mr Quah Chek Tin	5,000	0.0001	-	-
Tan Sri Dr. Lin See Yan	450,000	0.0078	-	-

INTEREST IN GENTING BERHAD, A COMPANY WHICH OWNS 48.36% EQUITY INTEREST IN THE COMPANY

	No. of Shares			
Name	Direct Interest	% of Issued Capital	Deemed Interest	% of Issued Capital
Tan Sri Lim Kok Thay	10,369,000	0.2800	-	-
Tun Mohammed Hanif bin Omar	201,000	0.0054	-	-
Mr Quah Chek Tin	5,000	0.0001	-	-

Note: Mr Quah Chek Tin's spouse holds 630,000 (0.0170%) ordinary shares in Genting Berhad. This disclosure is made pursuant to Section 134(12)(c) of the Companies Act, 1965 as amended by the Companies (Amendment) Act 2007 which took effect on 15 August 2007.

INTEREST IN ASIATIC DEVELOPMENT BERHAD, A SUBSIDIARY OF GENTING BERHAD

	No. of Shares			
Name	Direct Interest	% of Issued Capital	Deemed Interest	% of Issued Capital
Tan Sri Lim Kok Thay	369,000	0.0488	-	-

INTEREST IN GENTING INTERNATIONAL P.L.C., A SUBSIDIARY OF GENTING BERHAD

	No. of Shares			
Name	Direct Interest	% of Issued Capital	Deemed Interest	% of Issued Capital
Tan Sri Lim Kok Thay	32,000	0.0003	-	-

AMERICAN DEPOSITARY RECEIPTS – LEVEL 1 PROGRAMME

The Company's American Depositary Receipts ("ADR") Level 1 Programme commenced trading in the U.S. over-the-counter market on 8 June 1992. Under the ADR Programme, a maximum of 27 million ordinary shares of RM0.50 each (135 million ordinary shares of RM0.10 each) representing approximately 2.4% of the total issued and paid-up share capital (excluding treasury shares) of the Company will be traded in ADRs. Each ADR represents 5 ordinary shares of the Company. Citibank, N.A., New York as the Depositary Bank has appointed Citibank Berhad, Kuala Lumpur as its sole custodian of the shares of the Company for the ADR Programme. As at 31 March 2008 there were 116,313 ADRs outstanding representing 581,565 ordinary shares of the Company which have been deposited with the sole custodian for the ADR Programme.

 Exemption No. 82-3229

NOTICE IS HEREBY GIVEN THAT the Twenty-Eighth Annual General Meeting of Resorts World Bhd ("the Company") will be held at Nirwana Ballroom, Lower Lobby, Crowne Plaza Mutiara Kuala Lumpur, Jalan Sultan Ismail, 50250 Kuala Lumpur on Monday, 23 June 2008 at 10.30 a.m.

AS ORDINARY BUSINESSES

1. To receive and adopt the Audited Financial Statements for the financial year ended 31 December 2007 and the Directors' and Auditors' Reports thereon. **(Ordinary Resolution 1)**

2. To sanction the declaration of a final dividend of 3.6 sen less 26% tax per ordinary share of 10 sen each for the financial year ended 31 December 2007. **(Ordinary Resolution 2)**

3. To approve the payment of Directors' fees of RM755,900 for the financial year ended 31 December 2007 (2006 : RM661,900). **(Ordinary Resolution 3)**

4. To re-elect the following persons as Directors of the Company pursuant to Article 99 of the Articles of Association of the Company:

   (i) Tan Sri Lim Kok Thay **(Ordinary Resolution 4)**

   (ii) General (R) Tan Sri Mohd Zahidi bin Hj Zainuddin **(Ordinary Resolution 5)**

5. To consider and, if thought fit, pass the following resolutions pursuant to Section 129 of the Companies Act, 1965:

   (i) "That Tan Sri Alwi Jantan, retiring in accordance with Section 129 of the Companies Act, 1965, be and is hereby re-appointed as a Director of the Company to hold office until the conclusion of the next Annual General Meeting." **(Ordinary Resolution 6)**

   (ii) "That Tan Sri Wan Sidek bin Hj Wan Abdul Rahman, retiring in accordance with Section 129 of the Companies Act, 1965, be and is hereby re-appointed as a Director of the Company to hold office until the conclusion of the next Annual General Meeting." **(Ordinary Resolution 7)**

6. To re-appoint PricewaterhouseCoopers as Auditors of the Company and to authorise the Directors to fix their remuneration. **(Ordinary Resolution 8)**

AS SPECIAL BUSINESSES

To consider and, if thought fit, pass the following Resolutions:

Special Resolution

7. **Proposed Amendments to the Articles of Association of the Company**

   "That the amendments to the existing Articles of Association of the Company as proposed and set forth under Part C of the Document to Shareholders dated 30 May 2008 be and are approved and adopted by the Company, and that the Directors of the Company be and are authorised to do all acts and things and take all such steps as they may consider necessary and/or desirable to give full effect to these amendments to the Articles of Association of the Company." **(Special Resolution)**

Ordinary Resolutions

8. **Authority to issue and allot shares pursuant to Section 132D of the Companies Act, 1965**

   "That, subject always to the Companies Act, 1965, the Articles of Association of the Company and the approval of any relevant governmental and/or regulatory authorities, where such approval is required, the Directors be and are hereby authorised and empowered pursuant to Section 132D of the Companies Act, 1965 to issue and allot shares in the Company, at any time and upon such terms and conditions and for such purposes as the Directors may, in their absolute discretion deem fit provided that the aggregate number of shares issued pursuant to this resolution does not exceed 10% of the issued and paid-up share capital of the Company for the time being, and this authority under this resolution shall continue in force until the conclusion of the next Annual General Meeting of the Company, and that:

   (a) approval and authority be and are given to the Directors of the Company to take all such actions that may be necessary and/or desirable to give effect to this resolution and in connection therewith to enter into and execute on behalf of the Company any instrument, agreement and/or arrangement with any person, and in all cases with full power to assent to any condition, modification, variation and/or amendment (if any) in connection therewith; and

   (b) the Directors of the Company be and are also empowered to obtain the approval for the listing of and quotation for the additional shares so issued on Bursa Malaysia Securities Berhad." **(Ordinary Resolution 9)**

9. **Proposed renewal of the authority for the Company to purchase and/or hold its own shares of an aggregate amount of up to 10% of its prevailing issued and paid-up share capital at any time**

"That, subject to the passing of Ordinary Resolution 11, and subject to compliance with all applicable laws, the Company's Articles of Association, and the regulations and guidelines applied from time to time by Bursa Malaysia Securities Berhad ("Bursa Securities") and/or any other relevant regulatory authority:

(a) approval and authority be and are given for the Company to utilise up to the aggregate of the total retained earnings and share premium accounts of the Company based on its latest audited financial statements available up to the date of the transaction, to purchase, from time to time during the validity of the approval and authority under this resolution, such number of ordinary shares of 10 sen each in the Company (as may be determined by the Directors of the Company) on Bursa Securities upon such terms and conditions as the Directors may deem fit and expedient in the interests of the Company, provided that the aggregate number of shares to be purchased and/or held by the Company pursuant to this resolution does not exceed 10% of the total issued and paid-up ordinary share capital of the Company at the time of purchase and provided further that in the event that the Company ceases to hold all or any part of such shares as a result of (among others) cancellations, resales and/or distributions of any of these shares so purchased, the Company shall be entitled to further purchase and/or hold such additional number of shares as shall (in aggregate with the shares then still held by the Company) not exceed 10% of the total issued and paid-up ordinary share capital of the Company at the time of purchase. Based on the audited financial statements of the Company for the financial year ended 31 December 2007, the Company's retained earnings and share premium accounts were approximately RM7,147.7 million and RM927.7 million respectively;

(b) approval and authority conferred by this resolution shall commence on the passing of this resolution, and shall remain valid and in full force and effect until:

    (i) the conclusion of the next Annual General Meeting of the Company; or
    (ii) the expiry of the period within which the next Annual General Meeting is required by law to be held,

    unless earlier revoked or varied by ordinary resolution of the members of the Company in general meeting, whichever occurs first;

(c) approval and authority be and are given to the Directors of the Company in their absolute discretion, to deal with any shares purchased and any existing treasury shares ("the said Shares") in the following manner:

    (i) cancel the said Shares; and/or
    (ii) retain the said Shares as treasury shares; and/or
    (iii) distribute all or part of the said Shares as dividends to shareholders, and/or resell all or part of the said Shares on Bursa Securities in accordance with the relevant rules of Bursa Securities and/or cancel all or part of the said Shares,

    or in any other manner as may be prescribed by all applicable laws and/or regulations and guidelines applied from time to time by Bursa Securities and/or any other relevant authority for the time being in force and that the authority to deal with the said Shares shall continue to be valid until all the said Shares have been dealt with by the Directors of the Company; and

(d) approval and authority be and are given to the Directors of the Company to take all such actions that may be necessary and/or desirable to give effect to this resolution and in connection therewith to enter into and execute on behalf of the Company any instrument, agreement and/or arrangement with any person, and in all cases with full power to assent to any condition, modification, variation and/or amendment (if any) as may be imposed by any relevant regulatory authority or Bursa Securities and/or to do all such acts and things as the Directors may deem fit and expedient in the best interest of the Company." **(Ordinary Resolution 10)**

10. **Proposed exemption under Practice Note 2.9.10 of the Malaysian Code on Take-Overs and Mergers, 1998 to Genting Berhad and persons acting in concert with it from the obligation to undertake a mandatory take-over offer on the remaining voting shares in the Company not already owned by them, upon the purchase by the Company of its own shares pursuant to the proposed renewal of share buy-back authority ("Proposed Exemption")**

"That, subject to the passing of Ordinary Resolution 10 and the approval of the Securities Commission ("SC"), approval be and is hereby given for Genting Berhad ("Genting") and the persons acting in concert with Genting ("PAC") to be exempted from the obligation to undertake a mandatory take-over offer on the remaining voting shares in the Company not already owned by them under Part II of the Malaysian Code on Take-Overs and Mergers, 1998 ("Code"), which may arise upon the future purchase by the Company of its own shares pursuant to Ordinary Resolution 10, in conjunction with the application submitted by Genting and the PACs to the SC under Practice Note 2.9.10 of the Code, and further that approval and authority be and are given to the Directors of the Company to take all such actions that may be necessary and/or desirable to give effect to this resolution and in connection therewith to enter into and execute on behalf of the Company any instrument, agreement and/or arrangement with any person, and in all cases with full power to assent to any condition, modification, variation and/or amendment (if any) as may be imposed by any relevant regulatory authority and/or to do all such acts and things as the Directors may deem fit and expedient in the best interest of the Company." **(Ordinary Resolution 11)**

11. To transact any other business of which due notice shall have been given.

By Order of the Board

LOH BEE HONG
Secretary

Kuala Lumpur
30 May 2008

NOTES

A member entitled to attend and vote at this meeting is entitled to appoint a proxy or proxies (but not more than two) to attend and vote instead of him. A proxy need not be a member of the Company but in accordance with Section 149 of the Companies Act, 1965, a member shall not be entitled to appoint a person who is not a member of the Company as his proxy unless that person is an advocate, an approved company auditor or a person approved by the Registrar of Companies in a particular case. Where a member appoints two proxies, the appointments shall be invalid unless he specifies the proportions of his holding to be represented by each proxy. The instrument appointing a proxy must be deposited at the Registered Office of the Company at 24th Floor, Wisma Genting, Jalan Sultan Ismail, 50250 Kuala Lumpur not less than 48 hours before the time set for holding the meeting or at any adjournment thereof.

EXPLANATORY NOTES ON SPECIAL BUSINESSES

(1) Special Resolution, if passed, will streamline the Company's Articles with Chapter 7 of the Listing Requirements of Bursa Malaysia Securities Berhad as well as to facilitate some administrative issues and to ensure consistency throughout the Articles.

Further information on the Proposed Amendments to the Articles of Association of the Company is set out under Part C of the Document to Shareholders dated 30 May 2008 which is despatched together with the Company's 2007 Annual Report.

(2) Ordinary Resolution 9, if passed, will give authority to the Directors of the Company, from the date of the above Annual General Meeting, to issue and allot shares in the Company up to and not exceeding in total 10% of the issued and paid-up share capital of the Company for the time being, for such purposes as they consider would be in the best interest of the Company. This authority, unless revoked or varied at a general meeting, will expire at the conclusion of the next Annual General Meeting of the Company.

(3) Ordinary Resolution 10, if passed, will empower the Directors of the Company to purchase and/or hold the Company's shares of an aggregate amount of up to 10% of the issued and paid-up share capital of the Company for the time being ("Proposed Share Buy-Back Renewal") by utilising up to the total retained earnings and share premium of the Company based on its latest audited financial statements up to the date of the purchase. This authority will expire at the conclusion of the next Annual General Meeting of the Company or the expiry of the period within which the next Annual General Meeting is required by law to be held, unless revoked or varied by ordinary resolution of the members of the Company at a general meeting, whichever occurs first.

Further information on the Proposed Share Buy-Back Renewal is set out under Part A of the Document to Shareholders dated 30 May 2008 which is despatched together with the Company's 2007 Annual Report.

(4) Ordinary Resolution 11, if passed, will enable the Securities Commission to consider the application by Genting Berhad ("Genting") for the proposed exemption under Practice Note 2.9.10 of the Malaysian Code on Take-Overs and Mergers, 1998 to Genting and the persons acting in concert with Genting from the obligation to undertake a mandatory take-over offer on the remaining voting shares in the Company not already owned by them as a result of the Company's share buy-back activities ("Proposed Exemption").

Further information on the Proposed Exemption is set out under Part A and Part B of the Document to Shareholders dated 30 May 2008 which is despatched together with the Company's 2007 Annual Report.

- **Details of individuals who are standing for election as Directors.**

  No individual is seeking election as a Director at the forthcoming Twenty-Eighth Annual General Meeting of the Company.

RESORTS WORLD BHD

(Company no. 58019-U)

FORM OF PROXY

(Before completing the form, please refer to the notes overleaf)

"A" I/We ______________________________ NRIC No./Co. No.: ______________________
(FULL NAME IN BLOCK CAPITALS)

of ____
(ADDRESS)

being a member of RESORTS WORLD BHD hereby appoint

______________________________ NRIC No.: ______________________
(FULL NAME)

of ____
(ADDRESS)

or failing him ______________________________ NRIC No.: ______________________
(FULL NAME)

of ____
(ADDRESS)

or failing him, *the CHAIRMAN OF THE MEETING as *my/our first proxy to attend and vote for me/us on my/our behalf at the Annual General Meeting of the Company to be held on Monday, 23 June 2008 at 10.30 a.m. and at any adjournment thereof.

"B" Where it is desired to appoint a second proxy this section must also be completed, otherwise it should be deleted.

I/We ______________________________ NRIC No./Co. No.: ______________________
(FULL NAME IN BLOCK CAPITALS)

of ____
(ADDRESS)

being a member of RESORTS WORLD BHD hereby appoint

______________________________ NRIC No.: ______________________
(FULL NAME)

of ____
(ADDRESS)

or failing him ______________________________ NRIC No.: ______________________
(FULL NAME)

of ____
(ADDRESS)

or failing him, *the CHAIRMAN OF THE MEETING as *my/our second proxy to attend and vote for me/us on my/our behalf at the Annual General Meeting of the Company to be held on Monday, 23 June 2008 at 10.30 a.m. and at any adjournment thereof.

The proportions of my/our holding to be represented by my/our proxies are as follows:

First Proxy "**A**"	%
Second Proxy "**B**"	%
	100%

In case of a vote taken by a show of hands *First Proxy "A"/* Second Proxy "B" shall vote on my/our behalf.

My/our proxies shall vote as follows:

RESOLUTIONS		First Proxy "A"		Second Proxy "B"	
		For	Against	For	Against
To receive and adopt the Audited Financial Statements	Ordinary Resolution 1				
To sanction the declaration of a final dividend of 3.6 sen less tax per ordinary share	Ordinary Resolution 2				
To approve payment of Directors' fees	Ordinary Resolution 3				
To re-elect the following Directors:					
i) Tan Sri Lim Kok Thay	Ordinary Resolution 4				
ii) General (R) Tan Sri Mohd Zahidi bin Hj Zainuddin	Ordinary Resolution 5				
To re-appoint the following Directors in accordance with Section 129 of the Companies Act, 1965:					
i) Tan Sri Alwi Jantan	Ordinary Resolution 6				
ii) Tan Sri Wan Sidek bin Hj Wan Abdul Rahman	Ordinary Resolution 7				
To re-appoint Auditors	Ordinary Resolution 8				
To amend the Articles of Association of the Company	Special Resolution				
To empower Directors to issue and allot shares up to 10% of the Company's total issued and paid-up capital	Ordinary Resolution 9				
To renew the authority for the Company to purchase and/or hold its own shares up to 10% of its prevailing issued and paid-up capital	Ordinary Resolution 10				
To grant exemption under Practice Note 2.9.10 of the Malaysian Code on Take-Overs and Mergers, 1998	Ordinary Resolution 11				

(Please indicate with an "X" in the spaces provided how you wish your votes to be cast. If you do not do so, the proxy/proxies will vote or abstain from voting at his/their discretion.)

Signed this ______________ day of ________________ 2008

No. of Shares held	CDS Account No.

____
Signature of Member(s)

* Delete if inapplicable

NOTES

A member entitled to attend and vote at this meeting is entitled to appoint a proxy or proxies (but not more than two) to attend and vote instead of him. ***A proxy need not be a member of the Company but in accordance with Section 149 of the Companies Act, 1965, a member shall not be entitled to appoint a person who is not a member of the Company as his proxy unless that person is an advocate, an approved company auditor or a person approved by the Registrar of Companies in a particular case.*** *Where a member appoints two proxies, the appointments shall be invalid unless he specifies the proportions of his holding to be represented by each proxy. The instrument appointing a proxy must be deposited at the Registered Office of the Company at 24th Floor, Wisma Genting, Jalan Sultan Ismail, 50250 Kuala Lumpur not less than 48 hours before the time set for holding the meeting or at any adjournment thereof.*

In the case of a corporation, this form must be either under seal or signed by a duly authorised officer or attorney.

EXPLANATORY NOTES ON SPECIAL BUSINESSES

(1) Special Resolution, if passed, will streamline the Company's Articles with Chapter 7 of the Listing Requirements of Bursa Malaysia Securities Berhad as well as to facilitate some administrative issues and to ensure consistency throughout the Articles.

Further information on the Proposed Amendments to the Articles of Association of the Company is set out under Part C of the Document to Shareholders dated 30 May 2008 which is despatched together with the Company's 2007 Annual Report.

(2) Ordinary Resolution 9, if passed, will give authority to the Directors of the Company, from the date of the above Annual General Meeting, to issue and allot shares in the Company up to and not exceeding in total 10% of the issued and paid-up share capital of the Company for the time being, for such purposes as they consider would be in the best interest of the Company. This authority, unless revoked or varied at a general meeting, will expire at the conclusion of the next Annual General Meeting of the Company.

(3) Ordinary Resolution 10, if passed, will empower the Directors of the Company to purchase and/or hold the Company's shares of an aggregate amount of up to 10% of the issued and paid-up share capital of the Company for the time being ("Proposed Share Buy-Back Renewal") by utilising up to the total retained earnings and share premium of the Company based on its latest audited financial statements up to the date of the purchase. This authority will expire at the conclusion of the next Annual General Meeting of the Company or the expiry of the period within which the next Annual General Meeting is required by law to be held, unless revoked or varied by ordinary resolution of the members of the Company at a general meeting, whichever occurs first.

Further information on the Proposed Share Buy-Back Renewal is set out under Part A of the Document to Shareholders dated 30 May 2008 which is despatched together with the Company's 2007 Annual Report.

(4) Ordinary Resolution 11, if passed, will enable the Securities Commission to consider the application by Genting Berhad ("Genting") for the proposed exemption under Practice Note 2.9.10 of the Malaysian Code on Take-Overs and Mergers, 1998 to Genting and the persons acting in concert with Genting from the obligation to undertake a mandatory take-over offer on the remaining voting shares in the Company not already owned by them as a result of the Company's share buy-back activities ("Proposed Exemption").

Further information on the Proposed Exemption is set out under Part A and Part B of the Document to Shareholders dated 30 May 2008 which is despatched together with the Company's 2007 Annual Report.

GROUP OFFICES

RESORTS WORLD BHD
www.resortsworld.com
www.genting.com.my

CORPORATE OFFICE

Resorts World Bhd

23rd Floor, Wisma Genting,
28 Jalan Sultan Ismail,
50250 Kuala Lumpur, Malaysia.
T: +603 2178 2233 / 2333 2233
F: +603 2161 5304
E: rwbinfo@genting.com

RESORTS

Genting Highlands Resort
69000 Pahang, Malaysia
T: +603 6101 1118
F: +603 6101 1888

Awana Genting Highlands Golf & Country Resort
8th Mile, Genting Highlands,
69000 Pahang, Malaysia
T: +603 6436 9000
F: +603 6101 3535

Awana Kijal Golf & Beach Resort
KM 28, Jalan Kemaman-Dungun,
24100 Kijal, Kemaman,
Terengganu, Malaysia
T: +609 864 1188
F: +609 864 1688

Awana Porto Malai, Langkawi
Tanjung Malai, 07000 Langkawi,
Kedah, Malaysia
T: +604 955 5111
F: +604 955 5222

SALES & RESERVATIONS OFFICES

World Reservations Centre (WRC) Genting Highlands Resort
(For rooms, concerts & shows, Genting World Card, theme park ride tickets, transportation, Star Cruises, Awana Vacation Resorts)
Genting One Hub
Lower Ground Floor,
Wisma Genting,
28 Jalan Sultan Ismail,
50250 Kuala Lumpur
T: +603 2718 1118
F: +603 2718 1888
Reservations E-mail :
customercare@genting.com
Membership E-mail :
hotline@worldcard.com.my

Penang
10-1AB, 10th Floor,
IP Tower, Island Plaza,
118, Jalan Tanjong Tokong,
10470 Penang, Malaysia
T: +604 890 2300
F: +604 890 2500

Ipoh
11, Persiaran Greentown 8,
Greentown Business Centre,
30450 Ipoh,
Perak, Malaysia
T: +605 243 2988
F: +605 243 6988

Johor Bahru
1F-Ground Floor, Jalan Maju,
Taman Maju Jaya,
80400 Johor Bahru, Malaysia
T: +607 334 4555
F: +607 334 4666

Kuching
Shoplot 19, Ground Floor,
Wisma Phoenix,
Song Thian Cheok Road,
93100 Kuching, Sarawak, Malaysia
T: +6082 412 522
F: +6082 412 022

Meetings, Incentives, Conventions & Exhibitions (M.I.C.E)
23rd Floor, Wisma Genting,
28 Jalan Sultan Ismail,
50250 Kuala Lumpur, Malaysia
T: +603 2333 6686
F: +603 2162 1551
E: mice@genting.com
mice.genting.com.my

OTHER SERVICES

Casino De Genting
Genting Highlands Resort
69000 Genting Highlands
Pahang Darul Makmur
Malaysia
Membership hotline: +603 6105 2028
VIP Reservations: +603 2718 1188
Casino Programmes
T: +603 2718 1189
F: +603 6105 2080

Maxims Genting
Genting Hotel
Genting Highlands Resort
69000 Genting Highlands
Pahang Darul Makmur
Malaysia
T: +603 2718 1133
F: +603 6105 9388
www.maxims.com.my

Club Elite
Highlands Hotel
Genting Highlands Resort
69000 Genting Highlands
Pahang Darul Makmur
Malaysia
T: +603 2718 1199
F: +603 6105 9399

VIP
Highlands Hotel
Genting Highlands Resort
69000 Genting Highlands
Pahang Darul Makmur
Malaysia
T: +603 2718 1188
F: +603 6105 2080

Resorts World Tours Sdn Bhd
(For airline ticketing, outbound & inbound tours)
Genting One Hub
Lower Ground Floor,
Wisma Genting,
28 Jalan Sultan Ismail,
50250 Kuala Lumpur
T: +603 2333 6663 / 6667
F: +603 2333 6995

Limousine Service Counter (KLIA Sepang)
Arrival Level 3,
Main Terminal Building,
KL International Airport,
64000 KLIA Sepang,
Selangor, Malaysia
T: +603 8776 6753
F: +603 8787 4451

Limousine Service Counter (Genting Highlands)
Highlands Hotel,
69000 Genting Highlands Resort
T: +603 6105 9584
F: +603 6105 9585

Genting Transport Reservations Centre
(For buses and limousines)
Lot 1988/4888,
Jalan Segambut Tengah,
51200 Kuala Lumpur, Malaysia
T: +603 6251 8398 / 6253 1762
F: +603 6251 8399

OVERSEAS SALES / BRANCH / REPRESENTATIVE OFFICES

Australia
Genting (NSW) Pty Ltd *
Suite 810, Level 8,
401 Sussex Street Sydney,
NSW 2000
T: +612 9281 1433
F: +612 9281 1430

Hong Kong
Genting International P.L.C. *
Suite 1001, Ocean Centre,
5 Canton Road, Tsimshatsui
Kowloon, Hong Kong SAR
T: +852 2317 7133
F: +852 2314 8724

India
Genting India Travel Services Pte Ltd *
510, Churchgate Chambers
5th Floor, 5 New Marine Lines Road
Mumbai 400020, India
T: +91 22 2264 0383
F: +91 22 2264 0383

Genting India Travel Services Pte Ltd *
1518, 15th Floor, Ansal Tower
38, Nehru Place
New Delhi 110019, India
T: +91 11 2629 5674
F: +91 11 2629 5673

Singapore
Genting International (S) Pte Ltd *
#11-18 Park Mall, 9 Penang Road
Singapore 238459
T: +65 6823 9888
F: +65 6737 7260
E: genting1@pacific.net.sg

Thailand
Genting International (Thailand) Ltd *
153, Lot No. 400, 4th Floor
The Peninsula Plaza
Radjadumri Road, Lumpini,
Patumwan Bangkok 10330, Thailand
T: +662 254 0753 / 54 / 55
F: +662 254 0768

United Kingdom
Genting International (UK) Limited *
31 Curzon Street
W1J 7TW
United Kingdom
T: +44 020 7659 6210
F: +44 020 7499 2474

UAE - Sharjah
Adriana Limited ^
Sharjah Airport International Free Zone Executive Suite X4-17
P.O.Box 120652,
Sharjah – U.A.E
T: +971 6557 5015
F: +971 6557 5076

China
Adriana Limited •
Unit 09, 16th Floor
No. 8 Kuai Ji Ld, HuangPu District
Jin Tian Di International Plaza
Shanghai, China
T: +86 6326 3866 / 6326 3626
F: +86 6326 3727

Indonesia
Adriana Limited •
Jl.Ir.H.Juanda III No 29B, Lt.3
Jakarta Pusat 10120, Indonesia
T: +62 21 351 9041
F: +62 21 386 3506

Adriana Limited •
Building King's Star Travel
Add. Letjend Suprapto No.2-N
Medan 20151 - Indonesia
T: +62 61 451 1705
F: +62 61 452 2649

Adriana Limited •
JL.Indragiri 12-18 Blok A9
Surabaya 60241
East Java-Indonesia
T: +62 31 561 4161
F: +62 31 561 4220

Vietnam
Adriana Limited •
170 Bis (3rd Floor) Tran Hung Doa St.
Nguyen Cu Trinh Ward,
District 1 Ho Chi Minh, Vietnam
T: +84 8 920 6334/8920 6335
F: +84 8 920 6335

** Sales Office*
^ Branch Office
• Representative Office

RESORTS WORLD BHD (58019-U)

24th Floor, Wisma Genting, Jalan Sultan Ismail,
50250 Kuala Lumpur, Malaysia

T : +603 2178 2233 / 2333 2233 F : +603 2161 5304

www.resortsworld.com
www.genting.com.my

END

a **Genting** company